71821

[redacted]

06016977

Северо-Западный Телеком

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

№ 01-19/2200

September 11, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

SUPPL

Re: **Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")**

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *August 01, 2006 and August 31, 2006.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Vladislav Smyslov
Investor Relations Department
Director

dlw 9/19

Enclosures

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *August 1, 2006 and August 31, 2006*

1. Financial statements prepared in accordance with Russian statutory accounting principles for the 2rd quarter of 2006;

2. Quarterly report of the North-West Telecom for the 2th quarter of 2006;

3. Notice On Essential Fact "Data On Accrued And/Or Paid Yield Under Issuer's Securities" "Data On The Time Of Fulfilling The Obligations To Securities Holders" Dated August 31, 2006;

4. Notification On The Data That May Have A Significant Influence On The Value Of The Securities Of A Joint Stock Company Confirmation of the Scores Given Earlier by the Fitch Ratings Agency Dated August 11, 2006;

5. Notification On The Data That May Have A Significant Influence On The Value Of The Securities Of A Joint Stock Company Confirmation of the Credit Rating Given Earlier by the Fitch Ratings Agency According to the National Scale Dated August 14, 2006;

6. Amendments To The List Of Affiliated Parties Of The Open Joint-Stock Company North-West Telecom;

7. PRESS-RELEASE/North-West Telecom has appointed organizers of the 4th bond loan Dated August 03, 2006;

8. PRESS-RELEASE/JSC North-West Telecom Has Summed Up the Results of its Operations for the First Half of 2006 Dated August 09, 2006;

9. PRESS-RELEASE/Fitch Ratings have confirmed the long-term credit rating of JSC North-West Telecom at the B+ level, with the "Stable" forecast Dated August 11, 2006;

10. PRESS-RELEASE/Fitch Ratings Have Confirmed the National Credit Rating of JSC North-West Telecom at the A (rus) Level, with the "Stable" Forecast Dated August 15, 2006;

11. PRESS-RELEASE/North-West Telecom JSC is Improving the Efficiency of Asset Management Dated August 23, 2006;

12. PRESS-RELEASE/The 6th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid Dated August 31, 2006.

Last modifed: 2006-08-31 17:07

31 August 2006 year.

PRESS-RELEASE/The 6th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid

On the 1st of June 2006 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 3 bonds of JSC North-West Telecom, fully paid the 6th coupon yield under the bonds of the third issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of the 25th of August 2006. The rate for the 6th coupon is 9.25% per annum, RUR 23.06 having been accrued on each bond.

The total amount allocated for the 6th coupon payment amounted to RUR 69.18 million.

Bonds of the third issue of OJSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at FB MMVB on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3 million bonds with the face value of 1,000 roubles, the circulation period of the OJSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years. The coupon yield under the bonds is to be paid on a quarterly basis.

23 August 2006 year.

PRESS-RELEASE/North-West Telecom JSC is Improving the Efficiency of Asset Management

The results of the year 2005 show that North-West Telecom has been the most efficient in the fixed communication business, having confirmed once again its long-term business forecasts: net income margin has reached 9% and EBITDA margin 26.8 %.

One of the basic goals of JSC North-West Telecom's long-term development strategy is to maintain the level of EBITDA margin growth at at least 1 p.p. per year. To achieve the targets, JSC North-West Telecom is implementing a strategy of improving the efficiency of asset and subsidiaries management.

The main goal of JSC North-West Telecom's business reorganization is to liquidate investments in non-core or unprofitable assets and to develop Company's participation in strategic profile companies. In 2005, as a result of withdrawal from 10 commercial and 5 nonprofit companies, the income of JSC North-West Telecom from selling those assets made RUR 4.1 million. In 2006 JSC North-West Telecom plans to terminate its participation in 8 commercial and 1 nonprofit organizations, the income from selling those interests are expected to amount to about RUR 41 million.

A significant part of Company's assets are real estate and land plots: at the moment, the property of North-West Telecom includes 1,356,500 sq. m of areas (including 529,600 sq. m in St. Petersburg) and 4,044,800 sq. m of land plots (including 507,600 sq. m in St. Petersburg). The share of operating premises is 60%.

As a result of network reorganization and updating in 2005, North-West Telecom abandoned 6,100 sq. m of leased premises, and another 21,500 sq. m in the 1st six months of 2006; leased out 67,500 sq. m, and 74,900 sq. m in the 1st six months of 2006. The income from leasing out the premises amounted to RUR 187.8 million in 2005; and according to the plans of 2006 they will amount to RUR 200 million. To improve the efficiency of property management, JSC North-West Telecom has planned an at least 3% annual reduction of the quantity of leased spaces.

In 2005 North-West Telecom sold 28 sites of real estate, and another 31 sites in the 1st half of 2006. It is expected that in 2006 over 25,000 sq. m of Company's real estate will be sold. The income from real estate sale in 2005 amounted to RUR 27.4 million and in 2006 it is expected to earn RUR 68.2 million.

PRESS-RELEASE/Fitch Ratings Have Confirmed the National Credit Rating of JSC North-West Telecom at the A (rus) Level, with the "Stable" Forecast

On 14th August 2006 the international rating agency Fitch Ratings confirmed to JSC North-West Telecom the national priority unsupported rating A (rus), with the "Stable" forecast, in addition to the earlier given international credit ratings.

The fact that the above scores have been assigned reflects Fitch Ratings' opinion that:

1. JSC North-West Telecom is occupying the dominating positions in the market of communication services in the Northwestern Federal District.

2. It is occupying about 76% of the market of local communication services in the region.

The confirmation of the national rating shows the high financial stability and solvency of JSC North-West Telecom and once again proves the validity of the financial policy pursued by OJSC North-West Telecom.

Last modifed: 2006-08-14 13:13

11 August 2006 year. list :: 8.2006

PRESS-RELEASE/Fitch Ratings have confirmed the long-term credit rating of JSC North-West Telecom at the B+ level, with the "Stable" forecast

On 10th August 2006 the Fitch Ratings international rating agency confirmed JSC North-West Telecom's priority unsupported score in the foreign currency, that had been given before at the B+ level, with the "Stable" forecast. The short-term rating in the foreign currency has been confirmed at the B level.

The fact that the above scores have been assigned reflects Fitch Ratings' opinion that:

- JSC North-West Telecom is occupying the dominating positions in the market of communication services in the Northwestern Federal District.
- Thanks to the network upgrading, the range of services provided has been significantly expanded.
- The net debt to EBITDA ratio for the year has been 1.5, which is one of the lowest in the industry.

Besides, experts of the rating agency have noted that North-West Telecom has the highest figures of operation efficiency among the interregional companies, which allows the company to save on personnel expenditures and to maintain its profitability.

Last modifed: 2006-08-14 13:06

9 August 2006 year. list :: 8.2006 Search

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PRESS-RELEASE/JSC North-West Telecom Has Summed Up the Results of its Operations for the First Half of 2006

JSC North-West Telecom is the largest telecommunication services operator providing a wide range of telecommunications services all over the territory of the Northwestern Federal District.

JSC North-West Telecom places emphasis on developing and upgrading telephone networks, it is expanding the installed capacity of telephone exchanges, decommissioning outdated telephone exchanges and renovating communication networks and facilities. As of the end of the 1st six months of 2006, the total installed capacity of JSC North-West Telecom's network amounted to 4,733,000 lines, including 4,311,000 lines of the city telephone network and 422,000 lines of the rural network. Digitalization of the installed telephone capacity of the company increased to 54.9% by the end of the half-year period (as of 01.07.2005 this figure was 48.6%, and as of 01.01.2006 it was 53.8%). In some cities digitalization has already reached 100%. The percentage of the operating number capacity of the company is 93.4%. There are almost no outdated decade-step exchanges on the network, they have been replaced by up-to-date digital telephone exchanges.

The high rate of introducing a new number capacity has resulted in a considerable reduction of the queue for telephone installation in all regions of the North-West. The number of applications for telephone installation filed with JSC North-West Telecom as of 01.07.06 amounted to 78,800, taking into account new applications that were constantly received (in the respective period of the year 2005 this figure was 164,200 applications, and as of 01.01.06 it was 109,300).

One of JSC N.W.Telecom's major projects of the year 2006 is providing the services of broadband Internet access. xDSL equipment with a capacity over 90,000 lines has been installed at telephone exchanges of JSC NWT in all branches of the company, and 34,000 of them (37%) have been put into operation. As of 1st July 2006 the number of dedicated Internet access users (including those using the ADSL technology) was about 33,000, which is several times higher than the same figure as of 1st July 2005, which was about 4,000 users. The growth of ADSL subscribers for the six months (from 01.01.06 till 01.07.06) has exceeded 24,000.

All in all, in 2006 JSC North-West Telecom is planning to provide ADSL Internet access to over 70,000 subscribers, including 50,000 in St. Petersburg. To promote the ADSL Internet access service, North-West Telecom has developed and presented to consumers a new trademark, Avangard.

Last modifed: 2006-08-03 15:40

3 August 2006 year. list :: 8.2006 Search

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PRESS-RELEASE/North-West Telecom has appointed organizers of the 4th bond loan

In accordance with decisions of the Board of Directors' Strategic Development and Audit Committees, JSC NWT plans to issue the fourth bond loan for a total of RUR 2.0 billion in the 4th quarter of 2006.

The loan proceeds are to be used for refinancing the existing indebtedness and financing the investment program of the Company.

Events for selecting the issue organizers were held as part of preparations for the issue. The winners of the closed tender – ING Bank (Eurasia) ZAO and OJSC Joint-Stock Commercial Bank "Svyaz-Bank" – were assigned the status of Co-Organizers of the 4th bond issue of JSC NWT.

Basic preliminary parameters of the issue:

Name of securities: Coupon documentary non-convertible bearer bonds with mandatory centralized storage;

Volume of the issue: RUR 2 billion;

Par value of one bond: RUR 1000;

Maturity period: 5 years;

Interest rate: determined on the contest basis for the whole maturity period at the time of placement;

Type of placement: open subscription;

Trade organizer: CJSC "Stock Exchange "Moscow International Currency Exchange

NOTIFICATION ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY

Confirmation of the Credit Rating Given Earlier by the Fitch Ratings Agency According to the National Scale

1.General

1.1. Full official name of the Issuer company: *Open Joint-Stock Company North-West Telecom.*

1.2. Abbreviated official name of the Issuer company: *OJSC N.W.Telecom*

1.3. Place of Issuer's business: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*

1.4. Issuer's BSRN (Basic State Registration No.) *1027809169849*

1.5. Issuer's TIN (Taxpayer's Identification No.) *7808020593*

1.6. Unique Issuer's code assigned by the registering authority: *00119-A*

1.7. Address of the Internet page used by the Issuer to disclose information: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

1.8. Name of the periodical (periodicals) used by the Issuer to publish information: *Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Object of assigning the rating: *issuer*

2.2. Full official name of the organization that gave the credit rating:
Fitch Ratings LTD

2.3. Place of business of the organization that gave the credit rating:
Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office);
7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)

2.4. Rating: *national priority unsecured rating*

2.5. Value of rating: *A(rus)/ Stable*

2.6. Other information: *Detailed information is available on the web-site of the rating agency (http://www.fitchratings.ru)*

3. Signature

3.1. General Manager ¬____________________V.A. Akulich

3.2. Date August 14, 2006 Official seal

NOTIFICATION ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY
Confirmation of the Scores Given Earlier by the Fitch Ratings Agency

1.General
1.1. Full official name of the Issuer company: *Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company: *OJSC N.W.Telecom*
1.3. Place of Issuer's business: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.) *1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.) *7808020593*
1.6. Unique Issuer's code assigned by the registering authority: *00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information: *Izvestiya – St.Petersburg newspaper*

2. Contents of the notification
2.1. Object of assigning the rating: *issuer*
2.2. Full official name of the organization that gave the credit rating: *Fitch Ratings LTD*
2.3. Place of business of the organization that gave the credit rating:
Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); 7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)
2.4. Rating: *Long-term rating in foreign currency*
2.5. Value of rating: *B+ / stable*
2.6. Rating: *Short-term rating in foreign currency*
2.7. Value of rating: *C*
2.8. Other information: *Detailed information is available on the web-site of the rating agency (http://www.fitchratings.ru)*
3. Signature
3.1. General Manager ¬__________________V.A. Akulich
3.2. Date August 11, 2006 Official seal

Notice on essential fact
"Data on Accrued and/or Paid Yield under Issuer's Securities"
"Data on the Time of Fulfilling the Obligations to Securities Holders"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC N.W.Telecom*
1.3. Location of the issuer:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's OGRN (Basic State Registration No.):	*1027809169849*
1.5. Issuer's INN (Identification Tax-Payer's No.):	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. URL of the Internet page used by the Issuer for information disclosure:	*-{}-http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical(s) used by the Issuer to publish information:	*the Izvestiya – St. Petersburg newspaper*

1.9. Code(s) of the essential fact(s)	*0600119A31082006, 0900119A31082006*

2. Contents of the Notice
2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*
2.2. The state registration number of (extra) securities issue and the date of registration by the state: *4-03-00119-A of 28.12.2004*
2.3. Name of the registering authority that effected the state registration of the (extra) securities issue: *Federal Service for Financial Markets of Russia (FSFR of Russia)*
2.4. Name of the Issuer's management body taking the decision on determining the interest rate (coupon) under the Issuer's bonds and date of making up the minutes of the meeting (session) of the said body taking the decision: *the amount of this (sixth) coupon yield under the bonds of OJSC N.W.Telecom, series 03, was established at 9.25% by the respective Order of the General Manager dated 3rd March 2005 on the basis of the results of an auction held at the Moscow Interbank Currency Exchange (FB MMVB) in compliance with the decision on the securities issue approved by the Board of Directors of OJSC N.W.Telecom on 26th October 2004.*
2.5. Date of taking the decision on determining the amount (the procedure of determining the amount) of the interest (coupon) under the issuer's bonds: *the amount of this (sixth) coupon yield under the bonds of OJSC N.W.Telecom, series 03, was established by the respective Order of the General Manager on 3rd March 2005.*
2.6. Date of making up the minutes of the meeting (session) of the authorized management body of the issuer, which took the decision on determining the amount (the procedure of determining the amount) of the interest (coupon) under the issuer's bonds: *Order of the General Manager dated 3rd March 2005*
2.7. Total amount of the interest and/or other income to be (that was to be) paid under the

Issuer's bonds, series 03, for the sixth coupon period: *69 180 000 (sixty nine million one hundred eighty thousand) roubles.*
Amount of the interest and/or other income to be (that was to be) paid under one Issuer's bond, series 03: *23 (twenty three) roubles 06 kopecks*
2.8. Form of yield payment on Issuers securities: *money*
2.9. Date, on which the yield under the Issuer's securities (yield (interest) under the bonds) must be paid: *31.08.2006*
2.10. Total amount of the interest and/or other income paid under the Issuer's bonds, series 03: *415 080 000 (four hundred fifteen million eighty thousand) roubles*
2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the sixth coupon yield under the Issuer's bonds, series 03, to the amount of 69 180 000 (sixty nine million one hundred eighty thousand) roubles*
2.12. Fact of Issuer's commitment execution or non-execution (default): *the commitment has been fully executed.*
2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability or other liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, as the commitment has been fully executed.*

3. Signature		
3.1. V.A. Akulich,	________________	General Manager
3.2. Date: 31st August 2006	Official seal	

BALANCE SHEET
June 30, 2006

	Code
form № 01 OKUD	0710001
Date (year, month, day)	28.07.2006
OKPO	01166228
TIN	7808020593
OKVED	64.20.11,12,22,3,21
OKOPF/OKFS	47/34
OKEI	384

Company: North-West Telecom
TIN
Areas of activity:communication
Organizational and Legal form/form of Ownership Joint Stock Cc

Units of measure:thousand roubles

ADRESS: 14/26 ul. Gorokhovaya, St.Petersburg, 191186
Date of approval 28 July 2006
Date of mailing (acceptance)

ASSETS	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CURCULATION ASSETS					
Intangible assets		110	110	68	64
Fixed assets		120	120	21 983 239	22 400 081
Capital investment		130	130	764 066	1 114 569
Profitable investment in stock of material		135	135	0	0
Long term financial investment		**140**	**140**	225 553	224 116
including: investment in subsidaries		141		150 817	150 817
investment in associate companies		142		32 839	32 839
investment in other companies		143		41 720	40 290
other long-term financial investment		144		177	170
Deferred tax assets		145	145	215 805	207 489
Other non-curculation assets		150	150	2 055 330	2 404 519
Total for section I		**190**	**190**	**25 244 061**	**26 350 838**
II.CURCULATION ASSETS					
Resource,		**210**	**210**	**426 616**	**543 786**
includes: raw material, material and other similuar value		211	211	301 183	341 263
expenditures in work-in-process (turnover costs)		213	213	442	28
finished products and goods for resale		214	214	8 466	13 915

shipped goods		215	215	0	0
deffered expences		216	216	116 525	188 580
other stock and expences		217	217	0	0
Value added tax on acquired values		220	220	1 046 166	615 239
Account receviable (expected in over 12 months after date of the report)		**230**	**230**	56 561	57 281
includes: customers and principal		231	231	8 250	9 596
advance receivable		232			0
other debtors		233		48 311	47 685
Account receviable (expected 12 mths after date of report)		**240**	**240**	1 588 881	1 808 182
includes: customers and principal		241	241	1 183 826	1 325 274
advance receivable		242		79 183	96 698
other debtors		243		325 872	386 210
Short-term financial investment		**250**	**250**	1 045 094	691 507
Money funds		**260**	**260**	144 699	452 726
Other curculation assets		270	270	2 109	22 279
Total for section II		**290**	**290**	4 310 126	4 191 000
BALANCE (sum of lines 190+290)		**300**	**300**	29 554 187	30 541 838

LIABILITY	**Explanation**	**Code indices**	**Line code**	**As of the beginning of the period under report**	**As of the end of the period under report**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1 131 415	1 131 415
Added capital		420	420	8 075 451	8 030 233
Reserve capital		430	430	56 571	56 571
Own shares, repay from shareholders		440	411	(0)	(0)
Undistributed profit (uncover loss) of past years		460	470	6 847 607	6 494 552
Undistributed profit (loss0 othe period under report		470	470	X	1 348 834
Total for section III		**490**	**490**	**16 111 044**	**17 061 605**
IV. LONG TERM LIABILITIES **Credits and loans**		**510**	**510**	8 138 281	6 824 215

includes: credits		511		3 908 189	3 045 224
loans		512		4 230 092	3 778 991
Deferred tax liabilities		515	515	626 024	797 707
Other long term liabilities		520	520	506 678	346 078
Total for section IV		**590**	**590**	**9 270 983**	**7 968 000**
V. SHORT TERM LIABILITIES credits and loans		**610**	**610**	1 064 050	1 873 237
includes: credits		611		532 685	899 754
loans		612		531 365	973 483
Creditor receviable		**620**	**620**	2 384 145	2 827 463
includes:					
vendors and supplies		621	621	1 149 001	940 706
advance receivable		622	625	338 286	423 367
debt to staff		623	622	96 319	299 539
debt to state non budget funds		624	623	95 297	109 449
debt to tax and fees		625	624	244 479	282 223
other creditors		626	625	460 763	772 179
Indebtedness to participants (founders) on income payment		630	630	14 081	410 581
Deferred income		640	640	74 423	89 145
deferred costs reserve		650	650	635 461	311 807
Other long term liabilities		660	660		
Total for section V		**690**	**690**	**4 172 160**	**5 512 233**
BALANCE (sum of lines 490+497+590+690)		**700**	**700**	**29 554 187**	**30 541 838**

Note about values, accountant on under balance sheets

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		901	910	847 905	853 911
including those under leasing		911	911	184 047	181 520
Stock accepted for custody		902	920	21 747	23 382
Goods, accepted to commision		903	930	10 268	9 531
Insolvent debtor's indebtedness writen-off to loss		904	940	634 713	686 454
Received liability and payment collaters		905	950	21 473	21 086
Received liabilities and payment receivable		906	960	3 377 337	3 543 708
Wear of residential fund		907	970	6 771	6 185
Wear of external improvments and other similar facilities		908	980	3 231	2 616
Funds for payment for telecommunication services		909		110 251	130 131

Inquiry of net wealth cost

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets		1000		16 185 467	17 150 750

Head of the company _______ **V.A. Al An-acting Chief accountant** _______ **M.M.Semchenko**

(signature) (signature ex| (signature) (signature explanation)

Profit and loss statement
for 6 months 2006

		CODES
	form № 02 OKUD	0710002
	Date (year, month)	2006.06.30
Company: North-West Telecom	OCPO	1166228
TIN	TIN	7808020593
Areas of activity:communication	OKDP	64.20.11,12,22,3,21 55.23.1
Organizational and Legal form/form of Ownership Joint Stock Company	OKOPF/OKFS	47/34
Units of measure:thousand roubles	OKEI	384

ADRESS: 14/26 ul. Gorokhovaya, St.Petersburg, 191186

Index	Explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
I. Income and expences for normal activity Procceds (net) from sales of goods, products, jobs and services (less the VAT)		010	010	9 693 182	9 831 016
Including that from communication services		011		8 913 092	9 553 688
Prime cost of sold goods, products, works and services		020	020	(6 929 505)	(7 478 502)
including: from communicatoin services		021		(6 521 215)	(7 361 352)
Profit (loss) from sales (line 010 -020)		**050**	**050**	2 763 677	2 352 514
II. Operating Income and expences Interest receivable		060	060	40 932	50 325
Interest paybale		070	070	(356 983)	(316 587)
Income from participation in other organizations		080	080	5 670	3 372
Other operating income		090	090	54 139	121 548
Other operating expences		100	100	(526 417)	(370 709)
III. Income and expenses from source other than sales Income from sources other than sales		120	120	192 381	84 375

Expences for sources other than sales		130	130	(281 696)	(257 357)
Income (loss) before taxes (lines.050+060-070+080+090-100+120-130)		**140**	**140**	1 891 703	1 667 481
Expences for tax on profit (lines -151+/-152+/-153) including:		**150**		(545 000)	(511 096)
hold over tax liabilities		151	142	(171 712)	(23 813)
hold over tax actives		152	141	(8 316)	(133 327)
Current profit tax		153	150	(364 972)	(353 956)
Income (loss) from normal activity (lines 140-150)		**160**		1 346 703	1 156 385
IV. Extraordinary income and expences Extraordinary incomes		170		2 790	795
Extraordinary expences		180		(659)	(734)
NET PROFIT (Nondistributed profit (loss) ot the period under report (lines19001+19002)		**190**	**190**	1 348 834	1 156 446
NOTES Conditional expences/income under profit tax		201		(454 520)	(395 671)
Constant tax liabilities		202	200	(98 928)	(115 933)
Constant tax assets		203	200	8 448	508

Index	explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share		301			
Water profit (loss) per share		302			

* Filled in annual account report

Explanation of profit and loss items

Index	Code line	Index code	For the period under report		For the similar period of	
			profit	loss	profit	loss
1	2	2a	3	4	5	6
Fines, penalties and forfeits, which have	401		18 088	(589)	17 867	(1 385)
Profit (loss) of the past years	402		89 036	(46 175)	23 524	(49 434)
Indemnification for losses inflicted by	403		857	(1 263)	860	(555)
Exchange rates of foreign currency	404		50 256	45 375	20 140	(3 164)
Reduction to the reserve fund	405		344 504	(476 543)	46 459	(0)
Writing off accounts receivable and	406		557	(3 259)	3 248	(8 943)

Head of the company _______ **V.A. Akulich** **An-acting Chief accountant** _______ **M.M.Semchenko**
(signature) (signature explanation) (signature) (signature explanation)

QUARTERLYREPORT

Open Joint-Stock Company "North-West Telecom"

Issuer's code 00119-A

for the 2nd quarter of the year 2006

Place of Issuer's business: **14/26 ul. Gorokhovaya, St. Petersburg, Russia**

The information contained in this quarterly report may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager	
Date 14th August 2006	________________ V.A. Akulich
Chief accountant	
Date 14th August 2006	________________ M.M. Semchenko

Contact person: **Alexey Nikolayevich Gavrilov, Manager of the securities and capital markets department**
Telephone: **(812) 719-92-35**
Fax: **(812) 325-83-23**
E-mail: **A.Gavrilov@nwtelecom.ru**
Address of the Internet page (pages) disclosing the information contained in this quarterly report:
http://www.nwtelecom.ru/pubsas/test--61435FFC2CAC47138583C846E4565CD1/index.html

Contents

Introduction

Full official name of the Issuer company: ***Open Joint-Stock Company North-West Telecom***

Abbreviated official name of the Issuer company: ***OJSC North-West Telecom***

Place of Issuer's business: ***14/26 ul. Gorokhovaya, St. Petersburg, Russia***

Address of the Internet page (pages) disclosing the information contained in this quarterly report: ***http://www.nwtelecom.ru/pubsas/test--61435FFC2CAC47138583C846E4565CD1/index.html***

Telephone: ***+7 (812) 595-45-56***

Fax: ***+7 (812) 710-62-77***

E-mail: ***office@nwtelecom.ru***

Address of the Internet page (pages) publishing the complete text of the issuer's quarterly report: ***http://www.nwtelecom.ru/pubsas/test--61435FFC2CAC47138583C846E4565CD1/index.html***

Basic data on the Issuer's securities in circulation:

Type, category:	Number of floated securities	Face value (roubles)
Common stock	881 045 433	1
Type A preferred shares	250 369 337	1
Series 02 interest-bearing bonds	1 500 000	1 000
Series 03 interest-bearing bonds	3 000 000	1 000

This quarterly report contains estimates and forecasts of the authorized management bodies of the issuer in respect of future events and/or actions, development prospects for the industry, in which the issuer mainly operates, and results of issuer's activities, including issuer's plans, probability of the occurrence of certain events and performance of certain actions. Investors must not fully rely on the estimates or forecasts of the issuer's management bodies, as actual results of the issuer's activities in the future may differ from the forecast for many reasons. Acquisition of issuer's securities implies risks that are described in this quarterly report.

I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report

1.1. Members of the Issuer's Management Bodies

Members of the Issuer's Board of Directors:

Full name	Year of birth
Vladimir Alexandrovich Akulich	1956
Konstantin Vladimirovich Belyaev	1968
Alexandr Alexandrovich Gogol	1946
Alexandr Vyacheslavovich Ikonnikov	1971
Alexandr Nikolayevich Kiselev (chairperson)	1962
Dmitry Vladimirovich Levkovsky	1965
Oleg Mikhaylovich Mikhaylov	1963
Irina Mikhailovna Ragozina	1950
Ivan Ivanovich Rodionov	1953
Lyubov Stepanovna Timoshenko	1951
Valery Nikolayevich Yashin	1941

Issuer's sole executive body

Full name	Year of birth
Vladimir Alexandrovich Akulich	1956

Members of the Issuer's collegiate executive body:

Full name	Year of birth
Vladimir Alexandrovich Akulich	1956
Yelena Viktorovna Zabuzova	1950
Oleg Anatolyevich Popov	1968
Yury Alexandrovich Pochekin	1946
Oleg Anatolyevich Semanov	1967
Maya Mikhailovna Semchenko	1967
Irina Vladimirovna Tambovskaya	1970
Ella Ivanovna Tomilina	1964
Leonid Zigmundovich Tufrin	1947
Venera Adykhamovna Khusnutdinova	1973
Grigory Borisovich Chernyak	1949
Vladimir Ivanovich Shumeyko	1956

1.2. Data on Bank Accounts of the Issuer

Data on crediting company:

Full official name: ***Bank of Foreign Trade (Open Joint-Stock Company)***

Abbreviated official name: ***Bank of Foreign Trade***

Location: ***55, ul. Plyushchikha, building 2, Moscow, 119992***

Tax-payer's identification No.: ***7702070139***

BIK: ***044525187***

Account No.: ***40702810810001000495***

Corr. acc.: ***30101810700000000187***

Type of account: ***settlement account***

Data on crediting company:

Full official name: ***Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)***

Abbreviated official name: ***JSCB Svyaz-Bank OJSC***

Location: ***7 ul. Tverskaya, Moscow, 103375***

Tax-payer's identification No.: ***7710301140***

BIK: ***044525848***

Account No.: ***40702810900300000001***

Account No.: ***40702810400300000006***

Account No.: ***40702810500300000003***

Corr. acc.: ***30101810900000000848***

Type of account: ***settlement account***

Data on crediting company:

Full official name: ***North-West Bank - the branch of the Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)***

Abbreviated official name: ***North-West Bank of the Savings Bank of Russia***

Location: ***2, ul. Krasnykh Tekstilshchikov, St. Petersburg, 193124***

Tax-payer's identification No.: ***7707083893***

BIK: ***044030653***

Account No.: ***40702810655000100218***

Account No.: ***40702810255000100485***

Account No.: ***40702810525000103550***

Account No.: ***40702810855000100555***

Corr. acc.: ***30101810500000000653***

Type of account: ***settlement account***

Data on crediting company:

Full official name: ***Citibank Commercial Bank Closed Joint-Stock Company***

Abbreviated official name: ***Citibank CB CJSC***

Location: ***8-10, ul. Gasheka, Moscow, 125047***

Tax-payer's identification No.: ***7710401987***

BIK: ***044525202***

Account No.: ***40702840500790230027***

Account No.: ***40702978100790230043***

Corr. acc.: ***30101810300000000202***

Type of account: ***checking account***

1.3. Data on Issuer's Auditor (Auditors)

Auditor (auditors) carrying out the independent audit of accounts, reports and financial (accounting) statements of the issuer on the basis of a contract made with it:

Full official name: ***Limited Liability Company "Ernst & Young"***

Abbreviated official name: ***LLC Ernst & Young***

Location: ***77, Sadovnichesaya nab., building 1, Moscow, Russia, 115035***

Telephone: ***(812) 703-7800***

Fax: ***(812) 703-7810***

E-mail: ***moscow@ru.ey.com***

Data on license for auditing

Authority issuing the license: ***RF Ministry of Finance***

Number: ***E002138***

Area of business: ***auditing***

Date of issue: ***30.09.2002***

Expiry date: ***30.09.2007***

Fiscal year (years), for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports:

from: ***2002***

till: ***2005***

there are no factors that may have influence on independence of the auditor on the Issuer.

Issuer's auditor selection procedure: ***The auditor is selected at the Annual General Meeting Of The Shareholders***
The use of a tender procedure related to the selection of the auditor, and its basic conditions: no tender is provided for the selection

Procedure of proposing a candidate for the position of the auditor for approval by the meeting of the shareholders (participants), including the management body taking the respective decision: ***The candidature of the auditor is proposed by Issuer's shareholders in compliance with the Federal Law On Joint-Stock Companies No. 208-FZ of 26th December 1995. Received proposals are considered by the Board of Directors and discussed at the annual general meeting of the shareholders where the auditor is approved (in compliance with article 12, clause 12.2.12 of Issuer's Articles of Association). (The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares, and/or the Company's Board of Directors, also in case of absence of a respective proposal from the shareholders, are entitled to include issues in the agenda of the annual general meeting of the shareholders and to propose candidatures of auditors; in 2006 the candidature of the auditor was proposed by the Board of Directors and approved by the Annual General Meeting of the Shareholders)***

Information on the work performed by the auditor in the framework of special auditor assignments: ***No such work has been done in the year under report.***

Information on any substantial interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials): essential interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials): ***no such interests***

Share of the auditor's (auditor's officials') participation in the authorized capital of the Issuer: ***no share***

Granting of borrowed funds by the Issuer to the auditor (auditor's officials): ***no funds have been lent***

Any close business relations (participation in Issuer's products (services) promotion, participation in joint business, etc.) or kinship: ***no such relations***

Data on Issuer's officials who are at the same time auditor's officials: ***no such officials***

Procedure of determining the auditor's remuneration amount: ***The amount of the auditor's remuneration is based on a number of facts, including the time actually spent by the auditor to provide the services under the agreement, the complexity and value of the services provided and the hourly rates corresponding to the positions of specialists engaged. The terms of the contract made with the auditor, including the amount of remuneration, are approved by the Board of Directors of the Company (in compliance with article 13, clause 13.4.17 of the Issuer's Articles of Association).***

Any postponed or outstanding payments for services provided by the auditor: ***none***

1.4. Data on the Issuer's Appraiser

No appraiser has been engaged by the Issuer

1.5. Data on the Issuer's Consultants

Data on the financial consultant in the securities market who provides respective services to the issuer on the basis of a contract and on other parties who provide to the issuer counseling services related to the issue of the securities and who have signed the quarterly report and the latest registered offering circular of the securities that are in circulation.

Full official name: ***Closed Joint-Stock Company AVK Investment Company***

Abbreviated official name: ***CJSC IC AVK***

Location: ***1, pavilion Uritskogo, Pushkin, Saint-Petersburg, Russia***

Telephone: ***(812) 230-7733***

Fax: ***(812) 237-0650***

E-mail: ***http://www.avk.ru/siteDatabase.nsf/0/4B815029D15C97FFC3256DB90038ED3F***

Data on the license to operate in the securities market

Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

Number: ***178-03343-010000, 178-03255-100000***

Area of business: ***dealership, brokerage***

Date of issue: ***29.11.2000***

Expiry date: ***Permanent license***

Services provided by the consultant:

1. Consulting services related to the OJSC NWT bond issue on the basis of Agreement No. 30-OF "Provision of Consulting Services" dated 24.04.2003 and terminating with the registration of the Report on the results of the issue

of Series 02 interest-bearing documentary non-convertible bonds, payable to bearer and subject to mandatory centralized deposit (November 14, 2003).
2. Under Agreement No. 50-OF/2004 of 25.07.2004 for provision of consulting services between OJSC North-West Telecom and CJSC IC AVK:
a) Preparation of the texts of Offering Circulars for registration by the authorized registration authority;
b) Giving advice to the Customer on issues related to its authorized bodies taking all decisions required for preparation and approval of Offering Circulars in compliance with the requirements of the Russian Law and the legal standards of the authorized registration authority;
c) Signing the Offering Circulars approved by the Customer and sent to the authorized registration authority;
d) Giving advice to the Customer on the issues of making up a package of documents for the registration of Offering Circulars by the authorized registration authority;
e) Interacting with the authorized registration authority on the basis of the power of attorney issued by the Customer in the course of considering Customer's Offering Circulars submitted for state registration to the extent such interaction is allowed by the law and the legal standards of the authorized registration authority;
f) Holding talks with the Customer's auditor in the course of preparing the Offering Circulars.
3. Under Agreement No. 91-OF/2004 of 04.10.2004 for provision of consulting services in the course of organization of the third Bonds issue signed between OJSC North-West Telecom and CJSC IC AVK:
a) preparation of the texts of Decision of the securities issue, of Securities (Bonds) Offering Circular, of Report on the Results of the Customer's Bonds issue for the registration by the authorized registration authority
b) Giving advice to the Customer on the issues related to its authorized bodies taking all decisions required for organization of the bonds issue in compliance with the legislation of the Russian Federation, for disclosing information by the Company in connection with organization of the Bonds issue, for preparing the Decision on the securities (bonds) issue and the Offering Circular and the Report on the results of the bonds issue.
c) Giving advice to the Customer on the matters related to making up a package of documents for the registration of the Decision on the bonds issue, of the securities (bonds) Offering Circular and of the Report on the results of the bonds issue.
d) Provision to the Customer of other services to be provided by the securities market participants rendering financial consulting services in the securities market as of the date of making this Contract, according to the Resolution of the Federal Commission for Securities Market of Russia dated June 18, 2003 No. 03-30/PS.

No agreement of Information Disclosure Monitoring between OJSC NWT and CJSC IC AVK was made as of the end of the period under report.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

No other signatures

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Operation

Index	2nd quarter
Value of Issuer's net assets, roubles	17 150 750
Ratio of total attracted funds to capital and reserves, %	79,01
Ratio of the short-term liabilities and the capital and reserves, %	32,31
Cover of debt service payments, %	151,43
Outstanding debt level, %	0,0014
Turnover rate of accounts receivable, times	10,77
Share of dividend in profit, %	X
Working efficiency, rouble/person	752
Ratio of depreciation to the amount of receipts, %	12,6

A method recommended by the Federal Commission for the Securities Market of Russia has been used to calculate the said indices.
Net assets mean the value of all assets of the company after deduction of all liabilities from their total amount. The difference between the net assets and the authorized capital is the initial index of the stability of the enterprise's financial position.
The net assets considerably exceed the amount of the Company's authorized capital, thus, as of 01.07.2006 this excess was 15.2 times. The positive dynamics of this index shows the increase of the stability of the Company's financial position. The growth of net assets in the 1st half of 2006 was 6.0% as compared to the beginning of the year.

The ratio of the total attracted funds to capital and reserves (financial dependency ratio) shows the amount of borrowed funds per rouble of own capital of the organization. As of 01.07.2006, one rouble of own funds corresponded to 79 kopecks of borrowed funds, including 32.3 kopecks of short-term liabilities.
The accounts receivable turnover rate in the 2nd quarter of 2006 was 34 days, which is one of the best indices in the industry.
Labour productivity is an important indicator characterizing the volume of output per employee, in the 2nd quarter of 2006 this figure was 752,000 roubles per person.
An analysis of the behavior of the above indicators confirms the stability of the Company's sufficient financial standing, its solvency, and low credit risk.

2.2. Issuer's market capitalization

Issuer's market capitalization as of 31.12.2001:
Issuer's market capitalization calculated for common stock as of 31.12.2001 – ***5,860,584,487.53 roubles.***
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the Procedure of calculating the Issuer's securities market price and investment shares of unit investment trusts permitted for circulation through the organizer of trade, approved by the Resolution of the Federal Commission for Securities Market of Russia No.03-52/ps. dated 24.12.2003.
Issuer's market capitalization calculated for preferred stock as of 31.12.2001 – 671,705,997.31 roubles.
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the Procedure of calculating the Issuer's securities market price and investment shares of unit investment trusts permitted for circulation through the organizer of trade, approved by the Resolution of the Federal Commission for Securities Market of Russia No.03-52/ps. dated 24.12.2003.

Issuer's market capitalization as of 31.12.2002:
Issuer's market capitalization calculated for common stock as of 31.12.2002 – ***5,803,529,086.86 roubles.***
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the Procedure of calculating the Issuer's securities market price and investment shares of unit investment trusts permitted for circulation through the organizer of trade, approved by the Resolution of the Federal Commission for Securities Market of Russia No.03-52/ps. dated 24.12.2003.
Issuer's market capitalization calculated for preferred stock as of 31.12.2002 – ***713,809,930.80 roubles.***
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the Procedure of calculating the Issuer's securities market price and investment shares of unit investment trusts permitted for circulation through the organizer of trade, approved by the Resolution of the Federal Commission for Securities Market of Russia No.03-52/ps. dated 24.12.2003.

Issuer's market capitalization as of 31.12.2003:
Issuer's market capitalization calculated for common stock as of 31.12.2003 – ***8,493,551,821.85 roubles.***
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the Procedure of calculating the Issuer's securities market price and investment shares of unit investment trusts permitted for circulation through the organizer of trade, approved by the Resolution of the Federal Commission for Securities Market of Russia No.03-52/ps. dated 24.12.2003.
Issuer's market capitalization calculated for preferred stock as of 31.12.2003 – ***1,692,971,165.72 roubles.***
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the Procedure of calculating the Issuer's securities market price and investment shares of unit investment trusts permitted for circulation through the organizer of trade, approved by the Resolution of the Federal Commission for Securities Market of Russia No.03-52/ps. dated 24.12.2003.

Issuer's market capitalization as of 31.12.2004:
Issuer's market capitalization as of 31.12.2004 calculated for common shares:
12,393,600,895 roubles
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.
Issuer's market capitalization as of 31.12.2004 calculated for preferred shares: ***2,539,630,701 roubles***
Description of the method for determining the market capitalization:
The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the

weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2005:

Issuer's market capitalization as of 31.12.2005 calculated for common shares:

21,608,443,729 roubles

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for December 2005.

Issuer's market capitalization as of 31.12.2005 calculated for preferred shares: ***4,964,817,996 roubles***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for December 2005.

Issuer's market capitalization as of 30.06.2006:

Issuer's market capitalization as of 30.06.2006 calculated for common shares:

28,839,321,831.57 roubles

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the Procedure of calculating the Issuer's securities market price and investment shares of unit investment trusts permitted for circulation through the organizer of trade, approved by the Resolution of the Federal Commission for Securities Market of Russia No.03-52/ps. dated 24.12.2003.

Issuer's market capitalization as of 30.06.2006 calculated for preferred shares: ***6,027,176,341 roubles***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for 3 months preceding the date of the end of the 2nd quarter of 2006.

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

Index	2nd quarter
Accounts payable, roubles	13 480 232 936
including overdue ones, roubles	190 292

Structure of the Issuer's accounts payable

For the quarter under report

Name of accounts payable	Code of the Balance sheet line (Form No.1)	Total	Period in which the payment arises					
			Less than 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	more than 1 year
Short-term and long-term liabilities, total, roubles		13 480 232 936	4 655 881 574	399 889 553	592 738 158	293 328 831	2 195 834 023	5 342 560 797
Accounts receivable, total, roubles (except for the overdue accounts payable)	620	2 827 272 677	2 698 438 098	30 379 052	8 391 421	75 012 990	7 336 253	7 714 863
including:								
those to suppliers and contractors, roubles		1 198 771 180	1 198 771 180					
notes payable, roubles		0	0	0	0	0	0	0
those to affiliated parties, roubles		165 111 234	97 874 363	61 721	757 917	66 417 233	0	0
those on wages, roubles	623	299 539 473	299 539 473	0	0	0	0	0
indebtedness to budget and the state out-of-the-budget funds, roubles	624	391 671 582	391 671 582	0	0	0	0	0
other accounts payable, roubles		772 179 208	710 581 500	30 317 331	7 633 504	8 595 757	7 336 253	7 714 863
Total credits, roubles (except for the overdue accounts payable)	511 + 611	3 944 978 624	292 155 702	332 598 585	100 000 000	175 000 000	1 679 540 289	1 365 684 048
Total loans, roubles (except for the overdue accounts payable)	512 + 612	4 752 473 186	31 764 161	10 071 827	458 204 163	5 345 164	450 481 989	3 796 605 882
including:								
Bond loans, roubles		4 500 000 000	0	0	450 000 000	0	450 000 000	3 600 000 000
Other liabilities, roubles	520 + 515 + 630 + 640 + 650 + 660	1 955 318 157	1 633 523 613	26 840 089	26 142 574	37 970 556	58 475 370	172 365 955
Overdue accounts payable, total, roubles	620	190 292	0	0	0	121	122	190 049
including those to budget and the out-of-the-budget funds, roubles	624	0	0	0	0	0	0	0
Overdue indebtedness under credits, roubles		0	0	0	0	0	0	0
Overdue indebtedness under loans, roubles		0	0	0	0	0	0	0

Creditors, the debt to whom makes at least 10 per cent of the total amount of the accounts payable

There are no creditors, the debt to whom makes at least 10 per cent of the total amount of the accounts payable, as of 30.06.2006

2.3.2. Issuer's Crediting History

Issuer's fulfilment of its obligations under credit agreements and/or agreements of loan, the principal amount under which is 5 and more % of the book cost of issuer's assets as of the date of the latest completed reporting quarter preceding the conclusion of the respective agreement and which have been valid during the latest 5 completed fiscal years (or for each completed fiscal year, if the issuer has been operating for less than 5 years) and have been valid as of the date of expiry of the reporting quarter, as well as under other credit agreements and/or agreements of loan, which the issuer considers essential for itself.

From 2001 to 2004 the Company had not any agreements of credit or any agreements of loan, the amount of principal debt under which was 10 or more per cent of the value of net assets of the Company as of the date of the last completed reporting quarter preceding the making of the respective agreement.

In 2005 the Company entered into an Agreement of Syndicated Loan, the principal debt under which in the rouble equivalent is 11% of the book value of net assets as of 30.09.2005 (the last completed quarter under report preceding the making of the respective agreement).

Liability	Name of the creditor	Amount of principal debt		Principal debt repayment date	Interest rate	Charged interest repayment date	
		roubles according to the exchange rate as of 30.06.06	foreign currency			planned date	actual date
Syndicated loan	Citibank CJSC	135 903 600	4 000 000	In 9 (nine) equal instalments according to the schedule starting from the date coming 15 months from the date	Euribor + Margin (2,0%)	on a quarterly basis	The commitments to pay the interest for the first interest period were fulfilled
	ING Bank (Eurasia) CJSC	509 638 500	15 000 000				
	Moscow People's Bank	509 638 500	15 000 000				

	Bank Societe General Vostok - Commercial Joint-Stock Bank	254 819 250	7 500 000	of receiving the loan (tranche). Date of final acquittance: 23.01.09			(proceeding from the rate of 2.49%+2%), for the second period (proceeding from the rate of 2.728%+2%)
	Natexis Bank Private Company	169 879 500	5 000 000				
	United Mizrahi Bank	118 915 650	3 500 000				
		1 698 795 000	50 000 000				

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Index	2nd quarter
Total amount of Issuer's liabilities from the collateral provided by it, thousand roubles	3 543 708
Total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, thousand roubles	3 543 708

Issuer's liabilities related to a security provided to third parties in the reporting quarter, including a security in the form of a pledge or surety, making at least 5 per cent of the book cost of the issuer's assets for the period.

As of 30.06.2006, the Issuer had no liabilities as to a security provided to third parties, including in the form of pledge or surety, making at least 5 % of the book cost of the assets.

2.3.4. Other Liabilities of the Issuer

The Issuer has no agreements, including futures contracts, not recorded in its balance sheet, that may significantly affect its financial standing, liquidity, funding sources and terms of their use, business results, and expenses.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities

Series 01, 02 and 03 bonds issue. The funds obtained from floating the series 01, 02 and 03 bonds are used for development of OJSC North-West Telecom's investment programmes, as well as for restructuring the rouble and currency debt of the Company in order to reduce its service costs.

2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated)

2.5.1. Industry Risks

There is a keen competition both with alternative fixed communication operators and with cellular mobile communication operators in the telecommunication services market of the Northwestern Federal District.

The Company can list the following key risks that may seriously affect the operation and impede the achievement of the target figures:

1. The change in the Rules of Connecting Telecommunication Networks and Their Interaction, according to which the service of initiating local connections from OJSC N.W.Telecom's network will be introduced starting from 01.08.06, will result in an increase in the rates of the Internet dial-up access providers by 40 % on the average. OJSC N.W.Telecom is expecting a significant switch-over of the subscribers who have used dial-up access services to broadband access services. Respectively, the following risks arise:

1.1. A decrease in the number of dial-up access subscribers and, as a result, a decrease of income under this item.

1.2. Due to a limitation of the technical resources, a risk of the impossibility to connect all those who wish to be connected to broadband access services.

2. Incompliance of the rates used in the development forecast and in the budget with decisions of the Federal Rates Service.

Because of the fact that, according to the active laws, the rates for services of the operators who are considered natural monopolists are to be regulated by the antimonopoly authorities of the RF, there is a risk of inopportune or insufficient changes of rates (in respect of inflation processes/the real economic situation/changes of operator's costs), which may adversely affect the profitability of the operation.

3. Introduction of the time-based connection billing system, which may result in a reduction of Company's income.

Under the new version of the Law "On Communication", fixed communication operators must develop a range of rates that would allow a subscriber to choose one of the following systems:

- ***The limitless system with a high fixed subscriber fee;***
- ***The time-based system with a low subscriber fee and per minute tariffing;***
- ***The combined system, which includes a certain volume of guaranteed paid traffic in the subscriber fee.***

If subscribers choose the time-based system, the Company will lose a part of the profit that it could get, if the subscriber used the limitless system with the high subscriber fee.

4. Changes in the licensing conditions for certain communication services may entail the need of resources re-distribution and the need of changing the Company's plans related to providing such services.

5. Choice of the Company as the universal service operator.

In this case there is a risk of inopportune and/or incomplete reimbursement for Company's expenses (losses caused by the provision of universal communication services) from the Universal Service Fund. Besides, there is a risk that the procedure for reimbursement for losses caused by the provision of universal communication services will not be established in due time (according to clause 3, article 61 of the Federal Law "On Communication", this procedure is to be established by the RF Government), without which it is impossible to get a reimbursement in principle.

6. Increased scale of social projects and special-purpose projects implemented by the Company in the framework of federal and regional target programmes aimed at developing the infocommunication infrastructure, expanding the range and improving the quality of telecommunication services.

Such an event may result in a reduced efficiency of implementing the Company's investment programmes and in a reduced planned income in the future.

Description of Issuer's actions in case of unfavourable developments in the market situation for the purpose of minimizing the said risks:

In case of unfavourable developments in the market situation, the Company plans changing the structure of provided services in order to maximize the income. Besides, the investment programme of the Company may be revised.

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

OJSC NWT's principal activity is that of communication operator, and as such, the Issuer does not export goods, work, or services. The portion of imported equipment is insignificant and does not affect the Issuer's business. Therefore, the risks related to possible variation of prices for raw materials and services used by the Issuer in its business are described for the home market only.

2.5.2. Country Risks and Regional Risks

The Issuer operates in the Russian Federation, therefore, it faces the country risks inherent in the RF.

RF's country risks are typical of companies operating in a developing market. One of the key country risks is the political risk. The political situation in Russia is less predictable because of the high concentration of political power and insufficient political maturity of the society. Unpredictable political pressure and actions of regulatory authorities adversely affect the inflow of domestic and foreign direct investment necessary to support the growth and efficiency of the economy. The political uncertainty and the slowing-down of the structural reform will probably strengthen on the threshold of the presidential elections of 2008.

Another key country risk is the tax risk, i.e. possibility of tax claims from fiscal authorities.

There are no risks related to possible hostilities, declaration of a state of emergency, or strikes, as the Issuer pursues its business in a region that is stable economically and socially, and is far from places of predictable hostilities or confrontations.

The Issuer operates in the North-Western federal district. A deterioration of the economic situation in the North-Western federal district may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, a growth of unemployment and a slowdown of the population's solvent demand. Such developments would result in a suspension of implementing the Issuer's investment programme, a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base. In such a case, the Issuer plans to retire the obligations under the Bonds using the income from its operations and, if necessary, using short-term loans of commercial banks.

2.5.3. Financial Risks

The Issuer, like any other entity, is subject to influence of the following financial risks:

- ***currency risks;***
- ***market risks;***
- ***liquidity risks.***

In the recent years the exchange rate of the Russian rouble relative to the basic currencies, EUR and USD, has been quite volatile in Russia. The support of the stable rouble exchange rate by the Government and the Central Bank of Russia depends on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A part of the Company's contracts with suppliers, credits and loans are nominated in US dollars and Euros. As a result of the reduction of the rouble exchange rate as compared to Euro, the Issuer may increase expenses for debt service and for pays under contracts and agreements. At the same time, the different directions in the changes of euro to rouble and dollar to rouble exchange rates that have been observed during a few recent years facilitate the balanced state of the Company's currency portfolio.

In case of a serious rouble devaluation and occurrence of inflation risks, the Company may take the following measures to reduce them:

conclude a futures hedge contract

optimize (reduce) costs;
revise the investment programme;
take measures to increase the turnover of the accounts receivable.

Interest Risks Management

Under the conditions of the high volatility of interest rates in the Russia's and international financial markets, the Company is subject to the risk of possible losses with a high cost of financial commitments servicing.

Depending on the nature of changes in interest rates, the following types of credit risks can be listed:

the risk of a general change in interest rates – the risk of a growth or a drop of interest rates for all investments in one or several currencies, irrespective of their term and credit rating;

the risk of a change in the structure of the interest rate curve – the risk of a change in the rates for shorter investments as compared to longer ones (or vice versa), possibly not related to the change in the general level of interest rates;

the risk of a change in credit straddles – the risk of a change in the rates for investments with certain credit ratings as compared to the rates for investments with other ratings, possibly not related to the change in the general level of interest rates.

The Company considers it good to use both instruments with a variable interest rate and instruments with a fixed interest rate.

Instruments with a variable rate are obligations, under which the cost of providing service is established for a certain interest period on the basis of market rates (Libor, Euribor). Besides, the Company is planning to attract funds in roubles at a rate established on the basis of indicators of the cost of credit resources in Russia's financial market (e.g., Mosprime). Using such instruments makes it possible to prolong the period of borrowings in the existing market and to expand the circle of company's potential investors.

An interest rate swap agreement (exchange of interest payments for a certain preliminarily agreed conventional amount on a certain date) may be used as a possible instrument of interest rate risk hedging.

The Company considers acceptable an interest rate risk with the share of obligations with a variable interest rate not exceeding 40% of the total amount of the obligations.

Currency risk hedging instruments.

At the moment, the following hedging tools are being actively used in the currency market of the RF.

Forward (a forward contract) – a derivative, under which one party (seller) undertakes to transfer the underlying asset to the other party (buyer) within the time set forth in the agreement or to execute an alternative monetary obligation, while the buyer undertakes to accept and pay for such an underlying asset at the price (forward price) and on the conditions agreed upon between the parties at the moment of making the transaction.

Currency option – a contract entitling one to buy or sell currency at a fixed price before a certain date (American) or as of a certain date (European). An option implies a premium, which is paid when a transaction is made and which influences the cost of hedging.

The Company may also use currency assets as a hedging tool. E.g., placing currency deposits.

The choice of a hedging transaction alternative must be based on analyses, which should proceed from the following principles:

comparing the cost of borrowed funds servicing taking into account the expenses for hedging with interest rates for debt instruments nominated in roubles, which are comparable by structure, volumes and time;

aiming at making a hedging transaction on the best conditions in the current market on the basis of a tender;

using the tax privileges and deductions provided for by the legislation in order to reduce the cost of hedging.

It should be stated how inflation may affect payments under the securities; inflation levels that are critical in the issuer's opinion, as well as issuer's supposed actions to reduce the said risk should be listed.

According to the official data, the forecasted inflation level in 2006 will amount to 7.5-8.5% according to the Bank of Russia and 8-9% according to the forecast of the Ministry of Economic Development and Trade of the Russian Federation. In 2007 inflation is expected at the level of 6-7.5%, and in 2008 – 4-5.5%.

The growth of inflation may result in an increase in the cost of borrowed funds for the Company and become a cause of a profitability figures drop. On the other hand, the inflation figures, with which OJSC North-West Telecom might have difficulties with fulfilling its obligations, are much higher than the forecasted inflation level.

The main inflation-related risk of the Company is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the Company intends to take measures to limit the growth of costs, to decrease the accounts receivable and to shorten their average term.

It should be stated, which figures of issuer's financial statements are subject to changes most of all as a result of the said financial risks. The risks, their probability and the nature of changes in the statements shall be stated among other

things.

The Company has moderate relative debt ratios. Thus, as of the end of the year 2005, the net debt to EBITDA ratio was 1.69, while the ratio of net debt to operational cash flow before deduction of interest for the period under report was 1.93. There was a certain decrease of the relative debt ratios as compared to the year 2004, which shows a reduction of the debt load of the company.

The share of short-term debt as of the end of 2005 decreased to 1.6 billion roubles (16% of the total debt of the company) as compared to the year 2004. The borrowing of short-term loans for funding the current activities does not increase the risks related to liquidity, as the crediting limits established for the company by commercial banks at the moment have not been fully loaded.

The company regularly takes measures to maintain the liquidity level and to ensure a continuity of the funding of current activities.

2.5.4. Legal Risks

Risks related to changes in currency regulation:

The Issuer estimates the risks related to changes in currency regulation as minimum. Due to the ongoing currency regulation liberalization policy, the risks related to changes in the currency laws are decreasing.

Risks related to changes in the tax regulation:

The Issuer estimates the risks related to changes in tax regulation as minimum. However, Russia's laws on taxes permit various interpretations. In this connection, the tax authorities may take a stricter stand when interpreting the tax legislation. As a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Risks related to changes in the customs inspection rules and customs duties:

As a certain part of the equipment purchased by the Issuer to provide communication services is made of components manufactured outside Russia, the possible change of the customs inspection rules and customs duties may imply certain risks for the Issuer related to higher costs of purchased fixed assets.

Risks of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included):

The Issuer's primary business is subject to licensing according to active law. The list of licensing terms is formed and annually adjusted by the Government of RF in compliance with the law "On Communication" dated 07.07.2003. The Resolution of the RF Government No. 87 of 18.02.2005 "On Approving the List of Names of Communication Services, Entered in Licenses, and the Lists of License Conditions" has taken effect (with amendments introduced by the Resolution of the RF Government No. 828), and the Issuer is taking steps to make amendments in the earlier issued licenses (that are effective at the moment).

Risks of changed judicial practice in matters related to the Issuer's activity (licensing matters included) that may adversely affect its business results and the results of ongoing lawsuits involving the Issuer:

Possible changes in the existing court practices, that could be unfavourable for the Issuer, in connection with possible qualification of benefits gained by the Issuer from free use of nonresidential premises as an economic benefit and, as a consequence, a non-operating income of the Issuer (clause 2 of the Information Letter of the Presidium of the RF Supreme Court of Arbitration No. 98 of 22.12.2005), are considered as a legal risk, too.

The possibility of consequences of changes in the court practices in respect of cases related to indemnification by the state for losses inflicted to the Issuer in connection with the provision of benefits to certain categories of citizens shall be also considered as a risk.

2.5.5. Risks Related to Operation of the Issuer

Risks related to inability to extend the validity of the Issuer's license for a certain activity or for the use of facilities of restricted circulation (natural resources included):

The terms of issue of new licenses to communication operators, and of extension of existing licenses are determined by a federal executive authority, whose functions are currently performed by the RF Ministry of Information Technologies and Communication. The RF Ministry of Information Technologies and Communication is authorized to determine the method of licensing of individual kinds of services and for individual RF territories, either in a bidding or by the results of review of the communication operator's application. In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of OJSC NWT's licenses expires at different times in the range of the years 2006 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. OJSC NWT has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

The Issuer will face a risk related to liabilities for third parties' debts in the following cases:

Non-fulfillment by OJSC RTK-Leasing of its obligations under credit agreements where the Issuer is the Warrantor to the Savings Bank of Russia (OJSC). The sum of liabilities under the guarantee agreements is 690,690,811.5 million roubles.

The Issuer estimates this risk to be minimum, considering that all the equipment purchased by OJSC RTK-Leasing with funds borrowed from the Savings Bank of Russia (OJSC) under credit agreements where the Issuer acts as the warrantor has been transferred to the Issuer under leasing contracts. The source of repayment of the credits from the RF Savings Bank for OJSC RTK-Leasing is the moneys received by OJSC RTK-Leasing from the Issuer as payments under the leasing contracts.

Liability of OJSC N.W.Telecom for debts of subsidiaries may arise, if OJSC N.W.Telecom leads such a subsidiary to losses or bankruptcy by its instructions obligatory for execution by the subsidiary. However, OJSC N.W.Telecom does its best to preclude any such situation, as this would contradict the key goal of OJSC N.W.Telecom's activities – gaining profit.

Risks related to ongoing lawsuits where the Issuer is a party:

The Issuer is not involved in any court proceedings that might adversely affect its business results.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries: ***none.***

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's Official Name (Name)

Full official name of the Issuer company: ***Open Joint-Stock Company North-West Telecom***

Abbreviated official name of the Issuer company: ***OJSC North-West Telecom***

All previous names of the issuer for the time of its existence:

Full official name: ***North-West Telecom Open Joint-Stock Company***

Abbreviated official name: ***OJSC North-West Telecom***

Date of introducing the name: ***10.12.2001***

Ground of introducing the name:

the name has been introduced in compliance with the decision of the general meeting of the shareholders of 28.11.2001, Minutes No.1

Full official name: ***Petersburg Telephone Network Open Joint-Stock Company***

Abbreviated official name: ***OJSC PTN***

Date of introducing the name: ***16.05.1996***

Ground of introducing the name:

the name has been introduced in compliance with the decision of the general meeting of the shareholders of 18.04.96, Minutes No.1, in order to bring the name in line with the Civil Code of RF and the Federal Law On Joint-Stock Companies

Full official name: ***Petersburg Telephone Network Public-Type Company***

Abbreviated official name: ***OTJSC PTN***

Date of introducing the name: ***06.05.1993***

Ground of introducing the name:

the name has been introduced as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies"

The Issuer's official name is not registered as a trade mark or a service mark.

3.1.2. Data on registration of the issuer by the state:

Data on the certificate of state registration of the legal entity

No. of the certificate of state registration: ***2717***

Date of state registration: ***06.05.1993***

Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

Basic state registration No. of the legal entity: ***1027809169849***

Date of registration: ***17.07.2002***

Name of registering authority: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

3.1.3. Data on Issuer's Foundation and Development

Period of the issuer's existence from the date of its registration by the state: ***13 years***

Date, to which the issuer will exist: ***the issuer was established for an unlimited period.***

Brief Description of the History of Issuer's Foundation and Business

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the Leningrad City Telephone Network (LGTS), a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).
On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.
On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (OTJSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of OTJSC PTN's stock.
In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.
On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.
On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.
On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

- *"Artelecom of Arkhangelsk Oblast" Open Joint-Stock Company*
- *Murmanelectrosvyaz Open Joint-Stock Company*
- *"Novgorodtelecom" Open Joint-Stock Company*
- *"Electrosvyaz of Pskov Oblast" Open Joint-Stock Company*
- *"Cherepovetsectrosvyaz" Open Joint-Stock Company*
- *"Electrosvyaz of Vologda Oblast" Open Joint-Stock Company*
- *Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company*
- *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company.*

At the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated through affiliation with the Electrosvyaz of Vologda Oblast Branch.
On 1 October 2004 the affiliation of OJSC Svyaz of the Komi Republic and OJSC Lensvyaz was implemented.

GOALS OF ESTABLISHING THE ISSUER
The main goal of incorporation of the Company is gaining profit.
Basic areas of business (as per clause 4.2 of the Issuer's Articles of Association):

- *local and intra-zone telephone communication services;*
- *settlements with users for long-distance and international communication services on the basis of contracts on behalf and for the account of communication operator providing long-distance and international communication services.*
- *provision of connections via the Licensee's mobile radio communication network in the range of 450 MHz for the reception (transmission) of voice and non-voice information with continuous communication in the service provision irrespective of subscriber's location, among other things, when he/she/it is in motion;*
- *- provision of mobile radio telephone communication services in public communication networks (trunking);*
- *- provision of mobile radio telephone communication services in public communication networks (of ALTAY type);*
- *Services of mobile radio communication in public communication networks;*
- *rendering communication services related to providing communication channels, ensuring that a subscriber and/or a user is provided with the technical opportunity of transferring data via channels and routes in analog and digital transmission systems of cable, aerial, radio relay and satellite communication lines;*
- *telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);*
- *data transmission services;*
- *telephone communication services using technical facilities of an intelligent communication network;*
- *telegraph communication services (including the "Telegram" service and the AT/Telex network services);*
- *services of TV and sound programmes delivery via a cable TV network.*
- *services of sound programmes broadcasting over the wired radio network;*
- *TV broadcasting services using transmitting facilities;*
- *broadcasting services using transmitting facilities;*
- *local telephone communication services using radio access equipment;*
- *carrying out work related to the use of data considered a state secret;*
- *measures and/or services in the field of state secrets protection;*
- *measures and/or services in the field of state secrets protection related to cryptographic device functioning;*
- *measures and/or services in the field of state secrets protection related to engineering protection of information;*
- *provision of cryptooperation services in respect of information not constituting a state secret;*

- *maintenance of coding facilities intended for cryptographic protection of information not constituting a state secret;*
- *distribution of coding facilities intended for cryptographic protection of information not constituting a state secret;*
- *measures in the field of commercial secrets protection.*
- *design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;*
- *expert assessment of front-end and design documents;*
- *building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);*
- *general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;*
- *installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;*
- *functions of general contractor and principal/developer; process and construction engineering;*
- *construction, major repair, rebuilding, expansion, and updating of communication facilities;*
- *construction, major repair, rebuilding, expansion, and updating of civil buildings;*
- *geodetic survey and mapping;*
- *maintenance, repair, and sale of metering and cash register machines;*
- *maintenance, repair, and sale of communication facilities;*
- *installation, repair, and maintenance of security alarms;*
- *recovery of networks and communication facilities after failures and damage;*
- *priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;*
- *actions to provide communication services in emergency situations;*
- *implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;*
- *leasing out property;*
- *gas facilities operation;*
- *organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;*
- *testing, in particular for certification purposes. Metrology services:*
- *design, development, and implementation of advanced technologies;*
- *production and sales of components and spare parts for various systems, mechanisms and devices;*
- *design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;*
- *production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;*
- *procurement, processing and sale of wood, production of joinery and furniture;*
- *design and development of software and dataware for automated systems of various applications;*
- *production, processing, and sale of animal and vegetal products;*
- *production and sale of consumer goods;*
- *purchasing and intermediary trade business;*
- *participation in establishment of stock, commodity, and other exchanges, and trading houses;*
- *professional training and education of employees in and outside the RF;*
- *creating a network of company shops in RF and abroad.*
- *providing services in the field of:*
- *management of leisure, hotel, and medical services;*
- *cargo and passenger carriages by motor road, railway, by water and by other modes of transport;*
- *consulting, marketing and engineering;*
- *information business in compliance with active laws;*
- *production of advertising facilities; advertising services;*
- *sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;*
- *organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;*
- *organization of cultural exchanges without currency payments.*

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

ISSUER'S MISSION
Assisting society development through enabling freedom of communications and access to information

3.1.4. Contact Information

Location: *14/26 ul. Gorokhovaya, St. Petersburg, Russia*

Location of the standing executive body: *14/26 ul. Gorokhovaya, St. Petersburg*
Telephone: *+7 (812) 595-45-56*
Fax: *+7 (812) 710-62-77*
E-mail: *office@nwtelecom.ru*
URL of the page (pages) in the Internet with information on the Issuer and on securities issued and/or to be issued by it: *http://www.nwtelecom.ru/pubsas/test--C7740C29CBAA11D5AE4B0050045260BB/index.html*

3.1.5. Taxpayer's Identification Number
7808020593

3.1.6. Issuer's branches and representative offices
Full official name: ***Open Joint-Stock Company North-West Telecom, Arkhangelsk branch***
Location: ***45, Troitsky prospekt, Arkhangelsk, Archangelsk oblast, 163061, Russia***
Date of opening: ***11.07.2002***
Branch (representative office) Manager
Full name: ***Vladimir Ivanovich Belokaminsky***
Period of power of attorney: ***31.12.2006***

Full official name: ***North-West Telecom Open Joint-Stock Company Vologda Branch***
Location: ***4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, 160035***
Date of opening: ***11.07.2002***
Branch Manager
Full name: ***Yury Alexandrovich Pochekin***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Kaliningrad branch***
Location: ***24, ul. Bolnichnaya, Kaliningrad, Kaliningrad oblast, Russia, 236040***
Date of opening: ***11.07.2002***
Deputy Branch Manager
Full name: ***Tatyana Evgenyevna Nizhnik***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Karelia branch***
Location: ***5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, Russia, 185000***
Date of opening: ***11.07.2002***
Branch Manager
Full name: ***Sergey Mikhaylovich Gavryushev***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Komi Republic branch***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981***
Date of opening: ***10.07.2003***
Branch Manager
Full name: ***Vikentiy Alexandrovich Kozlov***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Leningrad Oblast branch***
Location: ***15, ul. Pochtamtskaya, St. Petersburg, 190000, Russia***
Date of opening: ***10.07.2003***
Branch Manager
Full name: ***Vitaly Yevgenyevich Strizhkov***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Murmansk branch***
Location: ***82-a, Lenina pr., Murmansk, Murmansk Oblast, 183038, Russia***
Date of opening: ***11.07.2002***

Branch Manager
Full name: ***Vitaly Stalislavovich Vitman***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Novgorod branch***
Location: ***2, ul. Lyudogoshcha, Veliky Novgorod, Novgorod oblast, Russia, 173001***
Date of opening: ***11.07.2002***
Branch Manager
Full name: ***Nikolay Pavlovich Emelyanov***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Petersburg branch***
Location: ***24, ul. Bolshaya Morskaya, St. Petersburg, 191186, Russia***
Date of opening: ***18.12.2001***
Branch Manager
Full name: ***Leonid Zigmundovich Tufrin***
Period of power of attorney: ***31.12.2006***

Full official name: ***Open Joint-Stock Company North-West Telecom, Pskov branch***
Location: ***5, Oktyabrsky pr., Pskov, Pskov Oblast, Russia, 180000***
Date of opening: ***11.07.2002***
Branch Manager
Full name: ***Viktor Ivanovich Plyachenko***
Period of power of attorney: ***31.12.2006***

3.2. Basic Business Activities of the Issuer

3.2.1. Branch to which the Issuer belongs

OKVED codes
Basic code:
64.20.11 *Activity in the field of telephone services*
Other codes:
64.20.3 *Other activity in the field of telecommunication*
64.20.22 *Activities in the field of audio broadcasting programmes transmission (broadcasting) and allocation*
64.20.21 *Activities in the field of TV programmes transmission (broadcasting) and allocation*
64.20.12 *Activity in the field of documentary telecommunication services*

3.2.2. Basic Business Activities of the Issuer
The Issuer pursues its basic business activities in the territory of Russia.
The key predominating and priority business is the provision of telecommunication services.

Index	2nd quarter
Total receipts, roubles	4 892 235
Proceeds from the provision of communication services, roubles	4 471 504
Percentage of proceeds from the provision of communication services in the total amount of receipts, %	91

CAUSES OF CHANGES IN THE INCOME FROM COMMUNICATION SERVICES BY 10 AND MORE %:
The reduction of the portion of income from communication services in the 2nd quarter of 2006 is connected with the changes of the income structure as a result of the liberalization of the long-range communication market pursued by the Company.
SEASONAL NATURE OF BUSINESS.
THE KINDS OF BUSINESS PURSUED BY OJSC NWT ARE NOT OF A SEASONAL NATURE.

3.2.3. Basic Types of Products (Jobs, Services)

Types of products (works, services) that have produced over 10% of the Issuer's sales (receipts) volume in the period under report

Type of Products (Jobs, Services):

Index	2nd quarter
Product 1: Telephone intra-zone connections	
Amount of receipts from intra-zone connections, thousand roubles	243 872
Share of the total amount of receipts,%	5%
Product 2: Local telephone communication services (city and rural telephone communication)	
VOLUME OF RECEIPTS FROM LOCAL TELEPHONE COMMUNICATION, THOUSAND ROUBLES	2 719 698
Share of the total amount of receipts,%	56%
Product 3: Connection and traffic passage services	
Volume of receipts from connection and traffic passage services, thousand roubles	873 607
Share of the total amount of receipts,%	18%
Total amount of receipts, thousand roubles	**4 892 235**

The Issuer's general prime cost structure

Index	2nd quarter
Raw materials, %	4,2
Acquired componentry and semi-finished items, %	0,0
Jobs and services of production nature, performed by external organizations, %	20,9
Fuel, %	1,1
Electrical power, %	2,1
Expenses for wages, %	36,0
Interest on loans, %	0,0
Rental, %	1,5
Deductions for social needs, %	8,3
DEPRECIATION OF FIXED ASSETS, %	16,8
Taxes included in products prime cost, %	0,1
Other expenses, %	8,9
depreciation of intangible assets, %	*0,0*
remuneration for innovations, %	*0,0*
obligatory insurance payments, %	*0,7*
representation (entertainment) expenses, %	*0,1*
other, %	*8,1*
Total: expenses for production and sales of products (jobs, services) (prime cost), %	*100,0*
Returns from sales of products (jobs and services), % of prime cost	*133,5*

The prime cost structure data has been prepared in compliance with the accounts and reports made according to the Russian accounting standards and the Company's accounting policy.

New essential types of products (works, services) offered by the Issuer in the market of its principal business:

According to the Company's investment priorities for the year 2006, approved by the Company's Board of Directors on 30.03.2006:

Promising services	**Development degree**
Wideband access (DSL, home networks)	Is provided, intensive development during the year is planned
Development of NGN network infrastructure (IP TV)	Planned to be realized during 2006
Content development (applications, games etc)	Planned to be realized during 2006
Providing a package of services at real estate construction sites (providing telephone communications with further services)	Planned to be realized during 2006
Development of Call & Contact Center	Is provided, further development and renovation during the year is planned

3.2.4. Raw materials (materials) and the Issuer's suppliers

The Issuer does not have any suppliers, on whom at least 10% of all inventory holdings supplies fall.

Forecasts of the accessibility of material holdings and fixed assets sources are estimated as favourable. The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned. No difficulties in accessibility of material assets and fixed assets sources are expected.

3.2.5. Issuer's products (jobs, services) sales market

The Company provides the entire range of telecommunication services in all the territory of the Northwestern Federal District.

The local telecommunication services are the main services provided by OJSC NWT forming the 49.4% of the Company's income.

There is competition with cellular operators in the market of local telephone communication services in the "Population" segment: OJSC Mobile TeleSystems, OJSC Vympelcom, OJSC Megafon, Telia 2.

Risk: At the moment, there is a trend towards replacement of fixed communications by cellular communications. Mobile operators are pursuing an active policy of increasing the income through aggressively introducing new rate plans, discounts and bonuses reducing the actual cost of a minute of local voice connection.

In this connection, the risk of subscribers' refusal to use wire communication services and transition to cellular operators is possible when the time-based billing system is introduced.

In the "Corporate Clients" segment there is a considerable competition with alternative operators providing a wider range of services accompanying telephony at a flexible system of discounts. Risk: reduction of OJSC NWT's share in the "Corporate Clients" segment.

The purpose of OJSC NWT's actions is to retain the number of the subscribers by segments through managing the prime cost and forming the prices of local and intrazone communications. Preparing comprehensive non-standard offers of communication services to corporate clients.

Internet access services are one of the most rapidly growing areas of the industry, in spite of a certain slowing down of the growth rate.

There is an acute competition in the market – both in the "Population" and "Corporate Clients" segments.

Internet access is a service, in which the Company has an obvious competitive advantage a s an operator with a well-developed own infrastructure. The degree of OJSC NWT's presence in the market of dial-up access services shows the position of leadership, though there are many "card" operators.

Alternative operators are the leaders in the market of broadband access in the "Population" segment. Early in 2006 OJSC NWT started actively providing the services of broadband access for the population under the "Avant-guard" trademark, as a result of which the Company has succeeded in implementing its plans of actively increasing the subscriber base and winning a leadership position in the market in this segment.

The risk consists in a response of alternative operators to the destruction of their monopoly and further reduction of the prices for the services.

The purpose of OJSC NWT's actions is to increase the number of the subscribers through introducing limitless rate plans in regions with a low prime cost of traffic and provision of content. Expanding the geography of services provision, actively attracting new users and introducing a clients loyalty programme. Introducing special programmes of retaining corporate clients, provision of a set of services to corporate clients (including the creation of IP VPN)

3.2.6. Data on Availability of Issuer's Licenses:

Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***

Number: ***D 341184***

Area of business: ***license for design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard***

Date of issue: ***25.07.2002***

Expiry date: *25.07.2007*

Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Number: ***D 341156***
Area of business: ***license for construction of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard***
Date of issue: *25.07.2002*
Expiry date: *25.07.2007*

Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***
Number: ***PI No.2-6254***
Area of business: ***Certificate of registration of the edition Ves Peterburg. A reference periodical.***
Date of issue:
Expiry date:
Permanent license

Authority issuing the license: ***The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast***
Number: ***1535***
Area of business: ***License for work with data being a state secret (Saint-Petersburg)***
Date of issue: *02.06.2003*
Expiry date: *02.06.2008*

Authority issuing the license: ***The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast***
Number: ***1535/1; 1535/2; 1535/3; 1535/4, 1535/5; 1535/6; 1535/7; 1535/8; 1535/9; 1535/10; 1535/11; 1535/12; 1535/13; 1535/14; 1535/15; 1535/16; 1535/17; 1535/18; 1535/19; 1535/20; 1535/21***
Area of business: ***License for work with data being a state secret (North-West Telecom Branches)***
Date of issue: *21.08.2003*
Expiry date: *02.06.2008*

Authority issuing the license: ***The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast***
Number: ***1536***
Area of business: ***License for measures and/or services of state secrets protection (Saint-Petersburg)***
Date of issue: *02.06.2003*
Expiry date: *02.06.2008*

Authority issuing the license: ***The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast***
Number: ***1536/1; 1536/2; 1536/3; 1536/4; 1536/5; 1536/6; 1536/7***
Area of business: ***License for measures and/or services of state secrets protection (North-West Telecom Branches)***
Date of issue: *21.08.2003*
Expiry date: *02.06.2008*

Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Number: ***278M***
Area of business: ***License for measures and/or services of state secrets protection (operation and storage of cryptographic facilities)***
Date of issue: *23.12.2003*
Expiry date: *02.06.2008*

Authority issuing the license: ***Federal Mining and Industrial Supervision Committee of Russia (Gosgortekhnadzor of Russia)***
Number: ***56-DG-000041***
Area of business: ***License for gas network operation***
Date of issue: *19.04.2002*

Expiry date: *19.04.2007*

Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Number: ***853X***
Area of business: ***License for maintenance of cryptographic facilities***
Date of issue: *15.03.2004*
Expiry date: *15.03.2009*

Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Number: ***854R***
Area of business: ***License for distribution of cryptographic facilities***
Date of issue: *15.03.2004*
Expiry date: *15.03.2009*

Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Number: ***855U***
Area of business: ***License for the provision of cryptooperation services***
Date of issue: *15.03.2004*
Expiry date: *15.03.2009*

Authority issuing the license: ***Federal Service for Intellectual Property, Patents and Trademarks***
Number: ***267969***
Area of business: ***Certificate for the trade mark (service mark)***
Date of issue: *28.04.2004*
Expiry date: *13.11.2013*

Authority issuing the license: ***Federal Service for Intellectual Property, Patents and Trademarks***
Number: ***120674***
Area of business: ***Certificate for the trademark - Ves Peterburg trademark***
Date of issue: *22.06.1994*
Expiry date: *22.06.2014*

Authority issuing the license: ***Main Board of Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for St. Petersburg and Leningrad Oblast, Committee for Nature Management, Environment Protection and Environmental Safety of the St. Petersburg government***
Number: ***SPB 02235***
Area of business: ***License to use the Earth's interior: prospecting and extraction of subsurface process waters for technological purposes (for use in air-cooling units)***
Date of issue: *24.05.2004*
Expiry date: *01.04.2029*

Authority issuing the license: ***Federal Service for Supervision in the Field of Health Care and Social Development***
Number: ***78-01-000285***
Area of business: ***License for medical activities. Before-doctor aid: medical business, dentistry, physiotherapy. Other jobs and services: pre-departure medical examination of drivers***
Date of issue: *14.04.2005*
Expiry date: *14.04.2010*

Authority issuing the license: ***United Board for Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for Novgorod Oblast***
Number: ***00339***
Area of business: ***license for water resources management (surface-water bodies): waste water disposal to the river of Volkhov***
Date of issue: *06.04.2004*
Expiry date: *01.04.2007*

Authority issuing the license: *United Board for Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for Novgorod Oblast*
Number: *00339*
Area of business: *license for water resources management (surface-water bodies): waste water disposal to the river of Veryazhka*
Date of issue: *06.04.2004*
Expiry date: *01.04.2007*

Authority issuing the license: *Division for water resources of the Water Board for Dvina-Pechora basin in Komi Republic*
Number: *0036800397-0040200404-00411*
Area of business: *license for water resources management (surface-water bodies): the use of sections of water areas for underwater paths of communication cables; for placing swimming accessories*
Date of issue: *01.02.2005*
Expiry date: *31.12.2029*

Authority issuing the license: *The Ministry of Finance of the Russian Federation, The State Assay Office of Russia*
Number: *0140001350*
Area of business: *Certificate of Special Registration by the Northwestern State Assay Supervision Inspectorate for Operations with Precious Metals and Jewels*
Date of issue: *17.03.2005*
Expiry date: *17.03.2010*

Authority issuing the license: *GOST R – State Standard of Russia – certification system*
Number: *POCC RU.АЯ61.M03415*
Area of business: *Certificate of compliance for furnished apartment services*
Date of issue: *28.09.2005*
Expiry date: *27.09.2008*

Authority issuing the license: *GOST R – State Standard of Russia – certification system*
Number: *POCC RU.АЯ61.M03416*
Area of business: *Certificate of compliance for furnished apartment services*
Date of issue: *28.09.2005*
Expiry date: *27.09.2008*

Authority issuing the license: *Federal service for Ecological, Technological and Nuclear Supervision*
Number: *A19-02284*
Area of business: *Certificate on registration of hazardous industrial facilities, operated by OJSC N.W. Telecom, in the State register of hazardous industrial facilities*
Date of issue: *03.05.2006*
Expiry date: *03.05.2011*

Authority issuing the license: *ROSNEDRA – The Regional Agency for Subsoil Management for the Northwestern Federal District*
Number: *LOD02468*
Area of business: *License to use the Earth's interior extraction of underground drinking waters for water supply of OJSC N.W. Telecom*
Date of issue: *24.04.2006*
Expiry date: *20.03.2011*

Issuer's forecast as to probability of sprcial permission (license) prolongation: positive

3.2.7. Issuer's Joint Activity

The Issuer conducts no joint business

3.2.8. Extra requirements for issuers who are joint-stock investment funds, insurance or crediting organizations, or mortgage agents.

3.2.8.1. For Joint-Stock Investment Funds

Issuer is not a Joint-Stock Investment Fund

3.2.8.2. For Insurance Companies

Issuer is not an Insurance Company

3.2.8.3. For Credit Organizations

Issuer is not a Credit Organization

3.2.8.4. For Mortgage Agents

Issuer is not a Mortgage Agent

3.2.9. Extra Requirements for Issuers Whose Key Activities Consist in Mining operations

Mining does not belong to issuer's basic operations

3.2.10. Extra requirements for issuers whose key activities consist in provision of communication services

a) Licenses for the provision of communication services:

License: *22791*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

- ***OJSC NWT (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous District and Saint Petersburg.***
- ***The services shall be provided using the Licensee's telematic service engineering facilities.***
- ***The Licensee's telematic service installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 500,000 users (of which, at least 100,000 users by the end of 2003).***
- ***The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 5,000 simultaneous conversations by the end of the license term of validity. The number of users simultaneously participating in an audio or video conference session shall be at least 100 (of which, at least 10 by the end of 2003).***
- ***The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.***
- ***The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.***
- ***The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.***
- ***Connection of the Licensee's speech information transmission telematic service to a public telephone communication network or to the portion of the Iskra network used for commercial purposes, and use of communication channels and physical circuits of a public communication network shall be based on an agreement with the operators of the respective public communication networks and at tariffs effective for the relevant category of users.***
- ***The capacity of the subscriber (connecting) multiple trunks used to connect the Licensee's equipment for speech information transmission telematic services to the switching stations of the public telephone communication network shall meet the effective requirements for the maximum load in busy hours (BH) per subscriber (connecting) line. Where a local telephone communication network has adequate facilities, the BH maximum load values may be updated by agreement between the local telephone communication network operator and the telematic service operator.***
- ***The Licensee may not provide its speech information transmission telematic service equipment for inter-exchange or inter-network connections on public telephone communication networks.***

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license
Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22792*
Date of issue: ***11.07.2002***
Validity period: ***till 11.07.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

- ***Data transmission services.***
- ***The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.***
- ***The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.***
- ***The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.***
- ***International telex traffic generated by users may only be transmitted via the international station of the Telex network of the Russian Federation.***
- ***Wireless data transmission equipment operating in the 2400-2483.5 MHz frequency range may be used subject to permission by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.***
- ***The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.***

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23226*
Date of issue: ***14.11.2002***
Validity period: ***till 14.11.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

- ***The telegraph communication services shall be provided using the Licensee's engineering facilities.***
- ***The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.***
- ***The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.***
- ***The Licensee may connect telegraph communication equipment to a public telegraph network (TG-P) and to an AT/Telex network, and receive and lease communication channels and physical circuits of a public communication network.***
- ***The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at***

the level of terminal devices and message switch centers.

- ***The Licensee's equipment may be connected to an AT/Telex network at the level of subscriber devices and channel switch stations.***
- ***AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram. The accounts for telegraph traffic passed via a public telegraph network (TG-P) or an AT/Telex network shall be settled in the established procedure.***
- ***The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.***
- ***The Licensee shall comply with the requirements of the Communications Administration of the Russian Federation as to the traffic handling and service provision procedure.***

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23224***
Date of issue: ***01.08.2002***
Validity period: ***till 1.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:
provision of communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg
Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23227***
Date of issue: ***4.10.2002***
Validity period: ***till 4.10.2012***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

- ***The Licensee shall provide to its network users access to long-distance and international telephone communication services via a public network.***
- ***When providing local telephone communication services, the Licensee must provide to a subscriber access to telematic communication services and services of intraareal, long-distance and international communication, as well as to services of data transmission communication services, except for data transmission communication for the purposes of voice data transmission.***
- ***Connection of a network(s) of local telephone communication and fixed area telephone communication of the licensee to the public use communication network, connection of other communication networks to a network(s) of local telephone communication and fixed area telephone communication of the licensee, records and passage of traffic in a network(s) of local telephone communication and fixed area telephone communication of the licensee, records and passage of traffic from (to) a communication network(s) of other communication operators shall comply with the***

rules of telecommunication networks connection and interaction, which have been approved by the RF Government.

- *The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.*
- *Local / zonal communication services using radio relay transmission systems may be provided subject to a permit to use the operating frequencies according to industrial regulatory documents.*
- *Subscriber lines of public telephone networks shall not be used as connecting lines.*
- *The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.*

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *24658*
Date of issue: *30.12.2002*
Validity period: *till 30.12.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area*
Basic conditions of activities:

- *The Licensee's network is designed for broadcasting audio programmes of Russian national and state-owned regional companies. Other programmes may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.*
- *The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.*
- *The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).*
- *Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.*

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *24459*
Date of issue: *15.12.2002*
Validity period: *till 15.12.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of mobile radio telephone communication services in the territories of the cities of Vologda, Veliky Novgorod, Kaliningrad, Arkhangelsk and St. Petersburg*
Basic conditions of activities:

- *Maximum number of subscribers to the Licensee's network: 6,100.*
- *The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequencies as per the Main Radio Frequency Center's Radio Frequency Permits No. 14-06-21/47659 of 10.11.2002, No. 14-06-21/47486 of 10.11.2002, No. 14-06-21/16455 of 07.04.2003, No. 14-06-21/47661 of 10.11.2002, No. 14-06-21/47660 of 10.11.2002 and No. 14-06-21/7269 of 13.02.2003.*
- *Provision of communication services with the use of a communication facility under this license may only be started subject to a permit to operate such communication facility issued by the RF bodies of governmental supervision of communication and information technologies.*

- *The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.*
- *The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.*
- *Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.*

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *30205*
Date of issue: *30.12.2003*
Validity period: *till 30.12.2013*
Authority issuing the license: Ministry of RF for Communication and Informatization
Areas of activities: *provision of cellular radio telephone communication services in the range of 450 MHz (using the IMT-MC 450 technology) in the territory of Arkhangelsk Oblast*
Basic conditions of activities:

- *OJSC North-West Telecom (the Licensee) is authorized by this license to provide services of digital cellular radio telephone communicant via a public communicant network in the range of 450 MHz using the IMT-MC 450 technology in the territory of Arkhangelsk Oblast.*
- *The licensee shall, apart from provision of services using the IMT-MC 450 technology, support the operability of its NMT-450 standard network (retain the coverage area without impairing the communication quality) till the decision of the RF Communications Administration concerning the closing of the federal NMT- 450 standard cellular network.*
- *In order to provide communication services by the IMT-MC 450 technology, the Licensee shall, at its own expense:*
- *initiate development of frequency and rate standards, and on their basis, set the terms of joint use of IMT-MC 450 networks and radio electronic facilities (REF) for civil and military purposes, prior to the start of the services;*
- *ensure vacation of continuous sections of the spectrum within the band assigned by the State Radio Frequencies Commission for this technology (453,00..457,4 MHz/463,0..467,4 MHz) for a stage-by-stage introduction of the technology IMT-MC 450-1x,2x:*
- *by the start of provision of the services: one carrier, including the guard spaces;*
- *1.25+2*0.26= 1.77 MHz;*
- *by the end of the second year of operation: 2 carriers*
- *2*1.25+2*0.26=3.02 MHz.*

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *32240*
Date of issue: *31.10.2002*
Validity period: *till 31.10.2007*
Authority issuing the license: *Ministry of Communication of the Russian Federation*
Areas of activities: *Provision of communication services for cable broadcasting in the territory of the towns of Priozersk and Volosovo, Leningrad Oblast*
Basic conditions of activities:

- *The license holder shall provide communication services only within the territory of the towns of Priozersk and Volosovo*

- *The license holder shall ensure that the subscriber is provided with access to the license holder's communication network and delivery of TV and sound programmes via the cable TV network from the transmitting device to the user (terminal) equipment.*

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

b) Communication networks
The telecommunication network of OJSC NWT includes the following basic constituents:

- ***Local fixed telephone networks, including city and rural networks;***
- ***Wireless communication networks, including mobile radio telephone communication, mobile radio communication in public communication networks and subscriber radio access networks;***
- ***Document telecommunication networks, including traditional telegraph communication networks and data transmission and telematic services networks;***
- ***Wired-radio networks;***
- ***Primary networks:***
- ***local;***
- ***intra-zone.***

Description of OJSC NWT networks as of 30.06.2006.

<u>Local fixed telephone networks, including city and rural networks;</u>
Data on the installed and commissioned capacity of telephone exchanges of city and rural telephone networks are given in Table 1.

Table 1

Branch	Installed capacity, thousand lines		Total commissioned capacity, thousand lines	
	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks
Total for OJSC NWT	4313,253	421,986	4043,105	373,870

The digitalization level for the local telephone network of OJSC NWT on the whole is 54.88%: 57.91% on city telephone networks and 23.92% on rural telephone networks.

<u>Wireless networks</u>
Data on the composition and number of subscribers of wireless networks for branches of OJSC NWT are given in Table 2

Table 2

Branch	Number of subscriber stations connected to the network, pcs.		
	Mobile radio telephone networks (NMT-450)	Mobile radio communication networks in public communication networks	subscriber radio access
Total for OJSC NWT	1723	1144	6469

The NMT-450 standard mobile radio telephone network is deployed in Arkhangelsk Oblast and operated by the Arkhangelsk branch.
Mobile radio communication networks in public communication networks are organized on the basis of Altay-3M systems in the frequency band of 300 MHz in the territory of St. Petersburg, Arkhangelsk, Novgorod and Leningrad oblast.
Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

<u>Document telecommunication networks</u>
Telegraph networks (Tributary Office Telegraph Communication, switched channel telegraph service/ Telex)
Due to the decreased demand for traditional services of telegraph communication, there is no increase in the volumes of telegraph networks. Nevertheless, telegraph networks continue to operate, are maintained at the appropriate level and upgraded. A gradual replacement of telegraph sets by modern computer-based terminals and replacement of obsolete message switching centers by modern united switching stations is taking place.
Data on outbound telegraph traffic for the 2nd quarter of 2006 are given in the Table 3.

Table 3

Branch	Outbound telegraph exchange for the 2nd quarter of 2006 (thousand telegrams)
Total for OJSC NWT	1533

<u>Data transmission and telematic service networks</u>
In the framework of document telecommunication networks of OJSC NWT, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.
At the moment, the regional multiservice network of OJSC North-West Telecom is being developed.

<u>Wired-radio networks.</u>
Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.
Data on the number of broadcasting points of wired-radio networks are given in the Table 4.

Table 4

Branch	Number of broadcasting sets, thousand pcs.		Number of broadcasting sets of ultra-short waves - FM broadcasting, thousand pcs.	
	Total	Including multiprogramme ones	Total	Including those in rural areas
Total for OJSC NWT	855,535	752,145	107,596	89,744

<u>Primary networks.</u>
Local primary networks
Local primary networks of NWT include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.
Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-16 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.
In urban and rural areas where laying of fibre-optic cables is impossible or economically inadvisable, radio-relay lines are used. Radio-relay lines with PDH systems (IKM-15, IKM-30, NxE1, E3) and SDH systems (STM-1), as well as thin-route radio-relay lines (Nx voice-frequency channels) are used.
Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).
Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Intrazone primary networks
Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-64 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines.
Data on the length of central-office network lines are given in the Table 5.

Table 5

Branch	Length of cable lines, km		Length of radio-relay lines, km	
	Total	including fibre-optic lines	Total	including digital radio-relay lines
Total for OJSC NWT	10788,0	3770,7	3185,7	1005,0

c) Lease of channels

Types of channels leased, essential data of the channel lessor, and periods of the lease contracts.

Channel types (enlarged)	Essential details of the lessor			Number of channels	Contractual period
	Region of operation	Name	Address		
Tone frequency communication channels	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow	4378	unlimited, till termination subject to a notice of termination sent at least 1 month in advance
Digital channels	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow	1254	unlimited
	Russia	CJSC TransTeleCom	27, ul. Nizhegorodskaya, Moscow	28	unlimited
	Russia	OJSC MegaFon	30, Kadashevskaya nab., Moscow	11	1 year, extendable by default
	Russia	OJSC Mobile TeleSystems	43, ul. Marxistskaya, Moscow	573	1 year, extendable by default
	Russia	OJSC RTComm.Ru	8, Olsufyevsky pereulok, building 1, Moscow	1	1 year, extendable by default
	Russia	CJSC Zond Holding	11, ul. Ordzhonikidze, Moscow	2	1 year, extendable by default
	North-West	OJSC MegaFon, North-West Branch	44, the 7th line of V.O., Letter A, Saint Petersburg	12	1 year, extendable by default
	North-West	CJSC Rascom	Saint Petersburg 93A, nab. Obvodnogo kanala	210	unlimited
	North-West	CJSC St. Petersburg Teleport	49, Borovaya ul., St. Petersburg	12	1 year, extendable by default
	North-West	CJSC Kaliningrad TransTeleCom	1, ul. Kiyevskaya, Kaliningrad	23	till the complete fulfillment of their obligations by the Parties
	Kaliningrad	CJSC Ekstel	41/1-11 ul Butkova, Kaliningrad	11	till 31.12.04, extendable by default for 1 year
	Murmansk oblast	OJSC Kolatelecom	5/23, ul. Vorovskogo, Murmansk	25	in effect since 01.09.98 - unlimited
	Saint Petersburg	CJSC Peterstar	24, ul. B. Morskaya, St. Petersburg	6	2 years, extendable by default
	Saint Petersburg	CJSC Delta Telecom	22, ul. B. Morskaya, St. Petersburg	210	1 year, extendable by default

3.3. Plans of Issuer's Future Operation

A) The key areas of Company development allowing it to strengthen its position in the market are based on the following objectives:

Increasing the proceeds of the Company through:

- ***concentration on highly profitable consumer segments of the market;***
- ***increasing the income per client through providing extra and comprehensive services, including the increase of the income from corporate clients through providing the services of creating corporate networks;***
- ***expanding the subscriber base and creating the conditions to retain the available subscriber base.***

Strengthening the Company's market positions through:

- ***enhancing the orientation of the Company towards clients;***
- ***improving the consumer qualities of services (including servicing quality improvement);***
- ***pursuing a flexible competitive rate policy;***
- ***ensuring a competitive portfolio of services and developing it in the framework of the group of new promising services;***
- ***creating an up-to-date telecommunications infrastructure;***
- ***forming the Company's brand through aggressive promotion of services.***
- ***Building an efficient Company management system.***

The development plans of the Company are based on the following principles:

- ***orientation of the activities towards services related to new technologies (digital telephony, the group of new promising services: broadband access to the Internet, corporate networks on the basis of multiservice networks, Internet services, ISDN services, call centre services, telematic services);***
- ***predetermination of the investment programme by the marketing goals of the Company;***
- ***orientation of the marketing policy by business areas: population and small business, corporate clients, operators;***
- ***increasing the orientation towards clients by introducing the CRM programme;***
- ***enhancing the marketing effect on activity of target groups through developing the brand and actions aimed at increasing sales and clients loyalty.***

Note: Basic trends for improving competitive capacity in the communication services market till 2010 are approved by the Board of Directors of the Company on 23.12.2005.

Taking into account the development areas and the goals, the following areas of operation are the key priorities of the Company's investment activities:

Investment area	Business goals
Promising services	Domination in the broadband access services market (xDSL, Metro Ethernet, etc.) Growth of income through expanding the range of services provided to broadband access subscribers (creating an NGN network infrastructure) Stimulating the consumption of broadband access services through developing content applications on the basis of NGN Ensuring the leading positions in the market of dial-up access services (localized)
Projects for providing services to corporate clients	Domination in the market segment of providing comprehensive services at real estate construction sites (business centers, industrial zones, etc.) Growth of income from the available corporate clients (expanding the range of services provided) Transition to corporate clients servicing from alternative operators
Projects for providing services to the population	Domination in the market segment of providing comprehensive services/ telephone communications at residential real estate construction sites Satisfying the "profitable" queue (the payback period is up to 7 years)
Developing the channel infrastructure (at the backbone and zone level)	Cutting down expenses for channels leasing from communications operators Growth of income from sales of channel resources to communications operators Creating prerequisites for mass provision of new promising services Enhancing the availability of voice services

B) New services

Promising services	Development degree
Wideband access (DSL, home networks)	Is provided, intensive development during the year is planned
Development of NGN network infrastructure (IP TV)	Planned to be realized during 2006
Content development (applications, games etc)	Planned to be realized during 2006
Providing a package of services at real estate construction sites (providing telephone communications with further services)	Planned to be realized during 2006
Development of Call & Contact Center	Is provided, further development and renovation during the year is planned

Note: According to the Company's investment priorities for the year 2006, approved by the Company's Board of Directors on 30.03.2006

Sources of future income
Issuer's principal activities.

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: The public union ***"Association of Documentary Telecommunications"***
The Issuer has been a member of the Association since the year 2002.
Position and functions of the Issuer in the organization: ***The Association was founded for the purpose of facilitating the implementation of the state policy in the field of telecommunication, facilitating the study of users' needs, agreeing upon and coordinating their interests with the interests of information and telecommunication systems manufactures and operators, facilitating the creation of a legislatively grounded standard and law mechanism of developing the information and telecommunication technologies and their applications, facilitating the integration of Russian telecommunication and information systems into the European and world infrastructures. OJSC North-West Telecom is a member of the Association.***
As a member of the organization, the Issuer performs the following functions:

- ***Paying annual membership fees in due time;***
- ***Facilitating the implementation of decisions taken by the state authority in the field of telecommunications;***
- ***Facilitating the cooperation of departments and organizations in creating and using telecommunication networks;***
- ***Facilitating the design and implementation of programmes for the development of data transmission networks and systems, telematic services, etc.***

3.5. Issuer's subsidiaries and affiliates

Full official name: ***"RSU (Repair and Construction Board) –Telecom" Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Construction, operation and renovation of production, social, cultural and utility facilities, including communication facilities***
Description of the role of the Company for the Issuer's business: ***The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Sergey Grigoryevich Bukin
Year of birth: ***1959***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,03320%***
Percentage of Issuer's common stock held by the said party: ***0,03475%***

Alexander Alexandrovich Shkryl
Year of birth: ***1966***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00057%***
Percentage of Issuer's common stock held by the said party: ***0,00073%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00118%***
Percentage of Issuer's common stock held by the said party: ***0,00151***

Collegiate executive body (management, directorate) - not provided in the Articles of Association of the legal entity

Full official name: ***"Recreation and Disease Prevention Centre "Svyazist" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: *Provision of services in health centre and resort treatment and care*
Description of the role of the Company for the Issuer's business: *Participation in the Company makes it possible to reduce issuer's social expenditure.* ***The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Yury Nikolayevich Vinogradov
Year of birth: ***1950***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,03320 %***
Percentage of Issuer's common stock held by the said party: ***0,03475%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00118%***
Percentage of Issuer's common stock held by the said party: ***0,00151%***

Tatiana Alexandrovna Shuyskaya
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00131%***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - not provided in the Articles of Association of the legal entity

Full official name: ***AMT Closed Joint-Stock Company***
Abbreviated official name: ***AMT CJSC***
Location: ***24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0,164%***
Percentage of Issuer's common stock held by the said party: ***0,210%***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Operation in the securities market within the limits established by the active law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Vladimir Alexandrovich Sokolov
Year of birth: ***1976***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors (Supervisory Board) – ***not provided for in the Articles of Association of the legal entity.***
Collegiate executive body (management, directorate) - not provided in the Articles of Association of the legal entity

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***
Issuer's share in the authorized capital of the corporation: ***100%***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0,247%***
Percentage of Issuer's common stock held by the company: ***0,045%***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Brokerage and dealership in the securities market***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities***

Officials:
Board of Directors:
Alexandr Yuryevich Agalakov
Year of birth: ***1962***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00118%***
Percentage of Issuer's common stock held by the said party: ***0,00151%***

Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexandr Surenovich Khutsiyev
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00036 %***
Percentage of Issuer's common stock held by the said party: ***0,00031 %***

Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***26, ul. Bolshaya Morskaya, office 422, St. Petersburg, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Transactions with securities, when this does not contradict the RF law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors and collective executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Data transmission services; Telematic services; Voice communication services of telematic data transmission services***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.***

Officials:
Victor Evgenyevich Novikov
Year of birth: ***1946***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0,01495%***
Percentage of Issuer's common stock held by the said party: ***0,01841%***

Vladimir Dmirtievich Nesterov
Year of birth: ***1954***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00019 %***
Percentage of Issuer's common stock held by the said party: ***0,00121 %***

Nikolay Pavlovich Emelyanov
Year of birth: ***1948***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,07438%***
Percentage of Issuer's common stock held by the said party: ***0,08316%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00118%***
Percentage of Issuer's common stock held by the said party: ***0,00151%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - not provided in the Articles of Association of the legal entity

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***Paging services have no prospects. A decision has been taken to liquidate the share of participation.***

Officials:
Igor Yurievich Markov
Year of birth: ***1974***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vera Anatolievna Chuprova
Year of birth: ***1954***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0,00402%***
Percentage of Issuer's common stock held by the said party: ***0,00327%***

Sole executive body: ***The sole executive body in the course of voluntary liquidation is not provided for by the legislation.***

Full official name: ***"Artelecom Service" Limited Liability Company***
Abbreviated official name: ***"Artelecom Service" LLC***
Location: 4, proyezd Priorova, Arkhangelsk, 163071, Russian Federation
Issuer's share in the authorized capital of the corporation: ***77 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***The Company is being liquidated***
Description of the role of the Company for the Issuer's business: ***The Company is being liquidated***

Officials:
Alexandr Alexandrovich Vavilin
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0,01530 %***
Percentage of Issuer's common stock held by the said party: ***0,01899 %***

Elena Nikolayevna Dancha
Year of birth: ***1965***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Larisa Alexandrovna Smirnova
Year of birth: ***1975***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Nozhnin
Year of birth: ***1977***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Olga Borisovna Kiriyevskaya
Year of birth: ***1957***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0,00236%***
Percentage of Issuer's common stock held by the said party: ***0,00203%***

Collective and sole executive bodies (management, directorate) ***have not been elected due to the fact that the organization is under liquidation***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***50 %***
Percentage of common stock held by the Issuer: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***The issuer holds over 20% of the Company's authorized capital. In virtue of predominating number of votes held by the Issuer's representatives in the Company's Board of Directors the Issuer may determine decisions made by this management body***
Basic areas of business of the Company: ***Leasing out communication channels. Data transmission services. Telematic services. broadcasting of TV and sound programmes via a cable TV network.***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer***

Officials:
Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00118%***
Percentage of Issuer's common stock held by the said party: ***0,00151%***

Alexandr Nikolayevich Levashev
Year of birth: ***1972***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexandr Alexeyevich Khlyzov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Borisovich Korzenev
Year of birth: ***1971***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - not provided in the Articles of Association of the legal entity

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***"Parma-Inform" LLC***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of the Company's authorized capital***
Basic areas of business of the Company: ***Telematic and data transmission services***
Description of the role of the Company for the Issuer's business: Cooperation with the Issuer for the purpose of creating and development of data transmission networks in the territory of Komi Republic

Officials:
Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,16795%***
Percentage of Issuer's common stock held by the said party: ***0,19793%***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00118%***
Percentage of Issuer's common stock held by the said party: ***0,00151%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vladimir Dmirtievich Nesterov
Year of birth: ***1954***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00019%***
Percentage of Issuer's common stock held by the said party: ***0,00121%***

Eduard Anatolievich Rozhkov
Year of birth: ***1972***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Percentage of common stock held by the Issuer: ***40 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Abbreviated name: ***Insurance CJSC "Medexpress"***
Location: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34,59 %***
Percentage of common stock held by the Issuer: ***34,59 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting***

shares
Basic areas of business of the Company: ***Voluntary medical insurance: all varieties of personal and proprietary insurance***
Description of the role of the Company for the Issuer's business: ***Social effect of participation: insurance of Issuer's employees.***

Officials:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0,03320 %***
Percentage of Issuer's common stock held by the said party: ***0,03475 %***

Hannes Sharipulra Chopra
Year of birth: ***1966***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Valery Nikolayevich Yashin
Year of birth: ***1941***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0,14315 %***
Percentage of Issuer's common stock held by the said party: ***0,08929%***

Wolfgang Wand
Year of birth: ***1952***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Zinaida Evgenyevna Myakina
Year of birth: ***no data***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Andrey Borisovich Skvortsov
Year of birth: ***1974***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Ifegeniya Grigoryevna Mayorova
Year of birth: ***no data***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vladimir Grigoryevich Kaufman
Year of birth: ***1948***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Lidiya Tomovna Beryozka
Year of birth: ***1953***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Yury Alexandrovich Samovarov
Year of birth: ***1960***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexey Alexandrovich Krasnoyartsev
Year of birth: ***1964***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alina Konstantinovna Smirnova
Year of birth: ***no data***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Olga Yuryevna Kamochkina
Year of birth: ***no data***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nataliya Yuryevna Shumilova
Year of birth: ***1946***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Full official name: ***WestBaltTelecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***28 %***
Percentage of common stock held by the Issuer: ***28 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Local, long-distance and international telephone communication services, data transmission services, telematic services;***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in upgrade and development of telecommunications in Kaliningrad Oblast.***

Officials:
Natalya Nikoleyevna Artemova
Year of birth: ***1951***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,00002%***
Percentage of Issuer's common stock held by the said party: ***0,00002%***

Oleg Stanislavovich Shedenkov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Andrey Alekseyevich Lapshov
Year of birth: *1966*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Sergey Stepanovish Savchuk
Year of birth: *1957*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Andrey Yevgenyevich Patoka
Year of birth: *1969*
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Fedor Vladimirovich Kholodov
Year of birth: *1966*
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: *26.4 %*
Percentage of common stock held by the Issuer: *26.4 %*
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: A decision has been taken to liquidate the share of participation.
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation.

Full official name: ***Dancell Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: *23.65 %*
Percentage of common stock held by the Issuer: *23.65 %*
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***The share of participation shall be liquidated***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

3.6. Composition, structure and value of issuer's fixed assets, information on plans for acquisition, replacement and retirement of fixed assets, and on all facts of issuer's fixed assets burdening

3.6.1. Fixed assets

Reporting date: ***30.06.2006***

Name of the group of fixed assets	Initial value, roubles	Amount of charged depreciation, roubles
Land plots and nature management sites	17 135 567	-
Buildings	5 011 804 863	-816 167 016
Communication lines	9 869 168 116	-4 684 141 340
Other facilities	787212 998	-101 745 541
Transport facilities, except for social sphere	364 884 454	-213 167 706
Switchboards	7 729 895 272	-2 791 828 270
Other equipment of communication networks	10 425 025 690	-2 909 200 820
Computing and office facilities	1 492 551 074	-788 021 718
Other fixed assets, except for social sphere	2 144 927 048	-3 138 251 601

Depreciation by groups of objects of fixed assets shall be charged in compliance with the Accounting Policy of the Issuer by the linear method based on the initial value or replacement value (in case of any re-valuations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.
Results of the latest re-valuation of fixed assets and fixed assets leased on a long-term basis, carried out for the 5 recent complete fiscal years
There has been no re-valuation of fixed assets for the said period

State data on plans for acquisition, replacement or withdrawal of fixed assets, the value of which is 10 and more per cent of the value of fixed assets of the issuer and other fixed assets at the issuer's discretion:
There have been no plans for acquisition, replacement or withdrawal of fixed assets, the value of which is 10 and more per cent of the value of fixed assets of the issuer.
Data on all facts of issuer's fixed assets burdening (stating the nature of burdening, the moment when the burdening arises, its period and other terms at the issuer's discretion) as of the date of expiry of the latest completed **reporting period**:

Branch	Name of property, location address	Burdening	Burdening period	Contracting party
Kaliningrad branch	Communication shop building, 29, Kurortny pr., Zelenogradsk, Kaliningrad Oblast	Architectural monument		The State Regional Institution of Culture for the Protection of Monuments for Kaliningrad Oblast
Karelian branch	Premises of communication section No. 30 (ARSC), 7, Komsomolsky pr., Petrozavodsk	Lease of non-residential premises owned by the Lessor, with their subsequent redemption	25.11.2003-25.09.2006	Pyotr Ivanovich Belenkov
Leningrad Oblast branch	The building of the first start-up complex "Telecommunication Building -2" of "Communication Centre in District A, the town of Nikolskoye, Tosno District, Leningrad Oblast", 8, ul. Shkolnaya, the town of Nikolskoye, Tosno District, 188640	Mortgage (registered: 47-AA No. 044685 of 15.04.2005)	15.04.2005-01.06.2010	The Administration of the Municipal Division "Tosno District of Leningrad Oblast"

Leningrad Oblast branch	The main building of the first start-up complex of "Telephone Exchange for 10000 numbers in the town of Tosno, Leningrad Oblast", 36, pr. Lenina, the town of Tosno, 187001	Mortgage (registered for OJSC Lensvyaz, LO 005 No. 136456 of 25.04.2001)	25.04.2001-01.06.2010	The Administration of the Municipal Division "Tosno District of Leningrad Oblast"
Leningrad Oblast branch	Non-residential building with residential premises – 15, A, ul. Pochtamtskaya, St. Petersburg	Found object of cultural heritage (Registered No.78-01-49/2004-368.1)		The Committee for State Control, Use and Protection of Historical and Cultural Monuments, the Government of St. Petersburg
Novgorod branch	Telephone exchange building, 48, Kommunarov, Borovichsky District, Novgorod Oblast	Protection commitment for an immovable historical and cultural monument		The Board for State Control, Use and Protection of Historical and Cultural Monuments
St. Petersburg branch	Office building, 18, korp. 2, B, pr. Stachek, St. Petersburg	Transferred under Asset Management Agreement No.1611/2004 of 01.07.2004	01.07.2004-01.07.2009	RSU-Telecom LLC
St. Petersburg branch	Non-residential premises, 102, A, korp. 2, pom. 5-H, 14-H, sh. Revolyutsii, St. Petersburg			
St. Petersburg branch	Non-residential premises, 191104 St. Petersburg, Nekrasova, 3-5, pom. 1H, letter A	Found object of cultural heritage. Commitments to preserve the place.		The Committee for State Control, Use and Protection of Historical and Cultural Monuments, the Government of St. Petersburg
St. Petersburg branch	Non-residential premises, 191186 St. Petersburg, 24, ul. B. Morskaya, pom.2H-4H,6H-21H,23H, Л1-Л3 letter A	Object of cultural heritage. Commitments to preserve the place.		The Committee for State Control, Use and Protection of Historical and Cultural Monuments, the Government of St. Petersburg
St. Petersburg branch	Non-residential premises, 191186 St. Petersburg, 20, Bolshaya Morskaya , pom.1H, 7H, 9H, 10H, 12H, 13H, 17H, 32H, letter A	Sale or mortgage of the place upon agreement with the Property Fund of St. Petersburg		GU Property Fund of St. Petersburg
St. Petersburg branch	Non-residential premises, 191186 St. Petersburg, Gorokhovaya, 14/26, Letter A, pom. 6H, 9H, 10H, 11H	Protection commitment for an object of the non-residential fund, which is a newly found object of cultural value and is privately owned		The Committee for State Control, Use and Protection of Historical and Cultural Monuments, the Government of St. Petersburg
St. Petersburg branch	Transformer substation, 191186 St. Petersburg, Gorokhovaya, 16/71, Letter B	Preserving the profile in compliance with the Decree of the RF President No.8 of 10.01.93		

St. Petersburg branch	One-room flat; St. Petersburg, Kamyshovaya, 28, korp.2, kv. 42	Right of use. Persons, in whose favour the burdening has been established: Tatyana Alexandrovna Chistyakova		Tatyana Alexandrovna Chistyakova
St. Petersburg branch	Non-residential premises, Saint Petersburg, Babushkina, 73, letter A, pom. 3-H	Sale or mortgage of the place upon agreement with the Property Fund of St. Petersburg		GU Property Fund of St. Petersburg
St. Petersburg branch	Non-residential premises, 191011 St. Petersburg, nab. kan. Griboyedova, Letter A, pom. 3-H	Sale or mortgage of the Object before the expiry of the period of fulfilling the commitments – to be performed by the buyer upon agreement with the seller (Property Fund of St. Petersburg)		GU Property Fund of St. Petersburg
St. Petersburg branch	Administrative building with attic at: 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 18	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Medical centre building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 19	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Garage and showers building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 31	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Dormitory No.2 building with basement, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 15	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Purification facilities building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, without No.	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Dormitories No.3, 4, 5 building with basement, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 16	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist

St. Petersburg branch	Dormitory No.1 building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 14	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Hotel building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 12	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Garage and diesel plant building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 33	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Clockhouse building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 30	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Utility building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 34	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Building of the vacation centre for 180 persons with basement, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 9	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Club and canteen building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 17	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Cottage No.1, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 20	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Cottage No.2, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 21	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist

St. Petersburg branch	Cottage No.3, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 22	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Cottage No.4, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 23	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Cottage No.5, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 24	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Cottage No.6, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 25	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Cottage, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 26	Preserving the profile in compliance with the Decree of the RF President No.8 of 10.01.93, Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009 according to DU	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Greenhouse building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, without No.	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Transformer substation building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, without No.	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Transformer substation building, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, without No.	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	8-flat house, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 8	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist

St. Petersburg branch	Residential house with an attic, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 13	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.5 with an attic and a porch, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 5	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.4 with an attic and a porch, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 4	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.2 with an attic and a porch, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 2	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.1 with an attic and a porch, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 1	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.7 with an attic, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 7	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.11 with outhouses, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 11	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.10 with 4 outhouses and a 3 porches, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex Svyazist, 10	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist
St. Petersburg branch	Residential house No.6 with 2 porches, 188732, Leningrad Oblast, Priozersky District, Petrovskaya vol., pos. Petrovskoye, complex	Assets Management Contract No. 1610/2004 of 26.05.2004	26.05.2004-26.05.2009	LLC Recreation and Preventorium Complex Svyazist

	Svyazist, 6			
Pskov branch	Production building Pskov, ul. Lenina, 17 (Nekrasova, 32/17)	Object of cultural heritage		Research and Production Centre for Protection and Use of Historical and Cultural Heritage

IV. Data on Financial and Economic Operation of the Issuer

4.1. Results of the financial and economic operation of the issuer

4.1.1. Profit and Losses

Index	2nd quarter
Proceeds, thousand roubles	4 892 235
Gross profit, thousand roubles	1 227 741
Net profit (retained profit (uncovered loss)), thousand roubles	678 703
Profitability of own capital,%	12.54
Profitability of assets, %	7.04
Net profit margin, %	13.92
Profitability of products (sales), %	28.51
Ratio of capital turnover, times	0.80
The value of uncovered loss as of the date under report, thousand roubles	none
Ratio of uncovered loss as of date under report and balance currency	none

A method recommended by the Federal Commission for the Securities Market of Russia has been used to calculate the above indices.

The volume of proceeds in the 2nd quarter of 2006 decreased by 31,943,000 roubles (or by 0.6%) as compared to the 2nd quarter of 2005 and amounted to 4,892,234,000 roubles

The profit from sales for the 2nd quarter of 2006 increased by 5.6% as compared to the 2nd quarter of 2005 and amounted to 1,227,741,000 roubles.

Net profit is the final financial result of a company's operation for a period under report. It shows the actual growth (augmentation) of the equity capital of the company. According to the results of the 2nd quarter of 2006, the net profit of the company amounted to 678,703,000 roubles, which was 1.3% more than in the 1st quarter of 2006 and 31% more than in the 2nd quarter of the last year.

In the 2nd quarter of 2006 the profitability of sales increased by 21% as compared to the 2nd quarter of 2005. In the 2nd quarter of 2006 the profitability of sales was 28.51%.

Equity capital profitability and profitability of aggregate assets increased in the 2nd quarter of 2006 by 9.0% and 9.4% respectively as compared to the previous quarter and by 18% as compared to the 2nd quarter of 2005.

4.1.2. Factors that have influenced the change of the amount of receipts from issuer's sales of goods, products, jobs, services, and profit (losses) of the issuer from the principal activity

Basic communication services (intraareal and local telephone connections)

Factors	2nd qu. of 2006/2nd qu. of 2005
Change of the rates for regulated communication services	
change of the average subscriber fee for the provision of local telephone communication	79.2%
change of the cost of 1 minute of intraareal connections	11.2%
Change in the scope of services provided	
Change of the number of users of the local telephone connection service (urban telephone networks and rural telephone networks)	12.1%
Change of the number of intraareal connections	-2.5%

4.2. Issuer's liquidity, capital and circulating assets adequacy

Index	2nd quarter
Own circulating assets, thousand roubles	-9 257 370
Fixed asset index	1.54
Current (working capital) ratio	0.76
Quick ratio	0.55
Equity ratio	0.56

A method recommended by the Federal Commission for the Securities Market of Russia has been used to calculate the above indices.

Liquidity indicators show the ability of the company to fulfil its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that investment is partially financed from borrowed funds.

The fixed asset index for the analyzed period is higher than the recommended value (0.9), as the value has been calculated for enterprises with medium capital coefficient. Communication industry enterprises are considered to be enterprises with a high capital coefficient.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises being from 1 to 2. In the 2nd quarter of 2006 as compared to the 1st quarter of 2006 the level of the liquidity ratio somewhat decreased (to 0.76), which is lower than recommended minimum value. However, the current liquidity ratio complies with the company creditor banks' requirements (more than, or equal to 0.6).

The asset equity ratio shows the equity share in the assets, its minimum rated value being 0.5 to 0.6. In the 2nd quarter of 2006 the asset equity ratio was 0.56, which shows that the financial stability of the Company has been retained. The ratio value meets the rated figure, which describes the financial independence from creditors as high.

4.3. Amount and structure of issuer's capital and circulating funds

4.3.1. Amount and structure of issuer's capital and circulating funds

Index	2nd quarter, thousand roubles
Amount of the authorized capital	1 131 415
Total value of issuer's stock (shares) redeemed by the Issuer for subsequent resale (transfer):	-
Percentage of stock (shares) redeemed by the Issuer for subsequent resale (transfer) in the total number of floated shares (authorized capital) of the issuer	-
Amount of issuer's capital reserves formed from deductions from issuer's profit	56 571
Amount of issuer's added capital showing the growth of the value of assets according to the re-valuation results	8 030 233
Amount of difference between the selling price (floatation price) and the face value of company's stock (shares) through the sale of stock (shares) at a price exceeding the face value	-
Amount of issuer's retained net profit	7 843 386
Total amount of issuer's capital	17 061 605

Index	2nd quarter, thousand roubles
Resources	543 786
%	13
Value added tax on acquired values	615 239
%	15
Accounts receivable (payments of which are expected in over 12 months after the reporting date)	57 281

%	1
Accounts receivable (payments of which are expected within 12 months after the reporting date)	1 808 182
%	43
Short-term financial investments	691 507
%	16
Monetary funds	452 726
%	11
Other current assets	22 279
%	1
Total amount of circulating assets	**4 191 000**
%	**100**

The high capital coefficient of communication services being a specific feature of the industry, the share of circulating assets in the overall assets is insignificant: for the 2nd quarter of 2006 the circulating assets insignificantly decreased by 5.7 and amounted to 4,190,999,000 roubles.
Accounts receivable predominate in the circulating assets structure, which is also related to the specific features of the industry. The Company's circulating assets policy is primarily aimed at lowering accounts receivable, ensuring their higher quality (reducing the overdue debt portion) and a higher turnover rate. As of 01.07.2006, the share of accounts receivable in the circulating assets was 44.5%, the share of long-term accounts receivable not exceeding 1.4%. The share of resources in the circulating assets for the 2nd quarter of 2006 somewhat increased (from 11.2% to 13.0%). The share of monetary funds in the circulating assets increased from 2.2% to 10.8%.

4.3.2. Issuer's Financial Investment

For the quarter under report

List of financial investments of the issuer making 10 or more per cent of the entire financial investment of the issuer as of the date of expiry of the period under report

Investments in issued securities

There are no financial investments of the Issuer making 10 or more per cent of its entire financial investment in issued securities

Investments in non-issued securities

There are no financial investments of the Issuer making 10 or more per cent of its entire financial investment in non-issued securities

Other financial investments:

Item	INN (Individual Tax-Payer's No.)/Location	Retirement date	Amount, roubles	Amount of investment in % of the total amount of financial investments
Deposits				
OJSC AKB Svyaz-Bank d. No.118/2005-deposit-EUR	7710301140 7, ul. Tverskaya, Moscow, Russia	30.06.2006	679 518 000	74.18%

There are no Issuer's funds placed on deposit or other accounts with banks or other crediting organizations whose licenses have been suspended or revoked, or where a ruling exists as to their restructuring or winding up, or bankruptcy procedure initiation, or on recognizing such organizations as insolvent (bankrupts).

The amount of potential losses under the financial investments as recorded in the Issuer's accounts in the period from the beginning of the reporting year till the end of the reporting quarter is, in the Issuer's opinion, limited by the book value of the investments.

The accounting standards (rules), in compliance with which the Issuer made the calculations shown in this clause:

The calculations shown in this clause were made in compliance with the standards set in Order No. 126n "Approval of PBU (Accounting Rules) No. 19/02 "Accounting of Financial Investments"" dated December 10, 2002.

4.3.3. Issuer's Intangible Assets

For the quarter under report

Date	Intangible assets group	Initial value, roubles	Value of charged depreciation, roubles
as of 30.06.2006	Trademarks	83 178	-19 604
Total		**83 178**	**-19 604**

There have been no contributions of intangible assets to the authorized capital or their receipts free of charge.

Accounting standard(s) rules, in compliance with which the Issuer presents information on its intangible assets:
Intangible assets are recorded in compliance with the accounting provisions "Accounting of Intangible Assets" PBU 14/2000, approved by the Order of the RF Ministry of Finance of 16.10.2000 No. 91n.

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

Issuer's policy in the field of scientific and technical development:

	Data on Issuer's expenses for R & D using Issuer's own funds, thousand roubles:
2001	40 696
2002	35 555*
2003	0
2004	0
2005	0
2nd quarter of 2006	0

**** - merged companies included (OJSC N.W.Telecom was restructured on October 31, 2002 by taking over a number of telecommunication companies in the North-West of Russia. The audited accounts of OJSC N.W.Telecom for 2002 include data on the merged companies starting from November 1, 2002).***

Information on legal protection of principal items of intellectual property as established and obtained by the Issuer:

1. Certificate for the trade mark (service mark) No. 207969

Title Holder: OJSC N.W.Telecom

Registered in the RF State Register of Trade Marks and Service Marks on April 28, 2004

The term of registration will expire on November 13, 2013.

2. As of 31.03.2006, in the framework of working on trademark registration, OJSC N.W.Telecom filed applications for the registration of the combined trademarks "Advance" and "Avant-guard". According to the notification of the Federal Institute of Industrial Property, the applications of OJSC N.W.Telecom have been accepted for consideration. A decision on the applications is expected in the 3rd quarter of 2006.

4.5. Analysis of the development trends in the field of the issuer's principal activity

Basic development trends of the economy area, in which the Issuer mainly operates

The development of the communication services market both in Russia on the whole and in the market of the Northwestern Federal District is characterized by the annual growth of income, however, the growth rate in the industry is slowing down.

During 2002-2005 the communication services market in Russia manifested a considerable growth rate:

Index	2000	2001	2002	2003	2004	2005
Income from telecommunication services, billion roubles	133	178	252	367	506	665.5*
growth rate as compared to the previous year		134%	142%	146%	138%	132 %

Source: 2000-2001 Vestnik Telecommunikatsiy, 21.02.05, page 6., 2004 - Report of RF Minister of Information Technologies and Communications L.D. Reiman of 06.04.05.
**** estimated mass media data: "Communications are Moving to Wire"; the aggregate capacity of the telecommunications market is 24.2 billion US dollars. The amount includes all types of telecommunications and mail services.***

The basic sources of the market growth were: cellular communications, data transmission, TV and satellite communications, broadcasting.

The main trend is a change in the structure of income from fixed communications services and an increase in the proportion of income from data transmission services.

The local communications market is one of the stably growing markets. The rate of growth in the market is first of all determined by the inflation growth through the annual increase of the rates and, to a lesser degree, through a growth of the subscriber base, which, according to estimates, is growing approximately by 5% per year.

Against the background of the slow-down in the growth rate of the services of traditional fixed communications, the data transmission services are developing at a faster rate – first of all, this is the Internet access services market. In 2005 the market grew by 55%. A considerable part of the income was obtained from providing the broadband access services.

Later on, the trend towards the flow of subscribers from dial-up access to dedicated access will not only be retained – it will increase. On the whole, the results of the activities of OJSC N.W.Telecom reflect the dynamics observed in the entire market.

	2003	2004	2005
Growth rate of income from communication services of OJSC N.W.Telecom as compared to the previous year	122%	125%	133%
Growth rate of net profit of OJSC N.W.Telecom as compared to the previous year	255%	160%	138%

As compared to 2004, in 2005 the number of dial-up access users grew by 25.4 % and in the first quarter of 2006 it grew by another 7.3 %. The number of dedicated access users grew by 354 % in 2005 and by 183 % in the 1st quarter of 2006.

Factors and conditions influencing the issuer's business and its results:

state registration of the industry (including the policy of price formation for the regulated communication services, accessibility of licenses, implementation of the reform in the industry);

general state of the country's economy, as communication, being an infrastructural industry, is very sensitive to such changes.

General estimation of the results of issuer's operation in the industry; actions taken by the Issuer and actions that the Issuer is planning to take in the future for efficiently using such factors and conditions, key competitors of the Issuer in the basic areas of its activities, and factors of issuer's competitive ability:

North-West Telecom provides services of local and intraareal communication; services of access to the Internet; data transmission network services; telematic services; intelligent communication network services and digital communication network services – ISDN; multiservice network services; services of leasing out physical communication channels and paths; information and reference services. Besides, North-West Telecom acts as the base operator, whose network infrastructure is used by all alternative operators, including mobile communication operators.

The Company is the undoubtful leader in the market of fixed communication services of the region: it is occupying 75.9% of the market of local communication services, 37.7% of the market of Internet dial-up access services and 13.1% of dedicated Internet access.

Local communication services are the basic services provided by OJSC N.W.Telecom, yielding 49.4 % of Company's income. The company's market share in this variety of services is 75.9 %.

There is some competition with cellular mobile operators in the market of local telephone communication services in the "Population" segment: OJSC Mobile TeleSystems, OJSC Vympelcom, and OJSC Megafon.

At the moment the wire telephone set is being supplemented with mobile communication services and there is a trend towards replacement of fixed communication by cellular communication. Mobile operators are pursuing a policy of increasing the income from extra services (VAS) and aspire at attracting as many subscribers as possible through actively introducing new rate plans, discounts and bonuses reducing the actual per-minute cost of a local voice connection.

Besides, there is an insignificant competition with alternative operators in providing telephone communication to newly built houses. Alternative operators attract subscribers by the speed of deciding various issues and by the possibility of the comprehensive provision of services in a single package.

An advantage of OJSC N.W.Telecom is a well-developed infrastructure of its own allowing it to provide telephone communication to any place in the city with subsequent provision of the complete range of up-to-date telecommunication services.

The company's share in the "Population" segment is 94.4% and in fact remains unchanged.

Competitors in the "Corporate Clients" segment are alternative communication operators providing, besides wire telephony, a package of accompanying services with a flexible system of discounts.

The share of OJSC N.W.Telecom in the "Corporate Clients" segment is lower than in the "Population" segment, therefore, OJSC N.W.Telecom takes measures to retain the number of subscribers in the segments by managing the prime cost and price formation for local and intraareal communication services and by forming comprehensive non-standard offers of communication services to corporate clients. The share of OJSC N.W.Telecom is 49.3%.

Internet access services are one of the most rapidly growing areas of the activities, in spite of a certain slowing down of the growth rate.

There is a strong competitive struggle in the market both in the "Population" and the "Corporate Clients" segments. Dial-up Internet access is a service, in which the Company has an obvious competitive advantage as an operator with a well-developed own infrastructure. The degree of OJSC N.W.Telecom's presence in the market of dial-up access services provision shows the position of leadership, though there are many "card" operators.

A serious advantage of OJSC N.W.Telecom is the possibility of providing services on a credit basis to any subscriber who has telephone communication from OJSC N.W.Telecom without any additional activation of this service by the subscriber (the possibility of using it is provided for by default). On the whole, the market share of OJSC N.W.Telecom is constantly growing and has amounted to 37.7 % according to the results of the 1st quarter of 2006 (as of 01.01.05 the market share was 28.6 %), though there are significant variations by regions – from 95.5 % (Arkhangelsk) to 27.4 % (St. Petersburg).

In the "Population" segment of the broadband access market, today's leaders are alternative operators, e.g., Web Plus, which has been operating in the market of St. Petersburg since 2002 and servicing about 35,000 subscribers. From February 2006 OJSC N.W.Telecom started actively providing broadband access services to the population under the Avant-garde trademark. According to the data on the operations, for a little more than five months of the year 2006 OJSC N.W.Telecom connected over 13,000 subscribers in St. Petersburg alone.

An advantage of alternative companies is that they have been providing the service to subscribers for a long time.

An advantage of OJSC N.W.Telecom is the availability of own networks, on which ADSL equipment can be installed, which ensures in fact a 100% coverage of subscribers with the technical possibility of providing the service. The possibility of providing limitless rate plans in most branches with a low prime cost of traffic is another advantage of OJSC N.W.Telecom, which makes it possible to attract the maximum number of service subscribers with the maximum benefit. The introduction of the clients loyalty programme and special programmes for retaining corporate clients along with providing a package of services to corporate clients (including creating IP VPN) will make it possible to retain and increase the market share both in the "Population" segment and in the "Corporate Clients" segment. Various measures that have been taken made it possible to increase the number of OJSC N.W.Telecom's ADSL users by 83% and the market share by 5% to 13.1% in the 1st quarter of 2006.

OJSC N.W.Telecom's strategy of retaining and increasing *the shares in the above listed markets consists in pursuing a policy of quantitatively changing the business processes of sales and servicing with the use of a philosophy of orientation towards the client.*

To improve the efficiency of interaction with clients, the Company is developing a package of regulating documents to be introduced in 2006:

products catalogue;

regulations of the business processes of products and services sales;

standard products promotion programmes;

unified contracts for work with dealers (agents), business centers and developer companies;

a single standard for the operation and documentation of Clients Service Centres (CSC).

The strategy of sales in the "Population" business segment *is based on offering formed products for various groups of the population depending on the level of solvent demand and location of clients. Dealt with below are the basic priorities for the promotion of services by target* segments.

"Innovators"[1] *with solvency:*

In newly built blocks: provision of the package of services "Telephone + Internet + Extra Services (video on demand, digital TV, access to multimedia resources, etc.);

In blocks provided with telephone communication: meeting the demand for the broadband Internet access service and introduction of a package offer into the market.

"Innovators" and "Conservatives" with low solvency:

Meeting the demand for the traditional telephony services, the possibility of providing telephone communication in instalments, improving the level of telephone communication provision in regions taking into account the demand;

[1] In compliance with the Advertising Concept of OJSC N.W.Telecom for 2005-2006

Provision of dial-up access to the Internet.

The "Corporate Clients" target segment is a priority segment for most telecommunication operators, which accounts for the high competition in this market. The organization of sales in the "Organizations" segment consists of two basic units and includes solving the following tasks aimed at strengthening the positions of the Company:

Improving the work with corporate (VIP) clients

Optimizing the divisions dealing with sales of services for corporate (VIP) clients taking into account the prospects of regional markets and exclusion of irrelevant functions;

Improving the efficiency of work with corporate (VIP) clients through introducing the institute of Project Managers responsible for preparing and implementing technical solutions;

Making up a Products Catalogue for corporate (VIP) clients;

Optimizing and automating business processes.

Improving the work in the "Small and Medium Business" segment

Forming niche products meeting the basic needs of this segment;

Developing a set of standard technical solutions for providing services in business centres and activating the work of services sales.

Assessment of the correspondence of the results of Issuer's activities with the industry's development trends

The development of the communication industry corresponds to the general positive trends in the Russian economy. During the recent several years the communication industry has been rapidly developing: novel technologies and new services are emerging, and demand for communication services is growing.

The Issuer's business development is in line with the industry's overall trends: the Issuer's business is aimed at providing the full range of telecommunication services to a broad group of users; there is a growth of income from providing communication services and the share of income from new services in the overall volume of income of Issuer's income.

Methods used by the Issuer and methods that the Issuer plans to use in the future to reduce the adverse effect of the factors and conditions influencing the Issuer's activities.

The key competitive advantages will be used.

V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1. Data on Issuer's Management Bodies Structure and Terms of Reference

In accordance with Articles 12, 13, 14, and 15 of the Articles of Association, the Issuer's management bodies are:

The general meeting of the shareholders shall be the supreme management body of the Company.

The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting and consists of 11 persons.

The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

The General Manager is the one-person executive body managing the current operation of the Company.

Terms of reference of the general meeting of the Issuer's shareholders according to its Articles of Association (clause 12.2 of article 12 of the Issuer's Articles of Association):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) introducing amendments and additions to the Articles of Association or approving the Articles of Association of the Company in a new version (except for the cases provided for by the Federal Law On Joint-Stock Companies), when decisions are taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

2) re-organization of the Company, when the decision is taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

3) liquidation of the Company, appointing the liquidation committee and approval of the intermediate and final balance sheets, when decisions are taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

4) electing members of the Board of Directors by cumulative voting;

5) early termination of the powers of Members of the Board of Directors, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

6) determining the number, face value and category (type) of stated shares of the Company and the rights granted by such shares, the decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

7) increasing the Company's authorized capital by increasing the face value of shares, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increasing the Company's authorized capital by floating extra shares through closed subscription, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

10) reducing the Company's authorized capital by reducing the face value of shares, through the Company acquiring a part of shares for the purpose of reducing their total number, as well as by retiring shares acquired or redeemed by the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

11) electing the members of the Auditing Committee of the Company and early termination of their powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

12) approving the auditor of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

13) approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, as well as distribution of profit, including payment (statement) of dividend, and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

14) determining the procedure of holding the General Meeting of the Shareholders of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

15) splitting and consolidating shares, the decisions being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking a decision on approval of big transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is more than 50% of the book value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions performed in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock, the decision being taken by the majority of three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

18) taking a decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

19) approving by-laws regulating the operation of the Company's bodies, the decision being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

20) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if the said bonds (or other issued securities) are floated through closed subscription or through public subscription, when in case of public subscription convertible bonds (or other issued securities) may be converted into common shares of the Company, which make more than 25 per cent of the earlier floated common shares, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary General Meeting of the Company's Shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

22) taking a decision on transferring the powers of the one-person executive body of the Company to a managing organization or to a manager, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

23) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

12.3. The General Meeting of the Shareholders has the right of taking decisions on issues stipulated by subclauses 2, 7, 8, 9, 15-19, 23 of Clause 12.2 of the Articles of Association solely upon proposal of the Board of Directors. In these cases, other persons who are empowered, under the applicable laws of the Russian Federation, to put forward proposals for the agenda of an annual or extraordinary general meeting of the shareholders are not entitled to demand that the Board of Directors include the said issues in the agenda of the meeting.

The general meeting of the shareholders is not entitled to consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law On Joint-Stock Companies.

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

Terms of reference of the Issuer's Board of Directors according to its Articles of Association (Charter) (clause 13.4 of article 13 of the Issuer's Articles of Association):

The terms of reference of the Company's Board of Directors shall include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary general meetings of the shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the general meeting of the shareholders;

5) setting the date for making up the list of the parties entitled to participation in the general meeting of the shareholders, and other issues included in the terms of reference of the Company's Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the general meeting of the shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association, except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) determining the price (monetary valuation) of the property, floatation and redemption price of issued securities in the cases provided for by the Federal Law On Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving a bylaw establishing the procedures of internal control over Company's financial *and economic activities;*

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor of the Company for auditing services, including the determination of the amount of remuneration for the auditing services;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, preliminarily agreeing upon candidates for the position of its manager and dismissal of the said person from his/her position upon the initiative of the Company, as well as consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the book value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the book value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization) and transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of party-related transactions in the cases provided for by chapter XI of the Federal Law On Joint-Stock Companies;

22) determining (changing) the functional units of the organizational structure and the key functions of the divisions included in the functional units of Company's organizational structure (except for the structure of Company's branches and representative offices);

23) creating branches, opening representative offices, liquidating them, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers upon the initiative of the Company;

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collegiate executive body (Management Board): establishing its term of office, appointing the members of the Management Board and early termination of their powers;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting the person acting as the one-person executive body to work for and receive wages from other organizations;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (on joining as a participant, terminating participation, changing the amount or the face value of the stake, changing the number of shares or the face value of shares held by the Company) through acquisition, sale or some other form of alienation of shares, parts and/or fractions of parts, and through making extra contributions to authorized capitals of other organizations);

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;
36) deciding issues included in the terms of reference of general meetings of participants of profit-making organizations, in which the Company is the only participant having the right of vote at the general meeting of the participants;
37) determining the procedure of Company's interaction with organizations, in which the Company participates;
38) approving a bylaw(s) establishing the rules of and approaches to disclosing information on the Company, the procedure of using information on Company's operation, on Company's securities and transactions with them, which is not publicly available;
39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;
40) approving the procedure of risk management in the Company;
41) approving the Corporate Governance Code of the Company;
42) preliminarily agreeing upon engaging on a paid basis external specialists for the audit of the operation of the Company carried out by the Auditing Committee;
43) establishing the procedure of remuneration and other essential conditions of participation of external specialists engaged on a paid basis in the audit carried out by the Auditing Committee;
44) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.
13.5. Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.
13.6. Decisions on issues mentioned in paragraphs 7, 9, 20 shall be taken by all members of the Board of Directors of the Company unanimously without taking into account the votes of the retired members of the Company's Board of Directors.
If unanimity of the Board of Directors of the Company in respect of an issue stipulated by paragraph 20 fails to be reached, then, upon decision of the Board of Directors of the Company, the said issue may be proposed for the decision of the general meeting of the shareholders. The decision in such a case is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting.
Decisions on the issues indicated in paragraph 21 shall be taken by the majority of votes of independent directors who are not interested in making the transaction.
If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.
Other issues included in the terms of reference of the Board of Directors by the Federal Law On Joint-Stock Companies and by these Articles of Association shall be decided by the majority of votes of the members of the Company's Board of Directors attending the session.

Terms of reference of the Issuer's collegiate executive bodies according to its Articles of Association (clause 14.4 of article 14 of the Issuer's Articles of Association):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the key areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, and proposals on introducing amendments to the said documents;
2) deciding the issues included in the terms of reference of supreme management bodies of nonprofit organizations, in which the Company is the only promoter (participant), except for nonprofit organizations, in which the supreme management body is formed without the participation of the promoter (participant);
3) determining the personnel and social policy of the Company;
4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;
5) preparing materials and draft decisions on issues to be considered by the Board of Directors, except for the issues provided for by paragraphs 24, 26, 27, 28, 31, 33 of clause 13.4, article 13 of the Articles of Association, as well as issues initiated in compliance with the legislation of the Russian Federation and the Articles of Association of the Company and stating the exact timing of their consideration by the Board of Directors, which would make impossible a preliminary consideration of such issues by the Management Board of the Company;
6) preparing materials to be considered by committees of the Board of Directors;
7) working out the engineering, financial, economic and rate policy of the Company and its branches, working out strategies and programmes for development of branches;
8) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

9) working out the methodology of planning, budgeting and controlling of the Company and its branches;
10) working out the policy of ensuring the Company's and branches' security;
11) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;
12) determining the number of the members of collegiate executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collegiate Executive Body of a Branch;
13) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials upon the initiative of the Company;
14) approving the terms of contracts (additional agreements) made with members of collegiate executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;
15) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;
16) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;
17) approving the bylaws regulating the issues included in the terms of reference of the Company's Management Board, except for the bylaws approved by the general meeting of the shareholders and by the Board of Directors of the Company;
18) approving (changing) the organizational structure of the Company, including the approval of the functions of organization departments (except for the structure and functions of representative offices and organization departments of branches located outside the addresses of branch locations).
The Management Board of the Company may also take decisions on other issues of managing the current activities of the Company upon instructions of the Board of Directors and upon proposals of Committees of the Board of Directors and the Company's General Manager.

The terms of reference of the one-person executive body include the following issues (article 15 of the Issuer's Article of Association):
The General Manager shall take decisions on issues that are not included by the Articles of Association in the terms of reference of the general meeting of the shareholders, the Board of Directors and the Management Board of the Company.
The General Manager acts as the Chairperson of the Company's Management Board.
The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.
The General Manager is responsible for managing any information constituting a state secret.

Data on availability of an issuer's bylaw establishing the rules of issuer's corporate conduct:
By the decision of the Board of Directors of the North-West Telecom Open Joint-Stock Company of September 22, 2004, the Corporate Governance Code (Set of Rules) of OJSC N.W.Telecom was approved.
Internet page where the full text of the Issuer's Code of Conduct (Corporate Governance Code) is published for free access:
http://www.nwtelecom.ru/pubsas/test–B44777E9BE6F4C2999087DEC6FDC5033/index.html

Bylaws regulating the operation of the Issuer's management bodies:
- *Articles of Association of the Issuer (approved by the decision of the annual general meeting of the shareholders on 30.06.06, minutes of the meeting No.01-06 of 12.07.06)*
- *Provisions on the general meeting of the shareholders (approved by the decision of the annual general meeting of the shareholders on 27.06.06, minutes of the meeting No. 01-05 of 04.07.05) with amendments (approved by the decision of the annual general meeting of the shareholders on 30.06.06, minutes of the meeting No.01-06 of 12.07.06)*
- *Provisions on the Board of Directors (approved by the decision of the annual general meeting of the shareholders on 30.06.06, minutes of the meeting No.01-06 of 12.07.06)*
- *Provisions on the Management Board (approved by the decision of the joint general meeting of the shareholders (extraordinary) on 14.02.03, minutes of the meeting No. 01-03 of 14.02.2003) with amendments and additions No.1 (approved by the decision of the annual general meeting of the shareholders on 30.06.04, minutes of the meeting No.02-04 of 05.07.04)*

Internet page where the full text of the Issuer's current version of Articles of Association and the bylaws regulating the activities of the Issuer's bodies is published for free access:
http://www.nwtelecom.ru/pubsas/test–C7740C29CBAA11D5AE4B0050045260BB/index.html

5.2. Information on members of the Issuer's management bodies

5.2.1. Members of the Issuer's Board of Directors:

Full name: ***Alexandr Nikolayevich Kiselyov***
(chairperson)
Year of birth: ***1962***

Education:
Higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2002	RF Ministry for Communication and Informatization	Deputy Minister
2001	2006	AKB Svyaz-Bank Open Joint-Stock Company	Chairperson of the Board of Directors
2002	2004	RF Ministry for Communication and Informatization	First Deputy Minister
2004	2004	RF Ministry of Transport and Communication	Director of the Department of State Policy in the Field of Telecommunications and Mail
2004	2006	RF Ministry of Information Technologies and Communications	Assistant Minister
2005	2006	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2005	now	Moscow City Telephone Network open joint-stock company	Member of the Board of Directors
2005	2006	Rostelecom open joint-stock company	Member of the Board of Directors
2005	2006	Central Telecommunications Company open joint-stock company	Member of the Board of Directors
2006	now	Open Joint-Stock Company North-West Telecom	Chairperson of the Board of Directors
2006	now	Rostelecom open joint-stock company	Chairperson of the Board of Directors
2006	now	Central Telecommunications Company open joint-stock company	Chairperson of the Board of Directors
2006	now	Investment Communication Company - Open Joint-Stock Company	General Manager, Chairman of the Management Board

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Valery Nikolayevich Yashin***
Year of birth: ***1941***

Education:
higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1996	now	Telecom-Soyuz Non-Governmental Pension Fund	Chairperson of the Fund Council
1998	now	St. Petersburg Payphones Closed Joint-Stock Company	member of the Board of Directors
1995	2006	Telecominvest Open Joint-Stock Company	Chairperson of the Board of Directors
1999	2002	Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)	member of the Board of Directors
1999	2006	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	General Manager
1999	2006	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Chairperson of the Management Board
2000	2003	Mobile Telecommunications Closed Joint-Stock Company	Chairperson of the Board of Directors
2000	2006	Moscow City Telephone Network Open Joint-Stock Company	member of the Board of Directors
2000	2006	Rostelecom Open Joint-Stock Company for long-distance and international electric communication	Chairperson of the Board of Directors
2000	2006	Central Telecommunication Company open joint-stock company (before 2001 – Electrosvyaz of Moscow Oblast)	Chairperson of the Board of Directors
2001	2002	Svyazinvest-Media Open Joint-Stock Company	Chairperson of the Board of Directors
2001	2004	RTComm.ru Open Joint-Stock Company	Chairperson of the Board of Directors
2001	2002	Electricheskaya Svyaz of Oryol Oblast Open Join-Stock Company	Chairperson of the Board of Directors
2001	2003	Rostelecom-Garantiya Non-Governmental Pension Fund	Chairperson of the Fund Council
2001	now	National Payphone Network Open Joint-Stock Company	Chairperson of the Board of Directors
2002	2006	Open Joint-Stock Company North-West Telecom	Chairperson of the Board of Directors
2002	now	The Russian Foundation of the History of Communications	member of the Management Board
2003	2006	FC Zenith Closed Joint-Stock Company	member of the Board of Directors
2004	now	Medexpress Insurance Closed Joint-Stock Company	member of the Supervisory Board
2006	now	Svyazinvest-Media Open Joint-Stock Company	Chairperson of the Board of Directors
2006	now	Open Joint-Stock Company North-West Telecom	Member of the Board of Directors
2006	now	Central Telecommunications Company open joint-stock company	Member of the Board of Directors

Share of the person in the Issuer's authorized capital: ***0.14315%***

Percentage of issuer's common stock held by the said person: ***0.08929%***

Number of issuer's shares of each category (type), that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***

Interest in the Issuer's subsidiaries/affiliates: ***none***

Percentage of common shares in the Issuer's subsidiaries/affiliates: ***none***

Number of issuer subsidiary's or affiliate's shares of each category (type), that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or affiliate's options: ***none***

Nature of any kinship with other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Full name: ***Alexandr Vyacheslavovich Ikonnikov***
Year of birth: ***1971***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Smolensksvyazinform Open Joint-Stock Company	member of the Board of Directors
2000	2001	Kirovsvyazinform Open Joint-Stock Company	member of the Board of Directors
2000	2001	Saratovenergo Open Joint-Stock Company	member of the Board of Directors
2002	2005	National Association of Independent Directors	Chairperson of the Management Board
2005	now	National Association of Independent Directors	Chairperson of the Supervisory Board
2002	2004	Association for Investors' Rights Protection	Director
2002	2005	Central Telecommunication Company - Open Joint-Stock Company	member of the Board of Directors
2002	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2005	now	Baltika Brewery Open Joint-Stock Company	member of the Board of Directors
2005	now	Ruelprom Russian Electrical Engineering Concern	member of the Board of Directors
2005	now	Board Solutions Closed Joint-Stock Company	General Manager

Person's share in the Issuer's authorized capital, %: none
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Ivan Ivanovich Rodionov***
Year of birth: ***1963***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1997	2006	Representative office, AIG-Brunswick Capital Management Limited Company	Managing director
1998	now	IBS Open Joint-Stock Company	Member of the Board of Directors
2001	2002	Artelecom Open Joint-Stock Company	member of the Board of Directors
2001	2002	Open Joint-Stock Company Electrosvyaz of the Republic of Karelia	member of the Board of Directors
2002	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2003	now	The State University "Higher School of Economics"	Professor
2004	now	AIG-Interros RCF Advisor	Managing director
2004	now	FosAgro Open Joint-Stock Company	member of the Board of Directors
2005	now	Energo-Mashinostroitelny Alyans Open Joint-Stock Company	member of the Board of Directors
2005	now	Moscow City Telephone Network Open Joint-Stock Company	member of the Board of Directors

Person's share in the Issuer's authorized capital, %: ***none***
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Dmitry Vladimirovich Levkovsky***
Year of birth: ***1965***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1995	2006	NCH Advisors, Inc.	Vice-President
1999	2002	Open Joint-Stock Company Electrosvyaz of Chelyabinsk Oblast	member of the Board of Directors
1999	2002	Open Joint-Stock Company Novosibiskenergo	member of the Board of Directors
1999	2002	Lipetskelectrosvyaz Open Joint-Stock Company	member of the Board of Directors
1999	2003	TD GUM Open Joint-Stock Company	member of the Board of Directors
2000	2002	Open Joint-Stock Company Electrosvyaz of Krasnoyarsk Kray	member of the Board of Directors
2000	2002	Open Joint-Stock Company Pharmimex	member of the Board of Directors
2000	2004	Uralsvyazinform Open Joint-Stock Company	member of the Board of Directors
2000	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2006	now	NCH Advisors, Inc.	consultant

Person's share in the Issuer's authorized capital, %: ***none***
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Lyubov Stanislavovna Timoshenko***
Year of birth: ***1951***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2004	Ministry of Communication of Russia	Head of the Economic and Investment Policy Department
2003	now	Bashinformsvyaz Open Joint-Stock Company	Member of the Board of Directors
2004	2005	RF Ministry of Information Technologies and Communications	Director of the Economic Policy and Finance Department
2005	now	RF Ministry of Information Technologies and Communications	Director of the Department of State Policy in the Field of Economic, Financial and Investment Activities
2005	now	Tsentralny Telegraph Open Joint-Stock Company	Member of the Board of Directors

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Irina Mikhailovna Ragozina***

Year of birth: ***1950***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1996	now	Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)	member of the Board of Directors
1998	2001	Kamchatsvyazinform Open Joint-Stock Company	member of the Board of Directors
1998	2002	Open Joint-Stock Company Svyazinform of Chelyabinsk Oblast	Chairperson of the Board of Directors
1999	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Corporate Governance Department Director
2000	2005	Moscow City Telephone Network Open Joint-Stock Company	member of the Board of Directors
2001	2002	Kamchatsvyazinform Open Joint-Stock Company	Chairperson of the Board of Directors
2001	2002	Open Joint-Stock Company Electrosvyaz of Kurgan Oblast	member of the Board of Directors
2002	now	Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication	member of the Board of Directors
2005	2006	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	member of the Management Board

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Alexandr Alexandrovich Gogol***

Year of birth: ***1946***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1998	now	Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications	Rector
1999	2003	St. Petersburg Telecommunication Centre Closed Joint-Stock Company	Chairperson of the Board of Directors
2003	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2004	2005	St. Petersburg Telecommunication Centre Closed Joint-Stock Company	member of the Board of Directors

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Vladimir Alexandrovich Akulich***

Year of birth: ***1956***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Globus-Telecom Closed Joint-Stock Company	member of the Management Board
2000	2001	Petersburg Transit Telecom Private Company	member of the Board of Directors
2000	2002	St. Petersburg International Closed Joint-Stock Company	member of the Board of Directors
2000	2001	Open Joint-Stock Company North-West Telecom	Manager of the Long-Distance International Telephone branch
2001	2002	Novgorodtelecom Open Joint-Stock Company	member of the Board of Directors
2001	2002	Open Joint-Stock Company Electrosvyaz of Pskov Oblast	member of the Board of Directors
2002	2002	North-West Telecom Open Joint-Stock Company	Long-Distance International Communication Manager – Manager of the Long-Distance International

			Telephone Telegraph Centre of the Petersburg Telephone Network branch
2002	2003	Open Joint-Stock Company North-West Telecom	member of the Management Board
2002	2003	Open Joint-Stock Company North-West Telecom	Deputy General Manager in Charge of Strategic Development and Engineering Policy
2002	2003	Giprosvyaz Open Joint-Stock Company	member of the Board of Directors
2003	2004	RTDC Open Joint-Stock Company	member of the Board of Directors
2003	2004	Delta Telecom Closed Joint-Stock Company	member of the Board of Directors
2003	2004	Kaliningrad Mobile Networks Closed Joint-Stock Company	member of the Board of Directors
2003	2004	Closed Joint-Stock Company Vologda Cellular Communication	Chairperson of the Board of Directors
2003	2004	OK GROS Limited Liability Company	Vice-President
2004	now	Telecominvest Open Joint-Stock Company	member of the Board of Directors
2004	2004	Sky Link Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	Interregional Transit Telecom Open Joint-Stock Company	member of the Board of Directors
2004	2005	Moscow City Telephone Network Open Joint-Stock Company	member of the Board of Directors
2004	2004	Delta Telecom Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	Moscow Cellular Communication Open Joint-Stock Company	member of the Board of Directors
2004	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2004	now	Open Joint-Stock Company North-West Telecom	General Manager, Chairperson of the Management Board
2004	now	Non-Profit Partnership Centre for Research of Telecommunications Development Problems	Member of the Board of the Partnership

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Oleg Mikhaylovich Mikhaylov***

Year of birth: ***1963***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	now	Investment Communication Company - Open Joint-Stock Company	Head of the Information Support Department
2004	2006	Svyazinvest-Media Open Joint-Stock Company	Chairperson of the Board of Directors
2004	now	Ural Inform TV Limited Liability Company	Member of the Board of Directors
2006	now	Dalsvyaz Open Joint-Stock Company	Member of the Board of Directors

2006	now	Open Joint-Stock Company North-West Telecom	Member of the Board of Directors

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Konstantin Vladimirovich Belyaev***

Year of birth: ***1968***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Open Joint-Stock Company Artelecom of Arkhangelsk Oblast	Chief Accountant
2001	2005	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Deputy General Manager - Chief Accountant
2002	2002	Yartelecom Open Joint-Stock Company	member of the Board of Directors
2002	2002	Open Joint-Stock Company Artelecom of Arkhangelsk Oblast	member of the Board of Directors
2003	2003	Open Joint-Stock Company – Interregional Commercial Bank of Communication and Information Support Development (OJSC Svyaz-Bank)	member of the Board of Directors
2001	2005	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Deputy General Manager in charge of Economics and Finance
2001	2005	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Deputy General Manager
2005	2006	Volgatelecom Open Joint-Stock Company	member of the Board of Directors
2005	now	Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication	member of the Board of Directors
2005	2006	Open Joint-Stock Company - Southern Telecommunication Company	member of the Board of Directors
2005	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2005	2006	Open Joint-Stock Company - Interregional Commercial Bank of Communication and Information Support Development (OJSC Svyaz-Bank)	member of the Board of Directors
2005	now	Investment Communication Company - Open Joint-Stock Company	member of the Management Board
2006	now	Sibirtelecom Open Joint-Stock Company	Chairperson of the Board of Directors

Person's share in the Issuer's authorized capital, %: ***0.00063***

Percentage of issuer's common stock held by the person: ***0.00056***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

5.2.2. Information on the one-person executive body of the Issuer

Full name: ***Vladimir Alexandrovich Akulich***

(chairperson)

Year of birth: ***1956***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Globus-Telecom Closed Joint-Stock Company	member of the Management Board
2000	2001	Petersburg Transit Telecom Closed Joint-Stock Company	member of the Board of Directors
2000	2002	St. Petersburg International Closed Joint-Stock Company	member of the Board of Directors
2000	2001	Open Joint-Stock Company North-West Telecom	Manager of the Long-Distance International Telephone branch
2001	2002	Novgorodtelecom Open Joint-Stock Company	member of the Board of Directors
2001	2002	Open Joint-Stock Company Electrosvyaz of Pskov Oblast	member of the Board of Directors
2002	2002	North-West Telecom Open Joint-Stock Company	Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch
2002	2003	Open Joint-Stock Company North-West Telecom	member of the Management Board
2002	2003	Open Joint-Stock Company North-West Telecom	Deputy General Manager in Charge of Strategic Development and Engineering Policy
2002	2003	Giprosvyaz Open Joint-Stock Company	member of the Board of Directors
2003	2004	RTDC Open Joint-Stock Company	member of the Board of Directors
2003	2004	Delta Telecom Closed Joint-Stock Company	member of the Board of Directors
2003	2004	Kaliningrad Mobile Networks Closed Joint-Stock Company	member of the Board of Directors
2003	2004	Closed Joint-Stock Company Vologda Cellular Communication	Chairperson of the Board of Directors
2003	2004	OK GROS Limited Liability Company	Vice-President
2004	now	Telecominvest Open Joint-Stock Company	member of the Board of Directors
2004	2004	Sky Link Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	Interregional Transit Telecom Open Joint-Stock Company	member of the Board of Directors
2004	2005	Moscow City Telephone Network Open Joint-Stock Company	member of the Board of Directors
2004	2004	Delta Telecom Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	Moscow Cellular Communication Open Joint-Stock Company	member of the Board of Directors
2004	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2004	now	Open Joint-Stock Company North-West Telecom	General Manager, Chairperson of the Management Board
2004	now	Non-Profit Partnership Centre for Research of Telecommunications Development Problems	Member of the Board of the Partnership

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

5.2.3. Members of the Issuer's collegiate executive body:

Full name: ***Vladimir Alexandrovich Akulich***

(chairperson)

Year of birth: ***1956***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Globus-Telecom Closed Joint-Stock Company	member of the Management Board
2000	2001	Petersburg Transit Telecom Closed Joint-Stock Company	member of the Board of Directors
2000	2002	St. Petersburg International Closed Joint-Stock Company	member of the Board of Directors
2000	2001	Open Joint-Stock Company North-West Telecom	Manager of the Long-Distance International Telephone branch
2001	2002	Novgorodtelecom Open Joint-Stock Company	member of the Board of Directors
2001	2002	Open Joint-Stock Company Electrosvyaz of Pskov Oblast	member of the Board of Directors
2002	2002	North-West Telecom Open Joint-Stock Company	Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch
2002	2003	Open Joint-Stock Company North-West Telecom	member of the Management Board
2002	2003	Open Joint-Stock Company North-West Telecom	Deputy General Manager in Charge of Strategic Development and Engineering Policy
2002	2003	Giprosvyaz Open Joint-Stock Company	member of the Board of Directors
2003	2004	RTDC Open Joint-Stock Company	member of the Board of Directors

2003	2004	Delta Telecom Closed Joint-Stock Company	member of the Board of Directors
2003	2004	Kaliningrad Mobile Networks Closed Joint-Stock Company	member of the Board of Directors
2003	2004	Closed Joint-Stock Company Vologda Cellular Communication	Chairperson of the Board of Directors
2003	2004	OK GROS Limited Liability Company	Vice-President
2004	now	Telecominvest Open Joint-Stock Company	member of the Board of Directors
2004	2004	Sky Link Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	Interregional Transit Telecom Open Joint-Stock Company	member of the Board of Directors
2004	2005	Moscow City Telephone Network Open Joint-Stock Company	member of the Board of Directors
2004	2004	Delta Telecom Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	Moscow Cellular Communication Open Joint-Stock Company	member of the Board of Directors
2004	now	Open Joint-Stock Company North-West Telecom	member of the Board of Directors
2004	now	Open Joint-Stock Company North-West Telecom	General Manager, Chairperson of the Management Board
2004	now	Non-Profit Partnership Centre for Research of Telecommunications Development Problems	Member of the Board of the Partnership

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Ella Ivanovna Tomilina***

Year of birth: ***1964***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2001	2003	Closed joint-stock company Energocapital Investment Company	Director of the Marketing Department, Deputy General Manager
2003	2004	Energocapital-Consult Limited Liability Company	Deputy General Manager
2004	now	Open Joint-Stock Company North-West Telecom	Director for foreign relations and relations with investors, Director of the Department for foreign relations, Deputy General Manager for corporate relations
2006	now	The St. Petersburg Institute of Technology (University of Engineering)	Senior Lecturer of the Economics and Management Department (part-time positions)
2006	now	Open Joint-Stock Company North-West Telecom	member of the Management Board

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Maya Mikhailovna Semchenko***

Year of birth: ***1967***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2002	Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)	Chief Accountant, Accounting Board Manager
2000	now	Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)	member of the Management Board
2001	2003	Open Joint-Stock Company St. Petersburg Bank of Reconstruction and Development	member of the Board of Directors
2002	now	Open Joint-Stock Company North-West Telecom	Chief Accountant

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Yelena Viktorovna Zabuzova***

Year of birth: ***1950***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2001	now	Investment Communication Company - Open Joint-Stock Company	Deputy Director of the Department of Economic Planning and Budgeting Director of the Department of Economic Planning and Budgeting
2002	2002	Smolensksvyazinform Open Joint-Stock Company	Member of the Board of Directors

2002	2003	Southern Telecommunication Company - Open Joint-Stock Company	Member of the Board of Directors
2003	2004	Volgatelecom Open Joint-Stock Company	Member of the Board of Directors
2004	2005	Moscow City Telephone Network Open Joint-Stock Company	Member of the Board of Directors
2005	2006	Tsentrtelecom Open Joint-Stock Company	Member of the Management Board
2006	now	Sibirtelecom Open Joint-Stock Company	Member of the Board of Directors
2006	now	Southern Telecommunication Company - Open Joint-Stock Company	Member of the Board of Directors
2006	now	Rusleasingsvyaz Open Joint-Stock Company	Chairperson of the Board of Directors
2006	now	Open Joint-Stock Company North-West Telecom	Member of the Management Board

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Oleg Viktorovich Popov***

Year of birth: ***1968***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	VTN Agency Closed Joint-Stock Company	Comprehensive Audit Department Manager
2001	2003	Petersburg-Vneshtrans Open Joint-Stock Company	Marketing Manager
2003	2004	Ford Motor Company Closed Joint-Stock Company	Manager of the Department of Logistics and Customs Clearance
2004	now	Open Joint-Stock Company North-West Telecom	Deputy General Manager – Commercial Manager
2004	now	Open Joint-Stock Company North-West Telecom	member of the Management Board

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Oleg Anatolyevich Semanov***

Year of birth: ***1967***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1998	2002	Artelecom Open Joint-Stock Company	Communication Network Operation and Operational Technical Management Director
2002	2003	The branch Artelecom of Arkhangelsk Oblast, Open Joint-Stock Company North-West Telecom	Deputy Regional Operations Manager
2003	2005	Open Joint-Stock Company North-West Telecom	Deputy General Manager - Manager in charge of strategic development and technical policy
2003	now	Open Joint-Stock Company North-West Telecom	member of the Management Board

Person's share in the Issuer's authorized capital, %: ***0.002107***

Percentage of issuer's common stock held by the person: ***0.002209***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Grigory Borisovich Chernyak***

Year of birth: ***1949***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1994	now	Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)	member of the Management Board
1994	2001	Petersburg Telephone Network Open Joint-Stock Company	General Issues Manager
2001	2004	U Krasnogo Mosta Closed Joint-Stock Company	member of the Board of Directors
2001	now	Medexpress Insurance Joint-Stock Company	member of the Supervisory Board
2001	2002	Zenith Football Club Closed Joint-Stock Company	member of the Board of Directors
2002	2002	Open Joint-Stock Company North-West Telecom	Deputy General Manager in Charge of General Issues
2002	2004	Lensvyaz Open Joint-Stock Company	member of the Management Board
2002	2005	Open Joint-Stock Company North-West Telecom	Deputy General Manager - Property Management Director
2002	now	Open Joint-Stock Company North-West Telecom	General Issues Manager of the Petersburg Telephone Network branch

2002	now	The Russian Foundation of the History of Communications Nonprofit Partnership	member of the Board of Directors
2003	now	Neva Kabel Closed Joint-Stock Company	member of the Board of Directors
2004	now	RSU-Telecom Limited Liability Company	member of the Board of Directors
2004	now	RPC Svyazist Limited Liability Company	member of the Board of Directors
2004	2004	Open Joint-Stock Company Svyaz of the Republic of Komi	member of the Board of Directors
2005	now	Open Joint-Stock Company North-West Telecom	Deputy General Manager for Property Management and General Issues

Person's share in the Issuer's authorized capital, %: ***0.03320***

Percentage of issuer's common stock held by the person: ***0.3475***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Vladimir Ivanovich Shumeiko***

Year of birth: ***1956***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1999	2002	Open Joint-Stock Company Electrosvyaz of the Republic of Karelia	First Deputy General Manager
2002	2003	The Branch Electrosvyaz of the Republic of Karelia, Open Joint-Stock Company North-West Telecom	First Deputy Regional Director
2004	now	Open Joint-Stock Company North-West Telecom	First Deputy General Manager
2004	now	Open Joint-Stock Company North-West Telecom	member of the Management Board
2006	now	TD-Telecom Closed Joint-Stock Company	Member of the Board of Directors

Person's share in the Issuer's authorized capital, %: ***0.000108***

Percentage of issuer's common stock held by the person: ***0.000138***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Venera Adykhamovna Khusnutdinova***

Year of birth: ***1973***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2002	Povolzhye-Avtosnab Limited Liability Company	Leading Specialist in Charge of Economics and Finance
2002	2003	Kommerzbank (Eurasia) Closed Joint-Stock Company	Specialist of the Investment Banking Activities Department
2003	2003	Open Joint-Stock Company North-West Telecom	Adviser of General Manager on Economics and Finance
2003	2005	Open Joint-Stock Company North-West Telecom	Deputy General Manager- Director in charge of Economics and Finance
2003	now	Open Joint-Stock Company North-West Telecom	member of the Management Board
2004	2005	North-West Telecombank Closed Joint-Stock Company	member of the Supervisory Board
2005	now	Open Joint-Stock Company North-West Telecom	Deputy General Manager – Director in charge of Economics and Finance

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Yury Alexandrovich Pochekin***

Year of birth: ***1946***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2001	2002	Cherepovetsectrosvyaz Open Joint-Stock Company	General Manager
2002	2004	Cherepovetsectrosvyaz branch of the Open Joint-Stock Company North-West Telecom	Regional Director
2004	now	Vologda branch of the Open Joint-Stock Company North-West Telecom	Regional Director, Regional Director – Manager of the Branch
2006	now	Open Joint-Stock Company North-West Telecom	member of the Management Board

Person's share in the Issuer's authorized capital, %: ***0.05***

Percentage of issuer's common stock held by the person: ***0.06***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Leonid Zigmundovich Tufrin***
Year of birth: ***1949***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1994	2001	Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)	Manager of the branch Nekrasovsky Telephone Centre
2002	2004	North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch	Manager of Nekrasovsky Telephone Centre
2004	2004	North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch	First Deputy Regional Director
2004	2005	North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch	Acting Regional Director
2005	now	North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch	Regional Director
2004	now	Open Joint-Stock Company North-West Telecom	member of the Management Board

Person's share in the Issuer's authorized capital, %: ***0.001***
Percentage of issuer's common stock held by the person: ***0.00001***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Irina Vladimirovna Tambovskaya***
Year of birth: ***1970***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1998	2001	Motorola Closed Joint-Stock Company	Personnel Manager
2001	2004	Kelly Services Limited Liability Company	Regional Director for the North-West
2004	2004	Istok Open Joint-Stock Company	Personnel Director
2004	2005	RF Ministry of Information Technologies and Communications	Deputy Department Director
2005	now	Open Joint-Stock Company North-West Telecom	Personnel Manager
2005	now	Open Joint-Stock Company North-West Telecom	member of the Management Board

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

5.3. Data on the amount of remuneration, privileges and/or expenses reimbursement for each of the issuer's management bodies:

Board of Directors of the Issuer:
Aggregate amount of remuneration paid to the members of the Board of Directors for the year 2005 (the amount of payment is given for all members of the Board of Directors who held the respective positions in 2005):
Wages (roubles): ***0***
Bonuses (roubles): ***0***
Commission (roubles): ***26 388 333.00***
Privileges and/or expenses reimbursement (roubles): ***574 100.00***
Other property compensations (roubles): ***0***
Total (roubles): ***26962 433.00***
Data on existing agreements in respect of such payments in the current fiscal year:
According to Chapter 7 of the Provisions on the Board of Directors:
Members of the Board of Directors of the Company shall be paid a remuneration and their expenses related to discharging the functions of members of the Board of Directors shall be made up for during their term of office.
Remuneration of the members of the Board of Directors shall consist of quarterly and annual remuneration.
The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.
The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.
The quarterly remuneration of a member of the Board of Directors shall be reduced by:
30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;
100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.
The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.
The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):
- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;
- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.
The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.
The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.
The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.
The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) relative to the average growth of capitalization of all inter-regional companies of the Svyazinvest group of companies (average value).
The remuneration increases if the growth of Company capitalization exceeds the average value:
- by 5 %, if the surplus is less than 15 %;
- by 15 %, if the surplus is from 15 to 30%;
- by 25%, if the surplus is more than 30%.
The remuneration remains unchanged in the following cases:
- unchanged level of Company capitalization in case of falling or unchanged average value for the industry;
- decreased capitalization of the Company, however, by a value less than the average value for the industry;
- increased capitalization of the Company by a value less than the average level for the industry.
- The remuneration shall be decreased by 25 per cent in the following cases:

- unchanged level of Company capitalization with simultaneous growth of the average value for the industry;
- decreased capitalization of the Company by a value exceeding the average value for the industry;
- decreased capitalization of the Company with an unchanged level of the average value for the industry;
- decreased capitalization of the Company with simultaneous increase of the average value for the industry.

Annual remuneration of members of the Board of Directors, including those whose powers are terminated earlier than planned, shall be paid after holding the Annual General Meeting of the Shareholders of the Company at a time.

Annual remuneration to be paid to members of the Board of Directors, whose powers are terminated earlier than planned, shall be calculated in proportion to the number of days of work of such members in the calendar year (365 days).

An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of a committee of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors to the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being eligible for no more than 2 committees of the Board of Directors.

This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.

Collegiate executive body of the issuer:
Aggregate amount of remuneration paid to the members of the Management Board for the year 2005 (the amount of payment is given for all members of the Management Board who held the respective positions in 2005):

Wages (roubles): ***21 160 732.69***
Bonuses (roubles): ***20 109 375.57***
Commission (roubles): ***9 355 103.00***
Privileges and/or expenses reimbursement (roubles): ***5 299 530.30***
Other property compensations (roubles): ***0***
Total (roubles): ***50 872 359.56***

Data on existing agreements in respect of such payments in the current fiscal year:
In compliance with chapter 6 of the Provisions on the Management Board of OJSC NWT the remuneration is established as a percentage of the Company's net profit for the reporting quarter according to the Company's accounts and reports and is paid on a quarterly basis.
The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.

5.4. Data on the structure and terms of reference of the bodies of control over financial and economic operation of the issuer

To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is engaged.

The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 7 members.

The terms of reference of the Auditing Committee include (article 17, clause 17.2.2 of the Issuer's Articles of Association):
- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

Bylaw regulating the operation of the Issuer's body of control over its financial and economic activities:
Provisions on the Auditing Committee of OJSC NWT

Starting from December 2002 an internal audit division began operating in OJSC N.W.Telecom, and in 2005 it became the Internal Audit Department.

As of the end of the period under report, the Department comprised:
Alexandr Nikolayevich Levashev
Larisa Alexandrovna Smirnova
Tatiana Arkadyevna Romanova
Maxim Vladimirovich Rossel
Nabilla Zarifovich Yalyshev

Alexandr Alexandrovich Lavrentyev

The basic functions of internal audit (in compliance with Provisions on the Internal Audit Department) are:
Checking the completeness of application and the efficiency of the methodology of risk assessment and risk management procedures (methods, programmes, rules, schemes and procedures of effecting financial and economic operations and transactions and operational risk management).
Assessing the economic rationality and efficiency of operations transacted by the Company.
Checking and assessing the efficiency of the internal control system.
Checking the internal control processes and procedures.
Checking accounts for due records of Company's operations.
Checking accounts for due forming and disclosure of information allowing to get adequate information on the Company's activities and risks related to such activities.
Checking the efficiency of the functioning of the Company's internal control system.
Revealing and analyzing problems related to the functioning of the internal control system.
Monitoring the internal control system, taking measures to improve internal control in order to ensure its efficient functioning, among other things, taking into account the changing internal and external factors influencing the Company's activities.
Checking the trustworthiness, completeness, objectivity and timeliness of accounts and reports and testing them, as well as the reliability (including trustworthiness, completeness and objectivity) and timeliness of the collection and presentation of information and reports.
Coordinating the internal regulating documents of the Company for the purpose of ensuring the compliance of their contents with the active laws of the Russian Federation, with the Articles of Association of the Company and the internal standards of the Company.
Developing systems of internal procedures regulating the audits performed by the Department. Finalizing procedures depending on the nature and scope of Company's activities, changes in the structure of operational risks, changes in the law and other factors of influence.
Developing internal control procedures (jointly with the executive bodies of the Company and the Audit Committee of the Company's Board of Directors).
Interaction with external auditors, representatives of tax authorities and other supervision authorities.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:
In accordance with paragraph 18 of subclause 13.4 of article 13 of the current Articles of Association of the Issuer, the Board of Directors approves the Provisions on the Structural Division of the Company Exercising Internal Control, preliminarily approves candidates for the position of its manager and dismisses the said person from his/her position upon the initiative of the Company and considers other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;
In compliance with clause 1.16 of the Provisions on the Internal Audit Department, the Internal Audit Department provides to the Audit Committee the results of checks of the applicable internal control procedures and, if necessary, proposals on improving them, prepared jointly with the executive bodies; besides, in compliance with clause 5.4 of the Provisions on the Internal Audit Department, the results of the checks are provided to the Audit Committee (upon request), to the General Manager of the Company, to the manager of the checked site and to the Auditing Committee of the Company together with the materials of the check.

In compliance with clause 5.1 of the Provisions on the Internal Audit Department, the Department operates on the basis of annual plans. The plan shall be approved by the Board of Directors of the Company upon presentation of the director of the Internal Audit Department and shall be sent for notification to the Auditing Commission of the Company.

Interaction of the Internal Audit Department and the external auditor:
In compliance the Procedure of Interaction of the Internal Audit Service with an External Auditor, the employees of the Internal Audit Department have the right to get reports on the independent audit results for proper performance of their tasks and functions.

Internet page where the text of the current version of the bylaw establishing the rules of preventing the use of service (insider) information (Provisions in the Information Policy) is published for free access:
http://www.nwtelecom.ru/pubsas/test--B44777E9BE6F4C2999087DEC6FDC5033/index.html

5.5. Information on members of the bodies for control over the financial and economic activities of the issuer

Members of the Auditing Committee and other bodies of the Issuer for control over its financial and economic activities:

Full name: ***Yekaterina Sergeyevna Yerofteyeva***
Year of birth: ***1975***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2001	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Deputy Chief Accountant, Head of the Division of the Accounting Department
2006	now	Far East Communication Company - Open Joint-Stock Company	Member of the Board of Directors
2006	now	Open Joint-Stock Company North-West Telecom	Member of the Auditing Committee
2006	now	Closed Joint-Stock Company Telecom of Ryazan Oblast	Inspector

Person's share in the Issuer's authorized capital, %: ***none***
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Ruslan Kyarimovich Aksyaitov***
Year of birth: ***1975***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1999	2001	CKPP Severo-Zapad Limited Liability Company	General Manager
2001	2001	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Chief Specialist of the Department of Summary Reporting and International Accounting Standards of the Accounting Department
2001	2003	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Chief Specialist of the Methodology Division of the Accounting Department
2003	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Manager of the Methodology Division of the Accounting Department, Deputy Chief Accountant – Manager of the Methodology Division
2003	2004	Tsentralny Telegraf Open Joint-Stock Company	member of the Auditing Committee
2003	2004	Closed Joint-Stock Company Nizhny Novgorod Cellular Communication	member of the Auditing Committee
2005	2006	Open Joint-Stock Company North-West Telecom	member of the Auditing Committee
2005	2006	Tatincom-T Open Joint-Stock Company	member of the Auditing Committee
2006	now	Open Joint-Stock Company North-West Telecom	Chairperson of the Auditing Committee:
2006	now	Yeniseytelecom Closed Joint-Stock Company	Member of the Auditing Committee

Person's share in the Issuer's authorized capital, %: ***none***
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Tamara Alexeyevna Chernikova***
Year of birth: ***1959***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1999	2003	Branch of OJSC Bank Menatep St. Petersburg in Voronezh	Senior specialist
2003	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Manager of the Securities and Debentures Division of the Department of Finance
2004	now	Tsentralny Telegraph Open Joint-Stock Company	Member of the Auditing Committee
2005	now	Baikalwestcom Closed Joint-Stock Company	Member of the Auditing Committee
2006	now	Sibirtelecom Open Joint-Stock Company	Member of the Management Board
2006	now	Open Joint-Stock Company North-West Telecom	Member of the Auditing Committee

Person's share in the Issuer's authorized capital, %: ***none***
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Sergey Vladimirovich Podosinov***
Year of birth: ***1971***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment,

including part-time positions

Starting date	Expiry date	Organization	Position
2001	2003	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Leading Specialist of the Internal Audit Section of the Internal Audit Department
2003	2005	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Leading Specialist of the Section for Internal Audit of Subsidiaries of Interregional Companies and OJSC Rostelecom of the Internal Audit Department
2005	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Manager of the Controls and Risks Division of the Internal Audit Department
2002	2005	Sibirtelecom Open Joint-Stock Company	Member of the Auditing Committee
2002	2005	Uralsvyazinform Open Joint-Stock Company	Member of the Auditing Committee
2003	2004	Volgatelecom Open Joint-Stock Company	Member of the Auditing Committee
2003	2004	Saratov - Mobile Closed Joint-Stock Company	Member of the Auditing Committee
2003	2004	Ulyanovsk-GSM Closed Joint-Stock Company	Chairperson of the Auditing Committee
2003	2004	Astrakhan-Mobile Closed Joint-Stock Company	Chairperson of the Auditing Committee
2003	2004	Stack GSM Closed Joint-Stock Company	Member of the Auditing Committee
2003	2004	Baikalwestcom Closed Joint-Stock Company	Chairperson of the Auditing Committee
2003	2004	Perm TV Radio Company Ural Inform TV Limited Liability Company	Chairperson of the Auditing Committee
2003	2005	Digital Network and Telecommunication Systems Closed Joint-Stock Company	Member of the Auditing Committee
2003	2005	Narodny Telefon Saratov (Saratov People's Telephone) Closed Joint-Stock Company	Member of the Auditing Committee
2003	2005	V.I. Kuzminov Stavtelecom Open Joint-Stock Company	Chairperson of the Auditing Committee
2004	2005	CMTO Closed Joint-Stock Company	Chairperson of the Auditing Committee
2004	2005	Yugsvyazstroy Closed Joint-Stock Company	Chairperson of the Auditing Committee
2006	now	Open Joint-Stock Company North-West Telecom	Member of the Auditing Committee
2006	now	Tsentrtelecom Open Joint-Stock Company	Member of the Auditing Committee
2006	now	Rostelegraph Closed Joint-Stock Company	Member of the Auditing Committee
2006	now	Nizhny Novgorod Teleservice Limited Liability Company	Member of the Auditing Committee
2006	now	Permtelecom Limited Liability Company	Member of the Auditing Committee
2006	now	Russian Telecommunication Network Open Joint-Stock Company	Member of the Auditing Committee

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Sergey Ninelevich Kosarev***
Year of birth: ***1961***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1986	2005	Electrosvyaz of Tula Oblast Open Joint-Stock Company TsentrTelecom Open Joint-Stock Company	Engineer, Shop Superintendent, Programmer, Electronics Engineer, Manager of Tula Telephone and Telegraph Service
2005	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Deputy Director of Telecommunications Department
2005	now	Open Joint-Stock Company North-West Telecom	member of the Auditing Committee

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Nataliya Petrovna Utina***
Year of birth: ***1961***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1999	2001	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Chief Specialist of the Investment Modelling Division of the Investment Management Department
2003	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Manager of the Division of Investment Projects Economics of the Department of Economic Planning and Budgeting
2000	2002	Open Joint-Stock Company Electrosvyaz of Orenburg Oblast	member of the Board of Directors
2001	2002	Open Joint-Stock Company Electrosvyaz of Kurgan Oblast	member of the Board of Directors
2003	now	Dalsvyaz Open Joint-Stock Company	member of the Management Board
2004	2005	Open Joint-Stock Company - Southern Telecommunication Company	member of the Auditing Committee
2003	now	Open Joint-Stock Company North-West Telecom	member of the Auditing Committee

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Ivan Vladimirovich Topol***

Year of birth: ***1981***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Accounting Monitoring and Audit Limited Liability Company	Accountant
2001	2002	Representative Office of Lukoil Overseas Service Ltd.	2nd category Accountant
2004	now	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	Deputy Manager of the Methodology Division of the Accounting Department
2005	2006	Dagsvyazinform Open Joint-Stock Company	Chairperson of the Auditing Committee
2005	2006	TverTelecom Limited Liability Company	Member of the Auditing Committee
2005	2006	Nizhny Novgorod Teleservice Limited Liability Company	Member of the Auditing Committee
2006	now	Open Joint-Stock Company North-West Telecom	member of the Auditing Committee
2006	now	Tsetrtelecom Limited Liability Company	Member of the Auditing Committee
2006	now	Tatincom-T Open Joint-Stock Company	Member of the Auditing Committee

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Personal composition of Internal Audit Department:

Full name: ***Alexandr Nikolayevich Levashev***

Year of birth: ***1972***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Budimir Limited Liability Company	Consultant
2001	2002	Lensvyaz Open Joint-Stock Company	Leading Accountant
2002	2002	Lensvyaz Open Joint-Stock Company	Deputy Chief Accountant
2002	2005	Open Joint-Stock Company North-West Telecom	Manager of the Internal Audit Division
2005	now	Open Joint-Stock Company North-West Telecom	Director of the Internal Audit Department

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Larisa Alexandrovna Smirnova***

Year of birth: ***1975***

Education:

higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1999	2002	Financial Control Department of the RF Ministry of Finance for the Kingisepp District and Ivan Gorod	Treasurer
2002	2002	Lensvyaz Open Joint-Stock Company	Economist of the Zapadny ("Western") branch
2002	2002	Lensvyaz Open Joint-Stock Company	1st Category Economist of the Treasury
2002	2003	Lensvyaz Open Joint-Stock Company	1st Category Economist of the Treasury
2003	2003	Open Joint-Stock Company North-West Telecom	1st Category Specialist of the Internal Audit Division
2003	now	Open Joint-Stock Company North-West Telecom	Chief Specialist of the Internal Audit Division

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Tatiana Arkadyevna Romanova***
Year of birth: ***1955***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1996	2001	St. Petersburg Long-Distance International Telephone Open Joint-Stock Company	Leading Specialist of the Planning and Forecasting Department
2001	2004	Open Joint-Stock Company North-West Telecom, the Petersburg Telephone Network Branch	Deputy Chief Accountant of the Main Long-Distance International Telephone Telegraph Centre
2004	now	Open Joint-Stock Company North-West Telecom	Leading Specialist of the Internal Audit Department

Person's share in the Issuer's authorized capital, %: ***0.000018***
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Maxim Vladimirovich Rosslel***
Year of birth: ***1977***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
2000	2001	Primorsky Bank of the Savings Bank of Russia	Inspector, Cashier Inspector of the Operations Department of Chukotsky Division No. 8557
2001	2004	Board of the Federal Treasury for Chukotka Autonomous District	1st category Specialist of the Federal Budget and Off-budget Funds Income Analysis and Forecasting Department
2004	2004	Inter-District Inspectorate of the Ministry of Taxes and Fees of Russia No. 14 for St. Petersburg	Deputy Manager of the Accounting, Reporting and Analysis Department
2004	now	Open Joint-Stock Company North-West Telecom	Specialist of the Internal Audit Department

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Nabilla Zarifovich Yalyshev***
Year of birth: ***1950***

Education:
higher
All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions

Starting date	Expiry date	Organization	Position
1997	2005	Open Joint-Stock Company North-West Telecom, the Petersburg Telephone Network branch (the former Petersburg Telephone Network Open Joint-Stock Company)	Manager of the Control and Auditing Department of the Main Board
2005	2005	Open Joint-Stock Company North-West Telecom, the Petersburg Telephone Network Branch	Manager of the Internal Control Service of the Directorate
2005	now	Open Joint-Stock Company North-West Telecom	Manager of the Internal Audit Department

Person's share in the Issuer's authorized capital, %: ***none***
Percentage of issuer's common stock held by the person: ***none***
Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***
Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:
The person has no such stakes
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

Full name: ***Alexandr Alexandrovich Lavrentyev***
Year of birth: ***1976***

Education:
higher

All positions occupied by this person in the issuer and other organizations for the recent 5 years and at the moment, including part-time positions:

Starting date	Expiry date	Organization	Position
1999	2001	Panorama Association Limited Liability Company	Chief Accountant
1999	2001	US-Textile Limited Liability Company	Chief Accountant (on the part-time basis)
1999	2001	Agroimpex Limited Liability Company	Chief Accountant (on the part-time basis)

2001	2003	Koruna Advertising Agency Limited Liability Company	Economist, Chief Accountant
2003	2006	Open Joint-Stock Company North-West Telecom	Chief Specialist of the Economic Analysis Department
2006	now	Open Joint-Stock Company North-West Telecom	Chief Specialist of the Internal Audit Division

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Number of issuer's shares of each category (type), that may be acquired by the person as a result of exercising the rights granted by the issuer's options held by it: ***the Issuer has not issued any options***

Stakes of the person in the authorized capital (unit investment fund) of the issuer's subsidiaries and affiliates:

The person has no such stakes

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:

There is no such kinship

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer

The aggregate amount of remuneration paid to the members of the body of control over the financial and economic activities of the issuer (Auditing Committee) for the Year 2005:

Wages (roubles): ***2 442 975.00***

Bonuses (roubles): ***2 117 649.00***

Commission (roubles): ***4 046 591.00***

Privileges and/or expenses reimbursement (roubles): ***149 374.00***

Other property compensations (roubles): ***0***

Total (roubles): ***8 756 589.00***

Data on existing agreements in respect of such payments in the current fiscal year:

In accordance with the provisions on the Auditing Committee of the Company, in the period of discharging their duties, members of the Auditing Committee receives a quarterly remuneration of 150,000 roubles.

The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.

For the quarter, in which re-election of the Auditing Committee or withdrawal of some members from the Auditing Committee according to the procedure provided for by clause 8 of the Provisions take place, the remuneration shall be paid to a member of the Auditing Committee in proportion to the time of his/her work in the quarter.

The total amount of remuneration paid to other bodies of the Issuer for control over its financial and economic activities (Internal Audit Department) for the year 2005:

Wages (roubles): ***1 642 250.00***

Bonuses (roubles): ***786 976.00***

Commission (roubles): ***0***

Privileges and/or expenses reimbursement (roubles): ***817 193.00***

Other property compensations (roubles): ***0***

Total (roubles): ***3 246 419.00***

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Index	2nd quarter
Average official number of employees, persons	26 732
Percentage of Issuer's employees with higher professional education	27,6.
Amount of cash, allocated for wages, roubles	1 421 759 900
Amount of cash, allocated for social security, roubles	58 457 900
Total amount of cash spent, roubles	1 480 217 800

There are no employees seriously influencing the Issuer's business (key employees).

A trade union operates in the Company

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of issuer's workers' (employees') participation in its authorized capital (unit investment fund), including Issuer's options.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer

6.1. Data on the issuer's total number of shareholders (participants)

Issuer's total number of participants as of the date of the end of the quarter under report: ***32 586***

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: ***32 586***

Total number of nominal holders of issuer's shares: ***27***

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Shareholders (participants) of the Issuer, holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock:

6.2.1. Full official name: Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company

Abbreviated official name: ***OJSC Svyazinvest.***

Location: ***55, ul. Plyushchikha, building 2, Moscow, Russia, 119121***

Tax-payer's identification No.: ***7710158355***

Person's share in the Issuer's authorized capital, %: ***39.528***

Percentage of issuer's common stock held by the person: ***50.761***

Shareholders (participants) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:

Full official name: ***MUSTCOM LIMITED***

Abbreviated official name: ***MUSTCOM LIMITED***

Location: ***Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***

Tax-payer's identification No. (INN): ***none***

Percentage of the party in the authorized capital of the Issuer's shareholder (participant): ***25 + 1 shares***

Percentage of the Issuer's shareholder's (participant's) common shares held by this party: ***25 + 1 shares***

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

Full official name: ***The Russian Federation represented by the Federal Agency for Federal Property Management***

Abbreviated official name: ***The Russian Federation represented by the Federal Agency for Federal Property Management***

Location: ***9, Nikolsky per., Moscow, 103685***

Tax-payer's identification No. (INN): ***7710144747***

Percentage of the party in the authorized capital of the Issuer's shareholder (participant): ***75***

Percentage of the Issuer's shareholder's (participant's) common shares held by this party: ***75 – 1 shares***

Person's share in the Issuer's authorized capital, %: ***3.337***

Percentage of issuer's common stock held by the person: ***4.825***

6.2.2. Full official name: Brunswick UBS Closed Joint-Stock Company

Abbreviated official name: ***Brunswick UBS Nominees CJSC***

Location: ***d.2, str. 2, Paveletskaya square, Moscow, 115054***

Tax-payer's identification No. (INN): ***7711080038***

Person's share in the Issuer's authorized capital, %: ***12.707 (nominal holder)***

Percentage of issuer's common stock held by the person: ***13.553% (nominal holder)***

Shareholders (participants) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:

Full official name: ***Brunswick Warburg (Russia) Ltd.***

Abbreviated official name: ***Brunswick Warburg (Russia) Ltd.***

Location: ***The issuer has no data***

Tax-payer's identification No. (INN):

Percentage of the party in the authorized capital of the Issuer's shareholder (participant): ***100***

Person's share in the Issuer's authorized capital, %: ***none***

Percentage of issuer's common stock held by the person: ***none***

6.2.3. Full official name: Depository Clearing Company - Closed Joint-Stock Company

Abbreviated official name: ***DCC CJSC***

Location: ***d. 31, str. B, ul. Shabolovka, Moscow, 115162***

Tax-payer's identification No. (INN): ***7710021150***

No. of the license of a professional participant of the securities market: ***177-06236-000100***

Date of issue: ***09.10.2002***

Validity period: ***without time-limit***

Authority issuing the license: ***the Federal Service for Financial Markets***

Person's share in the Issuer's authorized capital, %:***11.182 (nominal holder)***

Percentage of issuer's common stock held by the person: ***7.139 (nominal holder)***

Shareholders (participants) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:

The issuer has no data

6.2.4. Full official name: ING-BANK (Eurasia) Closed Joint-Stock Company

Abbreviated official name: ***ING Bank (Eurasia) CJSC***

Location: ***36, ul. Krasnoproletarskaya, Moscow, 127473***

Tax-payer's identification No. (INN): ***7712014310***

No. of the license of a professional participant of the securities market: ***177-03728-000100***

Date of issue: ***07.12.2000***

Validity period: ***without time-limit***

Authority issuing the license: ***The Federal Commission for Securities Market***

Person's share in the Issuer's authorized capital, %: ***11.481 (nominal holder)***

Percentage of issuer's common stock held by the person: ***10.073 (nominal holder)***

Shareholders (participants) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:

The issuer has no data

6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal entity) in the Issuer's authorized capital and special rights:

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Federal Agency for Federal Property Management***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***9, Nikolsky pereulok, Moscow, 103685***

Percentage of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***3.337%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The State Regional Institution "Property Fund of Novgorod Oblast"***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***office 161, pl. Sofiyskaya, Veliky Novgorod, Novgorod Oblast, 173005***

Percentage of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00008%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda Oblast represented by the Department of Proprietary Relations of Vologda Oblast***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda city***
Percentage of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00001%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Property Management Agency of the Republic of Komi***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The city of Syktyvkar***
Percentage of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00022%***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):
no such special right is provided for

The share of the Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company" (19/21, 5-ya ul. Yamskogo Polya, Moscow, 125124) in the Issuer's authorized capital is 0.003%

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

If any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder are established by the Articles of Association of the issuer, which is a joint-stock company, then such restrictions must be listed: ***no such restrictions have been provided for by the Articles of Association of the issuer.***

If any restrictions of the share of foreign parties' participation in the authorized capital of the issuer have been established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation, then such restrictions must be listed or it must be stated that there are no such restrictions: ***there are no such restrictions***

Other restrictions related to participation in the authorized capital (unit investment fund) of the issuer: ***there are no other restrictions***

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Compositions of the issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock as determined as of the date of the list of parties entitled to participation in each general meeting of the shareholders (participants) of the issuer, held for the 5 recent completed fiscal years preceding the date of the end of the quarter under report.

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***02.04.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***01.10.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***08.05.2002.***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***5.424***

Percentage of issuer's common stock held by the said party (%): *6.737*

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***16.12.2002***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%):***The issuer has no data***
Percentage of issuer's common stock held by the said party (%): *7.906*

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***4.756***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***05.05.2003***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***6.633***
Percentage of issuer's common stock held by the said party (%): ***6.298***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***27.02.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***4.13***
Percentage of issuer's common stock held by the said party (%): ***5.6***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***14.05.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***19.07.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***21.07.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***10.05.2005***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.528***
Percentage of issuer's common stock held by the said party (%): ***50.761***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***12.05.2006***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.528***
Percentage of issuer's common stock held by the said party (%): ***50.761***

Full official name: ***JP MORGAN CHASE BANK N.A.***

Abbreviated official name: *JP MORGAN CHASE BANK N.A.*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *5.549*
Percentage of issuer's common stock held by the said party (%): *7.126*

6.6. Data on related-party transactions made by the issuer

Total amount of effected related-party transactions approved by each management body of the issuer, based on the results of the last quarter under report:

Total value of the said transactions in roubles: ***484 650 815.35***

Transactions (groups of interrelated transactions) with the price of 5 and more per cent of the book value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date before the transaction effected by the Issuer for the last reporting quarter

Total value of related-party transactions effected by the Issuer for the last reporting quarter, in roubles: ***there have been no such transactions in the period under report***

Party-related transactions (groups of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Total amount of accounts receivable of the Issuer

	Period under report
Total amount of accounts receivable, roubles	2 532 359 174
Allowance for doubtful debts, roubles	666 896 884
Total accounts receivable**, roubles	3 199 256 058

Structure of Issuer's accounts receivable *

Type of accounts receivable	Period in which the debt arises				
	from 0 to 45 days	from 45 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Accounts receivable (line 230), including:					
buyers and customers, roubles	3 125 492	0	0	0	6 470 524
advances distributed, roubles	0	0	0	0	0
other receivables, roubles	33 771 707	256 336	306 014	306 014	13 044 780
Total, roubles:	**36 897 199**	**256 336**	**306 014**	**306 014**	**19 515 304**
Accounts receivable (line 240), including:					
overdue, roubles	283 539 197	56 705 859	60 159 967	60 696 852	362 200 763
buyers and customers, roubles (except for the overdue accounts receivable)	1 324 792 067	0	0	482 237	0
advances distributed, roubles	84 051 844	8 760 386	359 950	2 321 989	1 203 553
other receivables, roubles	222 394 859	1 475 759	1 242 757	2 092 013	2 598 255
Total, roubles:	**1 914 777 967**	**66 942 004**	**61 762 674**	**65 593 091**	**366 002 571**

** The structure of accounts receivable is presented taking into account the doubtful debt reserve (line 606 of form No. 3).*
*** - The Issuer keeps records of accounts receivable with the maturity period up to 45 days and from 45 to 90 days, in which connection, no correct breakdown of the accounts receivable with the maturity period up to 30 days and from 30 to 60 days can be presented.*
- The Issuer keeps records of accounts receivable according to the time when they arise, therefore no correct data of accounts receivable records according to the maturity periods can be presented.

Debtors owing at least 10 per cent of the total amount of the accounts receivable for the said period under report: *none*

VII. Issuer's Accounts and Reports and Other Financial Information

7.1. Issuer's Annual Accounts and Reports

Not stated in this reporting quarter

7.2. Issuer's quarterly accounts and reports for the last completed quarter under report

Period under report
Year: 2006
Quarter: 2nd quarter
Date: 28.07.2006
Unit of measurement: ***RUR thousand***
Form: ***Order No. 67n dated 22.07.03***
Balance Sheet

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
I. NON-CIRCULATING ASSETS Intangible assets	110	68	64
Fixed Assets	120	21 983 239	22 400 081
Capital investments	130	764 066	1 114 569
Profitable investment in stocks of materials and capital equipment	135		
Long-term financial investments	**140**	225 553	224 116
including: investment in subsidiaries	141	150 817	150 817
investment in associate companies	142	32 839	32 839
Investment in other companies	143	41 720	40 290
other long-term finance investment	144	177	170
Deferred tax assets	145	215 805	207 489
Other non-circulating assets	150	2 055 330	2 404 519
Total for section I	**190**	25 244 061	26 350 838
II. CURRENT ASSETS Stocks	**210**	426 616	543 786
including: raw materials, components and other similar values	211	301 183	341 263
expenditures in work-in-process (turnover costs)	213	442	28
finished products and goods for resale	214	8 466	13 915
shipped goods	215		
deferred expenses	216	116 525	188 580
other stock and expenses	217		
Value added tax on acquired values	220	1 046 166	615 239

Accounts receivable (payments of which are expected in over 12 months after the reporting date)	**230**	56 561	57 281
including: buyers and customers	231	8 250	9 596
advances distributed	232		
other debtors	233	48 311	47 685
Accounts receivable (payments of which are expected within 12 months after the reporting date)	**240**	1 588 881	1 808 182
including: buyers and customers	241	1 183 826	1 325 274
advances distributed	242	79 183	96 698
other debtors	243	325 872	386 210
Short-term financial investments	250	1 045 094	691 507
Monetary funds	260	144 699	452 726
Other current assets	270	2 109	22 279
Total for section II	**290**	4 310 126	4 191 000
BALANCE (sum of lines 190 + 290)	**300**	29 554 187	30 541 838

LIABILITIES	Line code	As of the beginning of the period under report	As of the end of the period under report
III. CAPITAL AND RESERVES Authorized capital	410	1 131 415	1 131 415
Additional capital	420	8 075 451	8 030 233
Capital reserves	430	56 571	56 571
Own shares purchased from shareholders	440		
Retained profit (uncovered loss) of previous years	460	6 847 607	6 494 552
Retained profit (uncovered loss) of the year under report	470	X	1 348 834
Total for section III	**490**	16 111 044	17 061 605
IV. LONG-TERM LIABILITIES Credits and loans	**510**	8 138 281	6 824 215
including: credits	511	3 908 189	3 045 224
loans	512	4 230 092	3 778 991
Deferred tax liabilities	515	626 024	797 707
Other long-term liabilities	520	506 678	346 078
Total for section IV	**590**	9 270 983	7 968 000
V. SHORT-TERM LIABILITIES Credits and loans	**610**	1 064 050	1 873 237
including: credits	611	532 685	899 754
loans	612	531 365	973 483

Accounts payable,	**620**	2 384 145	2 827 463
including: suppliers and contractors	621	1 149 001	940 706
advances received	622	338 286	423 367
wage arrears	623	96 319	299 539
indebtedness to state off-budget funds	624	95 297	109 449
debt in respect of taxes and fees	625	244 479	282 223
other creditors	626	460 763	772 179
Indebtedness to participants (promoters) in respect of income payment	630	14 081	410 581
Deferred income	640	74 423	89 145
Reserves for forthcoming costs	650	635 461	311 807
Other short-term liabilities	660		
Total for section V	**690**	4 172 160	5 512 233
BALANCE (sum of lines 490 + 590 + 690)	**700**	29 554 187	30 541 838

Availability statement on valuables recorded on off-balance accounts

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
Leased fixed assets	901	847 905	853 911
including those under leasing	911	184 047	181 520
Inventories accepted for custody	902	21 747	23 382
Goods accepted for commission	903	10 268	9 531
Insolvent debtors' indebtedness written-off to loss	904	634 713	686 454
Received liability and payment collaterals	905	21 473	21 086
Issued liability and payment collaterals	906	3 377 337	3 543 708
Wear of residential fund	907	6 771	6 185
Wear of external improvements and other similar facilities	908	3 231	2 616
Funds for payment for communication services	909	110 251	130 131

Statement on the net assets value

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
Net assets	1000	16 185 467	17 150 750

Profits and Losses Report

Index	Line code	For the period under report	For the same period of the previous year
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works and services (less the VAT, excise taxes and similar obligatory fees)	010	9 693 182	9 831 016
including those from the sales of: communication services	011	8 913 092	9 553 688
Prime cost of sold goods, products, works and services	020	(6 929 505)	(7 478 502)
including: communication services	021	(6 521 215)	(7 361 352)
Profit (loss) from sales (lines 010 -020)	**050**	2 763 677	2 352 514
II. OPERATING INCOME AND EXPENSES Interest receivable	060	40 932	50 325
Interest payable	070	(356 983)	(316 587)
Income from participation in other organizations	080	5 670	3 372
Other operating income	090	54 139	121 548
Other operating expenses	100	(526 417)	(370 709)
III. NON-OPERATING INCOME AND EXPENSES Non-operating income	120	192 381	84 375
Non-operating expenses	130	(281 696)	(257 357)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	**140**	1 891 703	1 667 481
Expenses for the profit tax (lines -151+/-152+/-153) including:	**150**	(545 000)	(511 096)
deferred tax liabilities	151	(171 712)	(23 813)
deferred tax assets	152	(8 316)	(133 327)
Current profit tax	153	(364 972)	(353 956)
Profit (loss) from normal activities (lines 140 - 150)	**160**	1 346 703	1 156 385
IV. EXTRAORDINARY INCOME AND EXPENSES Extraordinary income	170	2 790	795
Extraordinary expenses	180	(659)	(734)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)	**190**	1 348 834	1 156 446
FOR REFERENCE Contingent expenses /income for the profit tax	201	(454 520)	(395 671)
Fixed tax liabilities	202	(98 928)	(115 933)
Fixed tax assets	203	8 448	508

Index	Line code	For the period under report	For the same period of the previous year
1	2a	3	4
Base profit (loss) per share	301	X	X
Watered profit (loss) per share	302	X	X

** To be filled in the annual accounting reports*

Explanation of profit and loss items

Index	Line code	For the period under report		For the same period of the previous year	
		profit	loss	profit	loss
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court's awards on recovery have been received	401	18 088	(589)	17 867	(1 385)
Profit (loss) of previous years	402	89 036	(46 175)	23 524	(49 434)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	403	857	(1 263)	860	(555)
Exchange rate differences of foreign currency transactions	404	50 256	45 375	20 140	(3 164)
Deductions for estimate reserves	405	344 504	(476 543)	46 459	
Writing off accounts receivable and payable	406	557	(3 259)	3 248	(8 943)

7.3. Summary accounts and reports of the Issuer for the last completed fiscal year

a) Summary (consolidated) financial statements for the year 2005 prepared in compliance with the requirements of the RF legislation: ***none***

The duty of an organization to make up summary accounts and reports is established by clause 91 of the Order of the Ministry of Finance of RF No. 34n "On Approving the Provisions on Book-Keeping and Reporting in the Russian Federation" of 29.07.98.

Meanwhile, no procedure for making up summary (consolidated) reports has been established by the Ministry of Finance of the Russian Federation by today. The only document related to making up such reports is the Order of the Ministry of Finance No. 112 of 30th December 1996 "On Methodological Recommendations for Making up and Presenting Summary Accounting Statements". However, this document does not establish the procedure, it just sets forth general approaches towards making up the summary accounts and reports. There are no explanations or instructions in respect of applying that order.

At the same time, according to clause 8 of the Order, a Group may abstain from making up summary accounts according to the rules provided for by the standard acts and methodological instructions on book-keeping of the Ministry of Finance of the Russian Federation, if the following conditions are simultaneously observed:

- ***the summary accounts have been made up on the basis of the International Accounting Standards (IAS) prepared by the International Accounting Standards Committee;***
- ***the Group must ensure reliability of the summary accounts made up on the basis of IAS;***

the explanatory note to the summary accounts contains the list of applied accounting requirements, discloses the book-keeping methods, including evaluations differing from the rules provided for by the standard acts and methodological

instructions on accounting of the Ministry of Finance of the Russian Federation.

b) Summary (consolidated) financial statements prepared in compliance with the International Accounting Standards (IAS):

In compliance with the Order of the RF Ministry of Finance No. 112 of 30th December 1996 "On Methodological Recommendations for Making up and Presenting Summary Accounting Statements" (with amendments of 12th May 1999), summary (consolidated) financial statements of a company and its subsidiaries and affiliates are not made up, if data on a subsidiary (affiliate) do not essentially influence the picture of the financial standing and financial results of the activities of the Group (clause 1.6 of the said Recommendations).

Consolidated financial statements

Year 2005

Date: 07.07.2006

Unit of measurement: ***RUR thousand***

Report of independent auditors

To the shareholders and the Board of Directors of OJSC North-West Telecom

We have audited the accompanying consolidated balance sheet of OAO North-West Telecom and its subsidiaries (hereinafter referred to as the "Company") as of December 31, 2005, and the related consolidated statements of profits and losses, capital changes and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit includes examining, on a sampling basis, the data for confirming the amounts and disclosures in the financial statements and notes to them. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

Ernst & Young LLC

Signature from the original

7th July 2006

	Note	2005	2004, As restated (see *Note 2*)
ASSETS			
Non-current assets			
Fixed assets, net	6	**26 642 873**	24 346 322
Intangible assets and goodwill, net	7	**1 832 433**	1 445 758
Financial investments in associated companies	9	**94 655**	85 046
Long-term financial investments	10	**7 796 831**	5 585 932
Long-term accounts receivable and other financial assets	11	**33 614**	37 139
Long-term issued advances	12	**389 085**	313 351
Total non-current assets		**36 789 491**	31 813 548
Current assets			
INVENTORY HOLDINGS	13	300 092	322 901
Accounts receivable, net	14	**1 181 806**	1 173 279
Short-term financial investments	10	**1 042 626**	7 366
Other current assets	15	**1 416 764**	1 446 926
Cash and cash equivalents	16	**152 091**	253 389
Total current assets		**4 093 379**	3 203 861
TOTAL ASSETS		**40 882 870**	35 017 409
EQUITY CAPITAL AND LIABILITIES			
Own capital			
Preferred stock	18	**621 739**	621 739
Common stock	18	**2 233 765**	2 233 765
Treasury stock	18	**(56 681)**	(60 822)
Book profit from financial investment available for sale		**5 432 956**	3 745 996
Additional capital, retained earnings and other reserves		**15 435 911**	14 357 581
Total equity related to shareholders of the group's parent company		**23 667 690**	20 898 259
Minority interest		**8 515**	18 915
Total equity		**23 676 205**	**20 917 174**
Long-term liabilities			
Long-term credits and loans	19	**8 177 438**	3 180 399
Finance lease long-term liabilities	20	**302 121**	485 426
Liabilities related to pension provision and other long-term payments	23	**1 301 953**	1 228 640
Deferred income		**304 857**	350 126
Deferred profit tax liability	27	**3 072 518**	2 841 904
Other long-term liabilities		-	285
Total long-term liabilities		**13 158 887**	8 086 780
Current liabilities			
Accounts payable, accrued liabilities and received advances	21	**1 614 461**	2 059 483
Accounts payable to OJSC Rostelecom	33	**146 282**	159 245
Taxes payable	22	**694 236**	964 813
Dividends payable		**15 936**	18 278
Short-term credits and loans	19	**595 678**	140 595
Share of long-term credits and loans to be repaid within the year	19	**791 969**	2 465 835
Current portion of obligations under finance leases	20	**189 216**	205 206
Total current liabilities		**4 047 778**	6 013 455
Total liabilities		**17 206 665**	14 100 235
TOTAL EQUITY AND LIABILITIES		**40 882 870**	35 017 409

	Note	2005	2004, As restated (see *Note 2*)
Income	24	**20 541 914**	15 455 129
Wages, other pays and social deductions		**(7 323 084)**	(5 499 005)
Reduction of the value of fixed assets, construction-in-progress sites and intangible assets	7	**(16 559)**	-
Wear and depreciation	6,7	**(3 024 865)**	(2 576 583)
Materials, repairs and maintenance, utilities		**(2 052 030)**	(1 431 405)
Taxes other than income tax		**(435 969)**	(346 152)
Communication operators charges – international and Russian companies		**(3 541 880)**	(2 911 127)
Restored expenses (expenses) for doubtful debt provision	14	**362 428**	(361 557)
Loss on disposals of property, plant and equipment		**(134 520)**	(125 981)
Expenses for security and fire-safety		**(305 774)**	(184 682)
Lease of premises and other property		**(225 354)**	(140 181)
Insurance		**(124 611)**	(131 936)
Transportation costs		**(119 660)**	(106 307)
Services of professional consultants		**(120 373)**	(102 356)

Other operating expenses, net	25	(893 034)	(723 317)
Total operating expenses		(17 955 285)	(14 640 589)
Operating profit		2 586 629	814 540
Profit (loss) from participation in associates, net	9	9 673	3 710
Interest expenses, net	26	(595 154)	(325 797)
Profit from recognizing negative goodwill	5	-	521 068
Profit (loss) from withdrawal of subsidiaries and associated companies and other financial investment		(4 520)	31 643
Foreign exchange gain (loss), net		(7 960)	21 313
Profit before taxes		1 988 668	1 066 477
Profit tax	27	(577 801)	(393 977)
Net profit		1 410 867	672 500
Profit (loss) related to shareholders of the parent company		1 411 648	668 803
Profit (loss) related to minority shareholders of subsidiaries		(781)	3 697
Base and watered profit per share	28	1,25	0,68

	Note	2005	2004, As restated, (*see Note 2*)
Cash flows from operating activities			
Profit before taxes		1 988 668	1 066 477
Adjustments to reconcile profit (loss) with cash provided by operating activities			
Foreign exchange gain (loss), net		7 960	(21 313)
Wear and depreciation	6,7	3 024 865	2 576 583
Loss from withdrawal of fixed assets and other assets		134 520	125 981
Profit from interest in associated companies	9	(9 673)	(3 710)
Interest expenses, net	26	595 154	325 797
(Profit) loss from withdrawal of subsidiaries and associated companies and other financial investment		4 520	(31 643)
Profit from writing off the penalty for delay of payment to Vnesheconombank		-	(115 103)
Expenses (restored expenses) for doubtful debt provision	14	(362 428)	361 557
Decrease of the value of intangible assets	7	16 559	-
Profit from recognizing negative goodwill	5	-	(521 068)
Other non-monetary items		(12 302)	(17 529)
Operating profit before working capital change		5 387 843	3 746 029
Decrease (increase) in accounts receivable		355 920	(330 757)
Decrease (increase) in other current assets		118 876	(354 894)
Decrease (increase) in inventory holdings		24 784	(22 420)
Increase (decrease) in accounts payable and accrued liabilities		117 656	311 898
Increase (decrease) in taxes and social contributions payable, except for the profit tax		(115 759)	39 065
Increase (decrease) in pension provision liabilities	23	73 313	286 383
Cash from operating activities		5 962 633	3 675 304
Interest paid		(866 629)	(613 465)
Profit tax paid		(1 061 421)	(638 918)

Net cash provided by operating activities		4 034 583	2 422 921
Cash flow from investment activities			
Acquisition of property, plant and equipment and sites of construction in progress		(5 717 015)	(3 874 837)
Acquisition of intangible assets		(244 267)	(130 352)
Acquisition and introduction of Oracle EBS software		(207 849)	(116 126)
Acquisition and introduction of Amdocs Billing Suite software		(200 208)	-
Acquisition of subsidiaries and the stake of the minority less received cash		(73 357)	131 673
Sale of subsidiaries		-	2 892
Acquisition of financial investments and other financial assets		(1 038 062)	(7 609)
Sale of financial investments and other financial assets		37 878	-
Proceeds from sale of fixed assets		54 672	447 541
Issued loans		(14 048)	(3 537)
Proceeds from repayment of issued loans		11 781	10 024
Interest received		96 234	18 805
Dividend received		456	1 731
Net cash used in investing activities		(7 293 785)	(3 519 795)

	Note	2005	2004, As restated (see *Note 2*)
Cash flow from financing activities			
Proceeds from stock issue (from sale of redeemed own stock)		22 355	9 315
Purchase of own stock		(12 114)	(7 044)
Proceeds from credits and loans		12 206 305	6 303 158
Repayment of credits and loans		(10 883 919)	(4 469 317)
Proceeds from bond issue		3 061 627	789 603
Retirement of bonds		(61 627)	(300 000)
Repayment of finance lease obligations		(206 638)	(318 732)
Repayment of obligations under credits of equipment suppliers		(187 138)	(740 042)
Payment of bills issued for the acquisition of Amdocs Billing Suite software		(443 348)	-
Proceeds from bills issue		-	437 777
Payment of bills		-	(429 517)
Receipt (repayment) of other long-term liabilities		(176)	(2 761)
Dividend paid		(337 922)	(204 615)
Net cash used in financing activities		3 157 405	1 067 825
Effect of currency exchange rate fluctuations on cash and cash equivalents		499	-
Decrease in cash and cash equivalents		(101 298)	(29 049)
Cash and cash equivalents at the beginning of the period under report		253 389	282 438
Cash and cash equivalents at the end of the period under report		152 091	253 389

		Capital related to shareholders of the parent company										
		Authorized capital										
	Note	Preferred shares	Common shares	Redeemed own shares	Retained profit (not restated)	Adjust-ments	Retained profit (restated)	Additional capital	Book profit from financial investment available for sale	Total	Minority interest	Total capital
Balance as of December 31, 2003	**2**	**573 392**	**2 088 637**	**(8 998)**	**10 464 217**	**861 376**	**11 325 593**	-	**3 164 384**	**17 143 008**	**11 730**	**17 154 738**
Profit for the period under report		-	-	-	705 318	(36 515)	668 803	-	-	668 803	3 697	672 500
Dividends to shareholders of the parent company		-	-	-	(133 203)	-	(133 203)	-	-	(133 203)	-	(133 203)
Acquisition of own shares		-	-	(7 044)	-	-	-	-	-	(7 044)	-	(7 044)
Acquisition of own shares as a result of companies merger		-	-	(47 066)	-	-	-	-	-	(47 066)	-	(47 066)
Sale of redeemed own shares		-	-	2 286	-	-	-	7 029	-	9 315	-	9 315
Issue of shares for acquisition of companies		48 347	145 128	-	-	-	-	2 489 359	-	2 682 834	-	2 682 834
Book profit from financial investment		-	-	-	-	-	-	-	581 612	581 612	-	581 612

available for sale												
Stake of minority in acquired subsidiaries		-	-	-	-	-	-	-	-	-	4 753	4 753
Withdrawal of the stake of the the minority as a result of subsidiaries withdrawal		-	-	-	-	-	-	-	-	-	(1 265)	(1 265)
Balance as of December 31, 2004	**2**	**621 739**	**2 233 765**	**(60 822)**	**11 036 332**	**824 861**	**11 861 193**	**2 496 388**	**3 745 996**	**20 898 259**	**18 915**	**20 917 174**
Balance as of December 31, 2004 (restated)	**2**	**621 739**	**2 233 765**	**(60 822)**	**11 861 193**	-	-	**2 496 388**	**3 745 996**	**20 898 259**	**18 915**	**20 917 174**
Profit for the period under report		-	-	-	1 411 648	-	-		-	1 411 648	(781)	1 410 867
Dividends to shareholders of the parent company	29	-	-	-	(335 581)	-	-	-	-	(335 581)	-	(335 581)
Acquisition of own shares as a result of companies merger		-	-	(12 114)	-	-	-	-	-	(12 114)	-	(12 114)
Sale of redeemed own shares		-	-	16 255	-	-	-	6 099	-	22 354	-	22 354
Book profit		-	-	-	-	-	-	-	1 686 960	1 686 960	-	1 686 960

from financial investment available for sale												
Acquisition of the stake of the minority in subsidiaries		-	-	-	(3 836)	-	-	-	-	(3 836)	(9 619)	(13 455)
Balance as of December 31, 2005		621 739	2 233 765	(56 681)	12 933 424	-	12 933 424	2 502 487	5 432 956	23 667 690	8 515	23 676 205

1. *General*

Authorization of Accounts

The consolidated financial statements of OAO "North-West Telecom" and its subsidiaries (the "Company") for the year ended December 31, 2005 were authorized for issue by the General Director and Chief Accountant's order of July 7, 2006.

Company

OAO "North-West Telecom" is an open joint stock company incorporated in compliance with the legislation of the Russian Federation.

Official address of the Company: 14/26, ul. Gorokhovaya, St. Petersburg, Russia.

The Company provides telephone communication services (including intra-city, long-distance and international communication services), telegraph, data transmission, leasing of communication and radio communication lines in the territory of the Northwestern Federal District of the Russian Federation.

The state-owned holding company OJSC "Svyazinvest" owned 50.8% of the Company's voting stock as of December 31, 2005.

Information on the key subsidiaries is disclosed in Note 8. All subsidiaries have been incorporated in compliance with the legislation of the Russian Federation, unless stated otherwise.

Presenting financial statements

Financial statements of OJSC North-West Telecom and its subsidiaries and affiliates, on the basis of which these consolidated financial statements have been prepared, are made up on the basis of a single accounting policy.

Rouble of the Russian Federation is the functional currency and the currency of Company's statements presentation.

The consolidated financial statements of the Company are presented in thousand roubles of the Russian Federation.

Tariff Setting Procedures

Rates for international calls are set in compliance with the agreement of inter-network interaction between the Company and OJSC Rostelecom controlled by OJSC Svyazinvest.

For the Company on the whole, the rates for 2004 and 2005 were increased as follows:

Group of clients	*Rates for local calls, %*		*Rates for long-distance calls, %*	
	2005	*2004*	*2005*	*2004*
Residential customers	*18%*	*30%*	*-6%*	-
Organizations	*15%*	*1. 29%*	*2. -6%*	*3. -*

Starting from 1st January 2006, statutory legal acts to the Federal Law "On communication" are taking effect, introducing amendments to the rules of communication services provision and providing for a change of the license requirements for the Company (see Note 35).

2. *Basis of financial statements preparation*

Accounting principles

These consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRS):

These financial statements are made up on the basis of the data of accounting and reports, which are kept and made up in compliance with the accounting regulation system established by the legislation of the Russian Federation,

through an extra adjustment and regrouping of the accounting data needed for showing the financial standing, operation results and cash flows in compliance with the IFRS.

The financial statements have been prepared proceeding from an assumption that the Company will continue its normal economic activities in the foreseeable future, which implies a replacement of the assets value and extinction of liabilities according to the established procedure. No adjustment of the book value or asset items classification has been carried out in these financial statements for the purpose of showing them according to the actually replaced value, which would be necessary in case of impossibility to continue the normal operation of the Company or realization of its assets by the Company through a procedure not complying with the conditions of normal economic activities.

The Company started using IFRS as of 1st January 2003, applying the provisions of IFRS 1, First-time Adoption of International Financial Reporting. The Company has used the exception allowed by IFRS 1, which permits organizations to assess fixed assets as of the date of switching over to IFRS at fair value and to use such fair value as the actual value of fixed assets. Besides, the Company has used the exception allowed by IFRS 1, which permits organizations to recognze all actuary profits and losses as of the date of switching over to IFRS, even if it uses the "corridor" approach for the later of the dates, for which the reporting is presented.

Before 1st January 2003 the Russian Federation was a country with hyperinflationary economy. Respectively the Company used IAS 29: Financial Reporting in Hyperinflationary Economies, re-calculating non-monetary items of financial statements, including capital components (except for the fixed assets, whose fair value was used as the actual value as of the 1st January 2003), in the measurement units as of 1st January 2003 by applying the respective inflation indices to the initial value. In the periods that followed, the accounting was based on this obtained re-calculated value.

The applied accounting policy corresponds to the one that was used in the previous fiscal year, except for the fact that the Company has used new/revised standards obligatory for application in respect of annual periods starting from 1st January 2005 or after that date.

Changes in the accounting policy are accounted for by the use of the following new or revised standards:

- *IFRS 2 Share-based Payment;*
- *IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;*
- *IAS 1 (revised) Presentation of Financial Statements;*
- *IAS 2 (revised) Inventories;*
- *IAS 8 (revised) Accounting Policies, Changes in Accounting Estimates, and Errors;*
- *IAS 10 (revised) Events After the Balance Sheet Date;*
- *IAS 16 (revised) Property, Plant and Equipment;*
- *IAS 17 (revised) Leases;*
- *IAS 24 (revised) Related Party Disclosures;*
- *IAS 27 (revised) Consolidated and Separate Financial Statements;*
- *IAS 28 (revised) Investments in Associates;*
- *IAS 31 Interests In Joint Ventures;*
- *IAS 32 (revised) Financial Instruments: Disclosure and Presentation;*
- *IAS 33 (revised) Earnings Per Share;*
- *IAS 39 (revised) Financial Instruments: Recognition and Measurement.*

The key aspects of the influence of these changes in the accounting policies are dealt with below.

IAS 1 (revised) Presentation of Financial Statements and IAS 27 Consolidated and Separate Financial Statements

The stake of the minority in the net assets of Company's subsidiaries is shown within the capital separately from the capital corresponding to the shareholders of the parent company. The stake of the minority used to be shown in the Company's consolidated balance sheet separately from liabilities and capital.

IAS 39 (revised) Financial Instruments: Recognition and Measurement (revised in 2004)

Profits and losses from re-evaluation at fair value of the financial assets available for sale are shown as a separate component within the capital. A profit or loss from a financial asset available for sale is attributed directly to the capital (including reversal of losses from impairment in the value of equity instruments), being shown in the capital changes report, except for losses from impairment in the value and positive and negative currency exchange differences, till the moment of termination of recognition of the financial asset, when the accumulated profit or loss,

which had been shown within the capital, is attributed to profit or loss. However, interest calculated according to the effective interest rate method are recognized within profit or loss. Dividends on equity instruments available for sale are included in the profit or loss after establishing the right of the Company to get the payment.

Newly approved Standards and Interpretations of IFRS that have not taken effect yet

The Company did not use the following Standards and Interpretations of IFRS that have been issued, but have not taken effect yet:

- *IAS 19 (revised in 2004) Employee Benefits;*
- *IAS 39 (revised in 2005) Financial Instruments: Recognition and Measurement;*
- *IFRS 6 Exploration for and Evaluation of Mineral Assets;*
- *IFRS 7 Financial Instruments: Disclosures;*
- *Interpretation No. 4 of the IFRS Interpretations Committee: Determining the Presence of Lease Terms in an Agreement;*
- *Interpretation No. 5 of the IFRS Interpretations Committee: Rights to Shares Arising as a Result of Withdrawal of Assets from Operation, Funds for Reclamation and Restoration of the Environment.*

In the opinion of the Company, the use of the above standards will not essentially influence the financial reporting of the Company during their initial use.

Management Estimates

The preparation of financial statements requires Company management to make substantiated estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most significant estimates in these financial statements refer to estimating the value and useful life of fixed assets and intangible assets as set forth in Notes 6 and 7. To determine the impairment in the value of fixed assets, estimates referring, among other things, to the causes, priods and amounts of impairment are used. Impairment in the value depends on a number of factors, including changes of the competitive conditions, expectations of growth in the telecommunications industry, increase in the value of capital, changes in the possibility of attracting funding in the future, obsolescence of technologies, termination of services provision, current replacement value, and other changes in the circumstances, indicative of an impairment in the value. The values of the refundable amount and fair value are normally determined according to the method of discounted cash flows, which provides for using substantiated assumptions of market participants.

To reveal the signs if value impairment, to calculate future cash flows and to determine the fair value of assets (or groups of assets), the management must make essential judgements as to revealing and estimating the figures of value impairment, expected cash flows, applicable discount rates, useful life and depreciated cost.

Among other things, when cash flows making the basis of the value from the use of Company's fixed assets are calculated, the influence of new rules and regulations established in the light of the legislation reform and restructuring of the telecommunications industry in Russia is taken into account (see more details in Note 33). In the framework of the reform, a new mechanism of pricing and settlements between communication service operators has been introduced, some elements of which have not been set forth quite clearly, which may require extra clarification by the regulatory authorities. The change of this mechanism may significantly influence the management's estimate of future cash flows, results of operation and, consequently, the amount of potential value impairment of Company's assets. Calculation of the refundable amount of the division generating cash flows implies the use of the estimates by the management. The methods used to calculate the value from the use include methods based on an analysis of discounted cash flows and methods where quotation prices of the stock market are used as the basis.

These estimates and the methods used may have a material effect on the fair value and, respectively, on the amount of any value impairment of fixed assets. Besides, the management has used in these financial statements essential estimates in respect of deferred taxes, doubtful debt reserve and pension provision commitments as set forth in Notes 27, 14 and 23

Uncertainty of estimates

Set forth below are the basic assumptions in respect of future events, and other sources of estimates uncertainty as of the date of reporting, which imply a significant risk of the need of introducing significant adjustments to the book value of assets and liabilities during the next reporting year:

Goodwill value impairment

The Company analyzes gooqdill and intangible assets that are not ready for operation in order to find out possible value impairment at least once a year. This requires an estimation of the value from the use of divisions generating cash flows, to which the goodwill is attributed. In the course of estimating the value from the use of the Company, future cash flows must be calculated, which are expected to be received from the said division, having chosen a suitable doscount rate for the calculation of the present value of the said cash flows. As of 31st December 2005 the book value of the goodwill was 30,377 (as of 31st December 2004 it was 0), and the book value of intangible assets that were not ready for operation as of 31st December 2005 amounted to 1,378,718 (as of 31st December 2004 it was 1,112,227).

Adjustment of the indices from the financial statements for the previous reporting period

Adjustment of the data of the previous accounting of companies merger

In 2004 a reorganization of OJSC North-West Telecom was carried out in the form of affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC North-West Telecom in the framework of reorganization of the regional enterprises, which are a part of the Svyazinvest Group, for the purpose of creating a single operator of the Northwestern Federal District (Note 5). The reorganization was carried out in compliance with the decision of the general meeting of the shareholders dated 15th April 2004. The actual date of the merger and takeover was 1st October 2004. In compliance with the requirements of IFRS 3 Business Combinations, the reorganization was recorded using the purchase method as acquisition of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi by OJSC North-West Telecom. In preparing its financial statements for the year 2004 the Company used preliminary estimates of the fair value of the identifiable assets, liabilities and contingent liabilities. In 2005 the Company determined the fair value of the identifiable assets, liabilities and contingent liabilities. Based on the results of the estimate, the calculations of the fair value were revised. Adjustments were made in the financial statements for 2004 in order to reflect the fair value of the identifiable assets, liabilities and contingent liabilities, that was obtained as a result of the estimate.

Error adjustment

In the course of preparing the financial statements for 2005 the Company found a number of errors made in the preparation of the financial statements of previous periods.

The Company started using IFRS as of 1st January 2003, applying the provisions of IFRS 1, First-time Adoption of International Financial Reporting. The Company has used the exception allowed by IFRS 1, which permits organizations to assess fixed assets as of the date of switching over to IFRS at fair value and to use such fair value as the actual value of fixed assets. According to the management's estimates, the depreciated cost of the fixed assets of the Company approximately corresponded to their fair value. However, to confirm the fair value of the said assets, the management engaged an independent valuer. The independent valuer completed his work in 2005. As a result, the depreciated cost of the fixed assets shown in the financial statements was adjusted according to the data provided by the independent valuer (Note 6).

In revaluation of the Company's fixed assets according to the classification provisions of paragraph 4 of IAS 38, a number of items that had been earlier shown as intangible assets were included in the fixed assets. The Company also revalued the useful lives of software on the basis of the actual time of its use, not the validity periods of the respective licenses (Note 7).

In 2005 the Company engaged an independent valuer to determine the fair value of investment in non-quotable stock of OJSC Telecominvest as of 31st December 2005 and 1st January and 31st December 2004 for the purpose of reliable presentation of changes in the equity capital for 2004. This investment had been recorded at the cost of acquisition. As a result of the independent evaluation, the investment has been presented at fair value as of 31st December 2004 and 1st January 2004 (Note 10).

Besides the obligatory deductions to the RF Pension Fund, the Company also provides non-government pensions to employees, using plans of benefits upon completion of their labour activities. According to the collective agreement and the provisions on pays to the personnel, the Company also effects other long-term payments, such as bonuses for record of service and in connection with jubilees, as well as pays in connection with deaths of former employees of the Company. Liabilities of payments of bonuses for record of service, in connection with jubilees and in connection with deaths as of 31st December 2004 were not recognized by the Company in the financial statements for the previous period (Note 23).

Error adjustment

The Company recorded the effect from error correction by adjustment of the opening balance of retained profit of 2004 in case the error occurred before 2004, net profit for 2004 in connection with the recording of the effect from subsequent accounting in respect of the facts recpgnized as errors and occurring before 2004 and the the effect from correction of the errors that occurred in 2004, as well as respective figures of the balance sheet, profit and loss report and cash flow report.

Presented below is the aggregate effect of adjustments of the data of preliminary accounting of the companies merger, correction of errors and change of the classification in the financial reporting for the previous period:

Consolidated balance sheet as of 31st December 2004	**Before adjustment**	**Adjustment effect**	**After adjustment**
Fixed Assets	22 037 788	2 308 534	24 346 322
Intangible Assets	2 225 919	(780 161)	1 445 758
Long-term financial investments	656 990	4 928 942	5 585 932
Other current assets	1 451 108	(4 182)	1 446 926
Total assets		**6 453 133**	
Additional capital, retained earnings and other reserves	(13 532 720)	(4 570 857)	(18 103 577)
Minority interest	(27 448)	8 533	(18 915)
Total equity		**(4 562 324)**	
Pension commitments and other long-term pays to the personnel	(1 141 963)	(86 677)	(1 228 640)
Deferred income	(216 272)	(133 854)	(350 126)
Deferred profit tax liability	(1 171 626)	(1 670 278)	(2 841 904)
Total liabilities		**(1 890 809)**	
Consolidated profit and loss report for 2004			
Income	(15 407 400)	(47 729)	(15 455 129)
Wages, other pays and social deductions	5 412 328	86 677	5 499 005
Wear and depreciation	2 079 404	497 179	2 576 583
Profit (loss) from withdrawal of fixed assets	(23 130)	149 111	125 981
Other operating expenses, net	460 405	19 016	479 421
Profit from recognizing negative goodwill	-	(521 068)	(521 068)
Profit tax	540 520	(146 543)	393 977
Profit (loss) related to minority shareholders of subsidiaries	3 824	(127)	3 697
Total net profit		**36 516**	
Consolidated report on equity capital changes for the year till 31st December 2004			
Other reserves	-	(581 612)	(581 612)
Consolidated report on equity capital changes for the year till 31st December 2003			
Retained profit	(10 464 217)	(861 376)	(11 325 593)
Other reserves	-	(3 164 384)	(3 164 384)

3. *Basic Provisions of the Accounting Policy*

3.1 *Procedure for Preparation of Consolidated Financial Statements*

The consolidated financial statements of the Company are the financial statements of the group of companies i.e.

the parent company and its subsidiaries as if the Company were a detached business entity.

Subsidiary Companies

The subsidiary companies that are entities in which the Company holds over a half of the voting shares, or of which it has control in any other way, are consolidated. The control is the right to manage the financial and operating activities of the entity aiming at benefiting from its business. The consolidated financial statements of the Company include the financial information of all the subsidiary companies. They are included in the consolidated financial statements from the date when the Company gains control of their business and stop being included from the date when the Company loses control of their business. All operations between the parent and/or subsidiary companies, as well as the unrealized gains and the balance of settlements on such operations are to be excluded. The unrealized losses are to be excluded too except for those cases when the corresponding operation testifies to the reduction in the value of the asset transferred. If needed the accounting policy of subsidiaries is amended to bring it to conformity with the accounting policy of the Company.

Acquisition of Subsidiary Companies

The acquisition of subsidiary companies by the Company is disclosed according to the acquisition method. The identifiable assets, liabilities and contingent liabilities of the acquired company are included at their fair value as of the date of acquisition regardless of the existence and amount of the minority interests.

The excess of the acquisition value over the fair value of the Company's share in the identifiable net assets is shown as goodwill. In the event that the acquisition value proves to be lower than the Company's share in the identifiable net assets of the subsidiary company acquired, the difference is disclosed directly in the profit and loss account.

Minority interests are the shares in the subsidiary not owned by the Company. The minority interests as of the reporting date are the shares owned by minority shareholders in the fair value of the identifiable assets and liabilities of the parent company of the acquisition date and in the change in the net assets of the subsidiary company after the merger. The minority interests are disclosed in the capital structure.

The losses attributable to the minority interests do not exceed the minority interests in the capital of the subsidiary company except for the cases when minority shareholders are obligated to finance the losses. Such losses are accepted by the Company in full volume.

Acquisition of Minority Interests in Subsidiary Companies

The difference between the value of the additional share acquired in the subsidiary company and the minority interests in the assets and liabilities is disclosed in the consolidated statement of changes in the equity as of the date of acquisition of minority interests as reduction in the undistributed profit. For acquisition of minority interests and preparation of its consolidated statements the Company does not assess the fair value of the assets and liabilities of the subsidiary company.

3.2 Associated Companies

Associated companies are the companies in which the Company, as a rule, holds from 20% to 50% of the voting shares, or upon whose activities the Company can otherwise exert substantial influence but which, however, are not subject to the control of the Company, or the joint control of the Company and other parties. The investments in associated companies are taken stock of based on the method of share holding, and are initially disclosed at the acquisition value, which includes goodwill. Subsequent changes in the book value show changes in the Company's share in the net assets of the associated company, which occurred upon acquisition. The Company's share in the gains and losses of associated companies is charged to the profit and loss account, while its share in the changes of reserves is carried to the shareholders' equity. However, if the Company's share in the losses of the associated company amounts to or exceeds its share of participation in the associated company, the Company will not accept subsequent losses except for the cases when the Company is obligated to make payments to the associated company or on its behalf.

The unrealized profit on transactions between the Company and its associated companies is excluded pro rata the share of the Company in the associated companies; the unrealized losses are excluded too except for the cases when the corresponding transaction testifies to the reduction in the value of the asset transferred.

3.3 Financial Investments

The Company classifies its financial investments into categories as follows: "loans and accounts receivable" and "investments (financial investments) available for sale." Initially financial assets are assessed at their fair value. In the event that the financial investments are not classified as "financial assets at fair value through gain or loss," then when showing them in statements transaction costs directly related to them are added to their fair value. For the initial disclosure of financial investments in accounting the Company assigns them a corresponding category. All transactions related to buying and selling financial assets are recognized as of the date of settlement i.e. the date of asset delivery to the buyer. Derivative financial assets with fixed or determinable payment amount and fixed maturity date are classified as held to maturity if the Company proposes and is able to hold them till the maturity date. During the reporting period the Company has had no financial investments of this category. The loans and accounts receivable are non-derivative financial assets with fixed or determinable payments non-tradable in the active market except for:

(a) assets that the Company intends to sell immediately or in the near future, which should be classified as "intended for sale," and classified by the Company when acknowledging them for the first time as "assets at their original value through gain or loss;"

(b) assets classified by the Company acknowledging them for the first time as "available for sale;" or

(c) assets for which the holder is unable to recoup itself for its original financial assets except for the cases when the above is due to deteriorated solvency, and which should be classified as "available for sale."

Such assets are disclosed at their depreciated value using the effective interest rate method. The gains and losses on such assets are shown in the profit and loss account as at the time of recognition, or in the event of impairment of such assets as well as by means of depreciation.

The financial investments available for sale are non-derivative financial assets classified as available for sale and not included in any other category. Upon the initial disclosure in accounting, the financial investments available for sale are assessed at their fair value with gains and losses disclosed as a separate component of the capital prior to the moment of termination of recognition, or impairment of financial assets. In that case the aggregated profit or loss, earlier disclosed as part of the capital, are included in the profit and loss account. The recovery of impairment loss related to participation instruments is not disclosed in the profit and loss account. The impairment loss related to debt instruments are recovered from profit or loss in the event that the increase in the fair value of the instrument can be objectively linked to events that occurred after the impairment loss was recognized in the profit and loss account.

The fair value of financial investments actively circulating in organized financial markets is determined based on market purchase quotations as at the closing of sales as of the reporting date. The fair value of financial investments that are not actively circulating in the market is determined using assessment methods including by analogy with the latest transactions made on market conditions as well as assessment based on the current market value of the financial instrument virtually identical to the instrument concerned, or based on the analysis of discounted cash flows.

3.4 Recognition of Changes in the Accounting Policy, Accounting Valuations, and Elimination of Errors

Change in the Accounting Policy

The accounting policy is subject to change only if such a change is required in conformity with an IFRS (International Financial Reporting Standards) Standard or its Interpretation, or is expressed by means of presenting in financial statements of reliable and more adequate information regarding the influence of business transactions, other events and circumstances on the financial standing, financial results or cash flows of the Company.

The Company recognizes the impact of changes in the accounting policy resulting from the first application of an IFRS Standard or its Interpretation in conformity with special transitional clauses, if there are any, provided in such Standard or Interpretation.

Changes in Accounting Valuations

Due to uncertainties inherent in the entrepreneurial activities, numerous items of financial statements cannot be accurately determined, and can only be estimated. The process of assessment presupposes making judgments based on relevant, available and reliable information. If needed, the assessment can be revised in case of change in the circumstances on which it was based, or as a result of new information emerged or the experience gained.

In the event that the Company finds it difficult to draw distinction between change in the accounting policy and change in accounting valuations, the change should be interpreted as change in accounting valuations. The influence of change in accounting valuations is to be subsequently recognized in the profit or loss of the period when the change occurred, if the change in accounting valuations affected the above period exclusively, or of the period of change in accounting valuations and subsequent periods, if the change in accounting valuations affected the totality of the above periods.

Errors of Prior Periods

The Company has been retrospectively eliminating substantial errors of prior periods in its financial statements approved during the period of error detection, by means of correcting the comparable indicators of the financial statements of the prior period or periods when the error was made, or, in the event that the error was made during the period or periods preceding the earliest of the dates presented in the financial statements approved during the period of error detection, by means of correcting the balance of indicators of the asset, liabilities and equity items of the earliest of the periods covered.

The errors of prior periods are subject to elimination by means of retrospective correction except for the cases when it proves impossible to determined the impact of such errors of prior periods on the data of financial accounting from the perspective of isolated past periods covered in financial statements, or the overall impact of such errors of prior periods.

3.5 Foreign Exchange Transactions

The currency for measuring business transactions and the Company's accounting currency is the state currency of the Russian Federation, the Russian ruble. Foreign exchange transactions are initially disclosed in the accounting currency according to the exchange rate as at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are converted into the accounting currency at the exchange rate as at the reporting date. The differences due to the conversion are disclosed in the consolidated profit and loss account as profits (losses) from exchange rate differences. Non-monetary items disclosed at their historical value in foreign exchange, are converted at the exchange rate as at the date of transaction.

Transactions made in rubles while the corresponding assets and liabilities are denominated in foreign currencies (or conditional units), are disclosed in the Company's financial statements in the same way as transactions denominated in foreign currencies.

Currency exchange rates as at December 31 for 2005 and 2004 are shown in the table below:

Exchange rate as at December 31	**2005**	**2004**
Rubles to the US dollar	**28.78**	27.75
Rubles to the euro	**34.19**	37.81
Rubles to the Japanese yens	**0.25**	0.27

3.6 Fixed Assets

3.6.1 Fixed Assets

Fixed assets are recognized at the cost of acquisition or construction without including the current maintenance costs less the accumulated deterioration and accumulated impairment. For fixed assets acquired before January 1, 2003 the fair value as at January 1, 2003 was used as the actual cost (see Note 2) in accordance with the exception provided in IFRS (International Financial Reporting Standards) 1. The book value of fixed assets is analyzed with respect to impairment in case of occurrence of events, or change in circumstances, which may result in the book value of fixed assets turning non-recoverable. If the above indicator exists, and the book value exceeds the estimated

recoverable amount, the cost of assets, or units generating the receipt of cash flows is reduced to their recoverable amount. The replacement cost of fixed assets amounts to the highest of the net selling price of the asset and the cost of its further use. The impairment costs are recognized in the profit and loss account.

The interest on loans granted with respect to their use for financing the construction of fixed assets is capitalized in the cost of fixed asset in the course of the period required to complete the construction and get the asset ready for proposed use. The other loan costs are charged to the current period costs.

Fixed asset repair and current maintenance costs are recognized in the profit and loss account as at their emergence. Social infrastructure items are written off to the current period costs as at their acquisition. Fixed asset renovation and upgrading costs are capitalized into the value of such items, and the items replaced are written off.

3.6.2 Deterioration and Useful Life of Fixed Asset Items

The deterioration of fixed asset items is calculated using the linear method from the moment of the asset availability for use during its useful life as shown below:

Buildings and structures	50 years
Analog switches	20 years
Digital switches	15 years
Other network equipment	10 years
Vehicles	5 years
Computers, office and other equipment	3 years
Plots of land	not subject to depreciation

Depreciated cost, useful life and depreciation methods are revised on a yearly basis and adjusted if needed as at each reporting date.

Deterioration accounting of the fixed asset item starts from the time the item is available for use i.e. from the time the asset is in the location and condition necessary for it to perform in the way it was planned by the management. Deterioration accounting of the fixed asset item stops from the earliest of the dates: the time when the asset is recognized as "intended for sale" (or the time when the asset is included in the alienable group classified as "intended for sale") in conformity with IFRS 5, and the time of asset write-off.

The deterioration charged over the reporting period for fixed asset items is disclosed in the profit and loss account except for the cases when the deterioration of fixed asset items is included in the cost of incomplete construction projects implemented using such fixed asset items.

The validity period of Company's operating licenses is substantially shorter than the useful life of fixed assets used for calculating the depreciation. In line with the provisions of the legislation governing the licensing activity, and its previous experience, the Management believes that the operating licenses will be extended without any substantial costs thus enabling the Company to realize the cost of fixed assets in the course of normal business activity.

3.6.3 Incomplete Construction

Incomplete construction projects are disclosed according to the actual costs incurred by the Company from the date of construction start to the reporting date, except for the accumulated impairment losses.

3.6.4 Non-repayable Assets

The cost of production equipment and other fixed asset items related to the core business of the Company and transferred to the Company free of charge other than through the privatization process, are capitalized as part of fixed assets at their fair value as at the date of equipment transfer. The income from obtaining the above fixed asset items is fully recognizable in the profit and loss account. The only exception is the cases when the transfer of fixed asset items involved services to be provided to the party transferring the items by the Company using the fixed asset items transferred; in that case the Company recognizes the deferred income in the amount of the fair value of the equipment and other fixed asset items received, and recognizes them in the profit and loss account as the deterioration of these fixed assets is calculated in the same amount as the deterioration.

In the event the non-repayable fixed assets obtained by the Company do not bring income for the Company in future, they are not recognized in the financial statements.

3.7 Intangible Assets and Goodwill

3.7.1 Goodwill

Goodwill is the excess of the acquisition cost over the fair value of the Company's share in the identifiable assets, liabilities and contingent liabilities of the subsidiary or associated company acquired as at the date of acquisition. The goodwill emerging at acquisition of associated companies is disclosed at the original cost less the accumulated impairment losses.

Goodwill is analyzed with respect to impairment every year or more often if any events or change in circumstances testify to possible loss of its book value. With respect to impairment analysis the goodwill gained as a result of merger of companies, is distributed from the date of acquisition between all divisions or groups of divisions generating cash flows, which are expected to benefit from the merger regardless of whether the Company's other assets and liabilities are attributed to the above divisions or groups of divisions.

Each division or group of divisions among which the goodwill is distributed:

- *is a lowest-level administrative unit of the Company in terms of goodwill analysis for the purpose of corporate governance;*
- *does not exceed the primary or secondary segment in the Company's segmental reporting according to the definition in IFRS (IAS) 14 "Segmental Reporting."*

Goodwill impairment is determined through assessing the recoverable value of the division (or group of divisions) generating cash flows to which goodwill is attributed. The impairment loss is recognized if the recoverable value of the division (or group of divisions) generating cash flows is lower than its book value. In the event that goodwill is included in a division (group of divisions) generating cash flows, and a portion of such division retires, then the goodwill related to the retiring portion will be included in the book value of this portion for the purpose of determining the profit or the loss from retirement. In that case the retiring goodwill is assessed based on the relative value of the portion retiring, and the portion of the cash-generating division retained within the Company.

The impairment loss recognized with respect to goodwill is not subject to recovery during subsequent periods.

3.7.2 Licenses

The cost of licenses paid to the Government for the permission to render communication services over a fixed period of time is disclosed as an intangible asset.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets purchased separately are disclosed at their acquisition cost for initial recognition. The other intangible assets acquired for the merger of companies are recognized at their fair value as of the date of acquisition. Upon initial recognition the intangible assets are disclosed at their acquisition cost less the accumulated depreciation and accumulated impairment losses.

3.7.4 Useful Life and Depreciation of Intangible Assets

The Company determines if the useful life of intangible asset items is definite or indefinite, and in the first case assesses its duration or the number of production units, or similar units comprising the above useful life. The useful life of intangible asset items is deemed indefinite if the Company, based on all significant factors believes that the period during which the intangible asset item is expected to generate net gains on cash flows into the entity, does not have any foreseeable limit.

Fixed service life intangible assets are depreciated within the service life period and analyzed for impairment in case corresponding signs are present.

The Company revises the depreciation period and the depreciation method for final service life intangible asset items on a yearly basis as at the reporting date. If the estimated service life changes, or changes occur in the nature of future economic benefits from the asset use, the period or method of depreciation are changed accordingly. The

corresponding modification is taken stock of as a change in accounting valuations.

The software and licenses obtained are depreciated by equal portions during the service life of the above assets that is determined based on the period of the proposed use of the asset but not longer than the validity period of the license or the software rights or enjoyment. The service life of other intangible assets is 10 years.

Indefinite service life intangible assets are not depreciated but are analyzed annually with respect to impairment, or individually, or at the level of cash flow generating divisions. The Company annually revises the service life of intangible asset items with indefinite service life to identify the events and circumstances confirming the valuation of the indefinite service life. In the absence of proofs of indefinite service life the Company changes the valuation of service life from indefinite to definite, and takes stock of such change as a change in accounting valuations be means of starting the depreciation of the intangible asset item.

3.8 Debt Financing Costs

The Company has been capitalizing the debt financing costs directly related to the acquisition, construction or production of the corresponding assets including incomplete construction projects, in the cost structure of such qualified assets including incomplete construction projects.

To the extent of debt financing used specifically for the acquisition, construction or production of the corresponding asset, the amount of borrowing costs to be capitalized is determined as the actual borrowing costs calculated for such borrowing items during the reporting period.

To the extent of attraction of the borrowings for general business purposes and use for acquiring qualified assets, the amount of debt financing costs to be capitalized is determined as the product of the capitalization rate and the total costs to form such asset during the reporting period. The capitalization rate is defined as the weighted mean indicator of debt financing costs not cancelled during the reporting period without including the borrowings attracted directly for the purpose of acquisition or production of a qualified asset. The amount of debt financing costs capitalized in the value of qualified assets may not exceed the amount of debt financing costs charged during the reporting period.

3.9 Leasing Agreements

Leasing agreements under which the Company assumes all the existing risks and economic benefits inherent in the asset ownership title are classified as financial lease agreements.

Leasing agreements under which the Company does not assume all the existing risks and economic benefits inherent in the asset ownership title are classified as operating lease agreements.

3.9.1 Financial Lease Agreements

As at the date of the start of the leasing period i.e. the date from which the Company is granted the right to use the asset obtained under the financial lease agreement, the Company recognizes the assets received by the right of enjoyment under financial lease agreements as part of its fixed assets at their fair value or current (reduced) value of minimal leasing payments if it is lower, which are determined as at the earliest of the dates: the date of signing the financial lease agreement, or the date of the parties' agreement on the key provisions of the financial lease agreement. The liability under the financial lease agreement is initially recognized in the amount of the values of the corresponding assets received under the financial lease agreement except for the lessee's historical direct costs recognized as part of such asset.

The sums of rental fees are distributed between the financial payments and reduced sum of rental liabilities to ensure a constant interest rate applicable to the non-cancelled part of the liability.

Depreciation of the assets received for use under financial lease agreements is charged during the service life in accordance with the policy of depreciation accounting on depreciable assets for which the Company has the right of ownership. In case such assets received under financial lease agreements are likely to be returned upon expiry of the lease period, depreciation on such assets is charged during the shortest of the two periods: the service life, or the lease period.

3.9.2 Operating Lease Agreements

The payments under operating lease agreements are recognized as part of the currents period expenses by equal parts during the lease period.

3.10 Inventory

Inventory is recognized in financial reporting at the lowest value from: the prime cost and the net cost of potential realization. The cost inventory write-off is determined using the method of weighted average cost. The net cost of potential realization is the estimated realization price in the course of Company's normal business less the estimated costs of production cycle completion and the amount of the estimated costs of organizing the sales.

The inventory prime cost includes all the costs related to the acquisition, production cycle and the other costs of bringing them to their current condition and location.

3.11 Advance Made

The advances made for the purpose of acquiring non-circulating assets are classified as non-circulating assets regardless of the delivery time of the asset concerned, and are considered as a non-monetary asset item. Long-term advances made for the operating activities are classified as non-circulatory assets.

3.12 Financial Instruments

Financial instruments are agreements providing for the formation of a financial asset by one of the parties to the agreement, and financial commitment or participation instrument by the other one.

Financial assets include cash and its equivalents: participation instruments of other companies; stipulated by agreements the rights to receive cash or other financial assets from other companies or to exchange financial assets or financial liabilities with another company on conditions potentially beneficial for the Company; or agreements settlements under which will be, or can be made using the Company's own participation instruments, which are non-derivative instruments and under which the Company will receive, or will be obligated to receive a variable number of its own participation instruments, or derivative instruments, settlements under which will be or can be made using methods excluding any exchange of a fixed amount of cash or other financial asset for a fixed number of the Company's own participation instruments. For the above purposes, the Company's own participation instruments do not include instruments that are agreements for acquisition or delivery of the Company's own participation instruments in the future.

Financial liabilities include liabilities stipulated in agreements to provide cash or other financial assets to another company or to exchange financial assets or financial liabilities with another company on conditions potentially beneficial for the Company; or an agreements settlement under which will be or can be made using the Company's own participation instruments, and which is a non-derivative instrument under which the Company will provide, or will be obligated to provide a variable number of its own participation instruments, or a derivative instrument settlement under which will be or can be made using a method excluding any exchange of a fixed amount of cash or other financial asset for a fixed number of the Company's own participation instruments. For the above purposes, the Company's own participation instruments do not include instruments that are agreements for acquisition or delivery of the Company's own participation instruments in the future.

The Company recognizes its financial assets or financial liabilities in its accounting exclusively from the moment when the Company becomes a party to the agreement to create the corresponding financial instrument.

Initially the financial asset or financial liability are recognized at their fair value, as well as, for financial assets or financial liabilities that are not disclosed at "fair value through gain or loss," as the costs directly incurred in the acquisition or issuance of the financial asset or financial liability.

The Company classifies financial assets and financial liabilities as long-term, or long-term, depending on the period of circulation, taking into account other factors limiting the Company's capability to dispose of the financial assets within 12 months, or providing for a potential possibility to cancel the financial liabilities within 12 months from the reporting date.

Financial assets stop being recognized upon expiry of the contractual rights to receive the cash flows from the financial asset concerned, or when the Company transfers its contractual rights to receive the cash flows from this

financial asset.

The financial liability stops being recognized upon fulfillment of the liability stipulated in the agreement, or its cancellation, or the expiry of its validity.

3.13 Cash and its Equivalents

Cash and its equivalents are cash kept in the till, amounts at the Company's bank accounts, as well as bank deposits and short-term financial investments with the initial maturity time of three months and less.

3.14 Accounts Receivable and Bad Debts Reserves

The accounts receivable are disclosed in the reporting in the invoiced amount less the bad debt reserves. The Company sets up the bad debt reserves when the repayment of the full amount of the debt to the Company is considered uncertain.

The bad debt reserve is set up based on the actual data on the collectability of the accounts receivable and the solvency analysis of the most substantial debtors. The Company also set up reserves for hopeless and bad debts on other accounts receivable (except for the advances paid) based on the analysis of the data on the probability of repayment of these amounts by the debtors.

The expenses from the bad debts reserve are disclosed in the profit and loss account.

The book value of short-term accounts receivable is comparable to its fair value. The fair value of long-term accounts receivable is determined using the effective interest rate method.

3.15 Non-circulating Assets Intended for Sale, and Discontinuing Operation

Discontinuing operation is a component (structural unit) of the Company that was alienated or classified as intended for sale, and also is a detached business of the Company, which is significant within an operating or geographic segment, or is the purpose of a project aimed at detached business of the Company, which is significant within an operating or geographic segment, or is a subsidiary acquired exclusively for the purpose of resale.

The Company classifies a non-circulating asset (or an alienable group of assets) as intended for sale if its book value will be recovered through sale and not continued operation.

The Company determines the value of a non-circulating asset (or an alienable group of assets) classified as intended for sale at its book value, or fair value, whichever is the least, less the sales costs.

Right before the initial classification of a non-circulating asset (or an alienable group of assets) as intended for sale, the Company determines the book value of the asset (or assets and liabilities forming a group) in conformity with the applicable IFRS Standards and Interpretations.

The Company discloses information regarding non-circulating assets (or alienable groups of assets) classified as intended for sale, which will enable the users of financial statements to assess the consequences of discontinuing operation and retirement of non-circulating assets (or alienable groups of assets).

3.16 Loans Granted

The loans granted by the Company are disclosed at the depreciated value using the effective interest rate method less the impairment sum. The loans granted by the Company are disclosed as part of non-circulating assets except for the cases when repayment is expected within 12 months after the reporting date.

3.17 Credits and Loans Received

The credits and loans are initially recognized at the costs amounting to the fair value of the funds received less the costs incurred in the transaction. Following the initial recognition the loans are disclosed at their depreciated value

using the effective interest rate method; the difference between the fair value of the funds received (less the transaction costs) and the amount repayable is disclosed as interest costs throughout the loan term.

3.18 Remuneration of the Personnel

3.18.1 Unified Social Tax

In accordance with the legislation of the Russian Federation the Company charges the Unified Social Tax (UST) calculated at a regressive rate (from 26% to 17%), which is applicable to total annual amount of remuneration of each employee. The Company charges UST amounts to three social funds (the State Pension Fund, the funds of social and medical insurance) with the deduction rate to the pension fund varying between 20% and 14% depending on the total annual amount of payments and compensations of each employee.

The expenses related to the UST calculated by the Company are charged to the expenses during the period to which they are related.

3.18.2 Current Remuneration of the Personnel

The wages of the personnel for the labour activity implemented are recognized as expenses of the reporting period concerned.

3.18.3 Other Pension Plans and Plans of Recompense upon Completion of Labour Activity

In accordance with the collective agreement and the regulations on additional pension insurance, the Company also provides additional pension insurance of both working and retired employees using plans of recompense upon completion of labour activity. Most of the Company employees are entitled to participation in the above pension plans depending on a number of factors such as service record, age and level of remuneration.

The liabilities and assets under fixed-payment plans are assessed separately for each plan as at each reporting date. The liabilities are assessed by a certified independent actuary employed by the Company. The fair value of plan assets is assessed by a certified actuary, or an independent appraiser.

The actuarial profits and losses are recognized as income or expense when the net accumulated unrecognized actuarial profits and losses fro each particular plan at the end of the previous reporting year exceed 10% of the biggest value from the liability under the fixed-payment plan and the fair value of the plan assets as at that date. Such profits and losses are recognized as income or expense during the expected average period of work of the employees taking part in the plans.

As a result of introduction of a new fixed-payments plan, or changes in the existing plan, the cost of previous services is recognized as expense by equal parts over the average period of temporary upon whose expiry changes occur in the payment of pensions. To the extent the payment of pensions is guaranteed immediately after the fixed-payments plan or changes in the above plan take effect, the Company immediately recognizes the cost of previous services as expense.

The Company recognizes the profits and losses arising from sequester or final settlement under a fixed-payments at the temporary of sequester or settlement.

3.18.4 Other Long-term Payment to Employees

The Company has a number of liabilities with respect to payment to employees for service record and on the occasion of anniversaries.

In respect of long-term payments, the Company is to recognize the total amount of the items specified below as income or expense except for those items that are required or allowed to be included in the asset prime cost under another International Financial Reporting Standard:

(a) cost of current services;
(b) interest costs;
(c) expected income from any assets of the plan, and any right to compensation recognized as an asset;

(d) actuarial profits and losses to be recognized instantly;
(e) cost of previous services to be recognized instantly; and
(f) consequences of any sequesters or settlements.

3.19 Profit Tax

Expense (income) on the profit tax is the sum of the actual tax amount over the reporting period and the amount of expenses (incomes) under deferred tax.

The actual tax is the sum of the profit tax payable (refundable) in respect of taxable income (tax loss) over a period determined by tax authorities in respect of which the profit tax is paid (refunded).

The liabilities (assets) under the actual profit tax over the current and previous reporting periods are determined as the amount to be paid to (refunded by) tax authorities using the rates provided in the profit tax and the tax legislation adopted as at the reporting date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liabilities method. Deferred profit taxes are disclosed for all temporary differences between the assets and liabilities taxable base and their book value in financial reporting except for the cases when deferred taxes arise at the initial recognition of the goodwill, or an asset, or a liability as a result of a transaction other than a company merger transaction, and which at the temporary of its performance does not exert influence over the accounting profit or the tax profit or loss.

The assessment of deferred tax liabilities and deferred tax claims (assets) discloses the tax consequences which would arise depending on the methods the company proposes to use as at the reporting date in order to realize or cancel the book value of its assets or liabilities.

The deferred tax asset is recognized only to the extent of the existence of a significant probability of earning a taxable profit that can be reduced by the amount of deductible temporary differences. Deferred tax assets and liabilities are calculated according to the tax rates expected to be applied during the period of disposal of the asset or cancellation of the liability, pursuant to the legislative provisions, enacted or declared (and virtually adopted) as at the reporting date.

Deferred profit taxes are recognized in respect of all temporary differences related to investments in subsidiary or associated companies as well as joint ventures except for the cases when the Company controls the temporary-frames for reducing the temporary differences, while there is a significant probability that the temporary differences will not be reduced in the foreseeable future.

The Company verifies the book value of the deferred tax asset as at each reporting date, and reduces it to the extent to which there is no probability any longer that a sufficient taxable profit will be earned, which made it possible to dispose of the benefit from a portion or the whole amount of such deferred tax asset. Any such reduction is recovered to the extent to which probability arises of the availability of sufficient taxable profit.

The assets and liabilities under the deferred tax are not discounted.

3.20 Share Capital

3.20.1 Authorized Capital

Ordinary shares and non-cumulative non-redeemable preference shares are disclosed as part of the capital.

3.20.2 Declared Dividends

Dividends are recognized as liabilities and deducted from the capital amount as at the reporting date only if they were declared by shareholders' meeting prior to the reporting date inclusive. Information on dividends is disclosed in reporting if those were recommended prior to the reporting date, and also recommended or declared after the reporting date but prior to the date of approval of the financial statements for publication.

3.21 Minority Interest

Minority interest is the share in subsidiary companies not held by the Company. The minority interest as at the reporting date is the share of the minority shareholders in the fair value of the identifiable assets and liabilities of the subsidiary company as at the date of merger or establishment of the subsidiary company, and also the share in

the change in the net assets of the subsidiary company after merger or establishment. The Company provides information on the minority interest in the net assets of the subsidiary companies in section "Capital" separately from the items of the equity attributable to the shareholders of the parent company.

3.22 Income Recognition

The income is recognized in the amount in which the gain of Company's economic benefits is probable when the amount of such income can be assessed with certainty.

The income is recognized in the amount of cash or its equivalents received or to be received. However in case of deferred receipt of cash or its equivalents the fair value of compensation may result lower than the nominal amount of cash received or to be received. When the contract is actually a financial transaction the fair value of compensation is determined through discounting all future earnings using the effective interest rate method.

3.22.1 Sales Proceeds

The Company identifies 14 income categories depending on the type of services offered:

1. *Provision of intercity trunk connections;*
2. *Provision of intercity trunk connections;*
3. *Provision of local telephone connections;*
4. *Installation and connection payments;*
5. *Documentary electric communication;*
6. *Cellular communication services;*
7. *Radio and TV broadcasting;*
8. *Data communication and telematics services;*
9. *Value-added services;*
10. *Provision of telephone channels for use;*
11. *Services for Russian telecommunication operators;*
12. *Services for international telecommunication operators;*
13. *Other telecommunication services;*
14. *Other services.*

Provision of intercity and international trunk connections

The income from intercity and international communications are calculated based on the call temporary, duration, direction, type of service used, subscriber type, as well as the tariffs established. Company subscribers use the service by means of telephone sets, the service is also available by means of payphones. The Company charges for every minute of the intercity and international calls. The income is recognized in the period when the service was provided.

Provision of local telephone connections

The income from tine rates is defined as the constant component – subscriber fee – and the variable component determined based on the duration of telephone connections. The Company's subscribers use the service by means of telephone sets, the service is also available by means of payphones. The Company recognizes the income from local telephone connections in the period when the service was provided.

Installation and connection payments

The installation and connection payments under indefinite-term contracts includes cash and last mile equipment (cables and duct banks) obtained free of charge. The cash received is recognized in the profit and loss account upon completion of the installation and adjustment work. The installation and connection payments received as items of the fixed assets are recognized in the profit and loss account as deterioration is set on the fixed assets in the same amount as the deterioration.

Documentary electric communication

Telegraph services income is the income earned from sending cables and other data transfer services via telegraph lines. The Company recognizes telegraph services income in the period of service provision.

Cellular communication services

This income mainly includes income from on-air temporary (local, intercity and international trunk communication), subscriber fees, value-added services of cellular communication, roaming of the company customers as well as the customers of other mobile operators for guest roaming services. The Company recognizes the income from cellular communication services in the period when the service was provided to the subscriber.

Radio and TV broadcasting

The Company has a wire broadcasting network. The income consists of the monthly subscription fee and the payment for installation of the wired-radio outlet. The Company recognizes the income from radio broadcasting in the period when the service was provided.

Data communication and telematics services

The Company recognizes the income from data communication and telematics services in the period when the services were provided.

Value-added services

The income basically includes income from such services as the Internet, ISDN, ADSL, IP-telephony, intelligent network services. The Company recognizes the income from value-added services in the period when the services were provided.

Provision of telephone channels for use

The income basically includes income from leasing intercity, international, digital and analog, and telegraph channels. The Company recognizes the income from channel lease in the period when the services were provided.

Services for Russian telecommunication operators

The income from Russian telecommunication operators includes two income groups.

Group 1 is the income earned for intercity and international traffic landing from partner operators in the Company network.

Group 2 is the income earned from connected telecommunication operators transferring their subscribers' intercity and international traffic via the Company network.

The income from such operators includes income from transmitting local, intercity and international traffic. In addition, the Company earns income from services provided to connected telecommunications operators such as network connection (one-off payments), making available wires and trunk lines, communication equipment as well as data transfer and Internet services.

The Company recognizes the income from Russian operators in the period when telecommunications services were provided.

Services for international telecommunication operators

The income from international operators is income from connected telecommunications operators transmitting their subscribers' international traffic via the Company network.

The Company recognizes the income from foreign operators in the period when the services were provided.

Other telecommunication services

Other services from services include mainly the income earned by PSTN (Public Switched Telephone Networks) exchanges from making available for use direct wires and trunk line as well as making available for use wired-radio outlets. The Company recognizes other income from telecommunication services in the period when the services were provided.

Other services

The income not related to telecommunications is mainly the income from the manufacture of telecommunications equipment and its technical support; transport services, leisure services and sale of goods, products, work and services provided by auxiliary divisions.

3.23 Barter Transactions

When goods or services are exchanged for goods or services similar by their nature and value, the transaction is not regarded as an income-generating transaction. When goods or services are provided in exchange for differing goods or services, the exchange is regarded as an income-generating transaction. The income is measured by the fair value of the goods or services obtained upon adjustment by the amount of cash or its equivalents transferred. When there is no way to accurately measure the fair value of the goods or services obtained, the income is measured by the fair value of the goods or services transferred upon adjustment by the amount of cash or its equivalents obtained.

3.24 Earnings per Share

The Company calculates the basic earnings per share ratio based on the ratio of earnings or losses attributable to parent company shareholders, as well as in case of providing information on continuing operation – based on the earnings or losses from the continuing operation per parent company shareholder. The basic earnings per share ratio is calculated as the ratio of earnings or losses attributable to parent company shareholders (the numerator) to the average weighted quantity of Company shares circulated during the reporting period (the denominator).

For the purpose of calculating the earnings per share ratio the Company classified preference shares as participation instruments (see Note 28).

3.25 Reserves

Reserves are recognized if the Company as a consequence of a certain event in the past has legal or voluntarily assumed commitments to settle which resource outflow will be required with a high degree of probability, and which can be assessed with sufficient accuracy. Whenever the Company anticipates the reserves to be refunded, e.g. under an insurance agreement, the refund amount is disclosed as a separate asset but only provided there are practically no doubts about obtaining such refund.

If the influence of the temporary cost of money is significant, the reserves will be calculated by means of discounting the anticipated future cash flows at the pre-taxation rate reflecting the current market valuation of the temporary cost of money, and, if applicable, the commitment-specific risks. When using discounting, the reserve growth related to the temporary flow is disclosed as interest expense.

3.26 Contract Deferred Obligations

Contract deferred obligations are binding contracts for exchanging a specified quantity of resources at a specified price on a certain day or certain days in the future.

The Company discloses substantial contract deferred obligations in notes to financial statements.

The assets and liabilities under contract deferred obligations for purchase or sale of goods or services are not to be recognized until at least one of the parties will commit such actions under the contract that will give it the right to receive an asset, or the commitment to transfer it.

3.27 Contingent Assets and Contingent Liabilities

Contingent liabilities are possible liabilities of the Company governed by past events whose existence will be confirmed only as result of occurrence or non-occurrence of one or more events in the future, which are not fully controlled by the Company, or current liabilities governed by past events, not recognized in financial statements in view of the fact that the Company does not regard the outflow of resources containing economic benefits and necessary to settle the liabilities, as likely, or the amount of liability cannot be accurately determined. The Company does not recognize contingent liabilities in its financial reporting. The Company discloses information on contingent liabilities in notes to the financial statements except for the cases when the likelihood of outflow of resources necessary to settle the liabilities is low.

Contingent assets are possible assets of the Company governed by past events whose existence will be confirmed only as result of occurrence or non-occurrence of one or more events in the future, and which are not fully controlled by the Company. The Company does not recognize contingent assets in its financial reporting. The Company discloses information on contingent assets in notes to the financial statements in the event that the receipt of economic benefits is likely.

3.28 Related-parties Transactions

The Company defines the following signs for identifying related parties: the party is related if:

1. *such party directly or indirectly, through one or more intermediaries, controls the Company, is controlled by the Company (including parent, subsidiary, and sister subsidiary companies), or is under general control with other Group companies;*
2. *such party is an associated company (under IAS 28 "Investments in Associated Entities");*
3. *such party is a joint venture of which the Company is a member (IAS 31 – "Participation in Joint Ventures");*
4. *such party forms part of the key managerial staff of the Company, or its parent Company;*
5. *such party is a close relative of the natural person mentioned in 1 and 4 above;*
6. *such party is controlled, jointly controlled or is under substantial influence of the natural persons mentioned in 4 and 5 above, or a substantial voting right in which is held, directly or indirectly, by any such person;*
7. *such party is a pension fund, with which the Company or any other related party has relations for non-state pension insurance of its employees.*

The Company does not disclose information regarding the transaction between the Company and its subsidiaries, and between subsidiary companies in its consolidated financial statements.

3.29 Events Occurring after the Reporting Date

The Company adjusts financial reporting ratios in case the events after the reporting date are such that ratio adjustment is necessary. Events after the reporting date that require adjustment of financial ratios are linked to confirmation or denial of circumstances that existed as at the reporting date, as well as managerial valuations and judgments made in an environment of uncertainty and incompleteness of information as at the reporting date.

If non-adjusting events that occurred after the reporting date are of essential nature, then non-disclosure of information regarding them may affect the economic decisions of the users taken on the basis of such financial

statements. Accordingly, the Company discloses the nature of such events and the assessment of their financial consequences, or states that it is impossible to provide such assessment for each essential category of non-adjusting events occurring after the reporting date.

4. *Information on Segments*

The Management believes that the Company carries out its operations in one sectoral segment i.e. provision of wire communication within Northwest Russia. The Company comprises territorial divisions providing service to corresponding parts of the Company network. Some of the subsidiaries provide cellular communication services but the amounts related to this segment are insignificant.

The Management believes that the Company carries out its operation in one geographical segment. The volume of services provided in sectoral segments other than fixed (wire) communication services accounts for 0.3% of the total proceeds. In view of the above, information on the types of geographical and sectoral segments (fixed (wire) communication, mobile communication) is not presented.

5. *Acquisition of OAO Lensvyaz and OAO Svyaz, Republic of Komi*

In 2004, OAO North-West Telecom was reorganized so that OAO Lensvyaz and OAO Svyaz, Republic of Komi merged with OAO North-West Telecom in the framework of completing the reorganization of federal enterprises forming Svyazinvest Group aiming at establishing a single operator of the Northwest Federal District. OAO Lensvyaz and OAO Svyaz, Republic of Komi offer telephone communication services (including city, intercity and international communication services), telegraph, data transfer, lease of communication lines and radio communications within Leningrad Oblast and the Republic of Komi respectively.

The reorganization was carried out in compliance with shareholders' meeting decision of 15 April 2004, the actual date of merger and provision of control was 1 October, 2004. Upon the merger both companies were reorganized into regional branches of the Company. In accordance with the provisions of IFRS 3 "Merger of Companies" the reorganization was accounted in the purchase method as acquisition of OAO Lensvyaz and OAO Svyaz, Republic of Komi by OAO North-West Telecom (NWT).

To acquire OAO Lensvyaz and OAO Svyaz, Republic of Komi, NWT shares were exchanged for shares of the companies merged. For the above purpose the Company issued 145,128,211 ordinary shares and 48,346,549 preference shares of the fair value of 2,188,353 and 494,481 respectively. The fair value of the shares issued was determined according to the market quotations of the shares of OAO North-West Telecom at the RTS (Russian Trading System) and the MMVB (Moscow International Currency Exchange) as at the actual date of merger. Accordingly, the value of ordinary shares was 15.0788 per share, and for preference shares - 10.2278 per share.

6. *Acquisition of OAO Lensvyaz and OAO Svyaz, Republic of Komi (continued)*

The shares issued were exchanged for 100% of the voting and preference shares of the companies merged as follows:

Companies merged	Ordinary shares placed by the Company	Preference shares placed by the Company
OAO Lensvyaz	74,213,582	24,711,346
OAO Svyaz, Republic of Komi	70,914,629	23,635,203
Total:	145,128,211	48,346,549

The expenses directly related to the acquisition of OAO Lensvyaz and OAO Svyaz, Republic of Komi and accountable in the acquisition cost amounted to 38,469. The total cost of acquisition was 2,721,303.

As a result of the acquisition of OAO Lensvyaz and OAO Svyaz, Republic of Komi the Company acquired the investments in the following subsidiary companies:

Name	Core business	Stake, %	Percentage of voting shares
ZAO IK Svyaz	Financing activities	100%	100%
OOO Parma Inform	Communication services, system integration	50%	50%

The Company exerts control over the management, policy and current operations of OOO Parma Inform because a majority of the board members of the latter are Company officials, so accordingly, the Company has been consolidating the business results and financial standing of OOO Parma Inform.

For preparing its financial statements for 2004 the Company made use of the preliminary assessments of the fair value of identifiable assets, liabilities and contingent liabilities. In the course of 2005, the Company provided for assessment of the fair value of identifiable assets, liabilities and contingent liabilities. Taking into account the above assessment the 2004 financial statements were adjusted to disclose the fair value of identifiable assets, liabilities and contingent liabilities based on the results of the independent assessment.

The adjustment amounts related to the assessment of the fair value of identifiable assets, liabilities and contingent liabilities of OAO Lensvyaz and OAO Svyaz, Republic of Komi were as follows:

Fair value of identifiable assets, liabilities and contingent liabilities	Preliminary assessment	Adjustment	Independent assessment
Fixed assets	2,920,075	1,866,902	4,786,977
Intangible assets	48,190	12,671	60,861
Long-term investments	68,341	-	68,341
Other off-circulating assets	117,361	-	117,361
Accounts receivable	300,609	-	300,609
Cash and its equivalents	170,142	-	170,142
Other circulating assets	196,568	(4,182)	192,386
Short-term liabilities	(1,036,472)	-	(1,036,472)
Long-term liabilities	(923,177)	(489,904)	(1,413,081)
Total: net assets (liabilities)	1,861,637	1,385,487	3,247,124

7. *Acquisition of OAO Lensvyaz and OAO Svyaz, Republic of Komi (continued)*

Information on the acquisition cost, the fair value of identifiable assets, liabilities and contingent liabilities of OAO Lensvyaz and OAO Svyaz, Republic of Komi and the excess of the Company stake in the fair value of net assets over the acquisition cost is shown below:

Acquisition cost	
Compensation paid in cash	-
Fair value of securities issued to pay for the acquisition	2,682,834
Expenses directly related to the deal	38,469
Total: acquisition cost	**2,721,303**
Fair value of identifiable assets and, liabilities	
Fixed assets	4,786,977
Intangible assets	60,861
Long-term investments	68,341

Other off-circulating assets	117,361
Accounts receivable	300,609
Cash and its equivalents	170,142
Other circulating assets	192,386
Short-term liabilities	(1,036,472)
Long-term liabilities	(1,413,081)
Total: net assets (liabilities)	**3,247,124**
Minority interest in net assets (liabilities) of the acquired subsidiary companies	(4,753)
Cost of share in net identifiable assets (liabilities)	3,242,371
Goodwill	**(521,068)**
Impairment of the goodwill from the acquisition date through 31 December, 2004	-
Goodwill value as at 31 December 2004, net value	**(521,068)**

As a result of determination of the fair value of identifiable assets, liabilities and contingent liabilities in accordance with IFRS "Merger of Companies" the fair value of the share acquired in the net assets of OAO Lensvyaz and OAO Svyaz, Republic of Komi exceeded the acquisition cost by 521 068. The excess of the Company share in the net assets of OAO Lensvyaz and OAO Svyaz, Republic of Komi over the acquisition cost was disclosed in line "Profit from Recognition of Negative Goodwill" of the consolidated profit and loss account.

The Management believes that the excess of the Company share in the net assets of the entities acquired over the acquisition cost was due to increased capitalization of OAO Lensvyaz and OAO Svyaz, Republic of Komi during the period from taking the decision on the acquisition and till the actual acquisition date at which independent assessment was carried out. Thus, negative goodwill is considered as a profitable price deal.

The Management of the Company regards "Skilled Manpower" as an intangible asset not accounted for as part of the goodwill in accordance with IFRS 3 and IAS 38. The fair value of this asset for OAO Lensvyaz and OAO Svyaz, Republic of Komi is 94,535 and 86,768 respectively. The Company cannot recognize "Skilled Manpower" as part of its assets because this item does not meet the attributes of an identifiable asset by the "control" criterion.

If the acquisition of OAO Lensvyaz and OAO Svyaz, Republic of Komi had been completed by 1 January, 2004 the proceeds and net income of the Company would have amounted to 17,892,160 and 572,772 respectively.

The loss before taxation for the companies acquired over 2004 within OAO North-West Telecom from 1 October, 2004 as regional branches of the Company was 10,305.

8. Fixed Assets

	Land, buildings and structures	Switches and transmitting equipment	Incomplete construction and equipment for installation	Vehicles and other fixed assets	Total
Historical cost					
As at 31 December, 2003, adjusted, *(see Note 2)*	12,527,263	5,758,337	538,211	2,273,258	21,097,069
Receipts, adjusted, *see Note 2)*	-	-	4,493,457	-	4,493,457
Receipts related to the acquisition of subsidiaries, adjusted, *(see Note 2)*	2,992,731	1,173,460	236,237	385,969	4,788,397
Retirement, adjusted, *see Note 2)*	(462,660)	(71,554)	(33,352)	(41,978)	(609,544)
Retirement, related to the sale of subsidiaries	(7,929)	-	-	-	(7,929)
Commissioned, adjusted, *see Note 2)*	1,175,041	2,279,235	(4,223,569)	769,293	-
As at 31 December, 2004, adjusted, *(see Note 2)*	16,224,446	9,139,478	1,010,984	3,386,542	29,761,450
Receipts	-	-	5,366,787	-	5,366,787
Receipts related to the acquisition of subsidiaries	10,639	1,033	64	1,435	13,171
Retirement	(143,662)	(67,806)	(30,966)	(94,972)	(337,406)
Retirement related to the sale of subsidiaries	-	-	-	-	-
Commissioned	1,778,765	2,484,046	(5,562,192)	1,299,381	-
As at 31 December, 2005	**17,870,188**	**11,556,751**	**784,677**	**4,592,386**	**34,804,002**
Accumulated deterioration					
As at 31 December, 2003, adjusted, *(see Note 2)*	(1,211,752)	(1,309,517)	-	(509,143)	(3,030,412)
Accrued for the year, adjusted, *(see Note 2)*	(1,118,345)	(746,164)	-	(379,731)	(2,244,240)
Accrued deterioration for the fixed assets of the subsidiaries acquired, adjusted, *(see Note 2)*	(108,779)	(99,742)	-	(39,099)	(247,620)
Deterioration of the items retired, adjusted, *see Note 2)*	43,859	27,707	-	28,075	99,641
Accrued deterioration for the fixed assets of the subsidiaries sold out	7,503	-	-	-	7,503
As at 31 December, 2004 adjusted, *(see Note 2)*	(2,387,514)	(2,127,716)	-	(899,898)	(5,415,128)
Accrued for the year	(1,169,928)	(1,072,616)	-	(637,459)	(2,880,003)
Deterioration for the items retired	27,797	42,872	-	63,333	134,002
As at 31 December, 2005	**(3,529,645)**	**(3,157,460)**	**-**	**(1,474,024)**	**(8,161,129)**
Residual cost					
As at 31 December, 2003 adjusted, *(see Note 2)*	11,315,511	4,448,820	538,211	1,764,115	18,066,657
As at 31 December, 2004 adjusted, *(see Note 2)*	13,836,932	7,011,762	1,010,984	2,486,644	24,346,322
As at 31 December, 2005	**14,340,543**	**8,399,291**	**784,677**	**3,118,362**	**26,642,873**

The Company migrated to IFRS as at 1 January 2003 based on the provisions of IRFS 1 "Application of International Financial Reporting Standards for the 1st time." The Company applied the exception allowed by IRFS 1 and enabling the entity to assess its fixed assets as at the date of migration to IRFS at the fair value, and use the above fair value as the actual cost of fixed assets. According to Management's valuations, the residual cost of the Company's fixed assets roughly corresponded to their fair value. However, to verify the fair value of the above assets the Management invited an independent appraiser. The independent appraiser completed its work in 2005. As a result the residual cost of the fixed assets was adjusted in conformity with the data presented by the independent appraiser.

In 2005, the Company increased the cost of incomplete construction by the sum of capitalized interests amounting to the 78,800 (2004 – 56,894). The capitalization rate in 2005 was 9.8% (2004 – 12.1%).

As at 31 December 2005, the fixed assets in the total amount of 3,251,064 (2004 – 5,943,095) served as security for credits and loans of the Company (see Note 19).

As at 31 December 2005 and 2004, the book value of the fixed assets received under the financial lease contract was as follows:

	2005	2004
Switches and transmitting equipment	**785,400**	847,943
Land, buildings and structures	**124,712**	127,534
Vehicles and other fixed assets	**26,047**	82,931
Incomplete construction and equipment for installation	**172**	17,236

The assets received on leasing terms were pledged as security of corresponding liabilities on financial leasing (see Note 20).

9. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Customer base	Other	Total
Historical Cost						
As at 31 December, 2003, adjusted, *(see Note 2)*		6,804	689,355	-	147	696,306
Receipts, adjusted, *(see Note 2)*		1,979	852,124	-	78	854,181
Receipts related to acquisition of subsidiaries, adjusted, *(see Note 2)*		234	46,836	8,347	4,324	59,741
Retirement, adjusted, *(see Note 2)*		(318)	(40,943)	-	-	(41,261)
As at 31 December, 2004, adjusted, *(see Note 2)*		8,699	1,547,372	8,347	4,549	1,568,967
Receipts		8,135	506,149	-	483	514,767
Receipts related to acquisition of subsidiaries	46,936	-	-	4,054	-	50,990
Retirement		(817)	(83,801)	-	(21)	(84,639)
As at 31 December, 2005	**46,936**	**16,017**	**1,969,720**	**12,401**	**5,011**	**2,050,085**
Accumulated depreciation		-	-	-	-	-
As at 31 December, 2003, adjusted, *(see Note 2)*		(2,330)	(44,291)	-	76	(46,545)
Accrued for the year, adjusted, *(see Note 2)*		(1,339)	(82,356)	(464)	(564)	(84,723)
Depreciation for retired items, adjusted, *(see Note 2)*		308	7,751	-	-	8,059
As at 31 December, 2004, adjusted, *(see Note 2)*		(3,361)	(118,896)	(464)	(488)	(123,208)
Accrued for the year		(2,696)	(137,063)	(3,630)	(1,473)	(144,862)
Depreciation for retired items		716	66,241	-	21	66,978
Impairment of goodwill	(16,559)			-		(16,559)
As at 31 December, 2005	**(16,559)**	**(5,341)**	**(189,718)**	**(4,094)**	**(1,940)**	**(217,652)**
Residual cost						
As at 31 December, 2003		4,474	645,064	-	223	649,761
As at 31 December, 2004, adjusted, *(see Note 2)*	-	5,338	1,428,476	7,883	4,061	1,445,758
As at 31 December, 2005	**30,377**	**10,676**	**1,780,002**	**8,307**	**3,071**	**1,832,433**

Oracle E-Business Suite (OEBS)

As at 31 December, 2005, the software included the Oracle E-Business Suite software product of the residual cost 762,908 (2004 – 601,963) including the capitalized interests in the amount of 60,228 (2004 – 60,361). In 2005, the capitalization rate was 9.8%. According to the supply contract, the Company bought 16,418 licenses for the non-exclusive right to use OEBS 2003 Professional.

In 2006, the Company will start using the functionalities of the OEBS product in respect of off-circulating asset accounting, personnel and time-board accounting (Release 1) to be implemented in all of the branches except the Komi branch.

The Company is planning to complete the implementation of Oracle E-Business Suite in 2009.

The procurement and implementation costs of the Oracle E-Business Suite product will be written off in the current expenses of the Company once the operation of the software starts in the course of its service life established in the range of 10 years.

11. Intangible Assets and Goodwill (continued)

Amdocs Billing Suite

As at 31 December, 2005, the software also included the Amdocs Billing Suite software product of the residual cost

of 615,810 (2004 – 510,264) including the capitalized interests in the amount of 24,256 (2004 – 1,582). The software product was purchased for the purpose of implementing a unified automated settlement system. The project of implementation of the unified automated settlement system on the Amdocs Billing Suite platform is planned to be implemented within 4 to 5 years.

The Amdocs Billing Suite software product was supplied in December 2005 by OOO IBM Eastern Europe/Asia which received from the Company on security of the settlement 18 promissory notes of the Company of the face value of 625,716. The promissory notes were retired before 1 June, 2006.

The Company will start depreciating the above asset from the date the operation of the software product starts.

Depreciation

The depreciation of intangible assets accrued in 2005 in the amount of 144,862 was recognized in item "Deterioration and Depreciation" of the consolidated profit and loss account (2004 – 84,723).

Goodwill Analysis with respect to impairment

The Company discloses the goodwill gained as a result of the acquisition of OOO Novgorod Datacom subsequently reorganized by means of a merger with another subsidiary of OOO Novgorod Datacom (Note 8). The goodwill is attributed to the enterprise formed as a result of the merger. The refundable value of the goodwill was determined based on the calculation of the value in use applying the projections of future cash flows based on budget plans approved by the management for a 5-year term. The cash flows for a term over five years are calculated using the extrapolation method based on the average profitability indices for the industry and the growth rates of 5%, which correspond to the average growth rates for the above cash-generating divisions. Discount rate of 22.3% was applied for cash flow calculations.

The calculated value in use proved to be lower than the book value of the goodwill. Impairment was found in the amount of 16,559, and disclosed as losses from impairment. The key factors that caused the impairment were the plans of the Company to independently develop ADSL-based broadband Internet services and excessively optimistic forecasts of the market growth rates in the Novgorod region at the time of acquisition.

Analysis of Non-commissioned Intangible Assets with Respect to Impairment

The Company analyzed the impairment of intangible assets non-available for use. Such assets include Oracle E-Business Suite and Amdocs Billing Suite worth a total amount of 1,288,962 as at 31 December, 2005 (1,051,576 – as at 31 December, 2004). As a result of the analysis, as at 31 December, 2005 no impairment of the above intangible assets was found.

11. Consolidated subsidiaries

The presented consolidated financial statements include the assets, liabilities and financial results of the operation of the Company and its subsidiaries listed below:

Name	Area of activities	Interest/percentage of voting shares 2005	2004
CJSC AMT	Consulting services	100%	100%
Parma-Inform LLC	Communication services	100%	50%
IK Svyaz CJSC	Financial services	100%	100%
Novgorod Datacom LLC	Communication services	100%	52%
Artelecom Service LLC	Leasing of communication equipment	82%	77%
Kolatelecom OJSC	Communication services	50%	50%

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same fiscal year as the Company.

In March 2005, in compliance with the decision of the Board of Directors of 21st January 2005, the Company acquired the 100% interest in LLC Novgorod Datacom. The accounting of the acquisition of LLC Novgorod Datacom complied with IFRS 3 Business Combinations.

The cost of the acquisition of LLC Novgorod Datacom amounted to 63,429, the entire amount having been paid in cash of the Company. Expenses directly related to the transaction of the acquisition of LLC Novgorod Datacom and recorded in the cost of the acquisition amounted to 789. The merger and takeover of LLC Novgorod Datacom took place on 4th March 2005. LLC Novgorod Datacom operates in Novgorod Oblast of the Russian Federation. The basic area of the company's business is the provision of telematic services.

As a result of determining the fair value of the identifiable assets, liabilities and contingent liabilities in compliance with IFRS 3 Business Combinations, the cost of the acquisition exceeded the fair value of the acquired share in the net assets of LLC Novgorod Datacom by 46,936. In compliance with IFRS 3, this value was recognized in the balance sheet under the item "Intangible Assets and Goodwill". In 2005 an impairment in the value of goodwill was recognized to the amount of 16.559 (see Note 7).

In March 2005, in compliance with the decision of the Board of Directors of 21st January 2005, the Company acquired the remaining 48% interest in LLC Novgorod Datacom. The cost of the acquisition of LLC Novgorod Datacom amounted to 4,527, the entire amount having been paid in cash of the Company. Expenses directly related to the transaction of the acquisition of LLC Novgorod Datacom and recorded in the cost of the acquisition amounted to 789.

In October 2005, in compliance with the decision of the Board of Directors dated 31st May 2005, the Company joined LLC Novgorod Datacom to LLC Novgorod Deitacom.

12. Consolidated subsidiaries (continued)

Information on the cost of acquisition, the fair value of the identifiable assets, liabilities and contingent liabilities of LLC Novgorod Datacom and the goodwill is presented below:

Cost of acquisition	
Paid in cash	62 640
Expenses directly related to effecting the transaction	789
Total cost of acquisition	**63 429**
Fair value of the identifiable assets, liabilities and contingent liabilities	
Fixed Assets	13 171
Intangible Assets	4 524
Accounts receivable	2 019
Cash and cash equivalents	34
Other current assets	4 629
Short-term liabilities	(5 726)
Long-term liabilities	(2 158)
Total net assets (liabilities)	**16 493**
Share in the acquired net assets (liabilities)	100%
Value of share in the net identifiable assets (liabilities)	16 493
Goodwill	**46 936**
Impairment in value of goodwill from the date of acquisition till 31st December 2005	**(16 559)**
Value of goodwill as of 31st December 2005 (net)	**30 377**

Net profit of LLC Novgorod Datacom from 4th March 2005 till the date to affiliation with LLC Novgorod Deitacom, included in the calculation of the consolidated profit (loss) for the period under report, made 837.

If all acquisitions had been effected as of 1st January 2005, Company's proceeds and profit would amount to 20,548,360 and 1,411,067 respectively.

In October 2005 LLC Parma Inform redeemed from LLC Parma Invest a 50% share in its authorized capital. In the consolidated statements of the Company that transaction was classified as a transaction of acquisition of the share of the minority and taken into account as a transaction with own funds of the shareholders. The cost of acquisition of the share in LLC Parma Inform amounted to 3,593 and was paid, as of the date of making up the statements to the amount of 100.

In November 2005 LLC Artekecom Service redeemed from the Municipal Unit "The City of Arkhangelsk" a 6% share in its authorized capital. In the consolidated statements of the Company that transaction was classified as a transaction of acquisition of the share of the minority and taken into account as a transaction with own funds of the shareholders. The cost of the acquisition of the share in LLC Artekecom Service amounted to 3,245, the entire amount having been paid in cash of the Company. The interest of the Company in LLC Artekecom Service

amounted to 82%.

There were no withdrawals of shares in subsidiaries in 2005.

13. Financial investments in associated companies

The Company's investments in associates as of 31st December 2005 and 2004 comprised the following:

		2005		2004	
Name of company	**Area of activities**	**Percentage of voting shares**	**Book value**	**Percentage of voting shares**	**Book value**
WestBalt Telecom CJSC	Communication services	28%	**49 055**	28%	42 011
Insurance CJSC Medexpress	Insurance services	35%	**29 294**	35%	26 854
Northern Clearing Chamber CJSC	Payment clearing systems	20%	**16 306**	20%	16 181
Other		24-40%	**57**	24-40%	57
Impairment in value of financial investments in associated companies			**(57)**		(57)
Total			**94 655**		85 046

All the above companies are Russian legal entities registered in accordance with the legislation of the Russian Federation and have the same fiscal year as the Company.

The book value of financial investments in associated companies shown in these consolidated financial statements corresponds to the share of the Company in the net assets of the associated company.

The flow of financial investments in associated companies for the years that expired on 31st December 2005 and 2004 is presented below:

	2005	**2004**
Financial investments in associated companies as of 1st January	**85 046**	82 622
Acquisition of associated companies	**-**	34
Share in the financial results less the profit tax	**9 673**	3 710
Dividend received	**(64)**	-
Sale of associated companies	**-**	(1 979)
Impairment in value of financial investments, recognized in current year	**-**	659
Financial investments in associated companies as of 31st December	**94 655**	85 046

Presented below is aggregated information on the most significant affiliates:

Associated company	**Interest**	**Assets**	**Liabilities**	**Proceeds / Insurance premiums (net)**	**Net profit (loss)**
2004					
WestBalt Telecom	28%	227 814	(77 779)	162 494	8 151
Insurance CJSC	35%	419 720	(342 994)	324 840	2 875
Northern Clearing Chamber CJSC	20%	143 609	(62 704)	11 780	2 104
2005					
WestBalt Telecom CJSC	28%	229 561	(54 367)	169 255	25 159
Insurance CJSC Medexpress	35%	411 662	(327 964)	470 255	6 971
Northern Clearing Chamber CJSC	20%	264 409	(182 879)	13 733	2 489

14. Finance Investment

The Company's investments as of 31st December 2005 and 2004 comprised the following:

	2005	2004, As restated (see *Note 2*)
Long-term investments held-to-maturity		
Long-term investments available-for-sale	**7 796 831**	5 577 932
Total long-term finance investment	**7 796 831**	5 585 932
Short-term investments held-to-maturity	**1 042 626**	7 366
Total short-term investments	**1 042 626**	7 366
Total investments	**8 839 457**	5 593 298

The Company's long-term investments available-for-sale as of 31st December 2005 and 2004 comprised the following:

	2005		2004, As restated (see *Note 2*)	
Name of company	**Interest**	**Fair value**	**Interest**	**Fair value**
OJSC Telecominvest	15%	**7 763 961**	15%	5 544 278
Other long-term finance investment		**67 536**		87 298
Impairment in value of other finance investments		**(34 666)**		(53 644)
Total investments available-for-sale		**7 796 831**		5 577 932

Other long-term financial investments include insignificant investments of the Company in the stock of a number of profit-making enterprises incorporated in the Russian Federation.

As of 31st December 2005, short-term financial investments held to repayment included bank deposits for a period up to six months to the amount of 1,033,550 at a rate of 7-8% per annum.

15. Long-term accounts receivable and other financial assets

As of 31st December 2005 and 2004, long-term accounts receivable and other financial assets included:

	2005	2004
Issued long-term loans	**25 180**	30 585
Long-term accounts receivable	**8 434**	6 554
Total	**33 614**	37 139

As of 31st December 2005 and 2004, granted long-term loans are shown at depreciable cost using the effective interest rate of 17.4%-20% (18%-20% in 2004).

16. Long-term issued advances

As of 31st December 2005 and 2004 advances to equipment suppliers comprised the following:

	2005	2004
Advances for the acquisition and installation of Oracle E-Business Suite and Amdocs Billing Suite (Note 7)	**234 925**	11 029
Settlements with suppliers for capital construction	**120 965**	193 537
Acquisition of equipment	**27 087**	108 199
Other issued advances	**6 108**	586
Total	**389 085**	313 351

17. Inventory holdings

As of 31st December 2005 and 2004 the inventory holdings comprised the following:

	2005	2004
Cable, materials, fuels, lubricants and spare parts for telecommunications equipment	**125 565**	134 691
Finished products and goods for resale	**8 444**	12 272
Tools, working clothes and other inventory holdings	**166 083**	175 938
Total	300 092	322 901

The prime cost of inventory holdings shown within the expenses for 2005 amounted to 710,771 (546,060 in 2004).

As of 31st December 2005, Company's inventory holdings were not used as a pledge for securing any liabilities.

18. Accounts receivable

The Company's accounts receivable as of 31st December 2005 and 2004 comprised the following:

	2005	2004
Trade receivables – telecommunication services	1 686 056	2 110 063
Other accounts receivable	99 512	93 099
Allowance for doubtful accounts	(603 762)	(1 029 883)
Total	1 181 806	1 173 279

The Company identified trade receivables for telecommunication services by the following major customer groups:

	2005	2004
Residential customers	**1 282 481**	1 672 668
Corporate customers	**316 444**	320 779
Government customers	**87 131**	116 616
Total	**1 686 056**	2 110 063

The Company invoices its governmental and corporate customers for telecommunication services on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments in time based on the received payment requests. All customer payments are based upon tariffs denominated in roubles in effect at the time the calls are made. In limited circumstances, the Company has billed and collected penalties associated with delays in payment and has been able to obtain certain payments through the Arbitrage Courts.

14. Accounts receivable (continued)

As of 31st December 2005, the debt of the social security organizations in reimbursement for expenses related to the provision of privileges to certain categories of subscribers (included in the "Population" line in the table above) made 28% of the total amount of accounts receivable (42% in 2004).

In 2005 the Company recovered 385,497 from the federal budget through the court as repayment of the said debt.

As of 31st December 2005, the Company estimated the probability of repayment of the debt related to reimbursement for expenses connected with the provision of privileges to certain categories of subscribers and, taking into account possible repayment of the debt through the court, charged an allowance for the doubtful debt of the social security organizations to the amount of 479,684.

The table given below presents changes of the doubtful debt allowance:

	2005	2004
Balance as of 1st January	**1 029 883**	827 123
Charged (restored) allowance for the year	**(362 428)**	361 557
Writing off trade and other accounts receivable	**(63 693)**	(158 797)
Balance as of 31st December	**603 762**	1 029 883

The income accumulated by the Company during 2005 in restoring the doubtful debt allowance to the amount of 362,428 (in 2004 the expenditure to form the allowance was 361,557) was included in the item "Restoration of Expenses (Expenses) to Form the Doubtful Debt Allowance" of the consolidated profit and loss report.

19. Other current assets

Other current assets as of 31st December 2005 and 2004 comprised the following:

	2005	2004
VAT recoverable	**942 811**	953 640
Advance payments of the profit tax	**172 115**	147 588
Deferred expenses	**81 560**	160 909
Prepayments and advance payments	**81 549**	70 987
Settlements with personnel	**17 117**	13 262
Other prepaid taxes	**15 757**	18 261
Other payments and current assets	**105 855**	82 279
Total	**1 416 764**	1 446 926

20. Cash and cash equivalents

The Company's cash and cash equivalents as of 31st December 2005 and 2004 comprised the following:

	2005	2004
Cash at bank and on hand	**152 005**	252 993
Short-term deposits with original maturities of three months or less	**86**	396
Total	**152 091**	253 389

As of 31st December 2005 the Company had no restrictions for the use of cash.

21. Cash and cash equivalents (continued)

As of 31st December 2005, amounts expressed in the following currencies were included in the item "Cash at Bank and on Hand":

	2005	2004
Russian roubles	**152 091**	252 894
US dollars	-	216
Euros	-	279
Total	**152 091**	253 389

22. Essential non-monetary operations

In 2005 the Company received fixed assets under leasing agreements worth of 11,468 (144,980 in 2004) and under gratuitous donations worth of 12,302 (47,729 in 2004). In 2005 the Company did not receive any fixed assets on the conditions of commercial crediting (in 2004 it received 307,808).

Non-cash transactions were excluded from the consolidated cash flow report.

23. Capital Stock

The following number of Company's stock is in circulation:

	Number of shares in circulation (thousand pcs.)		Number of redeemed own shares (treasury stock) (thousand pcs.)			
	Preferred shares	common Shares	Preferred shares	common Shares	Authorized capital	Treasury stock
As of December 31, 2003	202 023	735 917	(2 790)	573 392	2 088 637	(8 998)
Issued	48 347	145 128	-	48 347	145 128	
Acquisition of own shares as a result of companies merger	-	-	(4 140)	-	-	(47 066)
Purchase of own stock	-	-	(808)	-	-	(7 044)
Sale of redeemed own shares	-	-	655	-	-	2 286
As of December 31, 2004	250 370	881 045	(7 083)	621 739	2 233 765	(60 822)
Purchase of own stock	-	-	(1 465)	-	-	(12 114)
Sale of redeemed own shares	-	-	1 945	-	-	16 255
As of December 31, 2005	**250 370**	**881 045**	**(6 603)**	**621 739**	**2 233 765**	**(56 681)**

All issued shares have a par value of 1 rouble per share. The difference between the face value and the book value of the shares is caused by inflation during the periods preceding 1st January 2003. All the issued stock was completely paid for.

The holders of common shares are allowed one vote per share. Class A preferred shares entitle their holder to participation in general meetings of the shareholders without the right of vote, except for taking decisions on the issues of reorganization and liquidation of the Company and introducing amendments and additions to the Articles of Association of the Company, that could restrict the rights of the holders of preferred shares. Preferred shares do not entitle their holder to demand redemption of shares or their conversion, however, they do entitle the holder to getting a noncumulative dividend to the amount of 10% of the net profit according to the data of the accounts and reports made up in compliance with the Russian accounting rules.

24. Capital Stock (continued)

The annual amount of dividends on Class A preferred shares may not be less than dividends on ordinary (common) shares. Thus, holders of preferred shares participate in profits on a par with the holders of ordinary shares, therefore preferred shares are considered as voting for the purposes of calculating profit per share. When the Company does not pay dividends or when the Company has not received profit after a year's operation, holders of preferred shares get the right of vote in respect of all issues included in the terms of reference of the general meeting of the shareholders.

Distributable profit of the parent company is restricted according to its retained profit and is regulated by the national legislation on accounting. As of 31st December 2005 and 2004, retained profit of the Company determined in compliance with the Russian legislation as of 31st December 2005 and 2004 amounted to 6,847,607 and 5,299,818 respectively.

According to the Russian legislation, net profit as in the accounts and reports of the Company prepared in compliance with the Russian accounting and reporting standards may be distributed as a dividend among shareholders of the Company. Company's net profit for 2005 and 2004 amounted to 1,844,134 and 1,326,987 respectively.

Redeemed own shares are common or preferred shares of the Company redeemed by its subsidiaries.

In 2006 the dividends according to the results of the year 2005 were stated to holders of common shares on the basis of 0.265 roubles per common share (in 2004 it was 0.248 roubles) and 0.655 roubles per preferred share (in 2004 it was 0.469 roubles). The total amount of the stated dividends is given in Note 29.

Company's capital stock structure as of 31st December 2005 is presented below:

	Common shares		Preferred shares		Total
	(in thousands of shares)	%	(in thousands of shares)	%	(in thousands of shares)
OJSC Svyazinvest	447 231	50.8%	-	-	447 231
Other legal entities	385 330	43.7%	155 418	62.1%	540 748
Individuals	45 458	5.2%	91 375	36.5%	136 833
Own shares purchased from shareholders	3 026	0.3%	3 577	1.4%	6 603
Total	**881 045**	**100%**	**250 370**	**100%**	**1 131 415**

In September 2001 the Company entered into a depositary agreement with JP Morgan Chase Bank as to floating 1st level American Depositary Receipts (ADR). Under the agreement, each depositary receipt corresponds to 50 common shares of the Company. As of 31st December 2005, 942,619 ADRs were issued under 47,130,950 deposited shares, which made 5.35 % of all issued common shares.

25. Debts under credits and loans

As of 31st December 2005 and 2004, debts under credits and loans included:

	Range of interest rates	2005	2004
Short-term debts			
Bank loans (roubles)	6 – 15.5%	530 438	113 411
Vendor financing (US Dollars)	8 – 10%	-	17 785
Interest payable under bank loans, bonds, notes and credits of vendors		65 240	9 399
Total short-term debt		595 678	140 595
Long-term debts			
Bank loans			
Bank loans (roubles)	8.6 – 11.2%	2 200 079	2 962 900
Bank loans (euros)	3 – 4.5%	1 860 757	194 753
Total bank loans		4 060 836	3 157 653
Bonds (roubles)	7.5%, 9.25%	4 479 068	1 500 288
Vendors financing			
Vendor financing (roubles)	6.5 – 9%	110	2 107
Vendor financing (US Dollars)	6.5 – 9%	257 723	701 608
Vendor financing (euros)	6.5 – 9%	111 286	214 360
Total vendor financing		369 119	918 075
Promissory notes			
Promissory notes (roubles)	23%	5 390	1 649
Promissory notes (US dollars)	6 – 8.5%	12 574	28 000
Promissory notes (euros)	9.7%	26 200	24 688
Total promissory notes		44 164	54 337
Other borrowings			
Other loans (roubles)	15.40%	6 743	6 745
Other loans (US dollars)	6.5 – 9%	9 477	9 136
Total other loans		16 220	15 881

Less: current portion of long-term borrowings		(791 969)	(2,465,835)
Total long-term borrowings		8 177 438	3 180 399

The long-term debt includes the interest debt of 5,231 as of 31st December 2005 (7,637 in 2004). As repayment of the said debt in respect of interest is not expected before the year 2007, it has been classified as a long-term debt.

26. Debts under credits and loans (continued)

As of 31st December 2005, the long-term debts under credits and loans were distributed among the following dates of repayment:

Repayment date	Bank loans	Bonds	Vendor financing	Promissory notes	Other	Total
2006	11 802	450 000	310 025	15 704	4 438	791 969
2007	1 906 622	1 047 477	44 037	19 211	3 668	3 021 015
2008	1 657 779	2 981 591	14 405	7 220	-	4 660 995
2009	398 049	-	221	-	-	398 270
2010	36 965	-	236	-	-	37 201
after 2010	49 619	-	195	2 029	8 114	59 957
Total	**4 060 836**	**4 479 068**	**369 119**	**44 164**	**16 220**	**8 969 407**

The long-term and short-term debts under credits and loans were distributed among the following currencies as of 31st December 2005 and 2004:

	2005	2004
Russian roubles	7 278 444	4 591 818
US dollars	285 993	761 142
Euros	2 000 648	433 869
Total	9 565 085	5 786 829

Bank credits and loans

The short-term debt in roubles is represented by bank credits received for current assets funding. In 2005 the Company received short-term loans from OJSC ACB RF Sberbank (Savings Bank), OJSC ACB Bank of Moscow, CJSC CB Citibank, OJSC ACB Svyazbank.

In 2005 the Company received long-term credits from Reiffeisen Bank Austria, Citibank N.A. and Citibank International PLC. The debt under long-term bank credits as of 31st December 2005 also included credits provided by OJSC ACB RF Sberbank (Savings Bank), CJSC Kommerzbank (Eurasia), OJSC ACB Moskovsky Delovoy Mir and OJSC Ukhtabank under agreements made before 2005.

Citibank N.A.

In December 2005, to get a syndicated credit to the amount of 50,000,000 euros, an agreement was made between the Company, Citibank N.A., Citibank International PLC and the original creditors, under which the Company took down the full amount of the loan. The costs related to the transaction amounted to 553,000 euros. The interest rate in the first interest period from 23rd December 2005 till 23rd March 2005 was established at the level of 4.49% per annum. The expiry date of the agreement is 24th March 2009. Interest on the agreement is accrued and paid on the quarterly basis.

As of 31st December 2005 the debt under the syndicated credit was 1,692,063, including the accrued interest. The credit is not secured by a pledge of fixed assets.

Vneshekonombank

In 1995-1996 the Ministry of Finance of the Russian Federation provided long-term funding to the Company for the purpose of purchasing telecommunication equipment from various foreign suppliers. Vneshekonombank acted as the agent crediting the Company on behalf of the Government of the Russian Federation. Euro is the currency of the agreement. As of 31st December 2005 the total amount of of the debt to Vneshekonombank was 170,419 (in 2004 it was 194,753), including the short-term part of 11,802 (7,169 in 2004) and the interest of 3,505 (3,603 in 2004). The said debt was reflected in the financial statements at depreciated cost using the effective rate of 7%. This credit is secured with a pledge of fixed assets with the book value of 78 679 (97 563 in 2004).

Information on restrictions related to getting credits and loans

Terms of credit and loan agreements impose certain obligations. One of such conditions is the obligation of the Company to meet certain criteria of financial standing.

Under the credit agreements with Kommerzbank (Eurasia) Closed Joint-Stock Company, the Company undertook to maintain the following financial indices (calculated according to the data of the financial statements made up in according to the international standards):

- *the ratio of debt under credits and loans of the Borrower to Borrower's equity capital must not exceed 1:2;*
- *the ratio of net debt under credits and loans of the Borrower to EBIDTA must not exceed 2:1;*
- *the ratio of EBITDA to net interest payments must not be less than 5:1;*
- *own funds must not be less than the equivalent of 300,000,000 euros.*

Under the credit agreement (syndicated credit) with Citibank N. A. (organizer):

1. the Company undertook to maintain the following financial indices (calculated according to the data of the financial statements made up in according to the international standards):

- *the ratio of the total amount of borrowed funds to EBIDTA must not exceed 3:1;*
- *the ratio of EBIDTA to expenses for interest payment must not exceed 4:1;*
- *the net amount of borrowed funds to net capitalization (net assets without taking into account the effect from revaluation of assets, goodwill, dividends, minority share and allowances for tax payment) must not exceed 1.*

2. Restrictions for transactions are introduced:

- *sum total of assets sale transactions for a year < 10% of assets;*
- *acquisition of other companies for a year < 50,000,000 euros;*
- *investment programme for a year < 200,000,000 euros;*
- *issued loans and guarantees < 10,000 euros.*

Besides the obligations related to maintaining the financial standing of the Company according to the said financial indices, there are valid agreements that contain the following reservations, which may result in an early repayment of a debt:

Credit agreement with Kommerzbank (Eurasia):

- *change of the owner of over 50% of the stock in the authorized capital of the Company;*
- *signs of bankruptcy;*
- *total debt to third parties exceeding 300,000 is past-due by more than 15 days.*

Credit agreement with Reiffeisen Bank Austria:

- *absence of a court decision and/or a threat of court proceedings for an amount exceeding 50,000;*
- *total debt to third parties exceeding 50,000 is not repaid in time;*
- *signs of bankruptcy;*
- *liquidation or reorganization of the Company;*
- *undisputable writing off or seizure of property worth of more than 50,000 US dollars;*
- *alienation, pledge or use of property worth of more than 5,000,000.*

Credit agreement with Vneshekonombank:

- *reorganization of the Company,*
- *failure to fulfil the obligations under the agreement within a month.*

Information on restrictions related to getting credits and loans (continued)

Credit agreement with ACB Bank of Moscow

The Creditor may demand early repayment of an issued loan if:

- *a reorganization of the Borrower takes place, which, in the opinion of the Creditor, influences Borrower's capacity to fulfil its obligations in due manner;*
- *an action on insolvency (bankruptcy) is brought against the Borrower, and voluntary liquidation of the Borrower or preparation for voluntary liquidation of the Borrower is announced;*

Credit agreement with ACB RF Savings Bank (Sbernank):

- *The amount of monthly receipts on the settlement account of the Company must be more than 500,000.*

Bonds

The change of the debt under bonds for the years expiring on 31st December 2005 and 2004 is presented below:

Bonds to be paid as of 31st December 2003	1 010 685
Payment of the 1st bonded loan	(300 000)
Repeated floatation of redeemed bonds of the 2nd loan with a bonus of 39,395	789 395
Bonus depreciation	(16 729)
Depreciation of the expenses for organization and floatation	16 937
Bonds to be paid as of 31st December 2004	1 500 288
Issue of the 3rd bonded loan	3 000 000
Expenses for organization and floatation	(27 252)
Depreciation of the expenses for organization and floatation	28 698
Bonus depreciation	(22 666)
Bonds purchased under the offer of the second bonded loan	(61 627)
Floatation of bonds redeemed under the offer of the second bonded loan	61 627
Bonds to be paid as of 31st December 2005	4 479 068

As of 31st December 2005, Company's bonds of the 2nd and 3rd loans were in circulation. Bonds of the 2nd loan have 16 coupons, 8 of which were retired as of 31st December 2005. The rate from the 9th to the 16th coupon was established at 7.5% per annum. The face value of the bonds is retired by piece-meal on the following dates: 30% - 4th October 2006, 30% – 4th April 2007, 40% - 3rd October 2007, 1456 days after floatation. As an offer was possible, the debt under this bonded loan was classified as the current part of the long-term debt as of 31st December 2004.

In March 2005 the Company had registered an issue of 3,000,000 documentary coupon bonds with the face value of 1000 roubles each with 24 interest-bearing coupons, with payment every 91 days, starting from the 91st day from the day of the start of bonds floatation. The coupon interest rate has been established at 9.25% per annum. The Board of Directors will establish the coupon interest rate from the 13th to the 24th before February 2008. Retirement of the bonds is expected in February 2011, i.e. 2184 days from the day of floatation. The face value of the bonds is retired by piece-meal on the following dates: 30% - 25th February 2010, 30% – 26th August 2010, 40% - 24th February 2011. According to the terms of the loan, bond holders are entitled to early retirement in February 2008.

26. Debts under credits and loans (continued)

Vendor financing

Vendor	Currency	Repayment date	Interest rate according to contract	2005		2004	
IBM Eastern Europe / Asia	USD	2006	Discount	4.	219 904	5.	598 818
OJSC AKB Svyaz-	EUR	2007-2008	7.5%	6.	89 263	7.	-
Vericel-Telecom	USD	2006	0%	8.	17 646	9.	25 625
Lucent Technologies	EUR	2006	6.6%-9%	10.	12 713	11.	32 811
Siemens	EUR	2007-2008	0%,	12.	9 309	13.	182 041
Inlain Technologies	USD	2006	LIBOR+4%	14.	8 581	15.	19 750
Iskratel	USD	2005-2006	0%,6%,6.5%	16.	7 473	17.	24 275
FGUP LONIIS	USD	2006	0%	18.	2 949	19.	5 499
Kvant-Intercom	USD,RUR	2005, 2011	0%,9%	20.	1 230	21.	2 935
Others	USD,RUR	2005-2006	0%	22.	51	23.	1 486
Elsys Kaliningrad	USD	2005	8.42%	24.	-	25.	18 284
Dialog Seti	USD	2005	0%	26.	-	27.	6 551
Total				28.	369 119	29.	918 075

The debt of LLC IBM Eastern Europe / Asia is the debt under the promissory notes issued by the Company in 2004 as security of payment for the delivery of the Amdocs Billing Suite software. As of 31st December 2005 the unamortised discount under the notes for retirement amounted to 2,643 (26,898 in 2004). As of the end of the year the outstanding debt was 219,904.

Liabilities under interest-free commercial credits as of 31st December 2005 were originally shown at fair value taking into account the discount rate from 7% to 8.2%. Later, the said liabilities were shown at depreciated value.

Promissory notes

In the period from 2000 to 2003 the Company issued promissory notes for the purpose of funding the current activities and restructuring the liabilities. The issued promissory notes are recorded at depreciated value using the following effective interest rates: 23% - under promissory notes in roubles, 6-8.5% - under promissory notes in US dollars and 9.7% - under promissory notes in euros.

27. Finance lease liabilities

The Company leases telecommunication equipment and motor vehicles under agreements of financial leasing. The sum total of future minimum rent payments under agreements of financial leasing and the discounted value of minimum rent payments as of 31st December 2005 and 2004 are presented below:

	2005		2004	
	Minimum rent payments	**Discounted value**	**Minimum rent payments**	**Discounted value**
Current part	**281 487**	**189 216**	341 208	205 206
Over 1 year and up to 5 years	**374 584**	**302 121**	647 865	485 426
Total minimum rent payments	**656 071**	**491 337**	989 073	690 632
Less financial expenses	**(164 734)**		(298 441)	
Discounted value of minimum rent payments	**491 337**	**491 337**	690 632	690 632
Less short-term part of financial lease liabilities	**(189 216)**		(205 206)	
Finance lease long-term liabilities	**302 121**	**302 121**	485 426	485 426

28. Liabilities under finance lease agreements (continued)

In 2005 and 2004 Company's main lessors were OJSC RTK-Leasing and OJSC Leasing-Telecom. The effective interest rate under the said liabilities was 13% to 45% per year in 2005 (21% to 45% per year in 2004).

OJSC RTK-Leasing purchases telecommunication equipment from Russian and foreign suppliers and leases it out under lease contracts. Company's liabilities to OJSC RTK-Leasing under such contracts as of 31st December 2005 amounted to 571,914 (842,846 in 2004), of which 422,154 (578,635 in 2004) were the principal debt and 149,760 (264,211 in 2004) were the accrued interest).

Under the contracts made with OJSC RTK-Leasing, the lessor is entitled to change the schedule of future rent payments in case of a change of certain macroeconomic conditions, e.g. the refinancing rate of the RF Central Bank.

OJSC Leasing-Telecom mainly purchases transport facilities from Russian and foreign suppliers and leases them out under leasing contracts. Company's liabilities to OJSC Leasing-Telecom under such contracts as of 31st December 2005 amounted to 68,338 (106,076 in 2004), of which 54,869 (79,544 in 2004) were the principal debt and 13,469 (26,533in 2004) were the accrued interest).

Liabilities under financial lease contracts amounting to 9,307 and 29,322 as of 31st December 2005 and 2004 respectively were expressed in foreign currencies, mainly in US dollars and euros.

29. Accounts payable, expenses charged and advances received

Accounts payable, expenses charged and advances received as of 31st December 2005 and 2004 included:

	2005	2004
Accounts payable in respect of wages and compensation pays	**628 935**	744 359
Trade accounts payable	**454 493**	238 576
Subscribers' advances	**348 719**	351 472
Settlements with equipment suppliers and contractors for capital construction	**113 535**	676 454
Other accounts payable	**68 779**	48 622
Total	**1 614 461**	2 059 483

As of 31st December 2005 accounts payable to suppliers and contractors amounting to 40,052 (240,620 in 2004) were expressed in foreign currencies, mainly in US dollars and euros.

Other accounts payable include the debt related to voluntary property insurance, trade union fees and agency accounts payable.

30. Taxes payable

As of 31st December 2005 and 2004 the Company recognized the following taxes payable:

	2005	2004
Value added tax	**364 937**	496 015
Single social tax	**213 862**	199 154
Property tax	**90 540**	85 930
Tax on income of individuals	**20 733**	23 698
Other taxes	**3 860**	4 894
Profit tax	**304**	155 122
Total	**694 236**	964 813

Value added tax of 245,149 thousand roubles (352 060 thousand roubles in 2004) is payable to tax authorities only after payment is received from buyers or after the respective accounts receivable are written off.

31. Pension plans and remunerations to employees

Besides the deductions to the RF Pension Fund, the Company also provides non-government pensions to its employees, using plans of benefits upon completion of their labour activities.

Pension plans with fixed pays

Pension plans with fixed pays are used for most of the participants. A pension plan with fixed pays provides for retirement and disability pension provision. A condition of the retirement pension provision is reaching the age, which entitles a person to a state retirement pension - at the moment it is 55 years of age for women and 60 years for men. The amount of the benefits is calculated according to a special formula. Under that formula, for each regional branch of the Company the pension depends on a number of parameters, including the relative amount of employees salary and their service record with the Company as of the moment of retirement. This scheme takes effect only provided the employee is working for the Company at the moment of reaching the retirement age.

The activities related to non-government provision of pensions according to pension plans with fixed pays are dealt with by the Telecom-Soyuz non-government pension fund, which is a related-party of the Company (Note 33).

Apart from that, the Company has a number of long-term liabilities related to privilege benefits to employees with fixed pays, among other things, death benefits and lumpsum retirement pays.

Besides, the Company provides extra financial aid in the form of fixed retirement and disability pays for the retired.

As of 31st December 2005 the Company had 27,647 working participants of the pension plan with fixed pays and 289 pensioners entitled to remuneration upon completion of their labour activities and to a pension benefit (34,652 and 308 respectively as of 31st December 2004).

32. *Pension plans and remunerations to employees (continued)*

Pension plans with fixed pays (continued)

As of 31st December 2005 and 2004 Company's liabilities under pension plans with fixed pays, net, were formed as follows:

	2005	2004, as restated (see *Note 2*)
Discounted value of liabilities under plans with fixed pays	**1 817 541**	1 396 485
Fair value of assets of the plan	**(136 885)**	(66 960)
Discounted value of non-funded liabilities	**1 680 656**	1 329 525
Non-recognized value of past services	**172 709**	217 128
Non-recognized actuary profits (losses)	**(694 318)**	(391 733)
Total liabilities in respect of pension provision in balance sheet, net	**1 159 047**	1 154 920

As of 31st December 2005 the management estimated the average remaining time of employees' work till retirement as 7 years (12 years in 2004).

During 2005 and 2004 the expenses under plans with fixed pays, net, amounted to:

	2005	2004, as restated (see *Note 2*)
Value of current services	**105 477**	122 000
Value of interest	**129 274**	162 812
Expected income for assets of the plan	**(10 359)**	(30 036)
Depreciation of the value of past services – non-guaranteed part	**49 740**	52 619
Effect of sequestration or final settlement under the plan	**(9 260)**	26 459
Recognized actuary profit	**(6 565)**	-
Value of past services recognized at the moment of payment	**22 020**	-
Total expenses under plans with fixed pays, net	**280 327**	333 854

The expenses under plans with fixed pays were included in the line "Wages, other pays and social deductions" of the consolidated profit and loss report.

During 2005 and 2004 the liabilities flow under plans with fixed pays, net, was accounted for by the following factors:

	2005	2004, As restated (see *Note 2*)
Pension provision liabilities as of 1st January, net	**1 154 920**	832 777
Expenses under plans with fixed pays, net	**280 327**	346 811
Pension liabilities added as a result of companies merger	**-**	110 771
Contributions	**(276 200)**	(135 439)
Pension provision liabilities as of 31st December, net	**1 159 047**	1 154 920

As of 31st December 2005 and 2004 the actuary assumptions in respect of pension liabilities under plans with fixed pays were as follows:

	2005	2004
Discount rate	7%	9.18%
Expected profitability for assets of the plan	7.05%	9.33%
Future increase in the salary	8.15%	9.18%
Relative increase in the salary (promotion)	1%	1%
Rate used in the calculation of the annua value	6%	6%
Increase in financial support	5%	6%
Percentage of employees leaving the Company	10%	5%
Mortality tables (source of data)	USSR - 1985-86	Russia - 1998

During 2005 and 2004 the assets flow under plans with fixed pays, net, was accounted for by the following factors:

	2005	2004, as restated (see *Note*
Fair value of the assets of the plan as of 1st January	**66 960**	274 598
Actual income for assets of the plan	**8 482**	6 073
Contributions of the employer	**275 610**	135 439
Assets of the plan received as a result of subsidiaries acquisition	**-**	41 332
Pensions paid	**(214 167)**	(390 482)
Fair value of the assets of the plan as of 31st December	**136 885**	66 960

Actual income for the assets of the pension plan for 2005 amounted to 7.64%.

As of 31st December 2005 the fair value of the assets of the plan included shares of the Company making 0.06% of the sum total of the assets (in 2004 assets of pension plans did not include financial instruments of the Company).

Long service and jubilee bonuses paid to employees

The Company has a number of liabilities to pay long service and jubilee bonuses to employees As of 31st December 2005 and 2004 the Company's liabilities to employees were as follows:

	2005	2004, as restated (see *Note 2)*
Long service bonus	**110 213**	47 295
Jubilee bonus	**32 693**	26 425
Total liabilities	**142 906**	73 720

33. Income

By types of income	2005	2004, as restated (see *Note 2)*
Local phone calls	**8 129 287**	5 582 458
Long-distance phone calls	**5 087 467**	4 184 802
International phone calls	**1 531 418**	1 368 668
Services to Russian telecommunication operators	**1 124 046**	809 428
New services (Internet, ISDN, ADSL, IP-telephony)	**1 097 808**	688 827
Other communication services	**1 027 737**	785 350
Installation and connection fee	**747 618**	630 953
Broadcasting and telecasting	**329 136**	231 463
Data transmission services and telematic services	**288 094**	197 976
Provision of telephone channels for use	**263 409**	110 860
Document telecommunication	**49 640**	58 136
Cellular communication services	**9 836**	26 865
Other income	**856 418**	779 343
Total	**20 541 914**	15 455 129

The Company recorded realization by the following basic groups of clients:

By groups of clients	2005	2004, as restated (see *Note 2*)
Residential customers	**12 195 232**	8 032 289
Corporate customers	**6 708 207**	5 305 977
Government customers	**1 637 190**	1 112 094
Budget – tariff compensation	**1 285**	1 004 769
Total	**20 541 914**	15 455 129

34. Other operating expenses, net

	2005	2004, as restated, *(see Note 2)*
Contributions to the Non-proft partnership	**144 099**	128 042
Deductions to the universal servicing reserve	**142 516**	-
Expenses for agent's fees	**136 608**	55 836
Travelling and hospitality expenses	**84 854**	51 532
Expenses for advertising	**78 824**	60 623
Mail expenses	**74 184**	49 233
Membership fees, cultural events	**58 927**	38 047
Expenses for training	**34 079**	30 407
Charity and sponsorship	**25 798**	33 317
Deductions to the bodies of supervision over the activities of the communication industry	**-**	44 462
Other expenses	**113 145**	231 818
Total	**893 034**	723 317

In 2005, in compliance with the Law On communication and according to the procedure established by the Resolution of the Government of the Russian Federation of 21st April 2005 No. 243 the Company made deductions to the univesrsal servicing reserve obligatory for communication operators. The amount of the deductions was established as 1.2% of the difference between the income from provided communication services in the public use network and the income from provided interconnection services and traffic transmission services in the public use network.

35. Interest expenses, net

	2005	2004
Interest income	**(95 443)**	(12 954)
Interest expenses	**714 724**	320 895
Interest expenses accrued under finance leases	**139 157**	136 784
Less: Capitalized interest (Notes 6 and 7)	**(163 284)**	(118 928)
Total	**595 154**	325 797

36. Profit tax

The profit tax for the years that expired on 31st December 2005 and 2004 included:

	2005	2004, as restated (see *Note 2*)
Current profit tax expenses	**882 076**	680 751
Deferred profit tax income	**(304 275)**	(286 774)
Total profit tax expenses	**577 801**	393 977
Current profit tax expenses	**885 076**	626 884
Extra charge of profit tax of previous years in the current period	**(3 000)**	53 867
Total current profit tax expenses	**882 076**	680 751
Deferred tax income related to time differences	**(304 275)**	(286 774)
Total deferred profit tax expenses (income)	**(304 275)**	(286 774)
Total profit tax expenses for the year	**577 801**	393 977

Correspondence between the theoretical and actual profit tax is presented in the following table:

	2005	2004, as restated (see *Note 2*)
Profit before taxes and shares of the minority	**1 988 668**	1 066 477
Official profit tax rate	**24%**	24%
Theoretical value of profit tax at official rate	**477 280**	255 955
Increase (decrease) as a result of the following factors		
Non-taxable income	**(14 319)**	(174 021)
Expenses not reducing the taxable profit	**324 692**	304 452
Deferred tax asset recognized under liabilities under the pension plan with fixed pays	**(207 428)**	-
Other factors	**(2 425)**	7 591
Total profit tax at the effective tax rate (29%) (37% in 2004)	**577 801**	393 977

In December 2005 the Company changed the terms of the agreement with NPF Telecom-Soyuz (Note 33), the organization providing to OJSC North-West Telecom the services of implementing pension plans with fixed pays. In the framework of the said changes, Company's contributions to the non-governmental pension fund started being recorded on employees' personal accounts. Respectively, the Company got the right of including the corresponding expenses that did not decrease the taxable base in the expenses that are not subject to profit tax. In the light of this fact, in 2005 the Company recognized a deferred tax asset of 207,428 under the liabilities in the framework of the pension plan with fixed pays implemented by NPF Telecom-Soyuz.

An explanation of the amounts of deferred tax assets and liabilities as of 31st December 2005 and 2004, as well as their flow for the year 2005, are presented below:

	2005	2004, as restated (see *Note 2*)
Tax effect from deferred tax assets:		
Accounts payable, charged expenses and received advances	**205 544**	176 702
Pension commitments and other long-term pays to the personnel	**207 428**	-
Accounts receivable	**13 725**	103 809
Financial leasing liabilities	**25 474**	-
Other	**-**	2 436
Total deferred tax assets	**452 170**	282 947
Tax effect from deferred tax liabilities:		
Fixed assets	**(1 620 599)**	(1 761 288)
Investments in associated companies and financial investments	**(1 865 208)**	(1 328 449)
Intangible Assets	**(38 816)**	(22 673)
Financial leasing liabilities	**-**	(955)
Other	**(65)**	(11 486)
Total deferred tax liabilities	**(3 524 688)**	(3 124 851)
Total net deferred tax liabilities (assets)	**(3 072 518)**	(2 841 904)

The flow of net deferred tax assets (liabilities) for the years 2005 and 2004 is presented below:

	2005	2004 as restated (see *Note 2*)
Deferred tax liabilities as of 1st January, net	**(2 841 904)**	(2 341 777)
Income in respect of deferred taxes	**304 275**	286 774
Deferred tax related to a change in the fair value of financial investments available for sale	**(532 724)**	(183 667)
Deferred tax related to acquired subsidiaries	**(2 165)**	(601 820)
Deferred tax related to disposal of financial investments	**-**	(1 414)
Deferred tax assets (liabilities) as of 1st December, net	**(3 072 518)**	(2 841 904)

37. Profit (loss) per share

Profit per share is calculated as shareholders' net profit for the period, divided by the average weighted number of the shares that have been in circulation for the year, less the average number of common shares redeemed and retained by the Company (Note 18).

Calculation of the basic and diluted profit (earnings) per common and preferred share is presented below (profit per share is stated in roubles):

	2005	Note 2)
Weighted average number of issued preferred shares (thousands)	**250 369**	214 076
Weighted average number of issued common shares (thousands)	**881 045**	772 100
Adjustment by the weighted average number of redeemed own shares (thousands)	**(6 813)**	(3 894)
Weighted average number of issued common and preferred shares (thousands)	**1 124 601**	982 282
Net profit	**1 410 867**	672 500
Earnings per share (basic/diluted)	**1,25**	0,68

The Company has no financial instruments convertible into common shares, respectively, diluted profit per share is equal to the basic profit per share.

38. Dividends stated and proposed for payment

The amount of dividends to be paid to shareholders is approved by the annual meeting of the shareholders upon recommendation of the Board of Directors. Profit allocated for the payment of dividends is restricted to the porfit determined in compliance with the Federal Law On Joint-Stock Companies and on the basis of the data of accounting prepared in compliance with the Federal Law On Book-Keeping and the Provisions on Book-Keeping and Accounting in the Russian Federation.

Dividends stated in 2005 based on the results of 2004

The general meeting of the shareholders approved the following amounts of dividends based on the results of the operation for 2004:

Dividend on common shares: 0.248 roubles per share	218 532
Dividend on preferred shares: 0.468 roubles per share	117 423
Total	335 955

Dividend approved for payment at the annual meeting of the shareholders after the reporting date (Note 35)

Dividend on common shares: 0.265 roubles per share	**233 477**
Dividend on preferred shares: 0.652 roubles per share	**163 241**
Total	**396 718**

39. Operating lease

As of 31st December 2005 and 2004 the minimum rent payments under contracts of uncancellable operating lease were distributed by the years of payment as follows:

	2005	2004
Current part	**171 052**	237 646
From 1 to 5 years	**205 526**	237 645
Over 5 years	**-**	-
Total	**376 578**	475 291

40. Operating lease (continued)

The amount of Company's expenses related to operating lease and recorded in the line "Lease of premises and other property" and the line "Expenses related to services of communication operators" of the consolidated profit and loss report amounted to 225.354 (140.181 in 2004) and 203.581 (122.307 in 2004).

	2005	2004
Rent of premises	**158 426**	90 011
Lease of communication channels from Russian operators	**126 200**	50 503
Lease of other property	**66 928**	50 170
Lease of communication channels from OJSC Rostelecom	**77 381**	71 804
Total	**428 935**	262 488

41. Contingent liabilities and operation risks

Company activities conditions

The Russian economy, while deemed to be of market status, continues to display certain traits more characteristic of that of a market in transition. These characteristics include the relatively high inflation rate, the existence of currency controls, which cause the national currency to be illiquid outside of Russia, as well as other peculiarities. The stability of the Russian economy is significantly impacted by the government's policy and actions with regard to administrative, legal, and economic reforms.

The management cannot predict what effect changes in fiscal, political or tariffing policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments, the need in which might result from these uncertainties. Related effects will be reported in the financial statements, as they become known and estimable.

Taxation

Russia's legislation on taxation, currency transactions and customs allows various interpretations and is often changed. The interpretation of such laws by the Company management as applied to Company's operations and activities can be disputed by respective regional or federal authorities. The recent events that have taken place in the Russian Federation show that tax authorities may take a tougher stand in interpreting the legislation and checking tax settlements. As a consequence, tax authorities may present claims in respect of transactions and accounting methods, to which they had had no claims before. As a result, significant extra taxes, penalties and fines may be charged. It does not seem possible to determine the amounts of claims for possible actions that, however, have not been presented, or to evaluate the probability of an adverse outcome. Tax audits may cover three calendar years of activities immediately preceding the year of audit.
Under certain conditions, earlier periods can be audited, too.

Claims of tax authorities

In the opinion of the management, Company's tax liabilities for the current and previous periods were calculated correctly and fully recorded in the financial statements. However, taking into account the recent tax audits of the activities of other companies of the Svyazinvest Group, the management believes that there is a risk of serious claims of tax authorities in respect of the issues of tax legislation permitting ambiguous interpretation, among other things, settlements between communication operators for inter-network connection services. The management believes that the Company has quite weighty arguments for a successful outcome of any possible tax disputes. However, taking into account the lack of a sufficient legal practice in respect of such claims, the outcome of possible court examinations is uncertain to a significant extent.

Insurance

During 2005, the Company did not maintain insurance coverage on a significant part of their property, plant and equipment asset bases, business interruption losses risks, or third party liability in respect of property or environmental damage arising from accidents or other incidents related to the Company's property or relating to the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that the loss of destruction of certain assets could have an adverse effect on the Company's operation and financial position.

Judiciary system

The Russian judiciary system is characterized by: (1) inconsistencies between and among laws, decrees, and governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities.

The management of the Company is unable to estimate what developments may occur in respect of the Russian judiciary system or the resulting effect of any such developments on the Company's financial condition or future operations. In the foreseeable future the activities of the Company can be subject to the effect of court reform factors. The enclosed financial statements do not include any adjustments that might result from resolving these uncertainties.

Litigations

For a year the Company took part (both as plaintiff and as defendant) in several court proceedings that arose in the course of normal financial and economic activities. In the opinion of the Company's management, at the moment there are no current court examinations or lawsuits that might have material effect on the operation results or financial standing of the Company and that have not been recognized or disclosed in these consolidated financial statements.

Licenses

The bulk of Company's income has been gained from financial and economic transactions effected in compliance with the licenses issued by the Ministry of Communication and Informatization of the Russian Federation. The validity periods of the basic operating licenses and additional licenses expire in the period from 2006 till 2013. The management considers that there are no grounds preventing the available licenses from being prolonged or causing some of them to be suspended or cancelled.

Suspension of the validity of the basic licenses of the Company for the provision of services in the field of communications or impossibility to prolong some or all licenses may have a material adverse effect on the results of the financial and economic activities of the Company.

It is also known that the RF Government is planning to intensify the competition in the telecommunications industry, for which purpose it may issue extra licenses for providing long-distance and international communication services to other operators. At the moment it is impossible to determine probable consequences, if any, of such changes for the results of the financial and economic activities of the Company.

Sureties issued

The Company has acted as the surety for third parties for the total amount of 695,148 (754,438 in 2004). The Company's management does not expect that any essential liabilities will arise in connection with the said guarantees.

Deductions to the universal servicing reserve

The standards and regulations of the industry that were in effect as of 31st December 2005 did not establish detailed methods of calculating the amount of deductions, because of which an ambiguity in determining the calculation base may arise, which causes a risk of incorrect determination by the Company of the value of deductions to the universal servicing reserve.

42. Deferred contractual liabilities

Capital investment liabilities

As of 31st December 2005 and 2004 the contractual liabilities of the Company under investments in upgrading and expansion of the network amounted to approximately 22,918 and 252,312 respectively.

Liabilities of fixed assets acquisition

As of 31st December 2005 and 2004 Company's contractual liabilities of fixed assets acquisition amounted to 11,739 and 66,353 respectively.

43. Related-party settlements and transactions

For the purposes of these financial statements, parties, one of which is able to control or to essentially influence operational and financial decisions of the other party, are considered as related parties. When deciding whether some parties are related parties, the content of the parties' relations must be taken into account, not just their legal form.

Related parties may enter into transactions that would not be effected between non-related parties. Prices and terms of such transactions may differ from prices and terms between non-related parties.

The nature of relations with the related parties, with which the Company effected considerable operations or had a significant balance as of 31st December 2005, is disclosed below:

Sale of services

For the years ending on 31st December 2005 and 2004 the Company provided services to the following related parties:

Related party	Nature of relations	Type of sales	Price determination method	2005	2004
Rostelecom OJSC	Svyazinvest Group company	Communication services, income from passing incoming long-distance traffic to operator's network	Normal commercial terms	**819 018**	675 704
Svyazinvest Group companies		Communication services	Normal commercial terms	**41 389**	-
OJSC Telecominvest Group companies		Communication services, rent of nonresidential premises	Normal commercial terms	**668 138**	571 534
WestBalt Telecom CJSC	Associated company	Communication services	Normal commercial terms	**6 758**	11 080
Insurance CJSC Medexpress	Associated company	Communication services	Normal commercial terms	**1 329**	902
Other				**2 202**	1 033
Total				**1 538 834**	1 260 253

Purchases

In 2005 and 2004 the Company purchased goods, products, services, fixed assets and other assets from the following related parties:

Related party	Nature of relations	Types of purchases	Price determination method	2005	2004
Rostelecom OJSC	Svyazinvest Group company	Communication services	Normal commercial terms	**2 864 008**	2 420 086
Svyazinvest Group companies		Communication services, reference and information services, advertising	Normal commercial terms	**48 653**	2 769
Non-profit partnership	Svyazinvest Group company	Communication services, reference and information services, advertising	Normal commercial terms	**144 099**	128 042
OJSC Telecominvest Group companies		Communication services, rent of nonresidential premises	Normal commercial terms	**677 771**	256 008
Insurance CJSC Medexpress	Associated company	Insurance services	Normal commercial terms	**75 657**	104 025

Other				63 916	17 312
Total				**3 874 104**	2 928 242

44. Related-party settlements and transactions (continued)

Accounts receivable

The Company's accounts receivable from related parties as of 31st December 2005 and 2004 comprised the following:

Related party	Nature of relations	Type of accounts receivable	Price determination method	2005	2004
Rostelecom OJSC	Svyazinvest Group company	Communication services	Normal commercial terms	**2 469**	6
Svyazinvest Group companies		Communication services, information services, advertising	Normal commercial terms	**247 996**	-
OJSC Telecominvest Group companies		Communication services, rent of nonresidential premises	Normal commercial terms	**67 051**	59 961
Other				**855**	201
Total				**318 371**	60 168

Accounts payable

As of 31st December 2005 and 2004 accounts payable to related parties amounted to:

Related party	Nature of relations	Type of accounts payable	Price determination method	2005	2004
Rostelecom OJSC	Svyazinvest Group company	Communication services	Normal commercial terms	**146 282**	159 245
Insurance CJSC Medexpress	Associated company	Insurance services	Normal commercial terms	**9 418**	3 763
OJSC Telecominvest Group companies		Communication services, rent of nonresidential premises	Normal commercial terms	**88 125**	96 666
Other				**3 213**	347
Total				**247 038**	260 021

OJSC Svyazinvest

The parent company of OJSC North-West Telecom – OJSC Svyazinvest – was wholly owned by the Russian state until July 1997 when the Government of the Russian Federation sold 25% plus one share of OJSC Svyazinvest to private investors.

An effectively operating telecommunications and data transmission network is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has exercised and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC Svyazinvest. It has general authority to regulate tariffs and does regulate local and intraareal telephone communication tariffs. In addition, the Ministry of Communications and Informatization of the Russian Federation has control over the licensing of providers of telecommunications services.

Rostelecom OJSC

OJSC Rostelecom, a majority-owned subsidiary of OJSC Svyazinvest, is the primary provider of long-distance and international telecommunications services in the Russian Federation. In 2005 long-distance and international telephone communication services were provided to subscribers on behalf of OJSC North-West Telecom. The income gained from subscribers was the income of the Company. Besides, the Company incurred expenses for the payment for OJSC Rostelecom's services for the transmission of long-distance and international traffic. The said expenses are included in the expenses related to ensuring the transmission of long-distance and international traffic. From 1st January 2006 new contractual relations between OJSC North-West Telecom and OJSC Rostelecom took effect (see Note 35).

Non-Profit Partnership Centre for Research of Telecommunications Development Problems

The non-commercial partnership Centre for Research of Telecommunications Development Problems (hereinafter referred to as "Partnership") is an entity related to OJSC Svyazinvest. The Company has an agreement with the Partnership, under which the former provides to the latter financing for mutually beneficial projects undertaken on behalf of the Company and its subsidiaries and other related parties of Svyazinvest. Payments to the Partnership included in other operating expenses in the enclosed consolidated profit and loss report for the year that ended on 31st December 2005 amounted to 144,099 (128,042 in 2004).

NPF Telecom-Soyuz

In 2004 the Company made agreements with the non-governmental pension fund NPF Telecom-Soyuz (Note 23), which is a related party of OJSC Svyazinvest. Under these Agreements the Company is obliged to pay fixed fees agreed upon by the parties annually. The total amounts of the fees for non-governmental pension insurance paid by the Company in 2005 amounted to 258,525 (122,624 in 2004). The amount of the fees planned for 2006 is 165,785.

Transactions with government organizations

Government organizations are a significant element in the Company's customer base, purchasing its services both directly through numerous state authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 5% of gross trade accounts receivable as of 31st December 2005 (6% in 2004). The amount outstanding from government subscribers as of 31st December 2005 was 87,131 (116,616 in 2004).

Remuneration paid to the key management staff

The key management staff consists of members of the Management Board and the Board of Directors of the Company, whose number was 22 as of 31st December 2005 and 2004. The total amount of the remuneration paid to the key management staff shown in the profit and loss report within the item "Wages, other pays and social deductions" for the year expiring on 31st December 2005 was 41,094 (37,155 in 2004).

The remuneration paid to the key management staff consists of a salary stipulated by the contract, a bonus depending on the results of the economic activities and expenses for non-governmental pension provision.

45. Financial instruments

The key financial instruments of the Company include bank credits, financial lease (leasing), as well as cash and short-term deposits. The main purpose of these instruments is to attract funding of Company's operations. The Company has other financial assets and liabilities, such as the trade accounts receivable and accounts payable, which arise in the course of its operating activities.

Currency risk

Currency risk is the risk of adverse effect of a change in the currency exchange rate on the financial results of the Company. Liabilities expressed in a foreign currency (Notes 19, 20 and 21) show that there is a potential currency risk.

The Company does not use such financial instruments as currency forward contracts and currency options for management of such risks.

As of 31st December 2005 Company's liabilities to the amount of 2,294,617 (1,222,997 in 2004) were expressed in foreign currencies, including liabilities in US dollars worth of 287,864 (775,857 in 2004) and in euros worth of 2,006,753 (447,140 in 2004).

For the period from 1st January 2005 till 31st December 2005 the Russian rouble to US dollar exchange rate decreased by approximately 4% and the rouble to euro rate increased by less than 10%. Possible decrease of the Russian rouble exchange rate will result in a growth of the actual value of borrowings for the Company and will hamper attracting borrowed funds, including that for refinancing the existing debt instruments.

Interest rate risk

This risk is related to fluctuations in interest rates, which may have an adverse effect on financial results of the Company.

Interest risk is generally related to floating rate debts denominated mostly in US Dollars and Euros. As of 31st December 2005 approximately 17% (100% in 2004) of all Company's borrowings were floating rate debts.

The following table presents the carrying amount, by maturity, of the Company's financial instruments that are exposed to interest rate risk as of 31st December 2005 and 2004:

	< 1 year	1-5 years	> 5 years	Total
As of December 31, 2005				
Fixed rate				
Short-term liabilities	140 595			140 595
Long-term liabilities	2 416 534	3 038 892	108 644	5 564 070
Financial leasing liabilities	50 389	61 608		111 997
Floating rate				
Long-term liabilities	49 301	32 863		82 164
Financial leasing liabilities	154 817	423 818		578 635
As of December 31, 2004	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term liabilities	593 973			593 973
Long-term liabilities	764 118	6 422 490	59 947	7 246 555
Financial leasing liabilities	189 216	302 121		491 337
Floating rate				
Short-term liabilities	1 705			1 705
Long-term liabilities	26 762	1 695 001		1 721 763

The floating interest rate is generally determined based on the London Interbank Offered Rate (LIBOR), Frankfurt Interbank Offered Rate (FIBOR), European Interbank Offered Rate (EURIBOR), or the German Export Lending Rate (Plafond-C).

The Company does not use such financial instruments as interest swaps or forward rate agreements to hedge its interest risks.

Interest on financial instruments classified as fixed rate instruments is fixed during the entire effective period of the instrument. Other financial instruments of the Company that are not included in the above tables are interest-free and, respectively, are not exposed to the interest rate risk.

Credit risk

The credit risk consists in the fact that a partner may fail to fulfil its obligations to the Company within the agreed time, which may cause financial losses. XXX

Financial assets, in respect of which the Company has a potential credit risk, are mainly related to accounts receivable of buyers and customers. Book value of accounts receivable less the doubtful debt allowance is the maximum amount exposed to the credit risk.

The company has no serious concentration of a credit risk, as the clients base of the Company is quite big and constant procedures of control over the solvency of subscribers and other debtors are implemented. A part of accounts receivable are due from governmental and other non-profit organizations. The possibility of receiving these accounts receivable is influenced by political and economic factors, however, in the opinion of the management, as of 31st December 2005 the Company had no risk of serious losses, for which respective allowances would not have been provided for.

The company is depositing free cash with a number of Russian commercial financial institutes, including the related party OJSC ACB Svyaz-Bank. Deposits with banks operating in the Russian Federation are not secured by insurance. The management regularly analyzes the financial standing of OJSC ACB Svyaz-Bank, in which Company's money and deposits are placed, and considers that the possibility of claiming them is sufficiently guaranteed.

Fair value of financial instruments

Fair value of financial instruments is the amount, for which a financial instrument can be exchanged in the process of a transaction between interested parties at a certain moment (except for forced sale or liquidation). The best confirmation of fair value are market prices.

	2005		2004	
Type of financial instruments	**Book value**	**Fair value**	**Book value**	**Fair value**
Financial assets				
Financial investments in associated companies	**92 215**	**92 215**	85 046	85 046
Long-term financial investments held-to-maturity	**-**	**-**	8 000	8 000
Long-term financial investments available-for-sale	**7 796 831**	**7 796 831**	5 585 932	5 585 932
Long-term accounts receivable	**8 434**	**8 434**	6 554	6 554
Long-term issued loans	**25 180**	**25 180**	30 585	30 585
Accounts receivable	**1 181 806**	**1 181 806**	1 173 279	1 173 279
Short-term financial investments held-to-maturity	**1 042 626**	**1 042 626**	7 366	7 366
Cash and cash equivalents	**152 091**	**152 091**	253 389	253 389
Total	**10 299 183**	**10 299 183**	7 150 151	7 150 151
Financial obligations				
Long-term credits and loans	**4 061 291**	**4 061 291**	2 781 040	2 781 040
Long-term bonded loans	**4 029 068**	**4 130 115**	-	-
Long-term acceptance loans	**28 239**	**28 239**	39 037	39 037
Long-term commercial credits	**58 840**	**58 840**	360 322	360 322
Long-term liabilities under financial leasing	**302 121**	**302 121**	485 426	485 426
Accounts payable	**2 470 909**	**2 470 909**	3 201 819	3 201 819
Short-term credits and loans	**595 678**	**595 678**	140 595	140 595
Short-term part of credits and loans	**16 241**	**16 241**	392 494	392 494
Short-term part of bonded loans	**450 000**	**445 635**	1 500 288	1 545 000
Short-term part of acceptance loans	**15 704**	**15 704**	15 300	15 300
Short-term part of commercial credits	**310 024**	**310 024**	557 753	557 753
Short-term part of liabilities under financial leasing	**189 216**	**189 216**	205 206	205 206
Total	**12 527 331**	**12 624 013**	9 679 280	9 723 992

46. Events after the Reporting Date

New provisions of the Federal Law On Communication take effect

The Federal Law On Communication adopted in 2004 serves as the legislative base to the reform of Russia's telecommunications industry. For the Law On Communication to take effect, the Government of the Russian Federation approved a number of statutory acts regulating the connection of communication networks, provision of the services of local, intraareal, long-distance and international communication, licensing terms, etc. The transition to the new system of relations between communication operators starting from 1st January 2006 is related to these new requirements of the Russian legislation.

Starting from 1st January 2006, a number of statutory acts provided for by the Federal Law On Communication are taking effect:

- *Resolution of the Government of the Russian Federation of 28th March 2005 No. 161 that approved the Rules of Telecommunication Networks Connection and Interaction (with amendments and additions of 30th June and 29th December 2005);*
- *Resolution of the Government of the Russian Federation of 18th May 2005 No. 310 that approved the Rules of Providing the Services of Local, Intraareal, Long-distance and International Telephone Communication (with amendments and additions of 30th June and 29th December 2005);*
- http://www.minsvyaz.ru/site.shtml?id=3294 *(with amendments and additions of 24th October 2005);*
- *Order of the RF Ministry of Communication and Informatization of 8th August 2005 No. 97 "On Approving the Requirements for the Construction of a Public Use Telephone Communication Network";*
- *Order of the RF Ministry of Communication and Informatization of 8th August 2005 No. 98 "On Approving the Requirements for the Procedure of Traffic Transmission in a Public Use Telephone Communication Network";*
- *Resolution of the Government of the Russian Federation of 19th October 2005 No. 627 "On State Regulation of the Prices for Connection and Traffic Transmission Services Provided by Operators Having an Important Position in the Public Use Telephone Communication Network";*
- *Resolution of the Government of the Russian Federation of 24th October 2005 No. 637 "On State Regulation of the Rates for the Services of Publicly Available Telecommunications and Publicly Available Mail Communication";*
- *Order of the RF Ministry of Communication and Informatization of 26th July 2005 No. 87 "On Considering Certain Acts of the Ministry of Communication of Russia as Having Become Null and Void".*

Change in the scheme of interaction with OJSC Rostelecom in 2006

Starting from 1st January 2006, a number of statutory acts provided for by the Federal Law On Communication and aimed at liberalization of the communication market of Russia are taking effect, which will require introducing changes to the structure of relations between communication operators, on the one hand, and between communication operators and users, on the other hand.

Before 1st January 2006 the Company provided international and long-distance telephone communication services to users on its own behalf in compliance with the earlier issued Supplement No. 1 to License No. 23227 dated 4th October 2002 for the provision of local and intraareal telephone communication services. The money received to the accounts of the Company for the said services were the income of the Company.

Under the previous system of interactions between communication operators, OJSC Rostelecom provided to the Company services of long-distance and international telephone traffic transmission. The Company invoiced local network subscribers for the provision of international and long-distance telephone communication services, using its own billing system. The Company effected settlements with OJSC Rostelecom for the services of long-distance and international traffic transmission, while OJSC Rostelecom, in its turn, paid to the Company for the provision of the call termination services. The Company effected settlements for international communication services with users at the rates established by OJSC Rostelecom and settlements for international communication services at the rates established by the Ministry of Antimonopoly Policy of Russia.

In 2006 the nature of settlements between the Company and OJSC Rostelecom must change. OJSC Rostelecom will provide the services of international and long-distance telephone communication. Proceeds and accounts receivable for the said services will be recorded within the proceeds and accounts receivable of OJSC Rostelecom.

In this connection, the Company has entered into a mixed-type agreement (containing both elements of an agency agreement and of a services provision agreement) with OJSC Rostelecom for 2006, under which it undertakes to provide to OJSC Rostelecom:

- *services of subscriber's order processing, providing to him/her/it access to services of long-distance and international communication via an immediate and ordered servicing system;*
- *services of the billing processing of long-distance and international communication services;*
- *services of preparing, forming and storing the required documents and reporting forms;*
- *agency services of payment collection from subscribers and information-and-reference servicing for and on behalf of OJSC Rostelecom;*
- *dealing with claims and lawsuits, and delivery of documents.*

Besides, an agreement has been entered into between the Company and OJSC Rostelecom as to telecommunication networks connection in a new version, under which the Company will provide to OJSC Rostelecom services of traffic transmission and get from OJSC Rostelecom the service of connection, as a result of which it becomes possible to establish a long-distance and international connection and to effect information transmission between users of interacting telecommunication networks.

The services of traffic transmission will include:

- *the service of zone termination of a call to the network of a connected operator;*
- *the service of zone termination of a call to the network of the Company;*
- *the service of zone initiation of a call;*
- *the service of zone termination of a call from the network of a connected operator.*

Change in the scheme of interaction with connected operators

In compliance with the statutory acts that took effect on 1st January 2006, the procedure of settlements with connected operators has changed significantly, too.

Prior to 1st January 2006 settlements for the services of interconnection and traffic transmission as to local telephone communication services had a unilateral nature; as to international, long-distance and intraareal telephone communication services, connected operators got a share of income from the provision of such services depending on the extent of participation in the technological process of their provision.

After 1st January 2006 the settlements have been of mutual nature and consisted of the following payments:

- *a fee for arranging an interconnect point;*
- *a fee for servicing an interconnect point;*
- *a per-minute fee for transmitted traffic.*

Thus, along with the emerging added income from interconnection and traffic transmission services, the Company has new extra expenses related to payments to operators for arrangement of interconnect points, the use of interconnect points and traffic transmission via operator's network.

Besides, the interconnection and traffic transmission services have become services, the prices for which are regulated by the state. Respectively, the procedure of setting them, including the determination of the amount of profit taken into account in such prices, is established by the respective regulatory authority. On 1st January 2006 limit prices for interconnection and traffic transmission services were introduced based on the Order of the Federal Service for Supervision in the Field of Communication No. 51 of 19th June 2006 "On Establishing Limit Prices for Interconnection and Traffic Transmission Services of OJSC North-West Telecom.

Status of the essential operator

In compliance with the Orders of the Federal Service for Supervision in the Field of Communication No. 39 of 21st October 2005, Nos. 40 and 31 of 24th October 2005, and No. 52 of 22nd December 2005, the Company has been included in the Register of the Operators Holding an Essential Position in the Public Use Communication Network.

An operator holding an essential position in the public use communication network, for the purposes of providing access to the communication services market without discrimination under similar circumstances, must establish equal conditions of telecommunication networks interconnection and traffic transmission for communication operators providing similar services, provide information and render interconnection and traffic transmission services to such operators on the same conditions and of the same quality as to its divisions and/or affiliates.

An operator holding an essential position in the public use communication network in several entities of the Russian Federation must establish conditions of telecommunication networks interconnection and traffic transmission separately for each entity of the Russian Federation.

An operator holding an essential position in the public use communication network may not refuse to make a contract of telecommunication networks interconnection, unless telecommunication networks interconnection and interaction contradicts the terms of the licenses issued to communication operators or statutory acts determining the construction and operation of a single telecommunications network of the Russian Federation.

Prices of interconnection and traffic transmission services provided by operators holding an essential position in the public use communication network are regulated by the government. The list of interconnection and traffic transmission services, the prices of which are regulated by the government, and their regulation procedure are established by the Government of the Russian Federation.

Provision of universal communication services

Universal communication services are services, the provision of which to any user of communication services throughout the Russian Federation for an established time with an established quality and at an affordable price is obligatory for universal servicing operators. Universal communication services are provided by universal servicing operators selected on the basis of a tender or appointed in compliance with the Federal Law for each entity of the Russian Federation.

After a tender early in 2006 the Company was awarded a contract for providing payphone services in Kaliningrad and Arkhangelsk Oblasts. Investment of the Company in the Arkhangelsk Oblast project are expected to amount to approximately 536,000, and the maximum annual compensation from the universal servicing allowance will be 401,000. Investment of the Company in the Kaliningrad Oblast project are expected to amount to approximately 60,000, and the maximum annual compensation from the universal servicing allowance will be 52,600. Both contracts have been made for a period of up to 5 years. A tender for the provision of the communication services in other regions of the Northwestern Federal District will be held in December 2006. The Company intends to take part in the said tender for the provision of the universal communication services.

If no applications are filed for participation in the tender or if it is impossible to select a winner, the Government of the Russian Federation will entrust the provision of the universal communication services to the Company upon proposal of the federal executive authority, as the Company has been recognized an essential communications operator. Being an essential operator, the Company is not entitled to refuse to discharge the entrusted obligation of providing the universal communication services.

Cancellation of the fee for incoming calls

In March 2006 the President of the Russian Federation approved amendments to the Federal Law On Communication, providing for cancellation of the fee for incoming calls established as a result of a ring from other subscribers. Only the cases listed in the Federal Law On Communication will make an exception.

Said changes will mainly influence Company's settlements with mobile communication operators.

On 19th June 2006 Russia's Federal Rates Service approved the rates for intraareal interconnections of subscribers of the Company as an essential operator with subscribers of mobile radio telephone communication network operators. These rates were introduced from 1st July 2006. The price of an interconnection in a regional (Oblast) centre from the Company's network to a mobile radio telephone communication operator's network is 1.50 roubles per minute of a connection. Rates for calls from other settlements of the region (Oblast) are equal to the rates for intraareal connections.

Thus, it is expected that during the second six months of 2006, Company's income from intraareal telephone communication services will grow; meanwhile, extra expenses for paying for call termination services on the mobile communication operator's network will appear.

Rates for telecommunications services

In accordance with the Resolution of the RF Government No. 627 of 19th October 2005, prices (including the prices for call initiation, termination and transit) established by operators holding an essential position in the public use

communication network (essential operators) are regulated by the Federal Service for Supervision in the Field of Communication (Rossvyaznadzor) upon agreement with the Federal Rates Service (FST) in compliance with the Federal Law On Natural Monopolies.

In December 2005 the Federal Rates Service of Russia approved the amount of the compensation extra charge included in the rate for the call initiation services provided by the Company as an essential operator. The compensation extra charge has been established at 0.38 roubles per minute and has been applicable starting from 1st January 2006. It allows operators to cover the differences between income and economically justified expenses for the provision of intraareal and local telephone communication services.

Effect of the new rules of communication services provision on the financial statements for 2006

In the opinion of the management, the introduction of new rules of communication services provision will have an effect both on Company's income and expenses, however, the Company cannot reliability estimate consequences of such changes for the financial standing and financial results of the Company for 2006.

Value added tax

The Federal Law of 22nd July 2005 No. 119-FZ introduced amendments to the Tax Code of the Russian Federation, which take effect from 1st January 2006 and establish the moment of determining the tax base for VAT in the sale (transfer) of goods (jobs, services) as the earlier of the two following dates:

- *day of shipment (transfer) of goods (jobs, services),*
- *day of payment (partial payment) for forthcoming deliveries of goods (performance of jobs, provision of services) or transfer of property rights.*

Sale of other investments

In compliance with the decision of the Board of Directors (minutes of the meeting No. 19-01/37 (05) of 23rd December 2005), in January 2006 the Company stopped its interest in OJSC Oblcom through the sale of stock belonging to the Company – 5,844 shares with the face value of 1 rouble for a total amount of 1,424 at the price of 244 each. The company Tele2 Swerie A.B. (Sweden) acted as the buyer in the transaction. OJSC Oblcom provides cellular communication services in Leningrad Oblast. Entries in the shareholders registers evidencing the passage of the title to the said securities were made on 19th January 2006.

In compliance with the decision of the Board of Directors (minutes of the meeting No. 19-01/35 (05) of 16th December 2005), the Company announced its withdrawal from LLC Arkhangelsk TV Company (Letter No. 01-19/2803 of 21st December 2005). Payment of the actual value of the Company's share, in compliance with the Federal Law No. 14-FZ of 8th February 1998 On Limited Liability Companies, will be effected on the basis of the data of LLC Arkhangelsk TV Company's accounting for 2005.

Credit agreements

In the period from 1st January 2006 till 20th June 2006 the Board of Directors approved a number of agreements made on short-term credit lines. The aggregate limit of the Company for the credit lines opened in 2006 amounts to 1,295,000. Interest rates vary within 5.5% to 8%. Repayment periods are from 3 to 12 months. OJSC ACB RF Sberbank (Savings Bank), OJSC ACB Gazprombank, OJSC ACB Bank St. Petersburg and OJSC Uralsib are the creditors. Under the agreement with ACB Gazprombank, the obligations of credit payment are secured by a pledge of telecommunication equipment.

Dividends

The amount of the annual dividend for 2005 per share was approved by the Annual General Meeting of the Shareholders of the Company on 30th June 2006. The shareholders approved the dividend for 2005 recommended by the Board of Directors at the rate of 0.265 roubles per common share and 0.652 roubles per preferred share (0.248 roubles and 0.469 roubles respectively in 2004). Dividends for the year expiring on 31st December 2005 are to be paid during 2006 and will be shown in the financial statements for the year expiring on 31st December 2006 (Note 29).

7.4. Data on the accounting policy of the Issuer

No changes were introduced to the accounting policy of the Issuer for 2006 in the quarter under report.

7.5. Data on the total amount of exports and on the share of exports in the total volumes of sales

The Issuer did not export any work (services)

7.6. Data on the value of Issuer's real estate and any essential changes that occurred in the property of the Issuer after the date of the expiry of the last completed fiscal year.

as of the quarter under report

Real estate	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
Real estate in RF	12 992 376 281	-4 061 453 418	8 930 922 863

Data on evaluation of property owned or leased, on a long-term basis, by the Issuer, carried out by an appraiser within 12 months before the date of expiry of the quarter under report.

Evaluation of real estate owned by the Issuer is carried out by independent appraisers for separate sites that are to be sold.

Real estate site	Address	Date of evaluation	Amount of evaluation (roubles)
Apartment	Arkhangelsk Oblast, Severodvinsk, pr. Pobedy, 78, kv. 7	August 2005	373 061
Technical building	Arkhangelsk, pr. Sibiryakovtsev, 9, str. 2	September 2005	518 000
Service house	Arkhangelsk,ul. Shubina, 53, korp. 1	November 2005	202 000
Construction in progress – garage building	Vologda Oblast, Gryazovetsky r-n, p. Vokhtoga, per. Sovkhozny, d. 1a	August 2005	177 090
Amplifying station	Vologda Oblast, Nyuksensky r-n, s. Gorodishna, ul. Pervomaiskaya, d. 9	February 2006	295 000
Nonresidential building	Vologda Oblast, Sheksninsky r-n, p. Chebsara, ul. Mira, d. 12	October 2005	800 000
Apartment	Kaliningrad, pr. Pobedy, d.144, kv. 32	March 2006	282 000
Apartment	Kaliningrad Oblast, Gvardeisk, ul. Mira, d.3, kv. 84	March 2006	99 000
Nonresidential building	Kaliningrad Oblast, Zelenogradsky r-n, p. Romanovo, ul. Sovetskaya, d.9	March 2006	51 000
Nonresidential premises	Kaliningrad, ul. Rostovskaya, 43	September 2005	3 991 000
Administrative building	Kaliningrad, ul. Chaikovskogo, 43	September 2005	15 850 000
Nonresidential premises	Kaliningrad, ul. Kosmonavta Leonova, 22	January 2006	5 392 000
Administrative building	Kaliningrad, ul. Bolnichnaya, 44	February 2006	3 610 000
Apartment house	Kaliningrad Oblast, g. Svetly, ul. Gorkogo, d.3	September 2005	955 500
Nonresidential premises	Republic of Karelia, p. Pryazha, ul. Sovetskaya, 71	August 2005	214 000
Amplifying station and diesel station building	Republic of Karelia, p. Pryazha, ul. Sovetskaya, 197	October 2005	603 000
Nonresidential premises	Republic of Karelia, p. Derevyanka, ul. Privokzalnaya	January 2006	678 200
Nonresidential premises	the Republic of Komi, Priluzsky r-n, s. Letka, ul. Sovetskaya, 76	August 2005	140 767
Nonresidential premises	the Republic of Komi, Priluzsky r-n, s. Letka, ul. Sovetskaya, 76	August 2005	59 285
Nonresidential building	Murmansk Oblast, g. Apatity, ul. Dzerzhinskogo, 17	August 2005	969 698
Apartment	Novgorod Oblast, p. Batetsky, ul. Luzhkaya, 15, kv. 27	October 2005	320 000
Apartment	Novgorod Oblast, g. Valdai, ul. Truda, 75, kv. 27	September 2005	454 000
Apartment	Novgorod Oblast, g. Borovichi, ul. S. Perovskoy, 88, kv. 83	November 2005	1 050 000
Apartment	Novgorod Oblast, g. Pestovo, per. Lesnoy, 5, kv. 24	November 2005	886 000
Nonresidential premises	Novgorod Oblast, Demyansky r-n, d. Lychkovo, ul. Zheleznodorozhnaya, 36	February 2006	7 000
Operation and technical centre building, warehouse building	Novgorod Oblast, g. Borovichi, ul. Gogolya, 93	November 2005	5 035 000
Nonresidential premises	Novgorod Oblast, Khvoininsky r-n, s. Kabozha, ul. 1 Lineinaya, 9	November 2005	53 000
Nonresidential premises	St. Petersburg, p. Pargolovo, Vyborgskoye sh., 3466	September 2005	704 000
Apartment	St. Petersburg, Grechesky pr., 15, kv. 17	December 2005	4 814 000
Room	St. Petersburg, Grechesky pr., 15, kv. 20	December 2005	757 000
Production complex	Pskov, ul. Starotekstilnaya, 28	August 2005	6 844 826

Changes in the real estate of the Issuer

There were no significant changes in the real estate of the Issuer after the evaluation.

There were no changes in the real estate of the Issuer, the book value of which woulf exceed 5% of the book value of the Issuer's assets.

7.7. Data on issuer's participation in any court proceedings, if such participation may materially affect financial or economic operation of the issuer

As of 30 June 2006 and during the three years preceding that date, OJSC North-West Telecom did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Issuer or the results of current court proceedings. Among other things, in the said period the Issuer did not take part in any court cases related to contesting the rights to Issuer's licenses, related to recognizing the Issuer and/or its subsidiaries and/or affiliates bankrupt, to alienation of Issuer's property (assets) or to exacting a debt in respect of taxes or fees to the budget or non-budgetary funds in any significant amount.

VIII. Extra Data on the Issuer and the Issued Securities Floated by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the amount and structure of the authorized capital (unit fund) of the issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report: ***1 131 414 770***

Common stock

Total face value: ***881,045,433*** roubles

Share in the authorized capital, % *77.871127 %*

Preferred

Total face value: ***250,369,337 roubles***

Share in the authorized capital, % *22.128873 %*

Category (type) of stock circulating outside the Russian Federation: ***common registered nondocumentary***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category (type): ***4.8%***

Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category (type): ***JPMorgan Chase Bank is the issuer under the 1st level ADR programme of OJSC NWT.***

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category (type): ***1st level ADR***

Data on obtaining a permission from the Federal Executive Authority for the Securities Market for admitting the issuer's stock of the respective category (type) for circulation outside the Russian Federation (if applicable): ***Resolution No. 701/r of 11th August 2001, Resolution No. 1590/r of 3rd January 2002.***

Name of foreign organizer of trade (organizers of trade), through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate (if there is such a circulation): ***according to the circulation conditions in the framework of 1st level ADR programme, trade is effected in the off-exchange market only***

8.1.2. Data on changes in the amount of the authorized capital (unit fund) of the issuer

Data on changes in the amount of the authorized capital of the issuer for the 5 latest completed fiscal years preceding the date of the expiry of the quarter under report, as well as for the quarter under report

Starting date of the period: ***January 1, 2001***

	Amount of AC, roubles	AC structure	Issuer's management body taking the decision on changing the amount of AC	No and date of making up the minutes of the meeting (session) of the management body taking the decision on changing the amount of AC.	Amount of AC after each change, roubles
As of 01.01.2001	466 474 800	Common stock - -382,288,800 pc. Preferred stock - 84,186,000 pc.	General Meeting of the Shareholders	Minutes No. 1 of 03/04/2000	587 497 817
As of 01.01.2002	587 497 817	Common stock - - 473,056,966 pc. Preferred stock - 114,440,851 pc.	—	—	587 497 817
As of 01.01.2003	587 497 817	Common stock - 473,056,966 pc. Preferred stock - 114,440,851 pc.	General Meeting of the Shareholders	Minutes No. 1 of 28/11/2002	937 940 010
As of 01.01.2004	937 940 010	Common stock - 735,917,222 pc. Preferred stock - 202,022,788 pc.	Board of Directors	Minutes No. 21-04 of 25/06/2004	1 131 414 770

As of 01.01.05	1 131 414 770	Common stock - 881,045,433 pc. Preferred stock - 250,369,337 pc.	—	—	1 131 414 770
As of 01.01.06	1 131 414 770	Common stock - 881,045,433 pc. Preferred stock - 250,369,337 pc.	—	—	1 131 414 770

8.1.3. Data on formation and use of the reserve and other funds of the issuer

Data on formation and use of the reserve and other funds of the issuer fprmed from its net profit

As of 30.06.06 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's authorized capital.

Amount of deductions to the fund in the period under report: 0 roubles.

Amount of the funds spent during the period under report: 0 roubles.

8.1.4. Data on the procedure of convoking and holding the meeting (session) of the supreme management body of the issuer

Name of the supreme management body of the issuer: *General Meeting of the Shareholders*

Procedure of notifying the shareholders (participants) on holding the meeting (session) of the supreme management body of the issuer (in compliance with article 12 of the Articles of Association of the Issuer):

1. A notification on holding a general meeting of the shareholders must be provided not later than 30 days in advance, and a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent;

starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders was made up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location)) of the one-person executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

3. The notification to shareholders on holding a general meeting of the shareholders, the agenda of which includes issues, the voting on which may entail the right of demanding redemption of shares by the Company, must contain, besides the information listed in 2, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4. The notification to shareholders on holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, must contain, besides the information listed in 2, also information on the procedure and timing of proposing candidates to the Company's Board of Directors by the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

5. Besides the information listed in 2 – 4, the notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders' participation in the general meeting of the shareholders.

Parties (bodies) entitled to convoke (demand holding) an extraordinary meeting (session) of the issuer's supreme management body, and procedure of sending (presenting) such demands (articles 12, 13 of the Articles of Association of the Issuer):

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Demands on holding an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the one-person executive body of the Company as indicated in the unified state register of legal entities;

delivering against signature to the person acting as the one-person executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

Procedure of fixing the date of holding the meeting (session) of the supreme management body of the issuer (article 12 of the Issuer's Articles of Association):

The date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent are determined by the Board of Directors of the Company

1. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

2. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

3. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

4. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

5. Except for the case mentioned in 4, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),

- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

Parties entitled to put forward motions to the agenda of the meeting (session) of the supreme management body of the issuer, procedure of putting forward such motions (article 12 of the Articles of Association of the Issuer):

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by applicable laws of the Russian Federation or these Articles of Association, or decide on denial of its convoking, such extraordinary meeting may be convoked by the said shareholder(s).

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting (session) of the supreme management body of the issuer, and procedure of getting familiarized with such information (materials) (article 12 of the Articles of Association of the Issuer):

The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

- annual accounts and reports, including the conclusion of the auditor and the conclusion of the Auditing Committee of the Company on the results of the inspection of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Committee;

- draft amendments and additions to the Articles of Association of the Company or draft Articles of Association in a new version;

- draft bylaws of the Company;

- other draft documents, the adoption of which is provided for by draft decisions of the general meeting of the shareholders;

- draft decisions of the general meeting of the shareholders;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the general meeting of the shareholders, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the general meeting of the shareholders.

A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, and a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

8.1.5. Data on commercial organizations, in which the issuer holds not less than 5 per cent of the authorized capital (unit fund) or at least 5 per cent of common stock

Full official name: ***RSU-Telecom Limited Liability Company***
Abbreviated official name: ***RSU -Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Share in the Issuer's authorized capital: **100 %**

Full official name: ***"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia***
Share of the Issuer in the authorized capital: **100 %**

Full official name: ***AMT Closed Joint-Stock Company***
Abbreviated official name: ***CJSC AMT***
Location: ***office 235, d. 24 ul. B. Morskaya, St. Petersburg, 191186, the Russian Federation***
Share of the Issuer in the authorized capital: **100 %**
Percentage of common stock held by the Issuer: **100 %**

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IK Svyaz***

Location: ***60, ul Lenina, Syktyvkar, the Komi Republic, 167981***
Share of the Issuer in the authorized capital: **100 %**
Percentage of common stock held by the Issuer: **100 %**

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***office 422, 26 ul. B. Morskaya, St. Petersburg, 191186***
Share of the Issuer in the authorized capital: **100 %**

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000***
Share of the Issuer in the authorized capital: **100 %**

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Share of the Issuer in the authorized capital: **100 %**

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***Artelecom Service LLC***
Location: ***4, proyezd Priorova, Arkhangelsk, 163071***
Share of the Issuer in the authorized capital: **77 %**

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Share of the Issuer in the authorized capital: **51 %**

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***Kolatelecom OJSC***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Share of the Issuer in the authorized capital: ***50%***
Percentage of common stock held by the Issuer: ***50 %***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***LLC Parma-Inform***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi, 167000***
Share of the Issuer in the authorized capital: ***50 %***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Share of the Issuer in the authorized capital: **40 %**
Percentage of common stock held by the Issuer: **40 %**

Full official name: ***Medexpress Insurance Closed Joint-Stock Company***
Abbreviated official name: ***Insurance CJSC Medexpress***
Location: ***14/26, ul. Gorokhovaya, St. Petersburg, the Russian Federation, 191186***
Share of the Issuer in the authorized capital: **34.59%**
Percentage of common stock held by the Issuer: **34.59 %**

Full official name: ***Parma-Telecom Closed Joint-Stock Company***
Abbreviated official name: ***CJSC Parma Telecom***
Location: ***Russia. 10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167610***

Share of the Issuer in the authorized capital: **34.18%**
Percentage of common stock held by the Issuer: **34.18 %**

Full official name: ***WestBalt Telecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Share of the Issuer in the authorized capital: **28%**
Percentage of common stock held by the Issuer: **28 %**

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Share of the Issuer in the authorized capital: **26.4%**
Percentage of common stock held by the Issuer: **26,4 %.**

Full official name: ***Dancell, Saint Petersburg Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Share of the Issuer in the authorized capital: **23.65%**
Percentage of common stock held by the Issuer: **23.65 %**

Full official name: ***Non-bank crediting organization Northern Clearing Chamber – a closed jont-stock company***
Abbreviated official name: ***Northern Clearing Chamber CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Share of the Issuer in the authorized capital: ***19.98%***
Percentage of common stock held by the Issuer: ***19.98 %***

Full official name: ***Telecominvest Open Joint-Stock Company***
Abbreviated official name: ***OJSC Telecominvest***
Location: 54, Nevsky pr., St. Petersburg, 191011, Russia
Share of the Issuer in the authorized capital: **15%**
Percentage of common stock held by the Issuer: **15 %**

Full official name: ***Rostelegraph Closed Joint-Stock Company***
Abbreviated official name: ***Rostelegraph CJSC***
Location: ***7 ul. Tverskaya, Moscow, 103375***
Share of the Issuer in the authorized capital: **11.76%**
Percentage of common stock held by the Issuer: **11.76 %**

Full official name: ***Open Joint-Stock Company Information Technologies of Communications***
Abbreviated official name: ***OJSC Svyazintek***
Location: 55, ul. Plyushchikha, building 2, Moscow, Russia, 119121
Share of the Issuer in the authorized capital: **11%**
Percentage of common stock held by the Issuer: **11 %**

Full official name: ***Visa Closed Joint-Stock Company***
Abbreviated official name: ***Visa CJSC***
Location: ***11, Sapyorny per., St. Petersburg, 191014***
Share of the Issuer in the authorized capital: **10%**
Percentage of common stock held by the Issuer: **10 %**

Full official name: ***Russian Industrial Bank Commercial Bank Closed Joint-Stock Company***
Abbreviated official name: ***CJSC Russian Industrial Bank***
Location: ***str. 1, d.40, ul. Shchepkina, Moscow, 129110***
Share of the Issuer in the authorized capital: **8.82%**

Percentage of common stock held by the Issuer: **8.82 %**

Full official name: ***SP KIT Closed-Type Joint-Stock Company***
Abbreviated official name: ***KIT CTJSC***
Location: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Share of the Issuer in the authorized capital: **6.79%**
Percentage of common stock held by the Issuer: **6.79 %**

Full official name: ***TD-Telecom Closed Joint-Stock Company***
Abbreviated official name: ***TD-Telecom CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Share of the Issuer in the authorized capital: **6.72%**
Percentage of common stock held by the Issuer: **6.72 %**

8.1.6. Data on material transactions made by the issuer

Material transactions (groups of interrelated transactions) the amount of commitments under each of which is 10 and more per cent of the book value of the issuer's assets according to its accounts for the last reporting quarter preceding the date of the transaction: ***there have been no such transactions in the period under report***

8.1.7. Data on credit ratings of the Issuer

Object of assigning the rating: ***issuer***

Rating	Period				
	2001	2002	2003	2004	2005
International credit rating	CCC/stable	CCC/stable	B- / stable	B-/ positive	B+ /stable
Date of assigning the credit rating	11.12.2000	11.12.2001	02.04.2003	12.05.2004	18.07.2005

Credit rating as of the date of the end of the quarter under report: ***B+ / stable***
Date of assigning the rating: ***18.07.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th storey, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***
Type, category, series, form and other identification characteristics of securities: ***series 01 documentary interest-bearing bonds payable to bearer***
The state registration No. of the securities issue: ***4-01-00119-A***
Date of state registration: ***March 6, 2002***

Rating	Period	
	2002	2003
Credit rating according to the Russian scale	ruBB	ruBBB
Date of assigning the credit rating	25.03.2002	05.08.2003

Credit rating as of the date of the end of the quarter under report: *impossible to state, as the bonds of the issue have been retired.*
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th storey, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***

Type of securities: ***series 02 and 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care***

The state registration No. of the securities issue: ***4-02-00119-A and 4-03-00119-A***

Date of state registration: ***July 8, 2003***

Rating	Period	
	2003	2nd quarter of the year 2005
Credit rating according to the Russian scale	ruBBB	ruBBB+
Date of assigning the credit rating	05.08.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: ***ruA+***

Date of assigning the rating: ***18.07.2005***

Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***

Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th storey, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility); in the case of regional and local authorities, the economic position, development predictability, and stability of the support of the state and municipal finance system, management quality and institutional nature of procedures, financial flexibility, fulfillment of the budget, liquidity and debt management, debt load, contingent liabilities are analyzed, and in the case of banks, business factors (market position, ownership structure, strategy and management) and financial factors (quality of assets, profitability, funding and liquidity management, and capital) are analyzed.

More detailed information on the ratings assigned by Standard & Poor's International Services, Inc. can be obtained from the site at http://www.standardandpoors.ru.

Object of assigning the rating: ***issuer***

Rating	Period
	2005
Long-term credit rating in foreign currency	***B+ / stable***
Date of assigning the credit rating	***12.09.2005***

Credit rating as of the date of the end of the quarter under report: ***B+ / stable***

Date of assigning the rating: ***12.09.2005***

Full and abbreviated official names of the organization that gave the credit rating: ***Fitch Ratings LTD***

Place of business of the organization that gave the credit rating: ***Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); d. 7, str. 1, ul. Gasheka, Moscow, 123056 Russia (a branch)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer***

Rating	Period
	2005
Short-term credit rating in foreign currency	***B***
Date of assigning the credit rating	***12.09.2005***

Credit rating as of the date of the end of the quarter under report: ***B***

Date of assigning the rating: ***12.09.2005***

Full and abbreviated official names of the organization that gave the credit rating: ***Fitch Ratings LTD***

Place of business of the organization that gave the credit rating: ***Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); d. 7, str. 1, ul. Gasheka, Moscow, 123056 Russia (a branch)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:

In giving its corporate scores to companies, the Fitch agency uses both qualitative and quantitative analyses for assessing economic and financial risks of issuers of fixed-income debt instruments. A score (rating) means an evaluation of the issuer's capacity to effect debt servicing payments in due time. The purpose of the scores is to enable a comparison of issuers with various branches of specialization and countries of location. As short-term and long-term scores are based on the fundamental parameters of a company's solvency, there is a certain relation between them. Normally, the analytical process covers the operating figures and financial data for at least five last years, as well as forecasts for the future prepared by the company itself and by the rating agency.

More detailed information on the scores given by Fitch Ratings LTD can be found at the Internet site: http://www.fitchratings.ru

8.2. Data on each category (type) of issuer's shares

Stock category: ***common***

Face value of each share (roubles): ***1***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***881 045 433***

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue): ***0***

Number of stated shares (in compliance with the Issuer's Article of Association): ***6 098***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

State registration No.: ***1-02-00119-A***

Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):

Each common share of the Company grants equal volumes of rights to the shareholders holding them.

Each shareholder – holder of common stock of the Company has the following rights:

- to participate in the general meeting of the Company's shareholders according to the procedure provided for by the active law of the Russian Federation;

- to receive dividend according to the procedure provided for by the active law of the Russian Federation and the Company's Articles of Association, in case of their statement by the Company;

- to get a part of the Company's property remaining after its liquidation in proportion to the number of the shares held by him;

- to get access to documents mentioned in paragraph 1 of article 89 of the Federal Law On Joint-Stock Companies according to the procedure provided for by article 91 of the said law, and to get their copies on a paid basis;

- to demand from the Company's Registrar confirmation of the shareholder's title to the shares by issuing to such a shareholder an extract from the register of the Company's shareholders;

- to obtain from the Company's registrar information on all the records on its personal account and other information provided for by the statutory acts of the Russian Federation setting the procedure of keeping a register of shareholders;

- to alienate shares held by him without consent of other shareholders and the Company thereto;

- in cases provided for by the applicable laws of the Russian Federation, to defend its violated civil right in court, and among other things, to claim damages from the Company;

- to demand redemption of all or part of shareholder's shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation;

- to sell the shares to the Company if the Company has decided to purchase the said shares;

- to demand from the Company an extract from the list of persons authorized to participate in the General Meeting of Shareholders, containing information on a shareholder;

- priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of the shares held.

A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' addresses).

Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its

manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.

Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by the applicable laws of the Russian Federation or the Company's Articles of Association, or decide on denial of its convoking, such an extraordinary general meeting may be convoked by the said shareholder(s).

Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

Shareholders holding common stock have other rights as provided for by the applicable laws of the Russian Federation and the Articles of Association.

Stock category: *preferred type A*

Face value of each share (roubles): *1*

Number of shares in circulation (number of shares that are not retired or cancelled): *250,369,337*

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue): *0*

Number of stated shares (in compliance with the Issuer's Article of Association): *32,486*

Number of shares on the issuer's balance sheet: *0*

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: *0*

State registration No.: *2-02-00119-A*

Date of state registration: *September 9, 2003*

Rights granted by shares to their holders (according to article 8 of the Issuer's Articles of Association):

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

The owners of type A preferred shares are entitled to receiving an annual fixed dividend, except for the cases provided for by the Company's Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

The owners of type A preferred shares have the rights provided for by Clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of the Company's Articles of Association for the owners of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

The owners of type A preferred shares have the rights provided for by Articles 7.3, 7.6, 7.7, 7.8 and 7.9 of the Company's Articles of Association in the case when preferred type A shares have the right to vote on all issues within the terms of reference of the general meeting of the Company's shareholders.

The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

Shareholders holding preferred type A stock have other rights as provided for by the applicable laws of the Russian Federation, other statutory acts of the Russian Federation and by the Company's Articles of Association.

8.3. Data on any previous issues of issuer's securities, except for issuer's stock

8.3.1. Data on issues, all securities of which have been retired (cancelled)

Type, series (category), form and other identification characteristics of securities: ***series 01 documentary interest-bearing bonds payable to bearer***

Data on registration of the issue by the state:

State registration No.: ***4-01-00119-A***

Date of registration: ***6.03.2002***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:

Date of registration: ***15.05.2002***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***300 000***

Face value of one of the securities of the issue (roubles): ***1 000***

Total volume of the issue at the face value (roubles): ***300 000 000***

Current state of the issue: ***all securities of the issue have been retired***

Retirement date for the securities of the issue: ***April 9, 2004***

Ground for retirement of the securities of the issue: ***execution of the obligations under the securities***

8.3.2. Data on issues, the securities of which are circulating

Type of securities: ***bonds***

Form of securities: ***payable to bearer***

Series: ***02***

The state registration No. of the issue ***4-02-00119-A***

Date of the state registration of the issue ***08.07.2003***

Authority of state registration of the issue ***Federal Commission for the Securities Market of Russia***

Date of the state registration of the report on the results of the issue: ***14.11.2003***

Authority of state registration of the report on the results of the issue: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***1 500 000***

Face value of each of the securities of the issue, roubles: ***1 000***

Volume of the issue at the face value: ***1 500 000 000***

Rights granted by each of the securities of the issue:

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in clause 8.3 of the Decision on the Issue and clause 56.11 of the Bonds Offering Circular.

A Bond Holder is entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by the Decision on the issue.

A Bond holder is entitled to get the face value of the Bond that has not been paid by the Issuer in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference

between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond holder is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the following cases:

1) *a court award on bankruptcy of the Issuer takes effect;*
2) *a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;*
3) *a court award on bankruptcy of the Surety takes effect;*
4) *a decision on liquidation of the Surety is taken by the Surety's body authorized to take such a decision;*
5) *c) the Issuer or the Surety does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,*
6) *other cases expressly provided for by the legislation of the Russian Federation.*
7) *The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.*
8) *Actions of a Bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in clause 8.6 of the Decision on the Issue and clause 56.11 of the Offering Circular.*
9) *A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.*

Securities of the issue are floated: *N/a*

Information on the depository providing centralized care of the securities of the issue

Full official name: ***National Depositary Centre Nonprofit Partnership***

Abbreviated official name: ***NP NDC***

Location: ***building 4, No. 1/13, Sredny Kislovsky per., Moscow***

Data on the license for depository operations:

Number: ***177-03437-000010***

Date of issue: ***04.12.2000***

Expiry date: ***No limit***

Name of the authority that has issued the license: ***Federal Commission for the Securities Market of Russia***

Procedure and terms of retirement of the securities of the issue:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):

1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start -40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent), its duties being entrusted to:

Full official name: ***Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)***

Abbreviated official name: ***OJSC AKB Svyaz-Bank***

Location: ***7, ul. Tverskaya, Moscow, 125375***

Mailing address: ***7, ul. Tverskaya, Moscow, 125375***

General license for banking operations: ***No.*** 1470

Date of issue: ***20.05.1991***

Validity period: ***without limitation of the validity period***

Authority issuing the license: ***Bank of Russia***

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a non-cash transaction to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners.

Retirement of a part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end

of NDC's operation day preceding the sixth day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds Face Value).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- ***said parties are owners of the Bonds of the issue;***
- ***said parties are authorized by owners of the Bonds of the issue to receive monetary funds during retirement of a part of the issued Bonds face value;***

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face value is retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds retirement money. Not later than on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the NDC the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;
c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- ***No. of the bank account;***
- ***name of the bank, with which the account is opened;***
- ***correspondent account of the bank, with which the account is opened;***
- ***location and mailing address of the bank;***
- ***bank identification code of the bank, with which the account is opened;***

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC by Bond Holders, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date the claim is submitted. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the List of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The Bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds face value partial retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Amount of the interest (coupon) yield on the bonds, procedure and terms of its payment:

Coupon (interest) period		Coupon (interest) yield
Starting date	**Completion date**	
1. Coupon: 1		
Bonds floatation starting date	91st day from the day when floatation of the Bonds starts	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon of the Bonds is held, Members of the Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the Moscow Interbank Currency Exchange (MMVB) Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon of the Bonds as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for participation in the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.

2. Coupon: 2

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.
3. Coupon: 3		
182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	The coupon rate for the third coupon is equal to the coupon rate for the first coupon.
4. Coupon: 4		
273rd day from the day when floatation of the Bonds starts	364th day from the day when floatation of the Bonds starts	The coupon rate for the fourth coupon is equal to the coupon rate for the first coupon.
5. Coupon: 5		
364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	The coupon rate for the fifth coupon shall be determined according to the following formula: $C(5) = C(1) - 1$ where C(1) is the interest rate of the first coupon, in per cent per annum; C(5) is the interest rate of the fifth coupon, in per cent per annum;
6. Coupon: 6		
455th day from the day when floatation of the Bonds starts	546th day from the day when floatation of the Bonds starts	The coupon rate for the sixth coupon is equal to the coupon rate for the fifth coupon.
7. Coupon: 7		
546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	The coupon rate for the seventh coupon is equal to the coupon rate for the fifth coupon.
8. Coupon: 8		
637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	The coupon rate for the eighth coupon is equal to the coupon rate for the fifth coupon.
9. Coupon: 9		
728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.
10. Coupon: 10		
819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.
11. Coupon: 11		
910th day from the day when floatation of the Bonds starts	1001th day from the day when floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001th day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day when floatation of the Bonds starts	1183rd day from the day when floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day when floatation of the Bonds starts	1274th day from the day when floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day when floatation of the Bonds starts	1365th day from the day when floatation of the Bonds starts	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day when floatation of the Bonds starts	1456th day from the day when floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following procedure:

*Ki = Ci * Ni * (ti - Ti)/365/100%*
where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond
Ci is the coupon interest rate
N is the face value of one Bond
ti is the expiry date of the i-th coupon period
Ti is the starting date of the i-th coupon period

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to the following procedure:

*Ki = Ci * 0.7 * N * (ti - Ti)/365/100%*

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

*Ki = Ci * 0.4 * N * (ti - Ti)/365/100%*

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the

second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the Moscow Interbank Currency Exchange, the coupon rate from the first to the fourth amounted to 14.2% per annum in compliance with the Decision on the Bonds Issue. According to the procedure for determining the coupons, described above, the coupon rate from the fifth to the eighth amounted to 13.2% per annum.
According to the procedure for determining the coupon rate from the ninth to the sixteenth, described above, the coupon rate from the fifth ninth to the sixteenth has been established as 7.5% per annum.

Procedure and conditions of coupon yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the sixth day before the day of the issued bonds yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- ***said parties are owners of the Bonds of the issue;***
- ***said parties are authorized by owners of the Bonds of the issue to receive money when the coupon yield under the issued Bonds is paid;***

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.

It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.

A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the Bonds Yield Payment. The List of Bond Holders for coupon yield payment shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

b) number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the yield amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:

- ***No. of the bank account;***
- ***name of the bank, with which the account is opened;***
- ***correspondent account of the bank, with which the account is opened;***
- ***location and mailing address of the bank;***
- ***bank identification code of the bank, with which the account is opened;***

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the amounts of Bonds yield payment (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within 2 (two) working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders for coupon yield payment, provided by the Depositary, the Payment Agent

calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields.

On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

No coupon yield on unfloated Bonds shall be accrued or paid.

Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Data on security provided:

The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.

An Offer of Providing a Security in the form of a surety for the purposes of the Bonds issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

Type of securities: *bonds*

Form of securities: *payable to bearer*

Series: *03*

The state registration No. of the issue *4-03-00119-A*

Date of the state registration of the issue *28.12.2004*

Authority of state registration of the issue *Federal Commission for the Securities Market of Russia*

Date of the state registration of the report on the results of the issue: *29.03.2005*

Authority of state registration of the report on the results of the issue: *Federal Commission for the Securities Market of Russia*

Number of issued securities: *3 000 000*

Face value of each of the securities of the issue, roubles: *1 000*

Volume of the issue at the face value: *3 000 000 000*

Rights granted by each of the securities of the issue:

A Bond Owner shall be entitled to get the face value according to the procedure and within the time established by cl. 9.2 of the Decision on the Securities Issue and cl. 9.1.2. of the Offering Circular.

A Bond Owner shall be entitled to get the coupon yield, the procedure of determining and paying which is set forth in cl. 9.3. of the Decision on the Securities Issue and cl. 9.1.2 of the Offering Circular.

Bond Owners shall be entitled to demand that the Issuer acquire the Bonds within the time established by the Decision on the Securities Issue, which shall be 5 (five) last days of the 12th (twelfth) coupon period.

Should the Issuer fail to fulfil and/or to duly fulfil its obligations of paying the face value and the coupon yield under the bonds of the issue, the Bond Owner shall be entitled to present a respective claim to the party that has provided a security for the purposes of the Bonds issue (Surety).

The limited liability company NWT-Finance is the party that has provided a security for the purposes of the Bonds issue.

A Bond with a security in the form of a guarantee of LLC NWT-Finance grants to its owner all rights arising from such a security in compliance with the terms of the security stated in cl. 12.2. of the Decision on the Securities Issue and cl. 9.1.2 of the Offering Circular. With the passage of the title to a Bond with a security, the new owner (acquirer) receives all the rights arising from such a security. Any assignment of rights arising from a provided security shall be invalid without the assignment of the title to the Bond. Possible actions of a Bond Owner in case of default and/or technical default under the Bonds are set forth in cl. 9.7 of the Decision on the Securities Issue and cl. 9.1.2 of the Offering Circular.

A Bond Owner is entitled to get the unretired part of the face value of a Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The unretired part of the face value of a Bond means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the owners in compliance with the Decision on the Securities Issue and the Offering Circular.

A Bond Owner is entitled to freely sell or otherwise alienate the Bond. Bond Owners who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the

Bonds issue in compliance with the legislation of the Russian Federation.

Bond Owners are entitled to exercise other rights provided for by the laws of the Russian Federation.

Securities of the issue are floated: *N/a*

Information on the depository providing centralized care of the securities of the issue

Full official name: *National Depositary Centre Nonprofit Partnership*

Abbreviated official name: *NP NDC*

Location: *building 4, No. 1/13, Sredny Kislovsky per., Moscow*

Data on the license for depository operations:

Number: *177-03437-000010*

Date of issue: *04.12.2000*

Expiry date: *No limit*

Name of the authority that has issued the license: *Federal Commission for the Securities Market of Russia*

Procedure and terms of retirement of the securities of the issue:

1. Bonds Retirement Form:

The Bonds shall be retired in the currency of the Russian Federation by wire transfer of money.

No possibility of choosing the form of Bonds retirement by their owners is provided for.

2. Procedure and terms of bonds retirement, including retirement period

Bonds retirement timing and procedure of determining it:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a respective part of the face value of Bonds"):

The 1820th (one thousand eight hundred twentieth) day from the starting date of Bonds floatation - retirement of the first part -30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the first part of face value coincide;

The 2002nd (two thousand second) day from the starting date of Bonds of the issue floatation - retirement of the second part -30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the second part of face value coincide;

The 2184th (two thousand one hundred eighty fourth) day from the starting date of Bonds of the issue floatation - retirement of the last part -40 (forty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the last part of face value coincide;

Dates (procedure of determining the dates), as of which the lists of Bond Owners are made up for the purpose of their retirement:

Retirement of a respective part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third working day before the date of retirement of the respective part of the Bond face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Face Value).

If the owner's title to the Bonds are registered by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not registered by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from the retirement of the Bonds, the person authorized to receive the money from the retirement of the Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders who are Depository's depositors are authorized to receive Bonds retirement money. Not later than at 14-00 Moscow time on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, Depository's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depository the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of the Depository, may authorize a Bond holder who is a depositor of the Depository to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors of the Depository, the Depository shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- *No. of the bank account;*
- *name of the bank, with which the account is opened;*
- *correspondent account of the bank, with which the account is opened;*
- *location and mailing address of the bank;*
- *bank identification code of the bank, with which the account is opened;*

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depository, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

The Issuer shall fulfil the obligations under the Bonds on the basis of the data of the Depository, and in such a case the Issuer's obligations shall be considered as fulfilled completely and properly. If the bank account details and other information necessary for the Issuer to fulfil the obligations under the Bonds and provided by the Owner or by the nominal holder or available at the Depository do not allow the Payment Agent to transfer money in due time, then such a delay cannot be considered as a delay in fulfilling the obligation under the Bonds, and the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and procedure of Bonds retirement:

Bonds shall be retired in the currency of the Russian Federation by wire transfer in favour of the Bond Owners.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the List of Bond Holders, provided by the Depository, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The Bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds face value partial retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Amount of the interest (coupon) yield on the bonds, procedure and terms of its payment:

Coupon (interest) period		**Time (date) of coupon (interest) yield payment**	**Date of making up the list of Bond Owners for payment of the coupon (interest) yield**
Starting date	**Completion date**		
1. 1st coupon			
Bonds floatation starting date	91st day from the day when floatation of the Bonds starts	on the 91st day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of the coupon (interest) yield payment:

The yield under the Bonds shall be paid in monetary funds in the currency of the Russian Federation by wire transfer in favour of Bond Owners. A Bond owner, if it/he/she is not a depositor of the Depository, may,however, is not obliged to, authorize the Bondholder who is a depositor of the Depository to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favour, the yield on the Bonds shall be paid directly to the owner of the Bonds. It is presumed that nominal holders who are Depository's depositors are authorized to receive Bonds yield money. Not later than at 14-00 Moscow time on the 3rd (third) working day before the Date of Bond Yield Payment, a Depository's depositor, who is not authorized by its clients to receive Bonds yield money, shall transfer to the Depository the list of owners, that must contain all the details indicated below in the List of Bond Owners and/or Nominal Holders.

Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the date of Bond yield payment.

Execution of obligations in respect of an owner included in the list of Bond Owners and/or Nominal Holders is considered as due and proper, including the case of Bonds alienation after the date of Making up the List of Bond Owners.

If the owner's title to the Bonds are registered by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not registered by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the owner of the Bonds.

No later than on the 2 (second) working day before the date of Bonds yield payment, the Depository shall provide the Issuer and/or the Payment Agent with the List of Owners and/or nominal holders of the Bonds, including the following data:

a) full name of the person authorized to receive the money from the yield on the Bonds;
b) the number of Bonds registered on the custody account of the person authorized to receive the money from the yield on the Bonds;
c) location and mailing address of the person authorized to receive the money from the yield on the Bonds;
d) bank account details of the person authorized to receive the yield amounts under the Bonds, viz:
- account No.;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;

e) Tax-payer's identification No. (INN) of the person authorized to receive the yield amounts under the Bonds;
f) tax status of the person authorized to receive the yield amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depository, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

The Issuer shall fulfil the obligations under the Bonds on the basis of the data of the Depository, and in such a case the Issuer's obligations shall be considered as fulfilled completely and properly. If the bank account details and other information necessary for the Issuer to fulfil the obligations under the Bonds and provided by the Owner or by the nominal holder or available at the Depository do not allow the Payment Agent to transfer money in due time, then such a delay cannot be considered as a delay in fulfilling the obligations under the Bonds, and the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

No later than on the 2nd (second) working day before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the List of Owners and/or Nominal Holders of the Bonds provided by the Depository, the Payment Agent shall calculate the amounts of money to be paid to each of the persons included in the List of Owners and/or Nominal Holders of the Bonds.

On the date of payment of the coupon yield under the Bonds, the Payment Agent shall transfer the required monies to the accounts of the persons authorized to receive the yield under the Bonds, who are included in the List of Owners and/or Nominal Holders of the Bonds.

If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of payment of the coupon yield under the Bonds falls on a day off, irrespective of whether this is a public holiday or a day off for settlement transactions, payment of the relevant amount of money shall be effected on the first working day following the day off. The owner of the Bond shall not be entitled to claim any interest or any other compensation for such a delay in payment.

2nd coupon

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on the 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the second coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

3rd coupon

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	on the 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the third coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

4th Coupon The interest rate for the fourth coupon shall be equal to the rate of the fist coupon.

273rd day from the day when floatation of the Bonds starts	364th day from the day when floatation of the Bonds starts	on the 364th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the fourth coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

5th coupon

364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	on the 455th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the fifth coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

6th coupon

455th day from the day when floatation of the Bonds starts	546th day from the day when floatation of the Bonds starts	on the 546th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the sixth coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

7th coupon

546th day from the day when floatation of the Bonds of the issue starts	637th day from the day when floatation of the Bonds of the issue starts	on 637th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the seventh coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

8th coupon

637th day from the day when floatation of the Bonds of the issue starts	728th day from the day when floatation of the Bonds of the issue starts	on 728th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the eighth coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

9th coupon

728th day from the day when floatation of the Bonds of the issue starts	819th day from the day when floatation of the Bonds of the issue starts	on 819th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the ninth coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

10th coupon

819th day from the day when floatation of the Bonds of the issue starts	910th day from the day when floatation of the Bonds of the issue starts	on 910th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the tenth coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

11th coupon

910th day from the day when floatation of the Bonds of the issue starts	1001st day from the day when floatation of the Bonds of the issue starts	on 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the eleventh coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

12th coupon

1001st day from the day when floatation of the Bonds of the issue starts	1092nd day from the day when floatation of the Bonds of the issue starts	on 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the twelfth coupon of the Bonds is the same as for the procedure of coupon (interest) yield payment on the first coupon of the Bonds.

13th coupon

1092nd day from the day when floatation of the Bonds starts	1183rd day from the day when floatation of the Bonds starts	on the 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the thirteenth couponis the same as for the procedure of coupon (interest) yield payment on the first coupon.

14th coupon

1183rd day from the day when floatation of the Bonds starts	1274th day from the day when floatation of the Bonds starts	on the 1274th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the fourteenth coupon is the same as for the procedure of coupon (interest) yield payment on the first coupon.

15th coupon

1274th day from the day when floatation of the Bonds starts	1365th day from the day when floatation of the Bonds starts	on the 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.

The procedure of coupon (interest) yield payment on the fifteenth coupon is the same as for the procedure of coupon (interest) yield payment on the first coupon.			

16th coupon

1365th day from the day when floatation of the Bonds starts	1456th day from the day when floatation of the Bonds starts	on the 1456th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the sixteenth coupon is the same as for the procedure of coupon (interest) yield payment on the first coupon.			

17th coupon

1456th day from the day when floatation of the Bonds starts	1547th day from the day when floatation of the Bonds starts	on the 1547th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the seventeenth coupon is the same as for the procedure of coupon (interest) yield payment on the first coupon.			

18th coupon

1547th day from the day when floatation of the Bonds starts	1638th day from the day when floatation of the Bonds starts	on the 1638th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds of the issue is effected in favour of Bond Owners who are such Owners as of the end of NDC's (National Depository Centre's) operation day preceding the third working day before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the eighteenth coupon is the same as for the procedure of coupon (interest) yield payment on the first coupon.			

19th coupon

1638th day from the day when floatation of the Bonds starts	1729th day from the day when floatation of the Bonds starts	on the 1729th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the nineteenth couponis the same as for the procedure of coupon (interest) yield payment on the first coupon.			

20th coupon

1729th day from the day when floatation of the Bonds starts	1820th day from the day when floatation of the Bonds starts	on the 1820th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the twentieth couponis the same as for the procedure of coupon (interest) yield payment on the first coupon. The yield on the twentieth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the Bonds of the issue.			

21st coupon

1820th day from the day when floatation of the Bonds starts	1911th day from the day when floatation of the Bonds starts	on the 1911th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the twenty first couponis the same as for the procedure of coupon (interest) yield payment on the first coupon.			

22nd coupon

1911th day from the day when floatation of the Bonds starts	2002nd day from the day when floatation of the Bonds starts	on the 2002nd day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the twenty second coupon is the same as for the procedure of coupon (interest) yield payment on the first coupon. The yield on the twenty second coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the Bonds of the issue.			

23rd coupon

2002nd day from the day when floatation of the Bonds starts	2093rd day from the day when floatation of the Bonds starts	on the 2093rd day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the twenty third couponis the same as for the procedure of coupon (interest) yield payment on the first coupon.			

24th coupon

2093rd day from the day when floatation of the Bonds starts	2184th day from the day when floatation of the Bonds starts	on the 2184th day from the day when floatation of the Bonds starts	Payment of the yield under the Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's operation day preceding the third day working before the day of Bond yield payment.
The procedure of coupon (interest) yield payment on the twenty fourth coupon is the same as for the procedure of coupon (interest) yield payment on the first coupon. The yield on the twenty fourth coupon shall be paid at the same time with retirement of the third part -40% (thirty per cent) of the face value of the Bonds of the issue.			

Note:

According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the Moscow Interbank Currency Exchange, the coupon rate from the first to the twelfth amounted to 9.25% per annum in compliance with the Decision on the Bonds Issue. The procedure of determining the 13th to 24th coupon rate is described above.

Data on security provided:

A Bond with a security grants to its owner all rights arising from such a security.

The Limited Liability Company NWT-Finance, which has provided a security for the Bonds, undertakes to ensure that the Issuer's obligations to Bonds Owners will be fulfilled in case of Issuer's refusal to fulfil the obligations or in case of a delay in fulfilling respective obligations under the Bonds, according to the terms of the guarantee provided.

8.3.3. Data on the issues, the issuer's commitments under the securities of which have not been fulfilled (default)

There are no liabilities either not met or improperly met by the Issuer (default).

8.4. Data on the person(s) providing security for the bonds of the issue

I. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A of July 8, 2003.

The party providing the security:

Full name: ***Trubsnab Limited Liability Company***

Abbreviated name: ***Trubsnab LLC***

Tax-payer's identification No. (INN): ***2320099881***

Location: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***

Mailing address: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***

II. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A of December 28, 2004.

The party providing the security:

Full name: *NWT-Finance Limited Liability Company*

Abbreviated name: *NWT-Finance LLC.*

Tax-payer's identification No. (INN): *7840306212*

Location: *office 442, d. 26 ul. B. Morskaya, St. Petersburg, the Russian Federation*

Mailing address: *office 442, d. 26 ul. B. Morskaya, St. Petersburg, the Russian Federation*

Basic state registration No.: *1047855105650*

Date of making an entry in the Unified State Register of Legal Entities: *11.10.2004*

8.5. Conditions of ensuring fulfilment of commitments under the bonds of the issue

I. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A of July 8, 2003.

Type of security (method of security provided):

surety

Amount of security (scope, in which the guarantor is liable to Owners of the Bonds covered by the security in case the Issuer fails to fulfil or to duly fulfil the obligations under the bonds) (roubles): ***1 500 000 000***

Procedure of presenting claims to the surety by bond holders:

In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.

Each Bond Owner is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;

3) a court award on bankruptcy of the Surety takes effect,

4) a decision on liquidation of the Surety is taken by the Surety's body authorized to take such a decision;

c) the Issuer or the Surety does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds pf the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purposes of the Bonds issue.

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The said Demand to Fulfil the Obligations shall meet the following conditions:

- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

- indicated in it shall be: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds;

The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Surety fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Surety and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners and/or nominal holders action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 11 of the Decision on the Issue.

Value of Issuer's net assets as of the date of providing the security:

11,232,245 thousand roubles

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of providing a security (according to the data of the Company's accounting as of 31.03.2003): ***200,239 thousand roubles.***

II. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A of December 28, 2004.

Type of security (method of security provided):

surety

Amount of security (scope, in which the guarantor is liable to Owners of the Bonds covered by the security in case the Issuer fails to fulfil or to duly fulfil the obligations under the bonds) (roubles): ***3 000 000 000***

Procedure of presenting claims to the surety by bond holders:

Bond Owners and/or nominal Bond Holders shall present to the Surety written requests to pay the respective portion of the face value of the Bonds and/or to pay the coupon yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The Demand to Fulfil the Obligations shall meet the following conditions:

- The Demand to Fulfil the Obligations shall be presented to the Surety in writing in Russian and signed by the Bonds Owner (or its authorized representatives);

- The following shall be indicated in the Demand to Fulfil the Obligations:

full name of the Bonds Owner, tax-payer's No. of the Bonds Owner, tax status of the Bonds Owner, place of residence (location) of the Bonds Owner, details of the bank account to transfer monies of the Bonds Owner, number of the Bonds, under which the Demand to Fulfil the Obligations of the Issuer is presented; scope of Unfulfilled Obligations in respect of the Bonds Owner who is sending such a Demand to Fulfil the Obligations.

- The Claim of Fulfilling the Obligations shall state that the Issuer has not fulfilled or failed to fulfil completely and within the timing set forth on the Decision on the Securities Issue and in the Offering Circular:

the obligations to pay a respective part of the face value;

the obligations to pay the coupon yield;

- The Claim of Fulfilling the Obligations shall be presented to the Surety no later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bonds Owner sending such a Claim of Fulfilling the Obligations. The ***date*** when the ***Surety*** receives the Claim shall be considered as the date of presenting Claim.

- To prove the rights of the Bonds Owner to the Bonds stated in the Claim of Fulfilling the Obligations, such Claim shall be accompanied by a statement of the custody account with the NDC or depositaries, whish are depositors of NDC, as of the Date of Making up the List of Owners and/or Nominal Holders of the Bonds for the purpose of paying the coupon yield under the Bonds and/or Bonds retirement, determined in compliance with the Decision on the Securities Issue and the Offering Circular.

- The Claim of Fulfilling the Obligations and documents enclosed thereto shall be sent to the Surety by registered mail, by messenger mail or express mail.

- The Surety shall consider the Claim of Fulfilling the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Surety is entitled to express any objections against the Claim of Fulfilling the Obligations, that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer

waives them or recognizes its debt.

- Claims of Fulfilling the Obligations presented to the Surety later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Claim of Fulfilling the Obligations shall not be considered by the Surety.

- If the Surety chooses to satisfy the Claim of Fulfilling the Obligations, the Surety shall notify the Bonds Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim of Fulfilling the Obligations, shall effect a money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are stated in the Claim of Fulfilling the Obligations.

Value of Issuer's net assets as of the date of the last completed reporting period before the date of approval of the Offering Circular (30.06.04): ***12,305,767 thousand roubles.***

Value of net assets of the legal entity as of the date of the last completed reporting period before the date of approval of the Offering Circular (26.10.04): 10 thousand roubles.

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of the last completed reporting period: ***39 thousand roubles.***

8.5.1. Terms of securing the execution of obligations under Bonds with a mortgage cover

Not applied

8.6. Data on organizations registering titles to issuer's issued securities

The party keeping a register of registered securities holders of the Issuer: ***registrar***

Data on the registrar

Full official name: ***Open Joint-Stock Company United Registration Company***

Abbreviated official name: ***OJSC ORK***

Location: ***House 70, ul. Pyatnitskaya, Moscow, 113095***

Data on the license for keeping a register of securities holders:

Number: ***10-000-1-00314***

Date of issue: ***30.03.2004***

Expiry date: ***without limitation of the validity period***

Name of the authority that has issued the license: ***Federal Commission for the Securities Market of Russia***

Issuer's documentary securities with obligatory centralized care are circulating:

Depositary dealing with the centralized care:

Full official name: ***National Depositary Centre Nonprofit Partnership***

Abbreviated official name: NP NDC

Location: ***building 4, No. 1/13, Sredny Kislovsky per., Moscow***

No. of license: ***№ 177-03431-000100***

Date of issue: ***4.12.2000***

Expiry date: ***without limitation of the validity period***

Name of the authority that has issued the license: ***Federal Commission for the Securities Market of Russia***

8.7. Data on legislative acts regulating the issues of import and export of capital that may influence the payment of dividend, interest and other amounts to non-residents

Regulatory document	Comments
1. Federal Law On Currency Regulation and Currency Control of 10.12.03 No. 173-FZ (in the version of the Federal Laws of 29.06.2004 No. 58-FZ, of 18.07.2005 No.90-FZ)	—
2. Instruction of July 9, 1999 No. 318 of the RF Ministry of Trade approving investments by legal entities and individuals outside the RF	Floatation of securities by RF residents outside the RF
3. Federal Law of 17.07.1999 No. 167-FZ "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus on Avoidance of Double Taxation in Respect of Income and Equity Taxes"	—

8.8. Description of the taxation procedure for income under issuer's securities that have been floated and are to be floated

The active law provides for the following taxation procedure for income on shares depending on the category of the share holder:

Taxation of earnings of individuals (RF tax residents, or non-residents receiving earnings from sources in the RF).

As per Article 208 of the RF Tax Code, dividends and interests received from a Russian organization , and earnings from sales of the Issuer's securities in and outside the RF are earnings subject to the individual income tax.

If a Russian organization is the source of income gained in the form of dividend, such organization is considered the fiscal agent and establishes the amount of tax separately for each tax-payer in respect of each payment of the said income at a rate of 9 per cent in compliance with article 275 of the Tax Code of RF.

The tax amount is calculated on the basis of the total tax amount and each taxpayer's share in the total amount of the dividend. The total tax amount is defined as the product of the tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to a foreign organization and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current reporting (tax) period).

Where a Russian organization as a tax agent pays dividends to an individual non-resident of the RF, the 30% tax rate is applicable to such payments as per paragraph 3 of Article 224 of the RF Tax Code.

In compliance with Article 214 of the RF Tax Code, the taxable base for each securities transaction or transaction involving futures contract financial instruments, where the basic asset is securities (futures and option stock exchange deals), shall be assessed separately. In this case, earnings received from the following transactions are included:

- *purchase and sale of securities circulating in the organized securities market;*
- *purchase and sale of securities that are not circulating in the organized securities market.*
- *involving futures contract financial instruments, where the basic asset is securities;*
- *purchase and sale of investment shares of unit investment trusts, including their retirement;*
- *involving futures contract securities and financial instruments, where the basic asset is securities, made by the asset manager in favour of an individual founder of asset management.*

Under paragraph 3 of article 214 of the RF Tax Code, the tax base – income (loss) from operations of sale and purchase of securities – is determined as the sum total of income from the aggregate of transactions with securities of the respective category, made during the taxation period, less the total amount of losses. The income (loss) is determined as the difference between the amounts gained from the sale of securities and the expenses for acquisition, sale and storage of securities, or property deductions assumed to reduce the earnings from the securities purchase and sale transaction.

The income from a transaction of sale and purchase of securities circulating in the organized securities market is reduced by the amount of interest paid for the use of attracted monetary funds, within the amounts calculated proceeding from the effective re-financing rate of the Central Bank of the Russian Federation. The loss from such a transaction is determined taking into account the limit of securities market price fluctuation. Securities circulating in the organized securities market include securities permitted for circulation among trade organizers having a license of the federal authority dealing with the securities market regulation.

When expenses cannot be included directly in expenses for acquisition, sale and storage of particular securities, the said expenses shall be distributed in proportion to the value estimate of the securities, to which the said expenses are related. If expenses cannot be proven by documents, the tax-payer is entitled to exercise the property tax deduction provided for by paragraph 1 of sub-clause 1, clause 1, article 220 of the RF Tax Code.

The property tax deduction, or the deduction in the amount of actually incurred expenses proven by respective documents shall be provided to the tax-payer when the tax is calculated and paid to the budget at the income payment source or upon expiry of the tax period when the tax return is submitted to the taxation authority. If there are several income payment sources, the property tax deduction shall be provided only at one income payment source at tax-payer's discretion.

When the taxation base for operations of purchase and sale of the securities is determined, it should be taken into account that the loss from operations with securities circulating in the organized securities market reduces the taxation base for operations of purchase and sale of the securities of the category. Income from operations of purchase and sale of the securities that are not circulating in the organized securities market and that, as of the moment of their acquisition, were meeting the requirements established for securities circulating in the organized securities market, may be reduced by the amount of loss from operations of purchase and sale of the securities circulating in the organized securities market.

The taxation base for transactions involving futures contract financial instruments is defined as difference of the positive and negative results obtained upon reassessment of liabilities and legal claims for the transactions executed and execution of futures contract financial instruments, allowing for compensation for the services of stock exchange intermediaries and the stock exchange in opening the positions and keeping the accounts of the individual. In such cases, the taxation base will be increased by the amount of option money received for option transactions, and reduced

by the amount of premiums paid under the said transactions.

When assessing the taxation base for securities transactions made by an asset manager, the taxpayer's costs shall also include sums paid to the asset manager as compensation and reimbursement for its costs incurred in the securities transactions.

Where transactions involving different categories of securities are made during asset management, or where other kinds of earnings appear (such as dividend or interest), the taxation base will be assessed separately for each securities category and each kind of earnings. Any costs that cannot be directly classified as reduction of earnings from transactions in securities of the appropriate category or as reduction of the appropriate kind of earnings shall be distributed in proportion to the share of each kind of earnings.

The taxation base for securities purchase and sale transactions and transactions involving futures contract financial instruments shall be assessed upon expiry of the tax period (i.e. year). Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. In such a case, the tax shall be paid from the share of earnings corresponding to the actual amount of the moneys paid. When payments are effected more than once in a tax period, the tax amount is calculated as a progressive total allowing for the previously paid tax amounts.

The asset manager shall be recognized as tax agent for earnings from securities transactions executed by such a manager. The taxation base for such transactions is assessed as of the tax period expiry date, or as of the date of payment of the moneys before the tax period expiry. In such a case, the tax shall be payable within one month from the tax period expiry date or from the date of payment of the moneys (or transfer of securities). Where payments are made from assets under asset management before the expiry of the asset management agreement, or before the tax period expiry, the tax will be paid from the portion of the earnings corresponding to the actual amount of moneys paid to the founder of such asset management.

If it is impossible for the income payment source to deduct the calculated amount of tax from the tax-payer, the fiscal agent shall, within a month's time from the moment such a circumstance arises, notify in writing the taxation authority in the location where it is registered on the impossibility to effect the deduction and on the amount of the tax-payers debt. The tax in this case will be paid in two installments in equal proportions, the 1st installment payable within 30 days from the date of the tax payment notice served by the tax authority, and the 2nd installment, within 30 days from the 1st installment date.

The procedure of tax assessment for earnings from securities transactions is described in paragraph 1 of Article 225 of the RF Tax Code, according to which, the tax amount shall be assessed as a taxable basis percentage corresponding to the tax rate (30% or 9%).

Taxation of legal entities (both Russian and non-Russian organizations pursuing their business in the RF through permanent offices, and/or receiving earnings from sources in the RF).

In compliance with paragraph 1 of Article 250 of the RF Tax Code, earnings from interests in other organizations (as dividends), and earnings received from transactions involving futures contract financial instruments shall be considered as taxable non-sale earnings. In such cases, the date of the moneys' receipt to the account (by the cash office) of the taxpayer shall be considered as the date of earnings receipt.

In compliance with paragraph 1 of Article 265 of the RF Tax Code, costs in the form of interest on debentures of any kind (including that on securities and other liabilities issued by the taxpayer), expenses of management of its own securities issue, servicing of its own securities, information supplied to the shareholders, and costs related to servicing of securities purchased by the taxpayer shall be considered as non-sale costs reducing the taxable base of the profit tax. The date of incurring non-sale costs related to the purchase of securities shall be the date of sale or other disposal of such securities.

The specific features of taxable base assessment for earnings received from interest in other organizations (dividends) are set forth in Article 275 of the RF Tax Code.

If a Russian organization is the source of income, such organization is considered the fiscal agent and establishes the amount of tax. In such cases, the tax amount deductible from the dividend recipient's earnings shall be assessed by the tax agent based on the total tax amount and the share of each taxpayer in the total dividend amount. The total tax amount is defined as the product of the 9% tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to foreign organizations and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current tax period. When the difference is negative, no tax payment obligation occurs, and no compensation is made from the budget.

Where a Russian organization as a tax agent pays dividends to a non-Russian organization and/or an individual non-resident of the RF, the taxation base of the dividend recipient taxpayer shall be defined as the sum of dividends paid, with the rate of 15% or 30%, respectively, applicable thereto.

The specific details of taxation base assessment for securities transactions are set forth in Article 280 of the RF Tax Code.

The taxpayer's earnings from transactions of sale or other disposal of securities (retirement included) are assessed based on the price of sale or other disposal of the securities, and the sum of accumulated interest (coupon) income paid by the buyer to the taxpayer, and the sum of interest (coupon) income paid by the Issuer (maker) to the taxpayer. In this case, the income does not include the amounts of interest (coupon) income previously considered in the

taxation.

Expenses related to the sale/other withdrawal of securities are determined proceeding from the securities acquisition price, sale costs, and the amount of the accrued interest (coupon) yield, paid by the tax-payer to the securities seller. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

The actual price of sale or other disposal of the securities within the interval between the maximum and minimum price of transactions with the said securities registered by the trade administrator on the securities market as of the date of execution of the appropriate transaction, shall be deemed the market price for the taxation purposes. Where any securities traded on the securities market are sold below the minimum price on an established securities market, the minimum transaction price on an established securities market shall be assumed in the assessment of the financial result.

In respect of securities not traded on an established securities market, the actual price of sale or other disposal of the securities shall be assumed for taxation purposes, subject to meeting at least one of the following conditions:

1. *if the actual price of the respective transaction is within the price interval for a similar security registered by the trade administrator on the securities market as of the date of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*
2. *if the deviation of the actual price of the respective transaction is within 20% up or down from the weighted average price of similar securities calculated by the trade administrator according to the rules set by him, based on the trade results as of the date of execution of such transaction, or as of the date of the nearest trading completed before the day of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*

The taxation base for securities transactions shall be assessed by the taxpayer separately. The taxation base for operations with securities circulating in the organized securities market is determined separately from the taxation base for operations with securities that are not circulating in the organized securities market.

In case of sales or other disposal of securities, the taxpayer shall, independently and in accordance with the accounting policy adopted for taxation purposes, select one of the following methods of writing off the cost of the disposed-of securities to expenses:

1. *according to the cost of the earliest acquisitions;*
2. *according to the cost of the latest acquisitions;*
3. *according to the cost of a unit.*

Taxpayers having losses from securities transactions in the preceding tax period(s) may reduce the taxation base obtained in securities transactions in the reporting (tax) period. In this case, losses from transactions in securities not traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxation base from transactions in such securities, such base having been assessed in the reporting (tax) period. Losses from transactions in securities traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxable base from transactions of sale of this category of securities.

Income gained from operations with securities circulating in the organized securities market may not be lessened by expenses or losses from operations with securities that are not circulating in the organized securities market. Income gained from operations with securities that are not circulating in the organized securities market may not be lessened by expenses or losses from operations with securities circulating in the organized securities market.

As per Article 286 of the RF Tax Code, the tax is defined as the percentage of the taxation base corresponding to the tax rate. The tax amount for the tax period results shall be named by the taxpayer independently.

Based on the results of each reporting (tax) period, tax-payers calculate the amount of advance payment, proceeding from the tax rate and the taxable profit calculated as progressive total from the start of the taxation period till the end of the reporting (taxation) period. During the reporting period, taxpayers shall calculate the amount of the monthly advance payment.

If the taxpayer is a foreign organization receiving earnings from sources in the RF not related to a permanent office in the RF, the responsibility of assessing the tax amount, deducting such amount from the taxpayer's earnings and transferring the tax to the budget shall rest with the Russian organization paying the said earnings to the taxpayer. The tax agent assesses the tax amount for each payment (transfer) of moneys or other receipt of earnings. If the source of the taxpayer's earnings in the form of dividend is a Russian organization, the responsibility of deducting the tax from the taxpayer's earnings and transferring it to the budget shall rest with such source of earnings. Furthermore, the tax advance payments shall be deducted from the taxpayer's earnings at each payment of such earnings. For earnings paid to taxpayers in the form of dividend, the tax deducted at the payment of such earnings shall be transferred to the budget by the tax agent effecting the payment within 10 days from such payment.

The tax on earnings received from securities transactions shall be paid upon expiry of the tax period within the time set for submitting tax returns for the respective tax period (not later than the 28th of March of the year following the expired tax period). Advance payments based on the results of the reporting period shall be paid within the time set for submitting tax returns for the respective period under report (within 28 days from the day of expiry of the respective tax period).

Monthly advance payments payable within the reporting period shall be paid no later than on the 28th day of each

month of such a reporting period. Taxpayers calculating their monthly advance payments on the basis of actually received earnings shall pay such advance payments no later than on the 28th day of the month following the month, by the results of which the tax is calculated.

8.9. Data on stated (accrued) and paid dividend under issuer's shares, and on income yielded by issuer's bonds

Data on stated (accrued) and paid dividend under issuer's shares:

	2000	2001	2002	2003	2004
Stock category	**Common**				
Amount of stated (accrued) dividend per share, roubles	0,119	0,077	0,064	0,083	0,248
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	56 293 779,55*	36 425 386,37	47 098 702,21	61081145,18**	218499279,15**
name of the Issuer's management body taking the decision on (stating) payment of dividend	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders
date of holding the meeting taking the decision on payment (stating) of dividend	25/05/2001	25/06/2002	23/06/2003	30/06/2004	27/06/2005
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	Minutes No. 1 of 25/05/2001	Minutes No. 01-02 of 25/06/2002	Minutes No. 02-03 of 07/07/2003	Minutes No. 02-04 of 30/06/2004	Minutes No. 01-05 of 04.07.05
time fixed for payment of the stated dividend	The approved dividend payment date is from September 1, 2001	Dividend is paid from 15/08/2002 till 31/12/2002	Dividend is paid from 15/08/2003 till 31/12/2003	Dividend is paid from 15/08/2004 till 31/12/2004	Dividend is paid from 15/08/2005 till 15/12/2005
form and other conditions of payment of the stated dividend	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Period under report (year, quarter), for which the stated dividend is (was) paid:	2000	2001	2002	2003	2004
total amount of dividend paid under all shares, roubles	-****	-****	46 848 741,52	60168 275,16	218 094 283,07
Category, type of stock	**Preferred type A**				
Amount of stated (accrued) dividend per share, roubles	0,257	0,248	0,140	0,357	0,469
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	29 411 299,10*	28 381 331,04	28 283 190,32	72 122 144,44**	117 423 234,81**
name of the Issuer's management body taking the decision on (stating) payment of dividend	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders
date of holding the meeting taking the decision on payment (stating) of dividend	09/06/2000	25/06/2002	23/06/2003	30/06/2004	27/06/2005
date and No. of the minutes of the meeting, taking the decision on payment (stating) of dividend	Minutes No. 1 of 09/06/2000	Minutes No. 01-02 of 25/06/2002	Minutes No. 02-03 of 07/07/2003	Minutes No. 02-04 of 30/06/2004	Minutes No. 01-05 of 04.07.05

time fixed for payment of the stated dividend	The approved dividend payment date is from September 1, 2001	Dividend is paid from 15/08/2002 till 31/12/2002	Dividend is paid from 15/08/2003 till 31/12/2003	Dividend is paid from 15/08/2004 till 31/12/2004	Dividend is paid from 15/08/2005 till 15/12/2005
form and other conditions of payment of the stated dividend	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Period under report (year, quarter), for which the stated dividend is (was) paid:	2000	2001	2002	2003	2004
total amount of dividend paid under all shares, roubles	-****	-****	27 400 381,23	68 997 297,29	115 823 447,98

** The calculation was made as follows:*

- the amount of dividend calculated per shareholder was determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares (in respect of each shareholder) containing fractions of a kopeck was rounded to the whole kopeck according to the rules of mathematics.

***The amount of calculated dividend is determined as per the dividend calculation procedure adopted by the Issuer as stated in the "Provisions on Dividend Payment" approved by the decision of the Board of Directors (Minutes No. 34-02 (05) of August 30, 2002).*

The calculation is made as follows:

- the amount of dividend calculated per shareholder is determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares containing fractions of a kopeck is rounded to the whole kopeck according to the rules of mathematics.

*****The Issuer did not keep records of dividend payments for 2000 and 2001 as itemized into dividends on common and preferred stock, and as itemized by the specified years (see the table below)*

	2000	2001
Total amount of dividend paid under common and preferred stock, roubles	143 539 722,53	

Causes of incomplete payment of stated dividends:

The payment of declared dividend for 2000-2004 was incomplete due to the fact that the Issuer's register of shareholders contained obsolete data as regards the bank data and addresses of certain shareholders.

Data on the yield paid under the Issuer's Bonds:

Type of securities: ***bonds***

Series: ***01***

Type: ***interest-bearing***

Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:

State registration No.: ***4-01-00119-A***

Date of registration: ***6.03.2002***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:

Date of registration: ***15.05.2002***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***300 000***

Face value of one of the securities of the issue (roubles): ***1 000***

Total volume of the issue at the face value (roubles): ***300 000 000***

Current state of the issue: ***the bonds of the issue have been retired***

Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***300 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***49,32***
On the second coupon: ***47,37***
On the third coupon: ***90,25***
On the fourth coupon: ***79,78***
On the fifth coupon: ***80,22***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.02 till 10.07.02 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 958 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 11.07.02 till 09.10.02 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 211 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.02 till 10.04.03 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***27 075 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.03 till 10.10.03 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***23 934 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.03 till 09.04.04 (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***24 066 000***

Type of income paid under the bonds: ***face value***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***09.04.04***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***300 000 000***

Other data on the yield paid under the bonds of the issue indicated by the Issuer at his own discretion: ***all obligations under the bonds of the issue have been fulfilled***

Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-02-00119-A***
Date of registration: ***8.07.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***14.11.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***1 500 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***1 500 000 000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1 500 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***35.4***
On the second coupon: ***35.4***
On the third coupon: ***35.4***
On the fourth coupon: ***35.4***
On the fifth coupon: ***32.91***
On the sixth issue: ***32.91***
On the seventh issue: ***32.91***
On the eighth issue: ***32.91***
On the ninth issue: ***18.7***
On the tenth coupon: ***18.7***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.10.03 till 08.01.04 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.01.04 till 07.04.04 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.04.04 till 07.07.04 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.07.04 till 06.10.04 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.10.04 till 05.01.05 (payment on 11.01.05 bco because of days off) (5th coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 05.01.05 till 06.04.05 (6th coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.04.05 till 06.07.05 (7th coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.07.05 till 05.10.05 (8th coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 05.10.05 till 04.01.06 (9th coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***28 050 000***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 04.01.06 till 05.04.06 (10th coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***28 050 000***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Number of issued securities: ***3 000 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***3 000 000 000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3 000 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***23.06***
On the second coupon: ***23.06***
On the third coupon: ***23.06***
On the fourth coupon: ***23.06***
On the fifth coupon: ***23.06***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 03.03.05 till 02.06.05 (first coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69 180 000***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 02.06.05 till 01.09.05 (second coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69 180 000***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 01.09.05 till 01.12.05 (third coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69 180 000***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 01.12.05 till 02.03.06 (fourth coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69 180 000***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 02.03.06 till 01.06.06 (fifth coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69 180 000***

8.10. Other Data

none